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INDEX TO FINANCIAL STATEMENTS HISTORICAL FINANCIAL INFORMATION GCI, INC.

Filed pursuant to Rule 424(b)(3)
Registration No. 333-175064

PROSPECTUS

GCI, INC.

$325,000,000

EXCHANGE OFFER FOR

6 3/4% Senior Notes due 2021

        GCI, Inc. is offering to exchange an aggregate principal amount of up to $325,000,000 of its new 6 3/4% Senior Notes Due 2021 (the "New Notes") for a like amount of its old 6 3/4% Senior Notes Due 2021 issued in a private offering on May 20, 2011 (the "Old Notes"). The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that the New Notes:

  •
  will have been registered under the Securities Act of 1933, as amended (the "Securities Act");

  •
  will not bear restrictive legends restricting their transfer under the Securities Act;

  •
  will not entitle holders to the registration rights that apply to the Old Notes; and

  •
  will not contain provisions relating to an increase in the interest rate borne by the Old Notes under circumstances related to the timing of the exchange offer.

        The New Notes, like the Old Notes, will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured debt, including our 8 5/8% Senior Notes Due 2019. Also like the Old Notes, the New Notes will be structurally subordinated and effectively rank junior to any liabilities of our subsidiaries and will also be effectively subordinated to our existing and future secured debt to the extent of the value of the collateral securing such indebtedness.

        The exchange offer expires at 12:00 midnight, New York City time, on August 4, 2011, unless we extend it.

        The New Notes will not be listed on any national securities exchange.

        Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. If the broker-dealer acquired the Old Notes as a result of market-making activities or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with the resales of new securities. GCI, Inc. has agreed that, during the period ending 90 days after the consummation of the exchange offer, subject to extension in limited circumstances, it will use commercially reasonable efforts to keep the exchange offer registration statement effective and to make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution and Selling Restrictions."

        For a discussion of certain factors that should be considered by holders prior to tendering their Old Notes for the New Notes in the exchange offer, see "Risk Factors" beginning on page 13.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 7, 2011.

        The information contained in this Prospectus speaks only as of the date of this Prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

        This Prospectus incorporates important business and financial information about us that is not included or delivered with this Prospectus. This information is available without charge to security holders upon written or oral request to GCI, Inc., 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503-2781, Attn: Bonnie J. Paskvan, Corporate Counsel of General Communication, Inc., telephone number (907) 868-5600.

        IN ORDER TO OBTAIN TIMELY DELIVERY OF THIS INFORMATION, YOU MUST REQUEST THE INFORMATION NO LATER THAN JULY 28, 2011, WHICH IS FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE OF THE EXCHANGE OFFER UNLESS WE DECIDE TO EXTEND THE EXPIRATION DATE.

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SUMMARY

        Unless stated otherwise, the discussion in this Prospectus of our business includes the business of GCI, Inc. and its subsidiaries. Except as otherwise indicated or the context otherwise requires, in this Prospectus, the words "we," "us," "our," "Company," and "GCI" refer to GCI, Inc., the issuer of the New Notes, and its subsidiaries. The following summary contains basic information about the Company and this offering. It likely does not contain all the information that is important to you. This Prospectus includes the terms of the New Notes we are offering, as well as information regarding our business and detailed financial data. For a more complete understanding of this offering, we encourage you to read this entire document and the documents to which we have referred you.

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including the "Risk Factors," and the consolidated financial statements and related notes, each of which are included elsewhere in this Prospectus.

Private Placement of Old Notes

        On May 20, 2011, GCI, Inc. privately placed $325 million of 6 3/4% Senior Notes due 2021.

        Simultaneously with the private placement, GCI, Inc. entered into a registration rights agreement with the initial purchaser of the Old Notes. Under the registration rights agreement, GCI, Inc. must use its commercially reasonable efforts to file a registration statement on or before September 17, 2011, to cause such registration statement to become effective on or prior to December 16, 2011, and to complete the exchange offer on or before 30 days following the effective date of such registration statement. If the exchange offer does not meet such deadlines, we must pay additional interest to the holders of the Old Notes until such deadlines are met. You may exchange your Old Notes for New Notes with substantially the same terms in this exchange offer. You should read the discussion under the headings "—The New Notes" and "Description of the New Notes" for further information regarding the New Notes.

        We believe that holders of the Old Notes may resell the New Notes without complying with the registration and prospectus delivery provisions of the Securities Act if certain conditions are met. You should read the discussion under the headings "—The Exchange Offer" and "The Exchange Offer" for further information regarding the exchange offer and resales of the New Notes.

Our Company

Overview

        GCI is the largest communications provider in Alaska as measured by revenues. We offer facilities-based local and long-distance voice services, cable television, data and Internet access to residential and business customers across the state under our GCI brand. In addition, we provide wireless telephone services over our own facilities under the GCI and Alaska Wireless brand names. Due to the unique nature of the markets we serve, including harsh winter weather, remote geographies and changing daylight hours, our customers rely extensively on our systems to meet their communication and entertainment needs. We benefit from the attractive demographic and economic characteristics of Alaska. According to the United States Census Bureau, the median household income in Alaska was 25% higher than the 2008-2009 United States national average. Also, the State of Alaska does not levy personal income taxes or collect sales taxes. In addition, the state provides an annual dividend to its citizens from the Alaska Permanent Fund, which in 2010 was $1,281 per person.

        Since our founding in 1979 as a competitive long distance provider, we have consistently expanded our product portfolio and facilities to become the leading integrated communication services provider in our markets. Our facilities include redundant and geographically diverse digital undersea fiber optic cable systems linking our Alaska terrestrial networks to the networks of other carriers in the lower

48 contiguous states. As of December 31, 2010, our cable systems passed 84% of Alaska's households, and we have achieved 55% basic cable penetration of the homes we reach. We believe GCI offers superior video services relative to digital broadcast satellite ("DBS"), which is limited by Alaska's geographic location, challenging climate and terrain features. We have continued our statewide deployment of digital local phone service ("DLPS") utilizing our own coaxial cable facilities enabling us to move off of facilities that we previously leased from telecom incumbents. At December 31, 2010, 76% of the local access lines we served were carried on our own last mile facilities. In recent years, we expanded our efforts in wireless and presently operate the only statewide wireless network. Our network provides access for both global system for mobile communications ("GSM") and code division multiple access ("CDMA") based devices, and can provide us with an eventual path to fourth generation Long Term Evolution ("LTE") based wireless communications.

        We have been a pioneer in bundled services. As of December 31, 2010, over 62,600 of our residential customers subscribed to product bundles that include three or more of our services. We believe that our integrated strategy of providing innovative and high-quality bundles of voice, video, data and wireless services provides us with advantages versus competitors and allows us to continue to attract new customers and retain and up-sell our existing customers. We have an estimated 45% share of the state's long-distance market and offer cable television service to 84% of the households in Alaska. We believe we are the state's largest provider of Internet services with dial-up, cable modem, wireless, digital subscriber line ("DSL") and dedicated Internet access. We are the second largest local access provider as measured by local access lines, with a 36% market share. In wireless, we are the second largest wireless service provider as measured by wireless revenues and lines in service.

        We operate through five reportable segments—Consumer, Network Access, Commercial, Managed Broadband and Regulated Operations, with each segment defined by the type of customers served. Our Consumer segment serves residential customers. Our Network Access segment serves other common carriers. Our Commercial segment serves small businesses, local, national and global businesses, governmental entities, and public and private educational institutions. Our Managed Broadband segment serves rural school districts, hospitals and health clinics. The financial results of the long-distance, local access, wireless and Internet services sold to consumer and commercial customers that we serve due to our acquisitions of United Utilities, Inc. ("UUI") and United-KUC, Inc. ("United-KUC") are reported in the Regulated Operations segment.

        For the twelve month period ended March 31, 2011, we generated consolidated revenues of $663.6 million. We ended the period with approximately 97,200 long-distance customers, 145,300 local access lines in service, 147,400 basic cable subscribers, 140,200 wireless subscribers and 118,000 cable modem subscribers.

Competitive Strengths

        Market Leader.    We are Alaska's leading provider of long-distance, cable television and data and Internet services as measured by revenues, the second largest local access provider as measured by local access lines, and the second largest wireless service provider as measured by estimated subscriber lines in service. We attribute our leadership position to our commitment to provide our customers with high-quality products in attractively-priced bundled offerings.

        Advanced Infrastructure and Robust Network Assets.    We own and operate advanced networks that provide integrated end-to-end solutions. We have invested to enable DLPS statewide, to expand our wireless facilities and to construct new fiber. Our hybrid-fiber coax cable network enables us to offer last-mile broadband connectivity to our customers. As of December 31, 2010, 76% of the local access lines we served were carried on our own last mile facilities. Our interstate and undersea fiber optic cable systems connect our major markets in Alaska to the lower 48 contiguous states. These facilities consist of two physically diverse undersea fiber optic cable systems, which provide us with redundant capacity to the lower 48 contiguous states. We employ satellite transmission for rural intrastate and interstate traffic in markets where terrestrial based network alternatives are currently not available. Also, we serve Western Alaska through DeltaNet, a terrestrial long-haul microwave network. In our local access service markets, we offer services using our own facilities, unbundled network elements and wholesale/resale of third party facilities. In January 2010 the U.S. Department of Agriculture's Rural Utilities Service ("RUS") approved our wholly-owned subsidiary, UUI's application for an $88.2 million loan/grant combination to extend terrestrial broadband service for the first time to Bristol Bay and the Yukon-Kuskokwim Delta, an area in Southwest Alaska roughly the size of the state of North Dakota. Upon completion, TERRA-Southwest ("TERRA-SW") will be able to serve over 9,000 households and over 700 businesses in the 65 covered communities. The project will also be able to serve numerous public/non-profit/private community anchor institutions and entities, such as regional health care providers, school districts, and other regional and Alaska Native organizations. The RUS award, consisting of a $44.2 million loan and a $44.0 million grant, will be made under the RUS Broadband Initiatives Program established pursuant to the American Recovery and Reinvestment Act. The grant portion of the award will fund backbone network facilities that we would not otherwise be able to construct within our return-on-investment requirements. UUI began construction on TERRA-SW in 2010 and expects to complete the project in 2012 or earlier if possible.

        Bundled Service Offerings.    Ownership and control of our network and communications assets have enabled us to effectively market bundled service offerings. As of December 31, 2010, we provided three or more services to over 62,600 of our residential customers. Bundling facilitates the integration of operations, improves our ability to upsell and reduces churn. Our product and service portfolio includes stand-alone offerings and bundled combinations of local and long-distance voice and data services, cable video, broadband (cable modem, fixed wireless and DSL), dedicated Internet access services, mobile wireless and other services.

        Well-Recognized Brand Name.    GCI is the oldest brand among the major communications providers in Alaska. We believe our long-standing history in the community results in high brand recognition and strong customer loyalty, which positively differentiates us from our competitors. Our United Utilities and Alaska Wireless brand names have been in the Alaska marketplace since 1984 and 2003, respectively. We believe our customers associate these brand names with quality products.

        Favorable Alaska Market Dynamics.    The Alaska communications market is characterized by its large geographic size and isolated markets that include a combination of major metropolitan areas and small, isolated population clusters, which create barriers to potential new entrants. Due to the remote nature of its communities, the state's residents and businesses rely extensively on our systems to meet their communications needs. According to the United States Census Bureau, the median household income in Alaska was 25% higher than the 2008-2009 United States national average. In addition, the State of Alaska does not levy personal income taxes or collect sales taxes. Also, the state provides an annual dividend to its citizens from the Alaska Permanent Fund, which in 2010 amounted to $1,281 per person. Due to unique geographic and demographic factors, we believe that, when compared to national averages, Alaska households spend more on communication services.

        Experienced Management Team.    Our experienced management team has a proven track record and has consistently expanded our business and improved our operations. Each member of our senior management team has, on average, more than 31 years of experience in the communications industry and more than 21 years with GCI.

Business Strategy

        We intend to continue to increase revenues and cash flow using the following strategies:

        Continue to Offer Bundled Products.    We offer innovative service bundles to meet the needs of our consumer and commercial customers. We believe that bundling our services significantly improves customer retention, increases revenue per customer and reduces customer acquisition expenses. Our experience indicates that our bundled customers are significantly less likely to churn, and we experience less price erosion when we effectively combine our offerings. Bundling improves our top line revenue growth, provides operating cost efficiencies that expand our margins and drives our overall business performance. As a measure of success to date, as of December 31, 2010, over 62,600 of our residential customers subscribed to one of our service bundles that included three or more services.

        Maximize Cross Selling and Up Selling Opportunities.    We successfully sell new and enhanced services and products between and within our business segments to our existing customer base to achieve increased revenues and penetration of our services. Through close coordination of our customer service and sales and marketing efforts, our customer service representatives suggest to our customers other services that they can purchase or enhanced versions of services they have already purchased. In our experience, many calls into our customer service centers or visits into one of our 32 retail stores have resulted in sales of additional services and products. We had over 954,000 customer visits to our retail stores in 2010, which resulted in sales of approximately 275,000 new or upgraded products and services.

        Deliver Industry Leading Customer Service.    We have positioned ourselves as a customer service leader in the Alaska communications market. We have organized our operations to effectively focus on our customers. We operate our own customer service department and maintain and staff our own call centers. We have empowered our customer service representatives to handle most service issues and questions on a single call. We prioritize our customer services to expedite handling of our most valuable customers' issues, particularly for our largest commercial customers. We believe our integrated approach to customer service, including service set-up, programming various network databases with the customer's information, installation and ongoing service, allows us to provide a customer experience that fosters customer loyalty.

        Leverage Communications Operations.    We continue to expand and evolve our integrated network for the delivery of our services. Our bundled strategy and integrated approach to serving our customers creates efficiencies of scale and maximizes network utilization. By offering multiple services, we are better able to leverage our network assets and increase returns on our invested capital. We periodically evaluate our network assets and continually monitor technological developments that we can potentially deploy to increase network efficiency and performance.

        Expand Our Product Portfolio and Footprint in Alaska.    Throughout our history, we have successfully added, and expect to continue to add, new products to our product portfolio. We have a demonstrated history of new product evaluation, development and deployment for our customers, and we continue to assess revenue-enhancing opportunities that create value for our customers. In addition to new services such as additional high definition television ("HDTV") channels, video-on-demand, on-line advertising placement, on-line content delivery such as streaming music and mobile high-speed data, we are also expanding the reach of our core products to new markets. Where feasible and where economic analysis supports geographic expansion of our network coverage, we are currently pursuing and expect to pursue opportunities to increase the scale of our facilities, enhancing our ability to serve our existing customers' needs and attract new customers.

        Continue to Make Strategic Acquisitions.    We have a history of making and integrating tuck-in acquisitions of local telecommunications providers. Our management team is adept at sourcing, acquiring and integrating these acquired companies, and we will continue to actively pursue and buy companies that we believe fit with our strategy and networks and that are accretive to earnings.

Our Organization

        The chart below depicts our organizational structure and reflects our principal subsidiaries.(1)

(1)
All ownership 100% unless otherwise indicated.

(2)
Issuer of Class A and B common stock.

(3)
Issuer of New Notes offered hereby; Issuer of 8 5/8% Senior Notes due 2019 ("2019 Notes").

(4)
Borrower under Secured Credit Facility (as defined below under "Description of Other Indebtedness").

(5)
Obligor under satellite transponder capital lease.

Recent Developments

        We closed the offer and sale of the Old Notes on May 20, 2011, which generated net proceeds of $317.5 million. We used the net proceeds, in addition to cash on hand, to purchase all of our outstanding 7.25% Senior Notes due 2014 ("2014 Notes") and to pay any fees and expenses related to the offer of the Old Notes and the purchase of the 2014 Notes.

        On June 10, 2011, GCI Holdings, Inc. entered into an Add-On Term Loan Supplement No. 1 to its Secured Credit Facility that provides for an additional $25 million term loan that will be used to pay down outstanding revolving loans under the Secured Credit Facility.

Address and Telephone Number

        Our principal executive office is located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503-2781, and our telephone number is (907) 868-5600. Our website is http://www.gci.com. Information on our website is not incorporated into or otherwise a part of this Prospectus.

Additional Information

        For additional information about us and our business, please see our Annual Report on Form 10-K for the year ended December 31, 2010 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, as filed with the United States Securities and Exchange Commission (the "SEC" or the "Commission") and the section entitled "Where You Can Find More Information" of this Prospectus.

The Exchange Offer

        On May 20, 2011, GCI, Inc. issued $325,000,000 principal amount of 6 3/4% Senior Notes due 2021, the Old Notes to which the exchange offer applies, to an initial purchaser in reliance on an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In connection with the initial purchaser's purchase of the Old Notes, we agreed to commence the exchange offer within a certain time period following the initial offering of the Old Notes.

Registration Rights Agreement	GCI, Inc. sold the Old Notes on May 20, 2011 to the initial purchaser, Deutsche Bank Securities Inc. Simultaneously with the sale of the Old Notes, GCI, Inc. entered into a registration rights agreement which provides for the exchange offer.
You may exchange your Old Notes for New Notes, which have substantially identical terms. The exchange offer satisfies your rights under the registration rights agreement. After the exchange offer is over, you will not be entitled to any registration rights with respect to your Old Notes.
The Exchange Offer	GCI, Inc. is offering new 6 3/4% Senior Notes due 2021, the New Notes to which this exchange offer applies, all of which New Notes will have been registered under the Securities Act, in exchange for your Old Notes.
To exchange your Old Notes, you must properly tender them, and we must accept them. We will exchange all Old Notes that you validly tender and do not validly withdraw. We will issue registered New Notes promptly after the expiration of the exchange offer.
Resale of New Notes	We believe that, if you are not a broker-dealer, you may offer for resale, resell or otherwise transfer the New Notes without complying with the registration and prospectus delivery requirements of the Securities Act if you:
• acquire the New Notes in the ordinary course of your business;
• are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a "distribution" of the New Notes; and
• are not an "affiliate" of GCI within the meaning of Rule 405 of the Securities Act.
If any of these conditions is not satisfied and you transfer any New Notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Moreover, our belief that transfers of New Notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Any broker-dealer that acquires New Notes for its own account in exchange for Old Notes must represent that the Old Notes to be exchanged for the New Notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the New Notes. However, by so acknowledging and by delivering a prospectus, such participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. During the period ending 90 days after the consummation of the exchange offer, subject to extension in limited circumstances, a participating broker-dealer may use this Prospectus for an offer to sell, a resale or other retransfer of New Notes received in exchange for Old Notes which it acquired through market-making activities or other trading activities.
Expiration Date	The exchange offer will expire at 12:00 midnight, New York City time, on August 4, 2011, unless we extend the expiration date. We will not extend the expiration date beyond 45 days from the date of this Prospectus.
Withdrawal	You may withdraw your tender of Old Notes under the exchange offer at any time before the exchange offer expires. Any withdrawal must be in accordance with the procedures described in "The Exchange Offer—Withdrawal Rights."
Procedures for Tendering Old Notes	Each holder of Old Notes that wishes to accept the exchange offer must either:

•       complete, sign and date the accompanying letter of transmittal or a facsimile copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed, if required, and deliver the letter of transmittal, together with any other required documents (including the Old Notes), to the exchange agent; or

•       if Old Notes are tendered pursuant to book-entry procedures, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with the Depository Trust Company ("DTC") to cause an agent's message to be transmitted with the required information (including a book-entry confirmation) to the exchange agent; or

• comply with the procedures set forth below under "—Guaranteed Delivery."
Holders of Old Notes that tender Old Notes in the exchange offer must represent that the following are true:
• the holder is acquiring the New Notes in the ordinary course of its business;

• the holder is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a "distribution" of the New Notes; and
• the holder is not an "affiliate" of GCI within the meaning of Rule 405 of the Securities Act.
Do not send letters of transmittal, certificates representing Old Notes or other documents to us or DTC. Send these documents only to the exchange agent at the appropriate address given in this Prospectus and in the letter of transmittal.
Special Procedures for Tenders by Beneficial Owners of Old Notes	If:
• you beneficially own Old Notes;
• those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee; and
• you wish to tender your Old Notes in the exchange offer;
please contact the registered holder as soon as possible and instruct it to tender your Old Notes on your behalf and comply with the instructions set forth in this Prospectus and the letter of transmittal.
Guaranteed Delivery	If you hold Old Notes in certificated form or if you own Old Notes in the form of a book-entry interest in a global note deposited with the trustee, as custodian for DTC, and you wish to tender those Old Notes but
• your Old Notes are not immediately available;
• time will not permit you to deliver the required documents to the exchange agent by the expiration date; or
• you cannot complete the procedure for book-entry transfer on time;
you may tender your Old Notes pursuant to the procedures described in "The Exchange Offer—Procedures for Tendering Old Notes—Guaranteed Delivery."
Consequences of Not Exchanging Old Notes	If you do not tender your Old Notes or we reject your tender, your Old Notes will remain outstanding and will be entitled to the benefits of the indenture governing the Old Notes (which will also govern the New Notes). Under such circumstances, you would not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to the Old Notes.
We could reject your tender of Old Notes if you tender them in a manner that does not comply with the instructions provided in this Prospectus and the accompanying letter of transmittal.
Appraisal or Dissenters' Rights	You do not have any appraisal or dissenters' rights in connection with the exchange offer.

Certain United States Federal Income Tax Consequences	Your exchange of Old Notes for New Notes will not be treated as a taxable event for United States federal income tax purposes. See "Certain United States Federal Income Tax Consequences."
Conditions; Regulatory Approvals	The exchange offer is subject to the conditions that it not violate applicable law or any SEC policy. In addition, the exchange offer is conditioned on the tender of the Old Notes to us by the holders in accordance with the exchange offer. Except as set forth in the previous two sentences, there are no federal or state regulatory requirements with which we must comply and there are no approvals that we must obtain in connection with the exchange offer.
Use of Proceeds	We will not receive any proceeds from the exchange offer or the issuance of the New Notes. The net proceeds from the issuance of the Old Notes were used, in addition to cash on hand, to purchase all of our outstanding 2014 Notes and to pay any fees and expenses related to the offer of the Old Notes and the purchase of the 2014 Notes.
Acceptance of Old Notes and Delivery of New Notes	We will accept for exchange any and all Old Notes properly tendered prior to the expiration of the exchange offer. We will complete the exchange offer and issue the New Notes promptly after the expiration date.
Exchange Agent	Union Bank, N.A. is serving as exchange agent for the exchange offer. The address and telephone number of the exchange agent are provided in this Prospectus under "The Exchange Offer—Exchange Agent" and in the letter of transmittal.

The New Notes

        The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that the New Notes:

  •
  will have been registered under the Securities Act;

  •
  will not bear restrictive legends restricting their transfer under the Securities Act;

  •
  will not entitle holders to the registration rights that apply to the Old Notes; and

  •
  will not contain provisions relating to an increase in the interest rate borne by the Old Notes under circumstances related to the timing of the exchange offer.

        The New Notes represent the same debt as the Old Notes and are governed by the same indenture, which is governed by New York law.

The Offering

        The summary below describes the principal terms of the New Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the New Notes" section of this Prospectus contains a more detailed description of the terms and conditions of the New Notes.

Issuer	GCI, Inc.
Securities Offered	$325,000,000 principal amount of 6 3/4% Senior Notes due 2021.
Maturity	June 1, 2021.
Interest Rate	6 3/4% per year (calculated using a 360-day year).
Interest Payment Dates	June 1 and December 1, beginning on December 1, 2011. Interest will accrue from the issue date of the Old Notes.
Ranking

The New Notes will be senior unsecured obligations of GCI, Inc., and will rank equally with existing and future senior unsecured debt of GCI, Inc. and senior to all future subordinated debt of GCI, Inc. The New Notes will be effectively junior in right of payment to all of GCI, Inc.'s existing and future secured indebtedness, to the extent of the value of the collateral securing such indebtedness, and will be structurally junior to all existing and future debt and liabilities, including any trade payables and indebtedness of GCI, Inc.'s subsidiaries. As of March 31, 2011, after giving effect to the offering of the Old Notes and the use of the net proceeds therefrom as described herein, (i) GCI, Inc. and its subsidiaries would have had $888.8 million of indebtedness outstanding, of which approximately $138.8 million would have been secured and approximately $425 million would have ranked equally in right of payment with the Old Notes and (ii) GCI, Inc.'s subsidiaries would have had $138.8 million of total indebtedness and $498.9 million of total liabilities, including trade payables, outstanding.

Optional Redemption

Except as set forth below, GCI, Inc. cannot redeem the New Notes prior to June 1, 2016. Thereafter, GCI,  Inc. may redeem some or all of the New Notes at the redemption prices listed in "Description of the New Notes—Optional Redemption," plus accrued and unpaid interest, if any, to the date of redemption.

Optional Redemption After Public Equity Offerings

At any time on or prior to June 1, 2014, GCI, Inc. may, at its option, choose to redeem up to 35% of the outstanding Old Notes and New Notes with net cash proceeds from one or more public equity offerings, so long as:

• GCI, Inc. pays 106.750% of the face amount of the Old Notes and New Notes, plus interest;
• GCI, Inc. redeems the Old Notes and New Notes within 180 days of completing the public equity offering; and
• at least 65% of the aggregate principal amount of Old Notes and New Notes issued remains outstanding afterwards.

Change of Control Offer

If a change of control occurs, GCI, Inc. must give holders of outstanding Old Notes and New Notes the opportunity to sell their Old Notes and New Notes at 101% of their face amount, plus accrued and unpaid interest, if any. See "Description of the New Notes—Change of Control."

Asset Sale Proceeds

If GCI, Inc. or its restricted subsidiaries engage in asset sales, we generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay debt under our credit facility, if any, or make an offer to purchase a principal amount of outstanding Old Notes and New Notes equal to the excess net cash proceeds. The purchase price of the Old Notes and New Notes will be 100% of their principal amount, plus accrued and unpaid interest, if any.

Certain Indenture Provisions	The indenture governing the New Notes will contain covenants limiting GCI, Inc.'s and its restricted subsidiaries' ability to:
• incur additional debt or enter into sale and leaseback transactions;
• pay dividends or distributions on capital stock or repurchase capital stock;
• issue stock of subsidiaries;
• make certain investments;
• create liens on assets to secure debt;
• enter into transactions with affiliates;
• merge or consolidate with another company; and
• transfer and sell assets.
These covenants are subject to a number of important limitations and exceptions as described under "Description of the New Notes—Certain Covenants."
Risk Factors	Investing in the New Notes involves substantial risks. See "Risk Factors" for a description of certain of the risks you should consider before investing in the New Notes.
Absence of a Public Market for the New Notes

The New Notes will be new securities for which there is currently no market. We do not intend to apply for a listing of the New Notes on any securities exchange. Accordingly, a liquid market for the New Notes may never develop or be maintained.

SELECTED FINANCIAL DATA

        The following tables present selected historical information relating to the financial condition and results of operations of GCI, Inc. over the past five years.

	Years ended December 31,					Three Months Ended March 31,
	2010	2009	2008	2007	2006	2011	2010
	(Amounts in thousands)
Consolidated Statement of Operations Data:
Revenues	$651,250	595,811	575,442	520,311	477,482	164,777	152,419
Income (loss) before income taxes and cumulative effect of a change in accounting principle	$18,443	7,452	(2,295)	25,895	34,253	2,936	1,510
Cumulative effect of a change in accounting principle, net of income tax expense of $44 in 2006	$—	—	—	—	64	—	—
Net income (loss) attributable to GCI, Inc. common stockholders	$8,955	3,516	(1,869)	13,733	18,520	1,485	1,674
Consolidated ratios of earnings to fixed charges(1)	1.20	1.11	0.98	1.40	1.64	1.13	1.07

(1)
The Company's consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings are the sum of income (loss) from continuing operations, and fixed charges, excluding capitalized interest. Fixed charges are interest, whether expensed or capitalized, amortization of debt expense and discount on premium related to indebtedness, whether expensed or capitalized, and such portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case.

	December 31,					March 31,
	2010	2009	2008	2007	2006	2011	2010
	(Amounts in thousands)
Consolidated Balance Sheet Data:
Total assets	$1,350,467	1,417,763	1,335,090	984,233	910,786	1,352,757	1,413,166
Long-term debt(1)	$872,882	872,294	817,160	541,249	492,319	879,054	874,525
Total stockholder's equity	$199,213	265,683	258,704	259,433	241,200	195,034	268,097
Dividends declared per common share	$0.00	0.00	0.00	0.00	0.00	0.00	0.00

(1)
Total long-term debt means GCI, Inc.'s long-term debt, obligations under capital leases and current maturities of long-term debt and obligations under capital leases and includes the unamortized portion of debt discount.

        The Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and GCI, Inc.'s consolidated financial statements, including the related notes, which are included elsewhere in this Prospectus.

RISK FACTORS

        You should carefully consider the risk factors described below, together with all of the other information included or incorporated by reference in this Prospectus, before you decide to exchange your Old Notes for New Notes offered by this Prospectus. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, financial position, results of operations or liquidity.

Risks Relating to Our Business and Operations

We face competition that may reduce our market share and harm our financial performance.

        There is substantial competition in the communications industry. The traditional dividing lines between long-distance telephone service, local access telephone service, wireless telephone service, Internet services and video services are increasingly becoming blurred. Through mergers and various service integration strategies, major providers are striving to provide integrated communications services offerings within and across geographic markets. We face increasing video services competition from DBS providers.

        We compete with a large variety of providers in each of our markets. For instance, we compete against AT&T Alascom, Inc. ("AT&T Alascom"), Alaska Communications Systems ("ACS"), Matanuska Telephone Association ("MTA"), long-distance resellers and certain smaller rural local telephone companies in the intrastate, interstate and international long-distance market. Depending on the community, we complete against ACS, AT&T Alascom, MTA and other smaller incumbent local exchange carriers ("ILECs") for customers in our local access markets. With respect to our video services and products, we believe that the greatest source of potential competition could come from the DBS industry, which is currently provided nationwide by The DirecTV Group, Inc. and EchoStar Communications Corporation, and we also compete against ILECs in various regions of Alaska that offer digital video service over telephone lines in limited areas. We compete with ACS, Alaska telephone service providers and other domestic, non-Alaska based providers that provide national service coverage in our Internet and data services and products markets. With respect to our wireless services and products, we compete against AT&T Mobility, LLC, ACS, MTA, service resellers in Anchorage and other markets and, to a lesser extent, mobile satellite service providers and resellers. In November 2010, the Federal Communications Commission (the "FCC") approved a request by Verizon Wireless to acquire a license for 700 MHz wireless spectrum covering Alaska. The license is conditional on Verizon meeting applicable build-out requirements no later than June 13, 2013. For additional information regarding our competitors, please see the "Competition" subsection for each segment of our business, which we describe in the "Business" section of this Prospectus.

        We expect competition to increase as a result of the rapid development of new technologies, services and products. We cannot predict which of many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, economic conditions and pricing strategies by competitors. To the extent that we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry and in our markets, we could lose market share or experience a decline in our revenue and net income. Competitive conditions create a risk of market share loss and the risk that customers shift to less profitable lower margin services. Competitive pressures also create challenges for our ability to grow new businesses or introduce new services successfully and execute our business plan. Each of our business segments also faces the risk of potential price cuts by our competitors that could materially adversely affect our market share and gross margins.

Our business is subject to extensive governmental legislation and regulation. Applicable legislation and regulations and changes to them could adversely affect our business, financial position, results of operations or liquidity.

        Local Access Services.    Our success in the local telephone market depends on our continued ability to obtain interconnection, access and related services from local exchange carriers ("LECs") on terms that are reasonable and that are based on the cost of providing these services. Our local telephone services business faces the risk of the impact of the implementation of current regulations and legislation, unfavorable changes in regulation or legislation or the introduction of new regulations or legislation. Our ability to enter into the local telephone market depends on our negotiation or arbitration with LECs to allow interconnection to the carrier's existing local telephone network, to establish dialing parity, to obtain access to rights-of-way, to resell services offered by the LECs, and in some cases, to allow the purchase, at cost-based rates, of access to unbundled network elements. In some Alaska markets, it also depends on our ability to gain interconnection at economic costs. Future arbitration proceedings with respect to new or existing markets could result in a change in our cost of serving these markets via the facilities of the ILEC or via wholesale offerings.

        Video Services.    The cable television industry is subject to extensive regulation at various levels, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. The law permits certified local franchising authorities to order refunds of rates paid in the previous 12-month period determined to be in excess of the reasonable rates. It is possible that rate reductions or refunds of previously collected fees may be required of us in the future. Currently, pursuant to Alaska law, the basic cable rates in Juneau are the only rates in Alaska subject to regulation by the local franchising authority, and the rates in Juneau were reviewed and approved by the Regulatory Commission of Alaska ("RCA") in July 2010.

        Other existing federal regulations, currently the subject of judicial, legislative, and administrative review, could change, in varying degrees, the manner in which cable television systems operate. Neither the outcome of these proceedings nor their impact upon the cable television industry in general, or on our activities and prospects in the cable television business in particular, can be predicted at this time. There can be no assurance that future regulatory actions taken by Congress, the FCC or other federal, state or local government authorities will not have a material adverse effect on our business, financial position, results of operations or liquidity.

        Proposals may be made before Congress and the FCC to mandate that cable operators provide "open access" over their cable systems to Internet service providers. As of the date of this Prospectus, the FCC has declined to impose such requirements. If the FCC or other authorities mandate additional access to our cable systems, we cannot predict the effect that this would have on our Internet service offerings.

        Internet Services.    Changes in the regulatory environment relating to the Internet access market, including changes in legislation, FCC regulation, judicial action or local regulation that affect communications costs or increase competition from the ILEC or other communications services providers, could adversely affect the prices at which we sell Internet services. Recently adopted net neutrality regulations have not yet gone into effect and are subject to court appeals. We are currently assessing the steps required to satisfy the regulations as adopted by the FCC. Further legislative proposals under the banner of "net neutrality", if adopted, could interfere with our ability to reasonably manage and invest in our broadband network, and could adversely affect the manner and price of providing service.

        Wireless Services.    The licensing, construction, operation, sale and interconnection arrangements of wireless communications systems are regulated by the FCC and, depending on the jurisdiction, state and local regulatory agencies. In particular, the FCC imposes significant regulation on licensees of wireless spectrum with respect to:

  •
  How radio spectrum is used by licensees;

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  The nature of the services that licensees may offer and how such services may be offered; and

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  Resolution of issues of interference between spectrum bands.

        The Communications Act of 1934, as amended (the "Communications Act"), preempts state and local regulation of market entry by, and the rates charged by, commercial mobile radio service providers, except that states may exercise authority over such things as certain billing practices and consumer-related issues. These regulations could increase the costs of our wireless operations. The FCC grants wireless licenses for terms of generally ten years that are subject to renewal and revocation. FCC rules require all wireless licensees to meet certain build-out requirements and substantially comply with applicable FCC rules and policies and the Communications Act in order to retain their licenses. Failure to comply with FCC requirements in a given license area could result in revocation of the license for that license area. There is no guarantee that our licenses will be renewed.

        The FCC has initiated a number of proceedings to evaluate its rules and policies regarding spectrum licensing and usage. Changes proposed by the FCC could adversely impact our utilization of our licensed spectrum and our operational costs.

        Commercial mobile radio service providers must implement enhanced 911 ("E911") capabilities in accordance with FCC rules. Failure to deploy E911 service consistent with FCC requirements could subject us to significant fines.

        The FCC, together with the Federal Aviation Administration, also regulates tower marking and lighting. In addition, tower construction is affected by federal, state and local statutes addressing zoning, environmental protection and historic preservation. The FCC adopted significant changes to its rules governing historic preservation review of projects, which makes it more difficult and expensive to deploy antenna facilities. The FCC is also considering changes to its rules regarding environmental protection as related to tower construction, which, if adopted, could make it more difficult to deploy facilities.

We have identified material weaknesses in our internal controls as of December 31, 2010 and in the last five fiscal years. While we have remediated material weaknesses, as of December 31, 2010 there remains one material weakness in our internal controls that requires improvement. In addition, we are currently implementing certain changes to our internal controls. If we fail to maintain an effective system of internal control over financial reporting, or if we do not effectively implement changes to our internal control over financial reporting, we may not be able to accurately report our financial results or prevent significant fraud.

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent significant fraud. Any inability to provide reliable financial reports or prevent significant fraud could harm our business. In addition, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only some assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, we may be unable to provide financial information in a timely and reliable manner. Any such difficulties or failure may have a material adverse effect on our business, financial condition and results of operations.

        Our management has determined that as of December 31, 2010, we did not maintain effective internal controls over financial reporting due to a material weakness associated with inadequately designed internal controls in our financial reporting process related to the Universal Service Fund ("USF") high cost program support revenue accrual. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We undertook remedial steps to address these deficiencies following our identification of them, as described below.

        In the third quarter of 2010, we began remediation of our inadequately designed internal controls in our financial reporting process related to the USF high cost program support revenue accrual by strengthening the design and operation of our controls over the preparation and review of the accrual. Specifically, we have replaced and reorganized the staff responsible for the USF high cost support revenue to ensure more focus on our USF high cost support revenue. We have reviewed and, as appropriate, changed the accrual preparation and review process for USF high cost support revenue. Additionally, the updated process has been documented to ensure consistent application. Our remediation efforts continued in the fourth quarter of 2010 and have continued in 2011. Although we have taken the steps noted above to remediate this material weakness, we have not had sufficient time to fully implement the control changes necessary to ensure that a misstatement of interim or annual financial reporting does not occur.

        On November 4, 2010 we implemented a new cable video billing system. The implementation of the new system has resulted in certain changes to our processes and procedures affecting internal control over financial reporting during the fourth quarter of 2010. We have documented processes and tested internal controls over the new billing system. Due to the complexities of implementing a new billing system we expect to continue to monitor and evaluate the new system for several months. We believe we have the processes and appropriate management in place to effectively perform the monitoring and evaluation duties.

        In addition to the material weakness identified as of December 31, 2010, we have identified material weaknesses in each of the last five fiscal years. Also, we may in the future discover additional areas of our internal controls that need improvement or that constitute significant deficiencies or material weaknesses. We are continuing to evaluate and, where appropriate, enhance our policies, procedures and internal controls. Our failure to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, could result in material misstatements in our financial statements, defaults under our indebtedness documents or failure to prevent significant fraud. We may be required to incur significant costs to remediate any inadequacies or material weaknesses in our internal controls, which could materially adversely impact our results of operations.

Loss of our Eligible Telecommunications Carrier ("ETC") status would disqualify us for USF subsidies.

        The USF pays subsidies to ETCs to support the provision of facilities-based wireline and wireless telephone service in high-cost areas. Under FCC regulations, we have qualified as a competitive wireline ETC in the Anchorage, Fairbanks, Juneau, Matanuska-Susitna, Ketchikan, Fort Wainwright/Eielson, and Glacier State service areas. We have qualified as a wireless ETC in the Anchorage, Fairbanks, Juneau, Matanuska-Susitna Valley, Fort Wainwright/Eielson, Mukluk, Adak, Glacier State, Ketchikan, Interior, Arctic Slope Telephone Association Cooperative, Cordova Telephone Cooperative, Inc., Copper Valley, Nushagak Electric and Telephone Cooperative, Inc., UUI, United-KUC and Kotzebue service areas. Without ETC status, we would not qualify for USF subsidies in these areas or other rural areas where we propose to offer facilities-based wireline and wireless telephone services. Loss of our ETC status could have an adverse effect on our business, financial position, results of operations or liquidity.

Revenues and accounts receivable from universal service may be reduced or lost.

        We receive support from each of the various USF programs: high-cost, low income, rural health care, and schools and libraries. This support was 18%, 14%, and 10% of our revenue for the years ended December 31, 2010, 2009 and 2008, respectively. The programs are subject to change by regulatory actions taken by the FCC or legislative actions. The FCC has proposed phasing out support for voice services and targeting support to broadband services, as well as phasing out support for competitive ETCs. In addition, members of Congress have indicated that they may seek enactment of legislation addressing universal service reform, including legislation to limit growth of explicit universal service support funds. Changes to any of the USF programs that we participate in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on our business, financial position, results of operations or liquidity.

        On May 1, 2008, the FCC issued an order adopting the recommendation of the Federal State Joint Board on Universal Service to impose a state-by-state interim cap on high cost funds to be distributed to competitive ETCs. As part of the revised policy, the FCC adopted a limited exception from the cap for competitive ETCs serving tribal lands or Alaska Native regions. While the operation of the cap will generally reduce the high cost fund amounts available to competitive ETCs as new competitive ETCs are designated and as existing competitive ETCs acquire new customers, providers like us, who serve tribal lands or Alaska Native regions, were provided some relief. On March 5, 2009, the FCC issued an additional order waiving a previously adopted limitation to the exception, the result of which is to provide uncapped support for all lines served by competitive ETCs for tribal lands or Alaska Native regions during the time the interim cap is in effect. The uncapped support for tribal lands or Alaska Native regions and the cap for all other regions will be in place until the FCC takes action on proposals for long term reform.

        On March 16, 2010, the FCC staff released the National Broadband Plan, including among its topics a proposal to transition existing USF high cost support from voice to broadband networks over a ten year period. On April 21, 2010, the FCC initiated a proceeding to consider interim and long-term USF reforms, including a five year phase-out of support to competitive ETCs. On February 8, 2011, the FCC issued a Notice of Proposed Rulemaking to consider adopting reforms to its high cost support program, including, among other things, the proposed competitive ETC phase-out and ways to fund and distribute support for broadband services. We cannot predict at this time the outcome of this proceeding or its effect on high cost support available to us, but our revenue for providing local services in these areas would be materially adversely affected by the reduction of USF support.

We may not be able to satisfy the requirements of the loan/grant we obtained to build TERRA-SW and/or we may have to spend considerably more than expected to complete the project.

        The TERRA-SW project requires us to construct network facilities in rural areas of Alaska where extensive network facilities have never been built. Our ability to complete the TERRA-SW project will require us to obtain permits from various government agencies as well as construct facilities in rural locations. We will be unable to meet the requirements of the grant if we are unable to obtain necessary construction permits and if we are unable to construct the necessary facilities in the rural locations. Additionally, we may be required to incur significant unplanned costs if we encounter unplanned construction challenges. These additional unplanned costs may require us to modify our other network expansion plans so that we may meet the requirements of the grant. Our inability to meet the requirements of the grant and/or significant cost overruns in the construction of TERRA-SW could have an adverse effect on our business, financial position, results of operations or liquidity.

Failure to complete development, testing and deployment of new technologies that support new services could affect our ability to compete in the industry. In addition, the technologies we use may place us at a competitive disadvantage.

        We develop, test and deploy various new technologies and support systems intended to enhance our competitiveness by both supporting new services and features and reducing the costs associated with providing those services or features. Successful development and implementation of technology upgrades depend, in part, on the willingness of third parties to develop new applications in a timely manner. We may not successfully complete the development and rollout of new technology and related features or services in a timely manner, and they may not be widely accepted by our customers or may not be profitable, in which case we could not recover our investment in the technology. Deployment of technology supporting new service offerings may also adversely affect the performance or reliability of our networks with respect to both the new and existing services. Any resulting customer dissatisfaction could affect our ability to retain customers and may have an adverse effect on our financial position, results of operations, or liquidity.

Unfavorable general economic conditions in the United States could have a material adverse effect on our financial position, results of operations and liquidity.

        Unfavorable general economic conditions, including the current economic downturn in the United States, could negatively affect our business. While it is often difficult for us to predict the impact of general economic conditions on our business, these conditions could adversely affect the affordability of and demand for some of our products and services and could cause customers to shift to lower priced products and services or to delay or forgo purchases of our products and services. One or more of these circumstances could cause our revenue to decline. Also, our customers may not be able to obtain adequate access to credit, which could affect their ability to make timely payments to us. If that were to occur, we could be required to increase our allowance for doubtful accounts, and the number of days outstanding for our accounts receivable could increase. The government has taken various measures in an attempt to help improve the economy; however, we are unable to predict the success or outcome of such programs. For these reasons, among others, if the current economic conditions persist or decline, this could adversely affect our financial position, results of operations, or liquidity, as well as our ability to service debt, pay other obligations and enhance shareholder returns.

Our business is geographically concentrated in Alaska. Any deterioration in the economic conditions in Alaska could have a material adverse effect on our financial position, results of operations and liquidity.

        We offer voice, data and wireless communication and video services to customers primarily in Alaska. Because of this geographic concentration, our growth and operations depend upon economic conditions in Alaska. The economy of Alaska is dependent upon natural resource industries, in particular oil production, as well as tourism, and government spending, including substantial amounts for the United States military. Any deterioration in these markets could have an adverse impact on the demand for communication and cable television services and on our results of operations and financial condition. In addition, the customer base in Alaska is limited. Alaska has a population of approximately 710,000 people, 54% of whom are located in the Anchorage and Matanuska-Susitna Borough region. We have already achieved significant market penetration with respect to our service offerings in Anchorage and in other locations in Alaska.

        We may not be able to continue to increase our market share of the existing markets for our services, and no assurance can be given that the Alaskan economy will continue to grow and increase the size of the markets we serve or increase the demand for the services we offer. As a result, the best opportunities for expanding our business may arise in other geographic areas such as the lower 49 states. There can be no assurance that we will find attractive opportunities to grow our businesses outside of Alaska or that we will have the necessary expertise to take advantage of such opportunities.

The markets in Alaska for voice, data and wireless communications and video services are unique and distinct within the United States due to Alaska's large geographical size, its sparse population located in a limited number of clusters, and its distance from the rest of the United States. The expertise we have developed in operating our businesses in Alaska may not provide us with the necessary expertise to successfully enter other geographic markets.

Prolonged service interruptions could affect our business.

        We rely heavily on our network equipment, communications providers, data and software to support all of our functions. We rely on our networks and the networks of others for substantially all of our revenues. We are able to deliver services only to the extent that we can protect our network systems against damage from power or communication failures, computer viruses, natural disasters, unauthorized access and other disruptions. While we endeavor to provide for failures in the network by providing back-up systems and procedures, we cannot guarantee that these back-up systems and procedures will operate satisfactorily in an emergency. Should we experience a prolonged failure, it could seriously jeopardize our ability to continue operations. In particular, should a significant service interruption occur, our ongoing customers may choose a different provider, and our reputation may be damaged, reducing our attractiveness to new customers.

        To the extent that any disruption or security breach results in a loss or damage to our customers' data or applications, or inappropriate disclosure of confidential information, we may incur liability and suffer from adverse publicity. In addition, we may incur additional costs to remedy the damage caused by these disruptions or security breaches.

If failures occur in our undersea fiber optic cable systems, our ability to immediately restore the entirety of our service may be limited, and we could incur significant costs, which could lead to a material adverse effect on our business, financial position, results of operations or liquidity.

        Our communications facilities include undersea fiber optic cable systems that carry a large portion of our traffic to and from the contiguous lower 48 states, one of which provides an alternative geographically diverse backup communication facility to the other. If a failure of both sides of the ring of our undersea fiber optic facilities occurs and we are not able to secure alternative facilities, some of the communications services we offer to our customers could be interrupted which could have a material adverse effect on our business, financial position, results of operations or liquidity. Damage to an undersea fiber optic cable system can result in significant unplanned expense which could have a material adverse effect on our business, financial position, results of operations or liquidity.

If a failure occurs in our satellite communications systems, our ability to immediately restore the entirety of our service may be limited.

        We serve many rural and remote Alaska locations solely via satellite communications. Each of our C-band and Ku-band satellite transponders is backed up on the same spacecraft with multiple backup transponders. The primary spacecraft we use to provide voice, data and Internet services to our rural Alaska customers are Intelsat's Galaxy 18 for C-band and Intelsat's Horizons 1 for Ku-band, and we also lease capacity on two other spacecraft for services we provide, SES Americom's AMC-7 and AMC-8.

        We also lease one 36 MHz transponder on SES Americom's AMC-7 spacecraft. We use this transponder to distribute multi-channel, digitally encoded video programming and services to remote locations within Alaska. We may use this transponder along with two others that we reserve on AMC-7 to restore service during any fiber outage that may occur in our network.

        If a failure occurs in our satellite communications systems, our ability to immediately restore the entirety of our service may be limited, which could have a material adverse effect on our business, financial position, results of operations or liquidity.

We depend on a limited number of third-party vendors to supply communications equipment. If we do not obtain the necessary communications equipment, we will not be able to meet the needs of our customers.

        We depend on a limited number of third-party vendors to supply cable, Internet, DLPS, wireless and other telephony-related equipment. If our providers of this equipment are unable to timely supply the equipment necessary to meet our needs or provide them at an acceptable cost, we may not be able to satisfy demand for our services and competitors may fulfill this demand. Due to the unique characteristics of the Alaska communications markets (i.e., remote locations, rural, satellite-served, low density populations, and our leading edge services and products), in many situations we deploy and utilize specialized, advanced technology and equipment that may not have a large market or demand. Our vendors may not succeed in developing sufficient market penetration to sustain continuing production and may fail. Vendor bankruptcy, or acquisition without continuing product support by the acquiring company, may require us to replace technology before its otherwise useful end of life due to lack of on-going vendor support and product development.

We do not have insurance to cover certain risks to which we are subject, which could lead to the incurrence of uninsured liabilities that adversely affect our financial position, results of operations or liquidity.

        As is typical in the communications industry, we are self-insured for damage or loss to certain of our transmission facilities, including our buried, undersea and above-ground transmission lines. If we become subject to substantial uninsured liabilities due to damage or loss to such facilities, our financial position, results of operations or liquidity may be adversely affected.

We will require a significant amount of cash to service our debt, complete our planned network expansion and to meet other obligations. Our ability to generate cash depends on many factors beyond our control. If we are unable to meet our future capital needs it may be necessary for us to curtail, delay or abandon our business growth plans. If we incur significant additional indebtedness to fund our plans, it could cause a decline in our credit rating and could increase our borrowing costs or limit our ability to raise additional capital.

        We will continue to require a significant amount of cash to satisfy our debt service requirements and to meet other obligations. We expect to incur $44.2 million in additional debt for the construction of TERRA-SW in 2011-2012 and, to meet our capital needs, we may incur additional debt in the future. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures and acquisitions will depend on our ability to generate cash and to arrange additional financing in the future. These abilities are subject to, among other factors, our credit rating, our financial performance, general economic conditions, prevailing market conditions, the state of competition in our market, the outcome of certain legislative and regulatory issues and other factors that may be beyond our control. Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We may not be able to refinance any of our debt on commercially reasonable terms or at all.

The terms of our debt impose restrictions on us that may affect our ability to successfully operate our business and our ability to make payments on our senior notes.

        The indenture governing our 2019 Notes, the indenture that will govern the New Notes and the Secured Credit Facility contain, and any credit agreement that will govern credit facilities that we may obtain in the future may contain, covenants that, among other things, limit our ability to:

  •
  incur additional debt and issue preferred stock;

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  pay dividends or make other restricted payments;

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  make certain investments;

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  create liens;

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  allow restrictions on the ability of certain of our subsidiaries to pay dividends or make other payments to us;

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  sell assets;

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  merge or consolidate with other entities; and

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  enter into transactions with affiliates.

        The credit agreement that governs our Secured Credit Facility requires us, and any credit facility that we may obtain in the future may also require us, to comply with specified financial ratios and tests, including, but not limited to, minimum interest coverage ratio, maximum leverage ratio and maximum annual capital expenditures.

        These covenants could materially and adversely affect our ability to finance our future operations or capital needs and to engage in other business activities that may be in our best interest.

        All of these covenants may restrict our ability to expand or to pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, such as prevailing economic conditions and changes in regulations, and if such events occur, we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under the indenture governing our 2019 Notes, the indenture that will govern the New Notes, the credit agreement that governs our Secured Credit Facility or any credit agreement that will govern our credit facilities in the future. If there were an event of default, holders of such defaulted debt could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay any outstanding debt incurred under any secured credit facility when it becomes due, the lenders under the facility could proceed against certain of our assets and capital stock of our subsidiaries that we have pledged as security. Our assets or cash flow may not be sufficient to repay our outstanding debt, including the New Notes, in the event of a default under any of the instruments governing such debt.

Concerns about health risks associated with wireless equipment may reduce the demand for our wireless services.

        Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. Purported class actions and other lawsuits have been filed against numerous other wireless carriers seeking not only damages but also remedies that could increase the cost of doing business. We cannot be sure of the outcome of those cases or that the industry will not be adversely affected by litigation of this nature or public perception about health risks. The actual or perceived risk of mobile communications devices could adversely affect us through a reduction in subscribers. Further research and studies are ongoing, and we cannot be sure that additional studies will not demonstrate a link between radio frequency emissions and health concerns.

        Additionally, new government regulations on the use of a wireless device while driving may affect us through a reduction in subscribers. Studies have indicated that using wireless devices while driving may impair a driver's attention. Many state and local legislative bodies have passed or proposed legislation to restrict the use of wireless telephones while driving vehicles. Concerns over safety and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services and decrease our revenue from customers who now use their wireless telephones while driving. Litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in adverse publicity and further governmental regulation. Any of these results could have a material adverse effect on our financial position, results of operations or liquidity.

A significant percentage of General Communication, Inc.'s voting securities are owned by a small number of shareholders, and these shareholders can influence or control shareholder decisions of General Communication, Inc. Since General Communication, Inc. is the sole shareholder of GCI, Inc., this small number of shareholders can also influence or control very important matters for GCI, Inc.

        As of March 31, 2011, our executive officers and directors and their affiliates owned 10.6% of General Communication, Inc.'s combined outstanding Class A and class B common stock, representing 20.7% of the combined voting power of that stock. As a result, these shareholders can significantly influence the management policy and all fundamental corporate actions of General Communication, Inc. Further, since our executive officers and directors and their affiliates influence or control decisions made by General Communication, Inc. and General Communication, Inc. is the sole shareholder of GCI, Inc., this group also significantly influences the management policy and all fundamental corporate actions of GCI, Inc., including mergers, substantial acquisitions and dispositions, and election of directors to GCI, Inc.'s board.

Risks Relating to the New Notes and the Exchange Offer

Our significant debt could adversely affect our business and prevent us from fulfilling our obligations under our New Notes.

        We have and will continue to have a significant amount of debt. As of March 31, 2011, after giving effect to the offering of the Old Notes and the application of the proceeds therefrom as described herein, we would have had total debt of approximately $889 million. Such a high level of debt could have important consequences including the following:

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  use of a large portion of our cash flow to pay principal and interest on the New Notes, our 2019 Notes, any credit facility under which we have payment obligations and other debt, which will reduce the availability of our cash flow to fund working capital, capital expenditures, research and development expenditures and other business activities;

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  increase our vulnerability to general adverse economic and industry conditions;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  restrict us from making strategic acquisitions or exploiting business opportunities;

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  make it more difficult for us to satisfy our obligations with respect to our debt, including the New Notes;

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  place us at a competitive disadvantage compared to our competitors that have proportionately less debt; and

  •
  limit, along with the financial and other restrictive covenants in our debt, among other things, our ability to borrow additional funds, dispose of assets or pay cash dividends.

        In addition, a portion of our current debt does, and our future debt may, bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which would adversely affect our financial position, results of operations or liquidity.

Despite our current significant level of debt, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial debt.

        We may be able to incur substantial debt in the future. Although the indenture governing the 2019 Notes, the indenture that governs the Old Notes and will govern the New Notes and the credit agreement that governs our Secured Credit Facility contain, and any credit agreement that will govern credit facilities that we may obtain in the future may contain, restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. If new debt is added to our current debt levels, the substantial risks described above would intensify.

Our secured creditors will be entitled to be paid in full from the proceeds from the sale of our pledged assets before such proceeds will be available for payment on the New Notes.

        The New Notes will be unsecured obligations. Holders of our secured debt will have claims that are prior to your claims as holders of the New Notes to the extent of the value of the assets securing the secured debt. Notably, any amounts borrowed under our Secured Credit Facility, pursuant to which we may borrow up to $75 million, are secured by liens on the stock and assets of substantially all of our subsidiaries and guaranteed by substantially all of our subsidiaries. In the event that our secured creditors exercise their rights with respect to our pledged assets, our secured creditors would be entitled to be repaid in full from the proceeds of those assets before those proceeds would be available for distribution to our other senior creditors, including the holders of the New Notes. Borrowings under our Secured Credit Facility, as well as obligations under interest rate protection or other hedging agreements owed to Secured Credit Facility lenders and their affiliates, will be secured. The indentures governing the 2019 Notes and the Old Notes and New Notes permit us to incur additional secured indebtedness provided certain conditions are met. In addition, if we are involved in a bankruptcy, foreclosure, dissolution, winding-up, liquidation, reorganization or a similar proceeding or upon a default in payment on, or the acceleration of, any of our secured indebtedness, our assets that secure such indebtedness will be available to pay obligations on the New Notes only after all indebtedness under such secured indebtedness has been paid in full from those assets. Holders of the New Notes will participate ratably with all holders of our unsecured debt that is deemed to be of the same class as the New Notes, including holders of the Old Notes and 2019 Notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. We may not have sufficient assets remaining to pay amounts due on any or all of the New Notes then outstanding.

GCI, Inc., the sole obligor of the New Notes, is a holding company. We may not be able to service the New Notes because of our operational structure.

        The New Notes are obligations solely of GCI, Inc. GCI, Inc. has no operations of its own and derives all of its revenues and cash flows from its subsidiaries. However, GCI, Inc.'s subsidiaries are separate and distinct legal entities and have no legal obligation, contingent or otherwise, to pay amounts due under the New Notes or to make funds available to pay those amounts, whether by dividend, distribution, loan or otherwise.

        The New Notes are structurally subordinate to all debt and liabilities, including trade payables, of GCI, Inc.'s subsidiaries. You are only entitled to participate with all other holders of GCI, Inc.'s indebtedness and liabilities in the assets of GCI, Inc.'s subsidiaries remaining after GCI, Inc.'s subsidiaries have paid all of their debts and liabilities. GCI, Inc.'s subsidiaries may not have sufficient funds or assets to permit payments to GCI, Inc. in amounts sufficient to permit GCI, Inc. to pay all or any portion of its indebtedness and other obligations, including its obligations on the New Notes. Although the indenture that will govern the New Notes limits the ability of such subsidiaries to enter into any consensual restrictions on their ability to pay dividends and other payments to us, such limitations will be subject to a number of significant qualifications.

We may be unable to raise the funds necessary to finance the change of control repurchase provision required by the indenture governing the New Notes.

        Upon certain events constituting a change of control, as that term is defined in the indenture that governs the Old Notes and will govern the New Notes, including a change of control caused by an unsolicited third party, we will be required to make an offer in cash to repurchase all or any part of each holder's outstanding Old Notes and New Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any. The source of funds for any such repurchase would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person or entity. The indenture governing our 2019 Notes contains similar requirements. We cannot assure you that sufficient funds will be available at the time of any change of control event to repurchase all tendered Old Notes, New Notes and 2019 Notes pursuant to this requirement. Our failure to offer to repurchase Old Notes, New Notes and 2019 Notes, or to repurchase Old Notes, New Notes and 2019 Notes tendered, following a change of control will result in a default under the indentures governing the Old Notes, New Notes and the 2019 Notes, which could lead to a cross-default under the instruments governing our credit facilities. Prior to repurchasing the New Notes on a change of control event, we may have to repay outstanding debt under the instruments governing our credit facilities or obtain the consent of the lenders under those facilities. If we do not obtain the required consents or repay our outstanding debt under our credit facilities, we would remain effectively prohibited from offering to repurchase the Old Notes, the New Notes and the 2019 Notes. See the "Description of the New Notes" section for additional information.

We may not be required, or we may not be able, to repurchase the New Notes upon an asset sale.

        Holders of the New Notes may not have all or any of their New Notes repurchased following an asset sale because:

  •
  we are only required to repurchase the New Notes (together with outstanding Old Notes) under certain circumstances if there are excess proceeds of the asset sale; or

  •
  we may be prohibited from repurchasing the New Notes by the terms of our other senior debt, including any outstanding credit facilities.

        Under the terms of the indenture governing the Old Notes and New Notes, we are required to repurchase all or a portion of the outstanding Old Notes and New Notes following an asset sale at a purchase price equal to 100% of the principal amount of the New Notes. However, we are required to repurchase the Old Notes and New Notes only from the excess proceeds of the asset sale that we do not use to repay other senior debt or to acquire replacement assets. We can also defer the offer to you until there are excess proceeds in an amount greater than $10 million. The terms of any outstanding credit facility, including our Secured Credit Facility under which we may borrow up to $75 million, may require us to apply most, if not all, of the proceeds of an asset sale to repay that debt, in which case there may be no excess proceeds of the asset sale for the repurchase of the Old Notes and New Notes. See the "Description of the New Notes" section for additional information.

        In addition, the terms of any outstanding credit facility, including our Secured Credit Facility, may prevent us from repurchasing the New Notes without the consent of the credit facility lenders. In those circumstances, we would be required to obtain the consent of our lenders before we could repurchase the New Notes with the excess proceeds of an asset sale. If we were unable to obtain any required consents, the requirement that we purchase the New Notes from the excess proceeds of an asset sale will be ineffective.

No public market exists for the New Notes. If an active trading market does not develop for the New Notes, you may not be able to resell them.

        Prior to this offering, there was no public market for the New Notes and we cannot assure you that an active trading market will develop for the New Notes. If no active trading market develops, you may not be able to resell your New Notes at their fair market value or at all. Future trading prices of the New Notes will depend on many factors, including, among other things, our ability to effect the exchange offer, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchaser that it currently intends to make a market in the New Notes after this offering is completed. However, the initial purchaser may cease its market-making at any time. We do not intend to apply for listing of the New Notes on any securities exchange.

If you fail to comply with the procedures described in this Prospectus, you may lose your opportunity to participate in this exchange offer.

        The New Notes will be issued in exchange for the Old Notes only after timely receipt by the exchange agent of the Old Notes or a book-entry confirmation related thereto, or compliance with the requirements for guaranteed delivery, a properly completed and executed letter of transmittal or an agent's message, and all other required documentation. If you want to tender your Old Notes in exchange for New Notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of Old Notes for exchange. If you fail to comply with the procedures described in this Prospectus, you may lose your opportunity to participate in this exchange offer.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        You should carefully review the information contained in this Prospectus, but should particularly consider any risk factors that we set forth in this Prospectus and in other reports or documents that we file from time to time with the Commission. In this Prospectus, in addition to historical information, we state our future strategies, plans, objectives or goals and our beliefs of future events and of our future operating results, financial position and cash flows. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "project," or "continue" or the negative of those words and other comparable words. All forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, achievements, plans and objectives to differ materially from any future results, performance, achievements, plans and objectives expressed or implied by these forward-looking statements. In evaluating those statements, you should specifically consider various factors, including those identified under "Risk Factors" and elsewhere in this Prospectus. Those factors may cause our actual results to differ materially from any of our forward-looking statements.

        You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement, and the related risks, uncertainties and other factors speak only as of the date on which they were originally made and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statement to reflect any change in our expectations with regard to these statements or any other change in events, conditions or circumstances on which any such statement is based. New factors emerge from time to time, and it is not possible for us to predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

        After deducting the initial purchaser's fees and other transaction expenses of approximately $7.5 million, the net proceeds from the sale of the Old Notes were approximately $317.5 million. We used the net proceeds from our offering of Old Notes, in addition to cash on hand, to purchase any and all of our outstanding 2014 Notes and to pay any fees and expenses related to the offering of the Old Notes and the repurchase of the 2014 Notes. We paid interest of 7.25% on the 2014 Notes, which were scheduled to mature on February 15, 2014. We will not receive any proceeds from the exchange offer described in this Prospectus or the issuance of the New Notes.

CAPITALIZATION

        The following table sets forth the consolidated cash and cash equivalents and capitalization of GCI, Inc. as of March 31, 2011, on an actual basis and as adjusted to give effect to the offering of the Old Notes and the full funding of the repurchase of our 2014 Notes with the net proceeds therefrom as described in "Use of Proceeds" as if they had occurred on March 31, 2011. You should read this table in conjunction with the audited and unaudited financial statements of GCI, Inc. and the related notes included elsewhere in this Prospectus.

	March 31, 2011
	Actual	As adjusted
	(in thousands)
Cash and cash equivalents(1)	$27,848	$25,370

Long-term debt, including current portion(2):
Secured Credit Facility(3)	$28,000	$28,000
Rural Utility Service Debt(4)	19,144	19,144
CoBank Mortgage ("CoBank") note payable(4)	1,763	1,763
Notes offered hereby	—	325,000
2014 Notes(5)	320,000	—
2019 Notes(6)	425,000	425,000
Capital leases	89,923	89,923

Total consolidated long-term debt	$883,830	$888,830
Total stockholder's equity(7)	195,034	190,767

Total capitalization	$1,078,864	$1,079,597

(1)
As adjusted, cash and cash equivalents reflects a net reduction after payment of all costs related to this offering.

(2)
Total long-term debt means GCI, Inc.'s long-term debt, obligations under capital leases and current maturities of long-term debt and obligations under capital leases and excludes the unamortized portion of debt discount.

(3)
We have $2.7 million of letters of credit outstanding and $44.3 million available for borrowing under our Secured Credit Facility at March 31, 2011.

(4)
We acquired long-term debt upon our acquisition of UUI and Unicom, Inc. ("Unicom") effective June 1, 2008, from the RUS and CoBank. The long-term debt is due in monthly installments of principal based on a fixed rate amortization schedule. The interest rates on the various loans to which this debt relates range from 2.0% to 6.8%. Through UUI and Unicom, we have $48.7 million available for borrowing for specific capital expenditures under existing borrowing arrangements. Substantially all of the assets of UUI and Unicom are collateral for the amounts due to RUS and CoBank.

(5)
Excludes approximately $1.6 million of original issue discount.

(6)
Excludes approximately $3.2 million of original issue discount.

(7)
As adjusted total stockholder's equity reflects the write-off of the remaining $2.9 million in deferred 2014 Notes fees net of accumulated amortization, the $1.6 million in unamortized discount on our 2014 Notes and the $3.9 million call premium on our 2014 Notes, all as adjusted at an effective tax rate of 49%.

DESCRIPTION OF OTHER INDEBTEDNESS

Secured Credit Facility

        GCI Holdings, Inc. (a wholly-owned subsidiary of GCI, Inc.) has a $75 million revolving credit facility with Calyon New York Branch, as administrative agent, Royal Bank of Canada, as syndication agent, and CoBank, ACB, Union Bank of California, N.A. and Wells Fargo Bank, N.A., as documentation agents (the "Secured Credit Facility"). The Secured Credit Facility provides a $75.0 million revolving credit facility with a $25.0 million sublimit for letters of credit. At March 31, 2011, there were $2.7 million of letters of credit outstanding and $44.3 million available for borrowing under the Secured Credit Facility. The Secured Credit Facility will mature on January 29, 2015. On June 10, 2011, GCI Holdings, Inc. entered into an Add-On Term Loan Supplement No. 1 to the Secured Credit Facility that provides for an additional $25 million term loan that will be used to pay down outstanding revolving loans under the Secured Credit Facility.

2019 Notes

        We have outstanding 2019 Notes in the principal amount of $425 million at March 31, 2011. We pay interest of 8 5/8% on the 2019 Notes and the notes mature on November 15, 2019.

        The 2019 Notes are not redeemable prior to November 15, 2014. At any time on or after November 15, 2014, the 2019 Notes are redeemable at our option, in whole or in part, on not less than thirty days nor more than sixty days notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (if any) to the date of redemption:

If redeemed during the twelve month period commencing November 15 of the year indicated:	Redemption Price
2014	104.313%
2015	102.875%
2016	101.438%
2017 and thereafter	100.000%

        Notwithstanding the foregoing, on or prior to November 15, 2012, we may, at our option, use the net cash proceeds of one or more Public Equity Offerings (as defined in the indenture governing the 2019 Notes) to redeem up to a maximum of 35% of the initially outstanding aggregate principal amount of 2019 Notes at a redemption price equal to 108.625% of the principal amount of the 2019 Notes (determined at the redemption date), together with accrued and unpaid interest thereon to the date of redemption; provided that not less than 65% of the principal amount of the notes issued under the indenture governing the 2019 Notes remain outstanding following any such redemption.

        The 2019 Notes restrict GCI, Inc. and certain of its subsidiaries from incurring debt, but permit debt as long as our leverage ratio does not exceed 5.5:1.0. In addition, certain other debt is permitted regardless of our leverage ratio, including debt under the Secured Credit Facility not exceeding:

  •
  $250.0 million, reduced by the amount of any required prepayments, or

  •
  3.0 times earnings before interest, taxes, depreciation and amortization for the last four full fiscal quarters of GCI, Inc. and its subsidiaries.

        Semi-annual interest payments of $18.3 million are payable on the 2019 Notes in May and November of each year.

Restrictive Covenants

        The indenture governing our 2019 Notes, the indenture that will govern the New Notes and the credit agreement that governs our Secured Credit Facility contain, and any credit agreement that will govern credit facilities that we may obtain in the future may contain, covenants that, among other things, limit our ability to:

  •
  incur additional debt and issue preferred stock;

  •
  pay dividends or make other restricted payments;

  •
  make certain investments;

  •
  create liens;

  •
  allow restrictions on the ability of certain of our subsidiaries to pay dividends or make other payments to us;

  •
  sell assets;

  •
  merge or consolidate with other entities; and

  •
  enter into transactions with affiliates.

Capital Lease Obligations

        We entered into a long-term capital lease agreement in 1991 with the wife of our corporate parent's President and Chief Executive Officer for property occupied by us. The leased asset was capitalized in 1991 at the owner's cost of $900,000 and the related obligation was recorded in the accompanying financial statements. The lease agreement was amended in April 2008 and we have increased our existing capital lease asset and liability by $1.3 million to record the extension of this capital lease. The amended lease terminates on September 30, 2026.

        On March 31, 2006, through our subsidiary, GCI Communication Corp., we entered into an agreement to lease transponder capacity on Intelsat's Galaxy 18 spacecraft that successfully launched on May 21, 2008. The Intelsat Galaxy 18 transponders are being leased over an expected term of 14 years. The value of the lease payments at March 31, 2011, excluding telemetry, tracking and command services and back-up protection, was $85.7 million.

        We also have other capital leases. A summary of future minimum lease payments for all of our capital leases follows (amounts in thousands):

Years ending December 31:	Payments
2011	$11,672
2012	11,732
2013	11,742
2014	11,752
2015	11,761
2016 and thereafter	78,471

Total minimum lease payments	137,130
Less amount representing interest	45,965
Less current maturity of obligations under capital leases	5,136

Long-term obligations under capital leases, excluding current maturity	$86,029

        The leases generally provide that we pay the taxes, insurance and maintenance expenses related to the leased assets. Several of our leases include renewal options, escalation clauses and immaterial amounts of contingent rent expense. We have no leases that include rent holidays. We expect that in the normal course of business leases that expire will be renewed or replaced by leases on other properties.

Rural Utilities Services and CoBank Mortgage Note Payable

        We acquired long-term debt of $43.6 million upon our acquisition of UUI and Unicom effective June 1, 2008. As of March 31, 2011, the long-term debt consists of $19.1 million from the Rural Utility Services ("RUS") and $1.8 million mortgage note payable due to CoBank. The long-term debt is due in monthly installments of principal based on fixed rate amortization schedules. The interest rates on the various loans to which this debt relates range from 2.0% to 6.8%. Through UUI and Unicom, we have $48.7 million available for borrowing for specific capital expenditures under existing borrowing arrangements. At March 31, 2011, we were in compliance with all loan covenants relating to our RUS and CoBank debt. Substantially all of the assets of our subsidiaries, UUI and Unicom are collateral for the amounts due to RUS and CoBank.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        Simultaneously with the issuance and sale of the Old Notes, we entered into a registration rights agreement with the initial purchaser of the Old Notes, Deutsche Bank Securities Inc. Under the registration rights agreement, we agreed, among other things, to use commercially reasonable efforts to:

  •
  cause to be filed a registration statement relating to a registered exchange offer for the Old Notes with the SEC on or prior to the 120th day after the date of the issuance of the Old Notes;

  •
  cause the SEC to declare the registration statement effective under the Securities Act no later than the 210th day after the date of the issuance of the Old Notes; and

  •
  commence and consummate the exchange offer no later than the 30th day after the registration statement was declared effective by the SEC.

        We are conducting the exchange offer to satisfy our obligations under the registration rights agreement. The form and terms of the New Notes are the same as the form and terms of the Old Notes, except that the New Notes will be registered under the Securities Act; will not bear restrictive legends restricting their transfer under the Securities Act; will not entitle holders to the registration rights that apply to the Old Notes; and will not contain provisions relating to additional interest in connection with the Old Notes under circumstances related to the timing of the exchange offer.

        The exchange offer is not extended to Old Note holders in any jurisdiction where the exchange offer does not comply with the securities or blue sky laws of that jurisdiction.

        In the event that applicable law or SEC policy does not permit us to conduct the exchange offer, or if certain holders of the Old Notes notify us within 30 days following the date when such holders become aware that they did not receive freely tradable New Notes in exchange for tendered Old Notes in the exchange offer, we will use commercially reasonable efforts to file and cause to become effective a shelf registration statement with respect to the resale of the notes. We also agreed to use our commercially reasonable efforts to keep the shelf registration statement effective until the earlier of two years after the date of the issuance of the Old Notes or such time as all of the applicable notes have been sold thereunder.

        If we fail to meet certain specified deadlines under the registration rights agreement, we will be obligated to pay additional interest to the holders of the Old Notes.

Terms of the Exchange Offer

        We are offering to exchange up to $325 million total principal amount of New Notes for a like total principal amount of Old Notes. The Old Notes must be tendered properly in accordance with the conditions set forth in this Prospectus and the accompanying letter of transmittal on or prior to the expiration date and not withdrawn as permitted below. In exchange for Old Notes properly tendered and accepted, we will issue a like total principal amount of up to $325 million in New Notes. The exchange offer is not conditioned upon holders tendering a minimum principal amount of Old Notes. As of the date of this Prospectus, $325 million aggregate principal amount of Old Notes are outstanding.

        Old Notes tendered in the exchange offer must be in denominations of the principal amount of $2,000 and any integral multiple of $1,000 in excess thereof.

        Holders of the Old Notes do not have any appraisal or dissenters' rights in connection with the exchange offer. If you do not tender your Old Notes or if you tender Old Notes that we do not accept, your Old Notes will remain outstanding. Any Old Notes will be entitled to the benefits of the indenture but will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to such Old Notes. See "Risk Factors—Risks Relating to the New Notes and the Exchange Offer" for more information regarding Old Notes outstanding after the exchange offer.

        Promptly after the expiration date of the exchange offer, we will return to the holder any tendered Old Notes that we did not accept for exchange.

        None of us, our board of directors or our management recommends that you tender or not tender Old Notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of Old Notes to tender.

        The expiration date is 12:00 midnight, New York City time, on August 4, 2011, or such later date and time to which we extend the exchange offer. We will not extend the expiration date beyond 45 days from the date of this Prospectus.

        We have the right, in accordance with applicable law, at any time:

  •
  to delay the acceptance of the Old Notes if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied prior to the expiration of the offer;

  •
  to terminate the exchange offer and not accept any Old Notes for exchange if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied prior to the expiration of the offer;

  •
  to extend the expiration date of the exchange offer and retain all Old Notes tendered in the exchange offer other than those Old Notes properly withdrawn (however, we will not extend the expiration date beyond 45 days from the date of this Prospectus); and

  •
  to waive any condition or amend the terms of the exchange offer in any manner.

        If we materially amend the exchange offer, we will as promptly as practicable distribute to the holders of the Old Notes a Prospectus supplement or, if appropriate, an updated Prospectus from a post-effective amendment to the registration statement of which this Prospectus is a part, disclosing the change and extending the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

        If we exercise any of the rights listed above, we will as promptly as practicable give oral or written notice of the action to the exchange agent and will make a public announcement of such action. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        During an extension, all Old Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.

Acceptance of Old Notes for Exchange and Issuance of New Notes

        Promptly after the expiration date, we will accept all Old Notes validly tendered and not withdrawn, and we will issue New Notes registered under the Securities Act to the exchange agent.

        The exchange agent might not deliver the New Notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents, which include:

  •
  certificates for Old Notes or a timely confirmation of the book-entry transfer of the Old Notes being tendered into the exchange agent's account at DTC;

  •
  a properly completed and duly executed letter of transmittal or an agent's message; and

  •
  all other required documents, such as endorsements, bond powers, opinions of counsel, certificates and powers of attorney, if applicable.

        We will be deemed to have exchanged Old Notes validly tendered and not withdrawn when we give oral or written notice to the exchange agent of our acceptance of the tendered Old Notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of Old Notes, letters of transmittal and related documents.

        In tendering Old Notes, you must warrant in the letter of transmittal or in an agent's message (described below) that (1) you have full power and authority to tender, exchange, sell, assign and transfer Old Notes, (2) we will acquire good, marketable and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and other encumbrances, and (3) the Old Notes tendered for exchange are not subject to any adverse claims or proxies. You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the Old Notes.

Procedures for Tendering Old Notes

Valid Tender

        When the holder of Old Notes tenders, and we accept, Old Notes for exchange, a binding agreement between us, on the one hand, and the tendering holder, on the other hand, is created, subject to the terms and conditions set forth in this Prospectus and the accompanying letter of transmittal. A holder of Old Notes who wishes to tender Old Notes for exchange must, on or prior to the expiration date:

  •
  transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal (including Old Notes), to the exchange agent, Union Bank, N.A., at the address set forth below under the heading "—Exchange Agent";

  •
  if Old Notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must deliver a properly completed and duly executed letter of transmittal or arrange with DTC to cause an agent's message, as defined below, to be transmitted with the required information (including a book-entry confirmation, as defined below) to the exchange agent at the address set forth below under the heading "—Exchange Agent"; or

  •
  comply with the provisions set forth below under "—Guaranteed Delivery."

        The term "agent's message" means a message transmitted to the exchange agent by DTC which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder. The agent's message forms a part of a book-entry transfer.

        In addition, on or prior to the expiration date:

  •
  the exchange agent must receive the certificates for the Old Notes and the letter of transmittal;

  •
  the exchange agent must receive a timely confirmation of the book-entry transfer of the Old Notes being tendered into the exchange agent's account at DTC, the "book-entry confirmation," along with the letter of transmittal or an agent's message; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        We will not accept any alternative, conditional or contingent tenders. All tendering holders of Old Notes, by executing the letter of transmittal, waive any right to receive notice of the acceptance of Old Notes for exchange.

        If you beneficially own Old Notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your Old Notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the Old Notes on your behalf and comply with the instructions set forth in this Prospectus and the letter of transmittal.

        If you tender fewer than all of your Old Notes, you should fill in the amount of notes tendered in the appropriate box on the letter of transmittal. If you do not indicate the amount tendered in the appropriate box, we will assume you are tendering all Old Notes that you hold.

        The letter of transmittal may be delivered by mail, facsimile, hand delivery or overnight carrier to the exchange agent.

        The method of delivery of the certificates for the Old Notes, the letter of transmittal and all other required documents is at the election and sole risk of the holders. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent on or prior to the expiration date. No letters of transmittal or Old Notes should be sent directly to us. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

Signature Guarantees

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange are tendered:

  •
  by a registered holder of Old Notes who has not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        An "eligible institution" is a firm or other entity which is identified as an "Eligible Guarantor Institution" in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including:

  •
  a bank;

  •
  a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

  •
  a credit union;

  •
  a national securities exchange, registered securities association or clearing agency; or

  •
  a savings association.

        If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.

        If Old Notes are registered in the name of a person other than the signer of the letter of transmittal, the Old Notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder's signature guaranteed by an eligible institution, and must also be accompanied by such opinions of counsel, certifications and other information as we or the trustee under the indenture may require in accordance with the restrictions on transfers applicable to the Old Notes.

Book-Entry Transfers

        For tenders by book-entry transfer of Old Notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of Old Notes by causing DTC to transfer the Old Notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program ("ATOP") procedures to tender Old Notes. Accordingly, any participant in DTC may make book-entry delivery of Old Notes by causing DTC to transfer those Old Notes into the exchange agent's account in accordance with DTC's ATOP procedures for transfer.

        Notwithstanding the ability of holders of Old Notes to effect delivery of Old Notes through book-entry transfer at DTC, either:

  •
  the letter of transmittal or a facsimile thereof, or an agent's message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents, and the book-entry confirmation must be transmitted to and received by the exchange agent prior to the expiration date at the address given below under "—Exchange Agent"; or

  •
  the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery

        If a holder wants to tender Old Notes in the exchange offer and (1) the certificates for the Old Notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date, or (2) a book-entry transfer cannot be completed on a timely basis, the Old Notes may be tendered if the holder complies with the following guaranteed delivery procedures:

  •
  the tender is made by or through an eligible institution;

  •
  the eligible institution delivers a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided, to the exchange agent on or prior to the expiration date:

  •
  setting forth the name and address of the holder of the Old Notes being tendered and the amount of the Old Notes being tendered;

  •
  stating that the tender is being made; and

  •
  guaranteeing that, within three (3) New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or an agent's message, with any required signature guarantees and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

  •
  the exchange agent receives the certificates for the Old Notes, or a book-entry confirmation, and a properly completed and duly executed letter of transmittal, or an agent's message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal within three (3) New York Stock Exchange trading days after the notice of guaranteed delivery is executed for all such tendered Old Notes.

        You may deliver the notice of guaranteed delivery by hand, facsimile, mail or overnight delivery to the exchange agent and you must include a guarantee by an eligible institution in the form described above in such notice.

        Our acceptance of properly tendered Old Notes is a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

Determination of Validity

        We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered Old Notes. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of Old Notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of Old Notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will they be liable for failing to give any such notice.

        We reserve the absolute right, in our sole and absolute discretion:

  •
  to reject any tenders determined to be in improper form or unlawful;

  •
  to waive any of the conditions of the exchange offer; and

  •
  to waive any condition or irregularity in the tender of Old Notes by any holder, whether or not we waive similar conditions or irregularities in the case of other holders.

        If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.

        Any Old Notes which have been tendered for exchange but are not exchanged for any reason will be returned to the holder thereof promptly after rejection of tender or termination of the exchange offer without cost to the holder. In the case of Old Notes tendered by book-entry transfer through DTC, any unexchanged Old Notes will be credited to an account maintained with DTC.

Resales of New Notes

        Based on interpretive letters issued by the SEC staff to third parties in transactions similar to the exchange offer, we believe that a holder of New Notes, other than a broker-dealer, may offer New Notes for resale, resell and otherwise transfer the New Notes without delivering a prospectus to prospective purchasers, if the holder acquires the New Notes in the ordinary course of its business, is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a "distribution" (as defined under the Securities Act) of the New Notes and is not an "affiliate" of GCI (as defined under the Securities Act). We will not seek our own interpretive letter. As a result, we cannot assure you that the SEC staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.

        By tendering Old Notes, the holder, other than participating broker-dealers, as defined below, of those Old Notes will represent to us that, among other things:

  •
  the New Notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the New Notes, whether or not that person is the holder;

  •
  neither the holder nor any other person receiving the New Notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a "distribution" (as defined under the Securities Act) of the New Notes; and

  •
  neither the holder nor any other person receiving the New Notes is an "affiliate" (as defined under the Securities Act) of GCI.

        If any holder or any such other person is an "affiliate" of GCI or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a "distribution" of the New Notes, such holder or other person:

  •
  may not rely on the applicable interpretations of the staff of the SEC referred to above; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must represent that the Old Notes to be exchanged for the New Notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the New Notes. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an "underwriter" (as defined under the Securities Act). If a broker- dealer acquired Old Notes as a result of market-making or other trading activities, it may use this Prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of New Notes received in exchange for the Old Notes pursuant to the exchange offer. We have agreed that, during the period ending 90 days after the consummation of the exchange offer, subject to extension in limited circumstances, we will use commercially reasonable efforts to maintain the effectiveness of the exchange offer registration statement and make this Prospectus available to any broker-dealer for use in connection with any such resale. Participating broker-dealers will be required to suspend use of this Prospectus included in the exchange offer registration statement under certain circumstances upon receipt of written notice to that effect from us. See "Plan of Distribution and Selling Restrictions" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Withdrawal Rights

        You can withdraw tenders of Old Notes at any time prior to 12:00 midnight, New York City time, on the expiration date. For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent. The notice of withdrawal must:

  •
  specify the name of the person that tendered the Old Notes to be withdrawn;

  •
  identify the Old Notes to be withdrawn, including the total principal amount of Old Notes to be withdrawn; and

  •
  where certificates for Old Notes are transmitted, the name of the registered holder of the Old Notes, if different from that of the person withdrawing the Old Notes.

        If you delivered or otherwise identified Old Notes to the exchange agent, you must submit the serial numbers of the Old Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of Old Notes tendered for the account of an eligible institution. If you tendered Old Notes as a book-entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and you must deliver the notice of withdrawal to the exchange agent. You may not rescind withdrawals of tender; however, Old Notes properly withdrawn may again be tendered by following one of the procedures described under "—Procedures for Tendering Old Notes" above at any time prior to 12:00 midnight, New York City time, on the expiration date.

        We will determine, in our sole discretion, all questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will they be liable for failing to give any such notice.

        Withdrawn Old Notes will be returned to the holder promptly after withdrawal without cost to the holder. In the case of Old Notes tendered by book-entry transfer through DTC, the Old Notes withdrawn will be credited to an account maintained with DTC.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue New Notes in exchange for, any Old Notes, and we may terminate or amend the exchange offer, if at any time prior to the expiration of the exchange offer, we determine that the exchange offer violates applicable law or SEC policy.

        The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, as many times as we choose prior to the expiration of the exchange offer, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose prior to the expiration of the exchange offer. If we determine that a waiver of conditions materially changes the exchange offer, this Prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under "—Terms of the Exchange Offer."

        In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this Prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes.

        If we terminate or suspend the exchange offer based on a determination that the exchange offer is not permitted by applicable law or SEC policy, the registration rights agreement requires that we use commercially reasonable efforts to cause a shelf registration statement covering the resale of the Old Notes to be filed 120 days after the date we receive notice of such determination and to be declared effective by the SEC on or prior to 210 days after the date on which we file such shelf registration statement. See "—Registration Rights; Additional Interest."

Exchange Agent

        We appointed Union Bank, N.A. as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this Prospectus or of the letter of transmittal, and requests for notices of guaranteed delivery to the exchange agent at the address and phone number as follows:

By Facsimile:	By Registered or Certified Mail, Hand or Overnight Delivery:
(213) 972-5695 Attention: Josefina Benavides, Corporate Trust Department Confirm by Telephone: (213) 972-5679	Union Bank, N.A. Corporate Trust Department 120 South San Pedro Street, 4th Floor Los Angeles, CA 90012 Attention: Josefina Benavides

        If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.

Fees and Expenses

        The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the New Notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this Prospectus and related documents to their clients that are holders of Old Notes and for handling or tendering for such clients.

        We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of Old Notes pursuant to the exchange offer.

Transfer Taxes

        Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, New Notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the Old Notes which have been tendered, or if a transfer tax is imposed for any reason other than the exchange of Old Notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

        The New Notes will be recorded at the same carrying value as the Old Notes. Accordingly, we will not recognize any gain or loss for accounting purposes. We intend to amortize the expenses of the exchange offer and issuance of the Old Notes over the term of the New Notes.

Registration Rights; Additional Interest

        If:

  •
  we are not permitted to consummate the exchange offer as contemplated by this Prospectus because the exchange offer is not permitted by applicable law or SEC policy;

  •
  for any reason the exchange offer is not consummated within 240 days following the original issuance of the Old Notes; or

  •
  after the exchange offer, any holder (other than affiliates of GCI) of New Notes notifies us within 30 days following the date such holder becomes aware that they did not receive New Notes that can be sold without restriction under state and federal securities laws, then we will file and cause to be effective with the SEC a shelf registration statement to cover resales of the Old Notes or New Notes, as applicable, by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

        If a shelf registration filing is required,

  •
  we will use commercially reasonable efforts to file such shelf registration statement with the SEC, on or prior to 120 days after the date the filing obligation arises;

  •
  we will use commercially reasonable efforts to cause such shelf registration statement to become effective on or prior to 210 days after the date we file the shelf registration statement;

  •
  we will use commercially reasonable efforts to keep the shelf registration statement continuously effective until the earlier of two years after the date of issuance of the Old Notes or such time as all of the applicable notes have been sold thereunder; and

  •
  the securities laws require that disclosure regarding selling holders for whom the New Notes are to be registered be provided in the shelf registration statement.

        If:

  •
  we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

  •
  any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness, or the effectiveness target date;

  •
  we fail to consummate the exchange offer within 30 days after the date on which the exchange offer registration statement was declared effective; or

  •
  the shelf registration statement or the exchange offer registration statement is filed and declared effective but thereafter ceases to be effective or usable in connection with resales of Old Notes during the periods specified in the registration rights agreement,

(each such event in the four bullet points above referred to as a "Registration Default") then we will pay additional interest to each holder of the Old Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default at a rate of 0.25% per annum of the principal amount of Old Notes held by such holder. The amount of additional interest will increase by an additional 0.25% per annum of the principal amount of Old Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of additional interest for all Registration Defaults of 1.0% per annum of the principal amount of Old Notes. Following the cure of all Registration Defaults, the accrual of additional interest will cease. We will pay additional interest to the holders of the Old Notes since the registration statement to which this exchange offer relates has been filed after the 120th day after the date of the issuance of the Old Notes, as required by the registration rights agreement.

        Holders of Old Notes will be required (1) to make certain representations to us (as described in the registration rights agreement) in order to participate in the exchange offer, (2) to deliver certain information to be used in connection with the shelf registration statement, and (3) to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement in order to have their Old Notes included in the shelf registration statement and benefit from the provisions regarding liquidated damages set forth above. By acquiring Old Notes or New Notes, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

BUSINESS

General

        GCI, Inc. was incorporated in 1997 under the laws of the State of Alaska to effect the issuance of senior notes. GCI, Inc. as a wholly owned subsidiary of General Communication, Inc. (which we sometimes refer to in this Prospectus as our "Parent"), received through its initial capitalization all ownership interests in subsidiaries previously held by Parent. Parent was incorporated in 1979 under the laws of the State of Alaska. Parent and GCI, Inc. have their principal executive offices at 2550 Denali Street, Suite 1000, Anchorage, AK 99503-2781 (telephone number 907-868-5600).

        GCI, Inc. is primarily a holding company and, together with its direct and indirect subsidiaries, is a diversified communications provider in the State of Alaska.

Availability of Reports and Other Information

        Internet users can access information about the Company and its services at http://www.gci.com/, http://www.gci-industrialtelecom.com, http://www.unicom-alaska.com/, http://www.alaska-wireless.com/ and http://www.alaskaunited.com/. The Company hosts Internet services at http://www.gci.net/, broadband delivery of health services at http://www.connectmd.com, and SchoolAccess® services at http://www.schoolaccess.net/. The Company hosts information about our TERRA-SW project at http://terra.gci.com/.

        We make available on the http://www.gci.com/ website, free of charge, access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Parent's Proxy Statement on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically submit such material to the SEC. In addition, the SEC's website is http://www.sec.gov/. The SEC makes available on this website, free of charge, reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC. Information on our websites or the SEC's website is not part of this document except to the extent incorporated by reference herein.

Financial Information about Industry Segments

        Our five reportable segments are Consumer, Network Access, Commercial, Managed Broadband, and Regulated Operations.

        For financial information about our reportable segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus. Also refer to note 10 included in "Notes to Consolidated Financial Statements," included with the financial statements provided with this Prospectus.

Narrative Description of our Business

General

        We are the largest communications provider in Alaska as measured by revenues. We offer facilities based local and long-distance voice services, cable television, data and Internet access to residential and business customers across the state under our GCI brand. In addition, we provide wireless telephone services over our own facilities under the GCI and Alaska Wireless brand names. Due to the unique nature of the markets we serve, including harsh winter weather and remote geographies, our customers rely extensively on our systems to meet their communication and entertainment needs. We benefit from the attractive demographic and economic characteristics of Alaska.

        Since GCI's founding in 1979 as a competitive long distance provider, we have consistently expanded our product portfolio and facilities to become the leading integrated communication services provider in our markets. Our facilities include redundant and geographically diverse digital undersea fiber optic cable systems linking our Alaska terrestrial networks to the networks of other carriers in the lower 48 contiguous states. As of December 31, 2010, our cable systems passed 84% of Alaska's households, and we have achieved 55% basic cable penetration of the homes we reach. We believe we offer superior video services relative to DBS, which is limited by Alaska's geographic location, challenging climate and terrain features. We have continued our statewide deployment of DLPS utilizing our own coaxial cable facilities enabling us to move off of facilities that we previously leased from ILECs. At December 31, 2010, 76% of the local access lines we served were carried on our own last mile facilities. In recent years, we expanded our efforts in wireless and presently operate the only statewide wireless network. Our network provides access for both GSM and CDMA based devices, and can provide us with an eventual path to fourth generation LTE based wireless communications.

        Our Consumer segment serves residential customers. Our Network Access segment serves other common carriers. Our Commercial segment serves small businesses, local, national and global businesses, governmental entities, and public and private educational institutions. Our Managed Broadband segment serves rural school districts, hospitals and health clinics. The financial results of the long-distance, local access and Internet services sold to consumer and commercial customers that we serve in the Bethel, Alaska area are reported in the Regulated Operations segment.

        For the year ended December 31, 2010, we generated consolidated revenues of $651.3 million. We ended the period with approximately 97,500 long-distance customers, 144,800 local access lines in service, 147,100 basic cable subscribers, 138,700 wireless subscribers and 116,900 cable modem subscribers.

Development of our Business During the Past Fiscal Year

        TERRA-SW Project.    In January 2010 the U.S. Department of Agriculture's RUS approved our wholly-owned subsidiary, UUI's application for an $88.2 million loan/grant combination to extend terrestrial broadband service for the first time to Bristol Bay and the Yukon-Kuskokwim Delta, an area in Alaska roughly the size of the state of North Dakota. Upon completion TERRA-SW will be able to serve over 9,000 households and over 700 businesses in the 65 covered communities. The project will also be able to serve numerous public/non-profit/private community anchor institutions and entities, such as regional health care providers, school districts, and other regional and Alaska Native organizations. The RUS award, consisting of a $44.2 million loan and a $44.0 million grant, will be made under the RUS Broadband Initiatives Program established pursuant to the American Recovery and Reinvestment Act. The grant portion of the award will fund backbone network facilities that we would not otherwise be able to construct within our return-on-investment requirements. UUI began construction on TERRA-SW in 2010 and expects to complete the project in 2012 or earlier if possible.

        You should see "Business—Regulation" for regulatory developments.

Business Strategy

        We intend to continue to increase revenues using the following strategies:

        Offer Bundled Products.    We offer innovative service bundles to meet the needs of our consumer and commercial customers. We believe that bundling our services significantly improves customer retention, increases revenue per customer and reduces customer acquisition expenses. Our experience indicates that our bundled customers are significantly less likely to churn, and we experience less price erosion when we effectively combine our offerings. Bundling improves our top line revenue growth, provides operating cost efficiencies that expand our margins and drives our overall business performance. As a measure of success to date, over 62,600 of our residential customers subscribe to one of our service bundles that include two or more services.

        Maximize Sales Opportunities.    We successfully sell new and enhanced services and products between and within our business segments to our existing customer base to achieve increased revenues and penetration of our services. Through close coordination of our customer service and sales and marketing efforts, our customer service representatives suggest to our customers other services they can purchase or enhanced versions of services they already purchase. Many calls into our customer service centers or visits into one of our 32 retail stores result in sales of additional services and products.

        Deliver Industry Leading Customer Service.    We have positioned ourselves as a customer service leader in the Alaska communications market. We have organized our operations to effectively focus on our customers. We operate our own customer service department and maintain and staff our own call centers. We have empowered our customer service representatives to handle most service issues and questions on a single call. We prioritize our customer services to expedite handling of our most valuable customers' issues, particularly for our largest commercial customers. We believe our integrated approach to customer service, including service set-up, programming various network databases with the customer's information, installation, and ongoing service, allows us to provide a customer experience that fosters customer loyalty.

        Leverage Communications Operations.    We continue to expand and evolve our integrated network for the delivery of our services. Our bundled strategy and integrated approach to serving our customers creates efficiencies of scale and maximizes network utilization. By offering multiple services, we are better able to leverage our network assets and increase returns on our invested capital. We periodically evaluate our network assets and continually monitor technological developments that we can potentially deploy to increase network efficiency and performance.

        Expand Our Product Portfolio and Footprint in Alaska.    Throughout our history, we have successfully added and expect to continue to add new products to our product portfolio. We have a demonstrated history of new product evaluation, development and deployment for our customers, and we continue to assess revenue-enhancing opportunities that create value for our customers. In addition to new services such as additional HDTV channels, video-on-demand, on-line advertising placement, on-line content delivery such as streaming music, and mobile high speed data, we are also expanding the reach of our core products to new markets. Where feasible and where economic analysis supports geographic expansion of our network coverage, we are currently pursuing or expect to pursue opportunities to increase the scale of our facilities, enhance our ability to serve our existing customers' needs and attract new customers.

        Make Strategic Acquisitions.    We have a history of making and integrating acquisitions of in-state telecommunications providers. In 2008, we completed three acquisitions of telecommunications providers in various Alaska communities. Our management team is adept at sourcing, acquiring and integrating these acquired companies, and we will continue to actively pursue and buy companies that we believe fit with our strategy and networks and that enhance earnings.

Description of our Business by Reportable Segment

Overview

        Our five reportable segments are Consumer, Network Access, Commercial, Managed Broadband, and Regulated Operations. Our reportable segments are business units that offer different products, are each managed separately, and serve distinct types of customers.

        Following are our segments and the services and products each offers to its customers:

Reportable Segments
Services and Products	Consumer	Network Access	Commercial	Managed Broadband	Regulated Operations
Voice
Long distance	X	X	X		X
Local Access	X	X	X		X
Video	X
Data:
Internet	X	X	X	X	X
Data Networks		X	X	X
Managed Services			X	X
Managed Broadband Services			X	X
Wireless	X	X	X

        Many of our networks and facilities are utilized by more than one segment to provide services and products to our customers. The following description of our business by reportable segment includes a comprehensive discussion within the Consumer segment section with references to that section if such common network and facility use exists in another segment. Similarly, many of the same services and products are sold to our customers in different segments.

        The following discussion includes information about significant services and products, sales and marketing, facilities, competition and seasonality for each of our five reportable segments. For a discussion and analysis of financial condition and results of operations please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Consumer Segment

        Consumer segment revenues for 2010, 2009 and 2008 are summarized as follows (amounts in thousands):

	Year Ended December 31,
	2010	2009	2008
Total Consumer segment revenues(1)	$342,898	294,925	255,632

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus and note 10 included in "Notes to Consolidated Financial Statements" included with the financial statements provided with this Prospectus.

Services and Products

        Our Consumer segment offers a full range of voice, video, data and wireless services and products to residential customers.

Voice Services and Products

        Revenues derived from Consumer segment voice services and products in 2010, 2009, and 2008 totaled $57.3 million, $52.7 million, and $47.0 million, respectively, or 9%, 9%, and 8% of our total revenues, respectively.

Long-Distance

        We are a full-service long-distance provider including intrastate, interstate and international calling. The value of our long-distance services is generally designed to be equal to or greater than that for comparable services provided by our competitors.

Local Access

        We offer local access services in many communities and areas in Alaska, including the state's five largest population centers, Anchorage, Fairbanks, the Matanuska-Susitna Valley, the Kenai Peninsula, and Juneau. Our own DLPS facilities and collocated remote facilities that access the ILEC unbundled network element ("UNE") loops allow us to offer full featured local service products to customers. In areas where we do not have our own DLPS facilities or access to ILEC UNE loop facilities, we offer service using total service resale of the ILEC's local service or UNE platform.

Video Services and Products

        Revenues derived from Consumer segment video services and products in 2010, 2009, and 2008 totaled $118.5 million, $111.0 million, and $105.2 million, respectively, or 18%, 19%, and 18% of our total revenues, respectively.

        Our cable television systems serve 41 communities and areas in Alaska, including the state's five largest population centers, Anchorage, Fairbanks, the Matanuska-Susitna Valley, the Kenai Peninsula, and Juneau.

        We offer a full range of video services over our broadband cable systems. Our video service offerings include the following:

        Basic cable.    Our basic cable service consists of digital basic service with access to between 13 and 21 channels of programming and an expanded digital basic service with access to between 40 and 102 additional channels of programming. These services generally consist of programming provided by national and local broadcast networks, national and regional cable networks, and governmental and public access programming. We transmit an entirely digital signal for all cable television channels in all markets we serve.

        High-definition television.    Our HDTV service provides our subscribers with improved, high-resolution picture quality, improved audio quality and a wide-screen, theater-like display. Our HDTV service offers a broad selection of high-definition programming with access of up to 82 high-definition channels including most major broadcast networks, leading national cable networks, premium channels and national sports networks.

        Digital video recorder.    Our advanced digital video recorder ("DVR") service lets digital cable subscribers select, record and store programs and play them at whatever time is convenient. DVR service also provides the ability to pause and rewind "live" television.

        Premium channel programming.    Our premium channel programming service, which includes cable networks such as Home Box Office, Showtime, Starz and Cinemax, generally offers, without commercial interruption, feature motion pictures, live and taped sporting events, concerts and other special features.

        Video on demand.    Our video on demand service permits our cable subscribers to order at their convenience and for a separate fee, individual feature motion pictures and special event programs, on an unedited, commercial-free basis.

        Pay-per-view programming.    Our pay-per-view service permits our cable subscribers to order, for a separate fee, scheduled individual feature motion pictures and special event programs, such as professional boxing, professional wrestling and concerts, on an unedited, commercial-free basis.

Data Services and Products

        Revenues derived from Consumer segment data services and products in 2010, 2009, and 2008 totaled $61.4 million, $50.3 million, and $42.7 million, respectively, or 9%, 8%, and 7% of our total revenues, respectively.

Internet

        We primarily offer four types of Internet access for consumer use: high-speed cable modem, dial-up, mobile wireless and fixed wireless. Value-added Internet features, such as e-mail virus prevention, personal web site and domain hosting, and additional e-mail accounts, are available for additional charges. Our consumer high-speed cable modem Internet service offers up to 22 Mbps download and 2 Mbps upload speeds.

Wireless Services and Products

        Revenues derived from Consumer segment wireless services and products in 2010, 2009, and 2008 totaled $105.7 million, $81.0 million, and $60.7 million, respectively, or 16%, 14%, and 11% of our total revenues, respectively.

        We offer mobile wireless voice and data services by selling services over our own facilities under the GCI and Alaska Wireless brand names. We offer fixed wireless local access services over our own facilities, have purchased personal communication services ("PCS") and local multipoint distribution system ("LMDS") wireless broadband licenses in FCC auctions covering markets in Alaska, and secured cellular licenses utilizing the FCC's established process. We offer mobile wireless service to our customers in the state's five largest population centers, Anchorage, Fairbanks, the Matanuska-Susitna Valley, the Kenai Peninsula, and Juneau and many other small Alaska communities.

        We offer our customers a variety of post-paid and prepaid wireless rate plans so they can choose the plan that best fits their expected calling needs. Consumer voice service is generally offered on a contract basis for one or two year periods. Under the terms of these contracts, service is billed and provided on a monthly basis according to the applicable rate plan chosen. Our offerings include regional and national rate plans at a variety of pricing tiers. Our wireless voice plans generally combine a fixed monthly access charge, a designated number of minutes-of-use, per minute usage charges for minutes in excess of the included amount and additional charges for certain custom-calling features. Most of our plans include basic features such as voice messaging, caller ID, call forwarding and call waiting, and two-way text messaging. Wireless data service is included in certain plans or can be purchased as a feature to a plan.

        We sell a variety of handsets and personal computer wireless data cards manufactured by various suppliers for use with our wireless services. We also sell accessories, such as carrying cases, hands-free devices, batteries, battery chargers and other items. We provide contract subscribers substantial equipment subsidies to initiate, continue or upgrade service.

Bundled Services and Products

        We combine one or more of our individual service and product offerings into bundles that we sell to our Consumer segment customers at attractive prices. Our most popular bundled offering includes long-distance, cable television, cable modem Internet access and local access services. In addition to several other bundled offerings, we also offer a bundle of wireless services, cable television and cable modem Internet access.

Sales and Marketing

        Our Consumer segment sales efforts are primarily directed toward increasing the number of subscribers we serve, selling bundled services, and generating incremental revenues through product and feature up-sell opportunities.

Facilities

        We operate a modern, competitive communications network employing digital transmission technology over our fiber optic facilities within Alaska and between Alaska and the lower 48 states. Our facilities include three self-constructed digital undersea fiber optic cable systems linking our Alaska terrestrial networks to the networks of other carriers in the lower 48 states:

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  Alaska United East was placed into service in 1999 and connects Whittier, Valdez and Juneau, Alaska and Seattle, Washington,

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  Alaska United West was placed into service in 2004 and connects Seward, Alaska to Warrenton, Oregon, and

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  Alaska United Southeast was placed into service in 2008 and connects Ketchikan, Wrangell, Petersburg, Angoon and Sitka, Alaska to Alaska United West and Alaska United East.

        The combination of our Alaska United East, Alaska United West and Alaska United Southeast systems provides us with the ability to provide fully protected geographically diverse routing of service between Alaska and the lower 48 states.

        Our Alaska United Northwest self-constructed terrestrial fiber optic cable system connects Anchorage and Fairbanks, Alaska along the Parks Highway corridor and we own a terrestrial fiber optic cable system that extends from Prudhoe Bay, Alaska to Valdez, Alaska via Fairbanks, Alaska.

        We have indefeasible rights to use ("IRU") capacity in the Kodiak-Kenai Cable Company, LLC's undersea fiber optic cable system linking Anchorage to Kenai, Homer, Kodiak, Narrow Cape on Kodiak Island, and Seward, Alaska.

        Another carrier operates a pair of fiber optic cable facilities connecting points in Alaska to the lower 48 states. This additional fiber system provides direct competition to services we provide on our owned fiber optic cable facilities.

        We serve many rural and remote Alaska locations solely via satellite communications. Each of our C-band and Ku-band satellite transponders is backed up on the same spacecraft with multiple backup transponders. The primary spacecrafts we use to provide voice, data and Internet services to our rural Alaska customers are Intelsat's Galaxy 18 for C-band and Intelsat's Horizons 1 for Ku-band, but we also lease capacity on two other spacecraft, SES Americom's AMC-7 and AMC-8.

        We also lease one 36 MHz transponder on SES Americom's AMC-7 spacecraft. We use this transponder to distribute multi-channel, digitally encoded video programming and services to remote locations within Alaska. We may use this transponder along with two others that we reserve on AMC-7 to restore service during any fiber outage that may occur in our network.

        We operate digital microwave systems to link Anchorage with the Kenai Peninsula, our Prudhoe Bay Earth Station with Deadhorse, Alaska, and to link Bethel, Alaska with 40 rural communities. Virtually all switched services are computer controlled, digitally switched, and interconnected by a packet switched SS7 signaling network.

        Other facilities include major earth stations at Adak, Barrow, Bethel, Cordova, Dillingham, Dutch Harbor, Eagle River, Galena, Juneau, Ketchikan, King Salmon, Kodiak, Kotzebue, McGrath, Nome, Prudhoe Bay, Sitka, Unalakleet, and Yakutat, all in Alaska, serving the communities in their vicinity, and at Issaquah, Washington, which provides interconnection to Seattle and the lower 48 states for traffic to and from major Alaska earth stations. The Eagle River earth station is linked to the Anchorage distribution center by fiber optic facilities.

        We use a synchronous optical network ("SONET") as a service delivery method for our terrestrial metropolitan area networks and long-haul terrestrial and undersea fiber optic cable systems.

        A fiber optic cable system from our Anchorage distribution center connects to the MTA, Eagle River central office and to our major hub earth station in Eagle River. The Issaquah earth station is connected with the Seattle distribution center by means of diversely-routed leased fiber optic cable transmission systems, each having the capability to restore the other in the event of failure. The Juneau earth station and distribution centers are collocated. We have digital microwave facilities serving the Kenai Peninsula communities. We maintain earth stations in Fairbanks (linked by digital microwave to the Fairbanks distribution center), Juneau (collocated with the Juneau distribution center), Anchorage (Benson earth station), and in Prudhoe Bay as fiber network restoration earth stations. Our Benson earth station also uplinks our statewide video service; such service may be pre-empted if earth station capacity is needed to restore our fiber network between Anchorage and Prudhoe Bay.

        We use our demand assigned multiple access ("DAMA") facilities to serve 69 additional locations throughout Alaska. DAMA is a digital satellite earth station technology that allows calls to be made between remote villages using only one satellite hop, thereby reducing satellite delay and capacity requirements while improving quality. In addition, 54 (for a total of 123) C-band facilities provide dedicated Internet access and private network services to rural public schools, hospitals, health clinics, and natural resource development industries throughout Alaska. Our network of 83 Ku-band facilities provides dedicated Internet access and private network services to rural public schools, hospitals, health clinics, and natural resource development industries throughout Alaska, and in ten locations in the lower 48 states.

        Our Anchorage, Fairbanks, and Juneau distribution centers contain electronic switches to route calls to and from local exchange companies and, in Seattle, to obtain access to other carriers to distribute our southbound traffic to the remaining 49 states and international destinations. Our extensive metropolitan area fiber network in Anchorage supports cable television, Internet and telephony services. The Anchorage, Fairbanks, and Juneau facilities also include digital access cross-connect systems, frame relay data switches, Internet platforms, and in Anchorage and Fairbanks, collocation facilities for interconnecting and hosting equipment for other carriers. We also maintain an operator and customer service center in Wasilla, Alaska. Our operator services traffic is processed by an integrated services platform that also hosts answering services, directory assistance, and internal conferencing services.

        We utilize our coaxial cable facilities for DLPS. This delivery method allows us to utilize our own cable facilities to provide local access service to our customers and avoid paying local loop charges to the ILEC.

        Our statewide cable systems consist of 3,057 miles of installed cable plant having 450 to 625 MHz of channel capacity. Our cable television businesses are located throughout Alaska and serve 41 communities and areas in Alaska, including the state's five largest population centers, Anchorage, Fairbanks, the Matanuska-Susitna Valley, the Kenai Peninsula, and Juneau. Our facilities include cable plant and head-end distribution equipment. Some of our locations on the fiber routes are served from the head-end distribution equipment in Anchorage. All of our cable systems are completely digital.

        We provide access to the Internet using a platform that includes many of the latest advancements in technology. The physical platform is concentrated in Anchorage and is extended into many remote areas of the state. Our Internet platform includes the following:

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  Our Anchorage facilities are connected to multiple Internet access points in Seattle through multiple, diversely routed networks;

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  We use multiple routers on each end of the circuits to control the flow of data and to provide resiliency; and

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  Our Anchorage facility consists of routers, a bank of servers that perform support and application functions, database servers providing authentication and user demographic data, layer 2 gigabit switch networks for intercommunications and broadband services.

        Our dedicated Internet access and Internet protocol ("IP") data services are delivered to a router located at the service point. Our Internet management platform constantly monitors this router and continual communications are maintained with all of the core and distribution routers in the network. The availability and quality of service, as well as statistical information on traffic loading, are continuously monitored for quality assurance. The management platform has the capability to remotely access routers, servers and layer two switches, permitting changes in configuration without the need to be physically located at the service point.

        We own state-wide wireless facilities that cover 98% of the population providing service to urban and rural Alaska communities and we will continue to expand these networks throughout the terrestrially and satellite served portions of Alaska in 2011. We own GSM and CDMA wireless facilities serving urban Alaska locations. Our urban network includes Ericsson and Nortel wireless switches located in Anchorage and 183 cell sites that serve the following areas of Alaska: Anchorage and Eagle River, the Matanuska-Susitna Valley, Kenai Peninsula, Southeast, Kodiak and Fairbanks. Our rural network consists of GSM facilities that are located throughout Alaska's rural villages and communities. We extend our network coverage through roaming arrangements with other GSM and CDMA carriers.

Competition

        A discussion of competition by product and service in our Consumer segment follows.

Voice Services and Products Competition

Long-Distance

        The long-distance industry is intensely competitive and based upon price and bundling.

        In the intrastate, interstate and international long-distance market, we compete against AT&T Alascom, ACS, MTA, long-distance resellers, and certain smaller rural local telephone companies. AT&T Alascom, as a subsidiary of AT&T, Inc., has access to greater financial, technical and marketing resources than we have. There is also the possibility that new competitors will enter the Alaska market. In addition, wireless and voice over Internet protocol services continue to grow as an alternative to wireline services as a means of reaching customers. Wireless local number portability allows consumers to retain the same phone number as they change service providers allowing for interchangeable and portable fixed-line and wireless numbers. Some consumers now use wireless service as their primary voice phone service for local and long-distance calling.

        We have competed in the long-distance market by offering discounts from rates charged by our competitors and by providing desirable bundles of services.

        Our ability to compete successfully will depend on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and pricing strategies.

Local Access

        We compete against ACS, the ILEC, in Anchorage, Juneau, Fairbanks and the Kenai Peninsula area; MTA, the ILEC, in the Matanuska-Susitna Valley, and other smaller ILECs in other communities.

        In the local telephone services market, the 1996 Telecom Act, judicial decisions, state and federal legislative and regulatory developments, and new technologies have increased the overall likelihood that barriers to local telephone competition will be substantially reduced or removed. These initiatives include requirements that ILECs negotiate with entities, including us, to provide interconnection to the existing local telephone network, to allow the purchase, at cost-based rates, of access to UNEs, to establish dialing parity, to obtain access to rights of way and to resell services offered by the ILEC. We have been able to obtain interconnection, access and related services from the ILECs, at rates that allow us to offer competitive services. However, if we are unable to continue to obtain these services and access at acceptable rates, our ability to offer local access services, and our revenues and net income, could be materially adversely affected. To date, we have been successful in capturing a significant portion of the local telephone market in the locations where we are offering these services. However, there can be no assurance that we will continue to be successful in attracting or retaining these customers.

        We believe that we have certain advantages over ILECs in providing communications services, including awareness by Alaskan customers of the GCI brand name, our facilities-based communications network, and our prior experience in, and knowledge of, the Alaskan market.

        See "Regulation—Wireline Voice Services and Products" below for more information.

Video Services and Products Competition

        Our cable television systems face competition from alternative methods of receiving and distributing television signals, including DBS, digital video over telephone lines, broadband IP-based services, wireless and satellite master antenna television systems, and from other sources of news, information and entertainment such as Internet services, off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive computer services, and home video products, including video disks. Our cable television systems also face competition from potential overbuilds of our existing cable systems by other cable television operators and municipally-owned cable systems, and alternative methods of receiving and distributing television signals. The extent to which our cable television systems are competitive depends, in part, upon our ability to provide quality programming and other services at competitive prices.

        We believe that the greatest source of potential competition for video services comes from the DBS industry. Two major companies, The DirecTV Group, Inc. and DISH DBS Corporation, are currently offering nationwide high-power DBS services. The ILECs in the Matanuska-Susitna Valley and Ketchikan offer digital video service over telephone lines in limited areas. Their product offerings and price points are similar to our product offerings. With the addition of Anchorage local broadcast stations, increased marketing, ILEC and DBS alliances, and emerging technologies creating new opportunities, competition from these sources has increased and will likely continue to increase.

        Competitive forces will be counteracted by offering expanded programming through digital services. Digital delivery technology is being utilized in all of our systems. We have retransmission agreements with Anchorage broadcasters and provide for the uplink/downlink of their signals into all our systems, and local programming for our customers.

        Other new technologies may become competitive with non-entertainment services that cable television systems can offer. The FCC has authorized television broadcast stations to transmit textual and graphic information useful to both consumers and businesses. The FCC also permits commercial and non-commercial FM stations to use their subcarrier frequencies to provide non-broadcast services including data transmissions. The FCC established an over-the-air interactive video and data service that will permit two-way interaction with commercial and educational programming along with informational and data services. ILECs and other common carriers also provide facilities for the transmission and distribution to homes and businesses of interactive computer-based services, including the Internet, as well as data and other non-video services. The FCC has conducted spectrum auctions for licenses to provide PCS, as well as other services. PCS and other services will enable license holders, including cable operators, to provide voice and data services. We own a statewide PCS license in Alaska.

        Cable television systems generally operate pursuant to franchises granted on a non-exclusive basis. The 1992 Cable Act gives local franchising authorities jurisdiction over basic cable service rates and equipment in the absence of "effective competition." The 1992 Cable Act also prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable systems. Well-financed businesses from outside the cable industry (such as the public utilities that own certain of the poles on which cable is attached) may become competitors for franchises or providers of competing services.

        We expect to continue to provide, at reasonable prices and in competitive bundles, a greater variety of communication services than are available off-air or through other alternative delivery sources. Additionally, we believe we offer superior technical performance and responsive community-based customer service. Increased competition, however, may adversely affect our market share and results of operations from our cable services product offerings.

Data Services and Products Competition

        The Internet industry is highly competitive, rapidly evolving and subject to constant technological change. Competition is based upon price and pricing plans, service bundles, the types of services offered, the technologies used, customer service, billing services, and perceived quality, reliability and availability. We compete with other Alaska based Internet providers and domestic, non-Alaska based providers that provide national service coverage. Several of the providers headquartered outside of Alaska have substantially greater financial, technical and marketing resources than we do.

        With respect to our high-speed cable modem service, ACS and other Alaska telephone service providers are providing competitive high-speed data subscriber line services over their telephone lines in direct competition with our high-speed cable modem service. Competitive local fixed wireless providers are providing service in certain of our markets as is a national WiMax-based provider in Anchorage with plans for Juneau and Fairbanks. WiMax is a standards-based wireless technology that provides high-throughput broadband connections over long distances. WiMax can be used for a number of applications, including last mile broadband connections, hotspots and cellular backhaul, and high-speed enterprise connectivity for business. DBS providers and others provide wireless high speed Internet service in competition with our high-speed cable modem services.

        Niche providers in the industry, both local and national, compete with certain of our Internet service products, such as web hosting, list services and e-mail.

Wireless Services and Products Competition

        We compete against AT&T Mobility, LLC, ACS, MTA, and resellers of those services in Anchorage and other markets.

        Regulatory policies favor robust competition in wireless markets. Wireless local number portability, which was implemented by the FCC late in 2003, has also increased the level of competition in the industry. Number portability allows subscribers to switch carriers without having to change their telephone numbers.

        The communications industry continues to experience significant technological changes, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements and changes in consumer preferences and expectations. Accordingly, we expect competition in the wireless communications industry to continue to be dynamic and intense as a result of the development of new technologies, services and products.

        We compete for customers based principally upon price, bundled services, the services and enhancements offered, network quality, customer service, network coverage and capacity, the type of wireless handsets offered, and the availability of differentiated features and services. Our ability to compete successfully will depend, in part, on our marketing efforts and our ability to anticipate and respond to various competitive factors affecting the industry.

Seasonality

        Our Consumer segment services and products do not exhibit significant seasonality. Our ability to implement construction projects is hampered during the winter months because of cold temperatures, snow and short daylight hours.

Network Access Segment

        Network Access segment revenues for 2010, 2009 and 2008 are summarized as follows (amounts in thousands):

	Year Ended December 31,
	2010	2009	2008
Total Consumer segment revenues(1)	$107,227	122,072	153,821

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus and note 10 included in "Notes to Consolidated Financial Statements," included with the financial statements provided with this Prospectus for more information regarding the financial performance of our Network Access segment.

Services and Products

        Our Network Access segment offers wholesale voice, data, and wireless services and products to other common carrier customers. We provide network transport, billing services and access to our network to other common carriers. These services allow other common carriers to provide services to their customers that originate or terminate on our network, or on the networks of other communication companies to which we connect.

Voice Services and Products

        Revenues derived from Network Access segment voice services and products in 2010, 2009, and 2008 totaled $29.0 million, $49.8 million, and $79.7 million, respectively, or 4%, 8%, and 14% of our total revenues, respectively.

        We are engaged in the transmission of interstate and intrastate-switched message telephone service. We terminate northbound message telephone service traffic for several large resellers who do not have facilities of their own in Alaska. We also provide origination of southbound calling card, toll-free services, and toll services for interexchange carriers. Services are generally provided pursuant to contracts.

Data Services and Products

        Revenues derived from Network Access segment data services and products in 2010, 2009, and 2008 totaled $61.5 million, $63.9 million, and $71.4 million, respectively, or 9%, 11%, and 12% of our total revenues, respectively.

        Data network services include multi-protocol label switching, frame relay, private line and dedicated Internet service.

Wireless Services and Products

        Revenues derived from Network Access segment wireless services and products in 2010, 2009, and 2008 totaled $16.7 million, $8.4 million, and $2.7 million, respectively, or 3%, 1%, and 0% of our total revenues, respectively. We provide roaming services on our wireless network within Alaska to other GSM and CDMA wireless carriers.

Sales and Marketing

        Our Network Access segment sales and marketing efforts are primarily directed toward increasing the number of other common carriers we serve, the number of billable minutes of long-distance and wireless traffic we carry over our network and the number of voice and data transmission circuits leased. We sell our voice, data and wireless services primarily through direct contact marketing.

Facilities

        Our Network Access segment shares common facilities used for voice, data and wireless services by other segments. You should refer to "Consumer Segment—Facilities" above for additional information.

Major Customer

        We had no major customer in 2010. During the years ended December 31, 2009 and 2008, Verizon was a major customer. Revenues attributed to our major customer during the years ended December 31, 2009 and 2008, totaled $64.5 million and $65.0 million, respectively, or 11% of total revenues for each year.

Competition

        Our Network Access segment competes against AT&T Alascom, ACS, and certain smaller rural local telephone carriers. There is also the possibility that new competitors will enter the Alaska market.

        Other common carrier traffic routed to us for termination in Alaska is largely dependent on traffic routed to our carrier customers by their customers. Pricing pressures, new program offerings, revised business plans, and market consolidation continue to evolve in the markets served by our carrier customers. If, as a result, their traffic is reduced, or if their competitors' costs to terminate or originate traffic in Alaska are reduced, our traffic will also likely be reduced, and we may have to respond to competitive pressures. We are unable to predict the effect of such changes on our business.

        Historically, we have competed in the Network Access segment market by offering rates comparable to or less than our competitors, by providing a comprehensive service model to meet the complete needs of our carrier customers, and by providing responsive customer service.

Seasonality

        Network Access segment long-distance and wireless services revenues derived from our other common carrier customers have historically been highest in the summer months because of temporary population increases attributable to tourism and increased seasonal economic activity such as construction, commercial fishing, and oil and gas activities. Our Network Access segment data services do not exhibit significant seasonality.

Commercial Segment

        We offer a full range of communications services and products to commercial and governmental customers. Commercial segment revenues for 2010, 2009 and 2008 are summarized as follows:

	Year Ended December 31,
	2010	2009	2008
Total Consumer segment revenues(1)	$128,458	110,135	114,660

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 10 included in "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus for more information regarding the financial performance of our Commercial segment.

Services and Products

        Our Commercial segment offers a full range of voice, video, data, wireless and managed services and products to small businesses, local, national and global businesses, governmental entities, and public and private educational institutions.

Voice Services and Products

        Revenues derived from Commercial segment voice services and products in 2010, 2009, and 2008 totaled $31.7 million, $30.8 million, and $29.4 million, respectively, or 5% of our total revenues for each year.

Long-Distance

        We are engaged in the transmission of interstate and intrastate-switched message telephone service between the major communities in Alaska, the remaining 49 states, and foreign countries. Our message toll services include intrastate, interstate and international direct dial, toll-free services, calling card, operator and enhanced conference calling services. Small business subscribers generally may cancel long-distance service at any time. Certain small business and most large business, governmental and educational institution customers generally contract with us for service over one to five year periods.

Local Access

        We offer full featured local access service to our Commercial segment customers using our own fiber and coax facilities and collocated remote facilities that access the ILEC's UNE loops and wholesale facilities. In areas where we do not have our own facilities or access to ILEC loop facilities, we offer service using total service resale of the ILEC's local service or UNE platform.

        Our package offerings are competitively priced and include popular features, including caller ID, voice messaging, three-way calling, call forwarding, and call waiting. Small business subscribers generally may cancel local access service at any time. Certain small business and most large business, governmental and educational institution customers generally contract with us for service over one to five year periods.

Video Services and Products

        Revenues derived from Commercial segment video services and products in 2010, 2009, and 2008 totaled $11.2 million, $9.2 million, and $9.6 million, respectively, or 2% of our total revenues for each year.

        Commercial segment subscribers such as hospitals, hotels and motels are charged negotiated monthly service fees. Our video on demand platform is available to hotels in Anchorage that are connected using our fiber facilities. Programming services offered to our cable television systems subscribers differ by system as described in the Consumer segment Video Services and Products section above. You should refer to "Consumer Segment—Services and Products" above for additional information.

Data Services and Products

        Revenues derived from Commercial segment data services and products in 2010, 2009, and 2008 totaled $76.8 million, $63.4 million, and $70.1 million, respectively, or 12%, 11%, and 12% of our total revenues, respectively.

Internet

        We currently offer several Internet service packages for commercial use. Our business high-speed cable modem Internet service offers access of up to 22 Mbps download and upload speeds, and free 24-hour customer service and technical support. We also provide dedicated access Internet service to commercial and public organizations in Alaska.

Data Networks

        Data network services utilize voice and data transmission circuits, dedicated to particular subscribers, which link a device in one location to another in a different location. Private IP, private lines, metro Ethernet and frame relay offer a secure solution for frequent communication of large amounts of data between sites.

Managed Services

        We design, sell, install, service and operate, on behalf of certain customers, communications and computer networking equipment and provide field/depot, third party, technical support, communications consulting and outsourcing services. We supply integrated voice and data communications systems incorporating private IP, interstate and intrastate digital data networks, point-to-point and multipoint data network and small earth station services.

Wireless Services and Products

        Revenues derived from Commercial segment wireless services and products in 2010, 2009, and 2008 totaled $8.7 million, $6.7 million, and $5.6 million, respectively, or 1% of our total revenues for each year.

        Wireless services and products offered to our Commercial segment customers are the same as those described in the Consumer Wireless Services and Products section above. You should refer to "Consumer Segment—Services and Products" above for additional information.

Bundled Services and Products

        We combine one or more of our individual service or product offerings into bundles that we sell to our Commercial segment customers at attractive prices as described further in the Consumer segment Services and Products section above. You should refer to "Consumer Segment—Services and Products" above for additional information. Additionally, we use master service agreements with larger enterprise customers to capture the overall relationship.

Sales and Marketing

        Our Commercial segment sales and marketing efforts focus on increasing the number of subscribers we serve, selling bundled services, and generating incremental revenues through product and feature up-sell opportunities. We sell our Commercial segment services and products primarily through direct contact marketing.

Facilities

        Our Commercial segment uses many facilities to provide services and products that are common to the Consumer segment. You should refer to "Consumer Segment—Facilities" above for additional information.

        We provide our own facilities-based local access services to many of Anchorage's larger business customers through expansion and deployment of SONET, optical ethernet, and gigabit passive optical network fiber transmission facilities, digital loop carrier facilities, and leased facilities.

        Our dedicated Internet access and Internet protocol/Multi-Protocol Label Switching data services are delivered to an Ethernet port located at the service point. Our management platform constantly monitors this port and continual communications are maintained with all of the core and distribution elements in the network. The availability and quality of service, as well as statistical information on traffic loading, are continuously monitored for quality assurance. The management platform has the capability to remotely access routers, servers and layer two switches, permitting changes in configuration without the need to physically be at the service point. This management platform allows us to offer network monitoring and management services to businesses and governmental entities. Many of the largest commercial networks in Alaska use this service, including the State government.

Competition

        Many of our Commercial segment voice, video, data and wireless services and products are also common to the Consumer segment. You should refer to "Consumer Segment—Competition" above for additional information.

        We expect continued competition in commercial customer telephone access, Internet access, wireless and data markets. Competition is based upon price and pricing plans, the type of services offered, customer service, billing services, performance, and perceived quality, reliability and availability.

        Presently, there are a number of competing companies in Alaska that actively sell and maintain data and voice communications systems. Our ability to integrate communications networks and data communications equipment has allowed us to maintain our market position based on customer support services rather than price competition alone. These services are blended with other transport products into unique customer solutions, including managed services and outsourcing.

Seasonality

        Our Commercial segment voice, video, data and wireless services do not exhibit significant seasonality. Our ability to implement construction projects to expand our outside plant facilities is hampered during the winter months because of cold temperatures, snow and short daylight hours.

Managed Broadband Segment

        Managed Broadband segment revenues for 2010, 2009 and 2008 are summarized as follows:

	Year Ended December 31,
	2010	2009	2008
Total Consumer segment revenues(1)	$49,962	44,875	37,047

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus and note 10 included in "Notes to Consolidated Financial Statements," included with the financial statements provided with this Prospectus for more information regarding the financial performance of our Managed Broadband segment.

Services and Products

        Our Managed Broadband segment offers Internet access, data network and managed services to rural schools and health organizations.

        SchoolAccess® is a suite of services designed to advance the educational opportunities of students in underserved regions of the country. Our SchoolAccess® division provides Internet and distance learning services designed exclusively for the school environment. The Schools and Libraries Program of the USF makes discounts available to eligible rural school districts for telecommunication services and monthly Internet service charges. The program is intended to ensure that rural school districts have access to affordable services.

        Our network, Internet and software application services provided through our Managed Broadband segment's Medical Services division are branded as ConnectMD®. Our ConnectMD® services are currently provided under contract to medical businesses in Alaska, Washington and Montana. The Rural Health Care Program of the USF makes discounts available to eligible rural health care providers for telecommunication services and monthly Internet service charges. The program is intended to ensure that rural health care providers pay no more for telecommunication services in the provision of health care services than their urban counterparts. Customers utilize ConnectMD® services to securely move data, images, voice traffic, and real time multipoint interactive video.

        We offer a managed video conferencing product for use in distance learning, telemedicine and group communication and collaboration environments. The product is designed to offer customers enhanced communication services that support video, audio and data presentation. Our product benefits customers by reducing travel costs, improving course equity in education and increasing the quality of health services available to patients. The product bundles our data products, video conferencing services and optional rental of video conferencing endpoint equipment. Our video conferencing services include multipoint conferencing, integrated services digital network gateway and transcoding services, online scheduling and conference control, and videoconference recording, archiving and streaming. We provide 24-hour technical support via telephone or online.

        Our videoconferencing network is the largest in Alaska, and network coverage includes parts of the states of Washington and Montana. The network supports all H.323 IP videoconferencing standards including the newer H.264 standard, and supports call data rates from 128 Kb per second up to and including multi-megabit high definition calls. In 2010, 2009, and 2008, we terminated over 33,000, 32,000 and 30,000, respectively, videoconferencing endpoint connections amounting to over 2.5 million, 2.0 million and 1.8 million, respectively, videoconferencing minutes on our network.

Sales and Marketing

        Our Managed Broadband segment sales and marketing efforts focus on increasing the number of subscribers we serve, selling bundled services, and generating incremental revenues through product and feature up-sell opportunities. We sell our Managed Broadband segment services and products primarily through direct contact marketing.

Facilities

        Our Managed Broadband segment services and products are delivered using a platform including many of the latest advancements in technology through a locally available circuit, our existing lines, and/or satellite earth stations. Our Internet services are partially provisioned over a satellite based digital video broadcast carrier that reduces the requirement for new satellite transponder bandwidth to support growth in ConnectMD®, SchoolAccess® and other broadband services.

        We employ a packet data satellite transmission technology for the efficient transport of broadband data in support of our ConnectMD® and SchoolAccess® initiatives. Our SchoolAccess® Internet service is delivered as follows:

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  In communities where we have terrestrial interconnects or provide existing service over regional earth stations, we have configured intermediate distribution facilities. Schools that are within these service boundaries are connected locally to one of those facilities;

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  In communities where we have extended communications services via our DAMA earth station program, SchoolAccess® is provided via a satellite circuit to an intermediate distribution facility at the Eagle River earth station; and

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  In communities or remote locations to which we have not extended communications services, SchoolAccess® is provided via a dedicated (usually on premise) very small aperture terminal ("VSAT") satellite station. The VSAT connects to an intermediate distribution facility located in Anchorage.

        Our facilities include DeltaNet, a long-haul broadband microwave network ringing the Yukon-Kuskokwim Delta—a region of approximately 50,000 square miles in western Alaska. DeltaNet links more than 30 villages to Bethel, the region's hub. We utilize DeltaNet to support growth in wireless and broadband services including ConnectMD®and SchoolAccess®.

        You should refer to "Consumer Segment—Facilities" above for additional information.

Competition

        There are several competing companies in Alaska that actively sell broadband services. Our ability to provide end-to-end broadband services solutions has allowed us to maintain our market position based on "value added" services and products rather than solely based on price competition. These services are blended with other transport and software products into unique customer solutions, including SchoolAccess® and ConnectMD® applications such as video conferencing and unique web content services.

Seasonality

        Our Managed Broadband segment does not exhibit seasonality.

Regulated Operations Segment

        We offer voice and data services and products to commercial and residential customers in 60 rural communities primarily in Southwest Alaska. Regulated Operations segment revenues were $22.7 million, $23.8 million, and $14.3 million in 2010, 2009, and from the June 1, 2008 date of acquisition of UUI and United-KUC through December 31, 2008, respectively.

Services and Products

        Our Regulated Operations segment offers wireline communications services to our residential and commercial customers, including local access and Internet services and products.

Sales and Marketing

        Our Regulated Operations segment sales efforts are primarily directed toward increasing the number of subscribers we serve. We sell our Regulated Operations segment services through local media advertising, retail stores, and through our website.

Facilities

        Our Regulated Operations segment services are delivered by switching, outside plant, terrestrial microwave, and satellite facilities. Our outside plant is primarily aerial and buried copper and fiber optic cables.

Competition

        Our Regulated Operations segment has no competition for its local access services.

Seasonality

        Our Regulated Operations segment services do not exhibit significant seasonality.

Sales and Marketing—Company-wide

        Our sales and marketing strategy hinges on our ability to leverage (i) our unique position as an integrated provider of multiple communications, Internet and cable services, (ii) our well-recognized and respected brand names in the Alaskan marketplace and (iii) our leading market positions in the services and products we offer. By continuing to pursue a marketing strategy that takes advantage of these characteristics, we believe we can increase our customer market penetration and retention rates, increase our share of our customers' aggregate voice, video, data and wireless services expenditures and achieve continued growth in revenues and operating cash flow.

Environmental Regulations

        We may undertake activities that, under certain circumstances may affect the environment. Accordingly, they are subject to federal, state, and local regulations designed to preserve or protect the environment. The FCC, the Bureau of Land Management, the United States Forest Service, the United States Fish and Wildlife Service and the National Park Service are required by the National Environmental Policy Act of 1969 to consider the environmental impact before the commencement of facility construction.

        We believe that compliance with such regulations has had no material effect on our consolidated operations. The principal effect of our facilities on the environment would be in the form of construction of facilities and networks at various locations in Alaska and between Alaska, Seattle, Washington, and Warrenton, Oregon. Our facilities have been constructed in accordance with federal, state and local building codes and zoning regulations whenever and wherever applicable. Some facilities may be on lands that may be subject to state and federal wetland regulation.

        Uncertainty as to the applicability of environmental regulations is caused in major part by the federal government's decision to consider a change in the definition of wetlands. Most of our facilities are on leased property, and, with respect to all of these facilities, we are unaware of any violations of lease terms or federal, state or local regulations pertaining to preservation or protection of the environment.

        The engineered routes of our projects to construct terrestrial and undersea fiber optic cable facilities pass over wetlands and other environmentally sensitive areas. We believe our construction methods used for buried cable have a minimal impact on the environment. The agencies, among others, that are involved in permitting and oversight of our cable deployment efforts are the United States Army Corps of Engineers, National Marine Fisheries Service, United States Fish and Wildlife Service, United States Coast Guard, National Oceanic and Atmospheric Administration, Alaska Department of Natural Resources, and the Alaska Office of the Governor-Governmental Coordination. We are unaware of any violations of federal, state or local regulations or permits pertaining to preservation or protection of the environment.

        In the course of operating our cable television and communications systems, we have used various materials defined as hazardous by applicable governmental regulations. These materials have been used for insect repellent, paint used to mark the location of our facilities, and pole treatment, and as heating fuel, transformer oil, cable cleaner, batteries, diesel fuel, and in various other ways in the operation of those systems. We do not believe that these materials, when used in accordance with manufacturer instructions, pose an unreasonable hazard to those who use them or to the environment.

Patents, Trademarks, and Licenses

        We do not hold patents, franchises or concessions for communications services or local access services. We do hold registered service marks for the letters GCI®, and for the terms SchoolAccess®, Alaska United Fiber Optic Cable System®, GCI ConnectMD®, ConnectMD®, GCI Hypernet®, My GCI®, MyGCI®, Keep Talking Alaska®, Digiminutes®, Unicom®, Cell-ID®, and United-KUC®. The Communications Act of 1934, as amended, gives the FCC the authority to license and regulate the use of the electromagnetic spectrum for radio communications. We hold licenses through our subsidiary GCI Communication Corp. for our satellite and microwave transmission facilities for provision of long-distance services provided by our Consumer, Commercial and Network Access segments.

        We hold the following licenses, among others:

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  Two licenses for use of a 30 MHz block of spectrum, which together authorize provision of PCS services in Alaska. Both licenses have an expiration date of June 23, 2015. Licenses may be revoked and license renewal applications may be denied for cause. We expect the PCS licenses will be renewed in due course when, at the end of the license period, a renewal application will be filed,

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  A LMDS license which we acquired in 1998 for use of a 150 MHz block of spectrum in the 28 GHz Ka-band for providing wireless services. The LMDS license was renewed in 2008 for an additional 10-year term, following the grant of an extension until June 1, 2012 of the requirement to provide "substantial service" in the service region,

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  A 25 MHz cellular A license for sites located in the Bethel AK-2 B2 portion of RSA 316, serving the Aleutians West Census Area, and

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  Several 25 MHz cellular B licenses are held by our subsidiary Unicom for sites located in the Wade Hampton AK-1 portion of CMA 315 and the Bethel AK-2 portion of CMA 316, throughout the Yukon-Kuskokwim Delta.

        Earth stations are licensed generally for fifteen years. The FCC also issues a single blanket license for a large number of technically identical earth stations (e.g., VSATs). Our operations may require additional licenses in the future.

        We are certified through the RCA to provide cable service by Certificates of Public Convenience and Necessity ("CPCN"). These CPCNs are nonexclusive certificates issued for each community. Although CPCNs have no stated expiration date they may be revoked due to cause.

Regulation

        Our businesses are subject to substantial government regulation and oversight. The following summary of regulatory issues does not purport to describe all existing and proposed federal, state, and local laws and regulations, or judicial and regulatory proceedings that affect our businesses. Existing laws and regulations are reviewed frequently by legislative bodies, regulatory agencies, and the courts and are subject to change. Any change in the Act that loosened regulatory oversight of ILECs' control of bottleneck facilities could have an adverse impact on our businesses. We cannot predict at this time the outcome of any present or future consideration of proposed changes to governing laws and regulations.

Wireline Voice Services and Products

        General.    As an Interexchange carrier, we are subject to regulation by the FCC and the RCA as a non-dominant provider of interstate, international, and intrastate long-distance services. As a state-certificated competitive local exchange carrier, we are subject to regulation by the RCA and the FCC as a non-dominant provider of local communications services. Military franchise requirements also affect our ability to provide communications services to military bases.

        Rural Exemption and Interconnection.    A Rural Telephone Company is exempt from compliance with certain material interconnection requirements under Section 251(c) of the 1996 Telecom Act, including the obligation to negotiate Section 251(b) and (c) interconnection requirements in good faith, unless and until a state regulatory commission lifts such "rural exemption" or otherwise finds it not to apply. All ILECs in Alaska are Rural Telephone Companies except ACS in its Anchorage study area. We have had to participate in numerous proceedings regarding the rural exemptions of various ILECs, including ACS for its Fairbanks and Juneau operating companies, MTA and Ketchikan, in order to achieve the necessary Interconnection Agreements with the remaining ILECs. In other cases the Interconnection Agreements were reached by negotiation without regard to the implications of the ILEC's rural exemption.

        We have completed negotiation and/or arbitration of the necessary interconnection provisions and the RCA has approved current wireline Interconnection Agreements between GCI and all of the major ILECs. We have entered all of the major Alaskan markets with local access services.

        See "Description of Our Business by Reportable Segment—Consumer—Competition—Voice Services and Products Competition" for more information.

        Access Charges and Other Regulated Fees.    The FCC regulates the fees that local telephone companies charge long-distance companies for access to their local networks. On February 8, 2011, the FCC issued its most recent proposal to restructure and possibly reduce interstate access charges. Changes to the interstate access charge regime or introduction of new technologies not subject to access charges could fundamentally change the economics of some aspects of our business. In addition, the RCA adopted intrastate access reform, which has not yet been promulgated as final rules. We believe the proposed reduction of intrastate access rates will result in a cost savings to us and does not present a substantial risk.

        Carriers also pay fees for switched wholesale transport services in and out of Alaska. The rates for such services offered by and to any provider were governed by a federal law that was effective through December 31, 2009. The expiration of the applicable federal law is likely to result in a decrease in the rates for services, which would result in a reduction of revenues.

        Access to Unbundled Network Elements.    The ability to obtain UNEs is an important element of our local access services business. We cannot predict the extent to which existing FCC rules governing access to and pricing for UNEs will be sustained in the face of additional legal action and the impact of any further rules that are yet to be determined by the FCC. Moreover, the future regulatory classification of services that are transmitted over facilities may impact the extent to which we will be permitted access to such facilities. Changes to the applicable regulations could result in a change in our cost of serving new and existing markets.

        Recurring and non-recurring charges for UNE-loops and other UNEs may increase based on the rates adopted in RCA proceedings to establish new Interconnection Agreements or renew existing agreements. These increases could have an adverse effect on our financial position, results of operations or liquidity.

        Universal Service.    The USF pays ETC to support the provision of facilities-based wireline telephone service in high-cost areas. Under FCC regulations and RCA orders, we are an authorized ETC for purposes of providing wireline local exchange service in Anchorage, Juneau, Fairbanks, and the MTA study area (which includes the Matanuska-Susitna Valley) and other small areas throughout Alaska. Without ETC status, we would not qualify for USF support in these areas or other rural areas where we propose to offer facilities-based wireline telephone services, and our net cost of providing local telephone services in these areas would be materially adversely affected.

        On May 1, 2008, the FCC issued an order adopting the recommendation of the Federal State Joint Board on Universal Service to impose a state-by-state interim cap on high cost funds to be distributed to competitive ETCs. As part of the revised policy, the FCC adopted a limited exception from the cap for competitive ETCs serving tribal lands or Alaska Native regions. While the operation of the cap has generally reduced the high cost fund amounts available to competitive ETCs as new competitive ETCs are designated and as existing competitive ETCs acquire new customers, providers like us who serve tribal lands or Alaska Native regions were provided some relief. On March 5, 2009, the FCC issued an additional order waiving a previously adopted limitation to the exception, the result of which was to provide uncapped support for all lines served by competitive ETCs for tribal lands or Alaska Native regions during the time the interim cap is in effect. The uncapped support for tribal lands or Alaska Native regions and the cap for all other regions will be in place until the FCC takes action on proposals for long term reform.

        On March 16, 2010, the FCC staff released the National Broadband Plan, including among its topics a proposal to transition existing USF high cost support from voice to broadband networks over a ten year period. On April 21, 2010, the FCC initiated a proceeding to consider interim and long-term USF reforms, including a five year phase-out of support to competitive ETCs. On February 8, 2011, the FCC issued a Notice of Proposed Rulemaking to consider adopting reforms to its high cost support program, including, among other things, the proposed competitive ETC phase-out and ways to fund and distribute support for broadband services. We cannot predict at this time the outcome of this proceeding or its effect on high cost support available to us, but our revenue for providing local services in these areas would be materially adversely affected by the reduction of USF support.

        Local Regulation.    We may be required to obtain local permits for street opening and construction permits to install and expand our networks. Local zoning authorities often regulate our use of towers for microwave and other communications sites. We also are subject to general regulations concerning building codes and local licensing. The 1996 Telecom Act requires that fees charged to communications carriers be applied in a competitively neutral manner, but there can be no assurance that ILECs and others with whom we will be competing will bear costs similar to those we will bear in this regard.

Video Services and Products

        General.    Because cable communications systems use local streets and rights-of-way, they generally are operated pursuant to franchises (which can take the form of certificates, permits or licenses) granted by a municipality or other state or local government entity. The RCA is the franchising authority for all of Alaska. We believe that we have generally met the terms of our franchises, which do not require periodic renewal, and have provided quality levels of service. Military franchise requirements also affect our ability to provide video services to military bases.

        The RCA is also certified under federal law to regulate rates for the Basic Service tier on our cable systems. Under state law, however, cable television service is exempt from regulation unless subscribers petition the RCA. At present, regulation of basic cable rates takes place only in Juneau. The RCA does not regulate rates for cable modem service.

        Must Carry/Retransmission Consent.    The 1992 Cable Act contains broadcast signal carriage requirements that allow local commercial television broadcast stations to elect once every three years to require a cable system to carry the station, subject to certain exceptions, or to negotiate for "retransmission consent" to carry the station.

        The FCC has adopted rules to require cable operators to carry the digital programming streams of broadcast television stations. The FCC requirement that cable operators carry both the analog and digital programming streams of broadcast television stations while broadcasters are transitioning from analog to digital transmission does not apply to all-digital systems like ours. Further, the FCC has declined to require any cable operator to carry multiple digital programming streams from a single broadcast television station, but should the FCC change this policy, we would be required to devote additional cable capacity to carrying broadcast television programming streams, a step that could require the removal of other programming services.

        Cable System Delivery of Internet Service.    The FCC has defined high-speed Internet over cable as an "information service" not subject to local cable-franchise fees, as cable service may be, or any explicit requirements for "open access." The Supreme Court affirmed the FCC's position in a decision issued in 2005.

        Although there is at present no significant federal regulation of cable system delivery of Internet services, this situation may change as cable systems expand their broadband delivery of Internet services. Proposals have been advanced at the FCC and Congress to require cable operators to provide access to unaffiliated Internet service providers and online service providers and to govern the terms under which content providers and applications are delivered by all broadband network operators. If such requirements were imposed on cable operators, it could burden the capacity of cable systems and frustrate our plans for providing expanded Internet access services. These access obligations could adversely affect our financial position, results of operations or liquidity.

        Segregated Security for Set-top Devices.    The FCC mandated, effective July 1, 2007, that all new set-top video navigation devices must segregate the security function from the navigation function. The new devices are more expensive than existing equipment, and compliance would increase our cost of providing cable services. Subject to a waiver granted by the FCC on May 4, 2007, we may continue providing low-cost integrated set-top boxes to consumers to facilitate our all-digital cable networks.

        AllVid Proceeding.    On April 21, 2010, the FCC adopted a Notice of Inquiry to consider ways to develop a standardized interface for accessing video content, as an alternative to set-top boxes. Adoption of new rules or standards in this area could affect the manner in which we deliver video products to our customers. We do not know if the FCC will propose rules for further consideration.

        Pole Attachments.    The Communications Act requires the FCC to regulate the rates, terms and conditions imposed by public utilities for cable systems' use of utility pole and conduit space unless state authorities can demonstrate that they adequately regulate pole attachment rates. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. This formula governs the maximum rate certain utilities may charge for attachments to their poles and conduit by companies providing communications services, including cable operators. The RCA, however, does not use the federal formula and instead has adopted its own formula that has been in place since 1987. This formula could be subject to further revisions upon petition to the RCA and the FCC has an open rulemaking proceeding to consider application of the federal formula. We cannot predict at this time the outcome of any such proceedings.

        Copyright.    Cable television systems are subject to federal copyright licensing covering carriage of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their revenues to a federal copyright royalty pool that varies depending on the size of the system, the number of distant broadcast television signals carried, and the location of the cable system, cable operators can obtain blanket permission to retransmit copyrighted material included in broadcast signals. The possible modification or elimination of this compulsory copyright license is the subject of continuing legislative review. We cannot predict the outcome of this legislative review, which could adversely affect our ability to obtain desired broadcast programming. Copyright clearances for non-broadcast programming services are arranged through private negotiations.

Internet-based Services and Products

        General.    There is no one entity or organization that governs the Internet. Each facilities-based network provider that is interconnected with the global Internet controls operational aspects of their own network. Certain functions, such as IP addressing, domain name routing, and the definition of the TCP/IP protocol, are coordinated by an array of quasi-governmental, intergovernmental, and non-governmental bodies. The legal authority of these bodies is not precisely defined.

        Although the FCC does not regulate the prices charged by Internet service providers or Internet backbone providers, the vast majority of users connect to the Internet over facilities of existing communications carriers. Those communications carriers are subject to varying levels of regulation at both the federal and the state level. Thus, non-Internet-specific regulatory decisions exercise a significant influence over the economics of the Internet market.

        Many aspects of the coordination and regulation of Internet activities and the underlying networks over which those activities are conducted are evolving. Internet-specific and non-Internet-specific changes in the regulatory environment, including changes that affect communications costs or increase competition from ILECs or other communications services providers, could adversely affect the prices at which we sell Internet-based services.

        Recently adopted net neutrality regulations have not yet gone into effect and are subject to court appeals. We are currently assessing the steps required to satisfy the regulations as adopted by the FCC. Further legislative proposals under the banner of "net neutrality", if adopted, could interfere with our ability to reasonably manage and invest in our broadband network, and could adversely affect the manner and price of providing service.

Wireless Services and Products

        General.    The FCC regulates the licensing, construction, interconnection, operation, acquisition, and transfer of wireless network systems in the United States pursuant to the Communications Act. As a licensee of PCS, LMDS, and other wireless services, we are subject to regulation by the FCC, and must comply with certain build-out and other license conditions, as well as with the FCC's specific regulations governing the PCS and LMDS services (described above). The FCC does not currently regulate rates for services offered by commercial mobile radio service providers.

        Commercial mobile radio service wireless systems are subject to Federal Aviation Administration and FCC regulations governing the location, lighting and construction of antenna structures on which our antennas and associated equipment are located and are also subject to regulation under federal environmental laws and the FCC's environmental regulations, including limits on radio frequency radiation from wireless handsets and antennas on towers.

        Interconnection.    We have completed negotiation and the RCA has approved current direct wireless Interconnection Agreements between GCI and all of the major Alaska ILECs. These are in addition to indirect interconnection arrangements utilized elsewhere.

        Universal Service.    The USF pays ETCs to support the provision of facilities-based wireless telephone service in high-cost areas. A wireless carrier may seek ETC status so that it can receive support from the USF. Several wireless carriers, including us, have successfully applied to the RCA for ETC status in Alaska. Under FCC regulations and RCA orders, we are an authorized ETC for purposes of providing wireless telephone service in Anchorage, Juneau, Fairbanks, and the MTA study area (which includes the Matanuska-Susitna Valley) and other small areas throughout Alaska. Without ETC status, we would not qualify for USF support in these areas or other rural areas where we propose to offer facilities-based wireless telephone services, and our net cost of providing wireless telephone services in these areas would be materially adversely affected.

        See "Description of Our Business by Reportable Segment—Regulation—Wireline Voice Services and Products—Universal Service" for more information.

        Emergency 911.    The FCC has imposed rules requiring carriers to provide emergency 911 services, including enhanced 911 services that provide to local public safety dispatch agencies the caller's communications number and approximate location. Providers are required to transmit the geographic coordinates of the customer's location, either by means of network-based or handset-based technologies, within accuracy parameters recently revised by the FCC, to be implemented over a phase-in period. We are assessing the application of such parameters in Alaska's relatively low population and rural service areas. Providers may not demand cost recovery as a condition of doing so, although they are permitted to negotiate cost recovery if it is not mandated by the state or local governments.

        State and Local Regulation.    While the Communications Act generally preempts state and local governments from regulating the entry of, or the rates charged by, wireless carriers, it also permits a state to petition the FCC to allow it to impose commercial mobile radio service rate regulation when market conditions fail to adequately protect customers and such service is a replacement for a substantial portion of the telephone wireline exchange service within a state. No state currently has such a petition on file, and all prior efforts have been rejected. In addition, the Communications Act does not expressly preempt the states from regulating the "terms and conditions" of wireless service.

        Several states have invoked this "terms and conditions" authority to impose or propose various consumer protection regulations on the wireless industry. State attorneys general have also become more active in enforcing state consumer protection laws against sales practices and services of wireless carriers. States also may impose their own universal service support requirements on wireless and other communications carriers, similar to the contribution requirements that have been established by the FCC.

        States have become more active in attempting to impose new taxes and fees on wireless carriers, such as gross receipts taxes. Where successful, these taxes and fees are generally passed through to our customers and result in higher costs to our customers.

        At the local level, wireless facilities typically are subject to zoning and land use regulation. Neither local nor state governments may categorically prohibit the construction of wireless facilities in any community or take actions, such as indefinite moratoria, which have the effect of prohibiting construction. Nonetheless, securing state and local government approvals for new tower sites has been and is likely to continue to be difficult, lengthy and costly.

Financial Information about our Foreign and Domestic Operations and Export Sales

        Although we have several agreements to help originate and terminate international toll traffic, we do not have foreign operations or export sales. We conduct our operations throughout the western contiguous United States and Alaska and believe that any subdivision of our operations into distinct geographic areas would not be meaningful.

Customer-Sponsored Research

        We have not expended material amounts during the last three fiscal years on customer-sponsored research activities.

Geographic Concentration and the Alaska Economy

        We offer voice, data and wireless telecommunication services and video services to customers primarily throughout Alaska. Because of this geographic concentration, growth of our business and operations depends upon economic conditions in Alaska. The economy of Alaska is dependent upon the natural resource industries, and in particular oil production, as well as investment earnings, tourism, government, and United States military spending. Any deterioration in these markets could have an adverse impact on us. A significant part of the Alaska economy is the state government. All of the federal funding and the majority of investment revenues are dedicated for specific purposes, leaving oil revenues as the primary source of general operating revenues for the State of Alaska. The State of Alaska reported in fiscal 2010 that oil revenues supplied 89% of the State's unrestricted revenues. In fiscal 2011 state economists forecast that Alaska's oil revenues will supply 87% of the State's projected unrestricted revenues.

        The volume of oil transported by the TransAlaska Oil Pipeline System over the past 20 years has been as high as 2.011 million barrels per day in fiscal 1988. Production has been declining over the last several years with an average of 0.644 million barrels produced per day in fiscal 2010. The State forecasts the production rate to decline from 0.616 million barrels produced per day in fiscal 2011 to 0.52 million barrels produced per day in fiscal 2020.

        Market prices for North Slope oil averaged $74.90 in fiscal 2010 and are forecasted to average $77.96 in fiscal 2011. The closing price per barrel was $111.98 on March 1, 2011. To the extent that actual oil prices vary materially from the State's projected prices, the State's projected revenues and deficits will change. The production policy of the Organization of Petroleum Exporting Countries and its ability to continue to act in concert represents a key uncertainty in the State's revenue forecast.

        Should new oil discoveries or developments not materialize or the price of oil become depressed, the long term trend of continued decline in oil production from the Prudhoe Bay area is inevitable with a corresponding adverse impact on the economy of the State, in general, and on demand for telecommunications and cable television services, and, therefore, on us, in particular. Periodically there are renewed efforts to allow exploration and development in the Arctic National Wildlife Refuge ("ANWR"). The United States Energy Information Agency has estimated that it could take nine years to begin oil field drilling after approval of ANWR exploration.

        No assurance can be given that the driving forces in the Alaska economy, and in particular, oil production, will continue at appropriate levels to provide an environment for expanded economic activity. The governor of the State of Alaska and the Alaska legislature continue to evaluate the state's oil tax structure which may also affect the oil production industry in Alaska.

        No assurance can be given that oil companies doing business in Alaska will be successful in discovering new fields or further developing existing fields which are economic to develop and produce oil with access to the pipeline or other means of transport to market. We are not able to predict the effect of changes in the price and production volumes of North Slope oil on Alaska's economy or on us.

        Deployment of a natural gas pipeline from the State of Alaska's North Slope to the lower 48 states has been proposed to supplement natural gas supplies. There are two competing companies that are studying the economic viability of a natural gas pipeline, which depends upon the price of and demand for natural gas. Both of the companies completed an initial open season for shipping bids during 2010. These open seasons were approved by government regulators and submissions are currently under evaluation by involved parties.

        The State of Alaska maintains the Constitutional Budget Reserve Fund ("CBRF") that is intended to fund budgetary shortfalls. If the State's current projections are realized and no surpluses are deposited into the CBRF it is projected that the fund would not be depleted before 2020. The date the CBRF is depleted is highly influenced by the price of oil. If the fund is depleted, aggressive state action will be necessary to increase revenues and reduce spending in order to balance the budget. The governor of the State of Alaska and the Alaska legislature continue to evaluate cost cutting and revenue enhancing measures.

        We have, since our entry into the telecommunication marketplace, aggressively marketed our services to seek a larger share of the available market. The customer base in Alaska is limited, however, with a population of approximately 710,000 people. The State of Alaska's population is distributed as follows:

  42% are located in the Municipality of Anchorage,

  14% are located in the Fairbanks North Star Borough,

  12% are located in the Matanuska-Susitna Borough,

  8% are located in the Kenai Peninsula Borough,

  4% are located in the City and Borough of Juneau, and

  The remaining 20% are located in other communities across the State of Alaska.

Employees

        We employed 1,654 persons as of March 31, 2011, and we are not subject to any collective bargaining agreements with our employees. We believe our future success will depend upon our continued ability to attract and retain highly skilled and qualified employees. We believe that relations with our employees are satisfactory.

Other

        No material portion of our business is subject to renegotiation of profits or termination of contracts at the election of the federal government.

Properties

        Our properties do not lend themselves to description by location of principal units. The majority of our properties are located in Alaska. It is not practicable to allocate our properties to our reportable segments since many of our properties are employed by more than one segment to provide common services and products. Additionally our properties are managed at the consolidated company level rather than at the segment level.

        We lease our executive, corporate and administrative facilities and business offices. Our operating, executive, corporate and administrative properties are in good condition. We consider our properties suitable and adequate for our present needs and they are being fully utilized.

        Our properties consist primarily of undersea and terrestrial fiber optic cable networks, switching equipment, satellite transponders and earth stations, microwave radio, cable and wire facilities, cable head-end equipment, wireless towers and equipment, coaxial distribution networks, connecting lines (aerial, underground and buried cable), routers, servers, transportation equipment, computer equipment, general office equipment, land, land improvements, landing stations and other buildings. Substantially all of our properties are located on or in leased real property or facilities. Substantially all of our properties secure our Senior Credit Facility. See note 6 included in "Notes to Consolidated Financial Statements" elsewhere in this Prospectus for more information.

Legal Proceedings

        Except as set forth in this item, neither the Company, its property nor any of its subsidiaries or their property is a party to or subject to any material pending legal proceedings. We are parties to various claims and pending litigation as part of the normal course of business. We are also involved in several administrative proceedings and filings with the FCC and state regulatory authorities. In the opinion of management, the nature and disposition of these matters are considered routine and arising in the ordinary course of business. In addition we are involved in the following matters:

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  In September 2008, the FCC's Office of Inspector General initiated an investigation regarding Alaska DigiTel LLC's ("Alaska DigiTel") compliance with program rules and requirements under the Lifeline Program. The request covered the period beginning January 1, 2004 through August 31, 2008 and related to amounts received for Lifeline service. Alaska DigiTel was an Alaska based wireless communications company of which we acquired an 81.9% equity interest on January 2, 2007 and the remaining 18.1% equity interest on August 18, 2008 and was subsequently merged with one of our wholly owned subsidiaries in April 2009. Prior to August 18, 2008, our control over the operations of Alaska DigiTel was limited as required by the FCC upon its approval of our initial acquisition completed in January 2007. We responded to this request on behalf of Alaska DigiTel and the GCI companies as affiliates. On January 18, 2011, we reached an agreement with the FCC and the Department of Justice to settle the matter, which required us to contribute $1.6 million to the United States Treasury and grants us a broad release of claims including those under the False Claims Act. The $1.6 million contribution, of which $154,000, $661,000 and $741,000 was recognized in selling, general and administrative expense in the Statement of Operations in the years ending December 31, 2010, 2009 and 2008, respectively, was paid in January 2011; and

  •
  In August 2010, a GCI-owned aircraft was involved in an accident resulting in five fatalities and injuries to the remaining four passengers on board. We had aircraft and liability insurance coverage in effect at the time of the accident. We cannot predict the likelihood or nature of any potential claims related to the accident.

MANAGEMENT

Directors and Executive Officers

        As of March 31, 2011, the board of Parent consisted of eight director positions, divided into three classes of directors serving staggered three-year terms. As of March 31, 2011, the board of GCI, Inc. consisted of three director positions, the terms of which are not staggered.

        A director on the board of Parent or GCI, Inc. is elected at an annual meeting of shareholders and serves until the earlier of his or her resignation or removal, or his or her successor is elected and qualified. The executive officers of Parent and GCI, Inc. generally are appointed at their respective board's first meeting after each annual meeting of shareholders and serve at the discretion of their respective board.

        The following table sets forth certain information about the directors and executive officers of GCI, Inc. and Parent as of March 31, 2011. Ages are as of December 31, 2010.

Name	Age	Position
Stephen M. Brett(1)	70	Chairman, Director of Parent
Ronald A. Duncan(1)	58	President, Chief Executive Officer and Director Parent and Director of GCI, Inc.
John M. Lowber	61	Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Parent; Chief Financial Officer, Senior Vice President, Secretary, Treasurer and Director of GCI, Inc.
G. Wilson Hughes	65	Executive Vice President and General Manager of Parent and Director and President of GCI, Inc.
William C. Behnke	53	Senior Vice President—Strategic Initiatives of Parent
Gina R. Borland	48	Vice President—Cost & Capital Management of Parent
Martin E. Cary	46	Vice President—General Manager, Managed Broadband Services of Parent
Gregory F. Chapados	53	Senior Vice President of Parent
Richard P. Dowling	67	Senior Vice President—Corporate Development of Parent
Paul E. Landes	52	Senior Vice President and General Manager, Consumer Services of Parent
Terry J. Nidiffer	58	Vice President—IT & Product Management of Parent
Gregory W. Pearce	47	Vice President and General Manager, Business Services of Parent
Tina M. Pidgeon	42	Senior Vice President—Governmental Affairs & Senior Counsel of Parent
Jerry A. Edgerton(1)	68	Director of Parent
Scott M. Fisher(1)	44	Director of Parent
William P. Glasgow(1)	52	Director of Parent
Mark W. Kroloff(1)	53	Director of Parent
Stephen R. Mooney(1)	51	Director of Parent
James M. Schneider(1)	58	Director of Parent

(1)
The present classification of the board of Parent is as follows: (1) Class I—Messrs. Edgerton and Kroloff, whose present terms expire at the time of Parent's 2011 annual meeting; (2) Class II—Messrs. Brett, Duncan and Mooney whose present terms expire at the time of Parent's 2012 annual meeting; and (3) Class III—Messrs. Fisher, Glasgow, and Schneider, whose present terms expire at the time of Parent's 2013 annual meeting.

        The board, when considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable the board to satisfy its oversight responsibilities effectively in light of the Parent's business and structure, focused primarily on each person's background and experience. We believe that the Parent's directors have backgrounds that, when combined, provide us with a board equipped to direct us through an ever challenging course in the segments of the telecommunication business in which we are involved. Attributes of members of our board include experience in entrepreneurial, cable service, telecommunication, technological and financial aspects of companies similar to, as well as much larger than, us.

        In particular, our board considered important the following regarding its members. With regard to Mr. Brett, our board considered his telecommunications and cable experience, as well as his over 40 year experience as a corporate lawyer. With regards to Messrs. Fisher and Glasgow, our board considered the broad backgrounds of these individuals in finance and their operational experience with cable companies. With regards to Messrs. Edgerton and Mooney, our board considered the extensive experience and expertise of these individuals in business development in the telecommunications industry. Our board also considered the broad perspective brought by Mr. Kroloff's experience in operating diverse businesses throughout Alaska as well as his experience as a lawyer. With regard to Mr. Schneider, our board considered his significant financial and accounting experience including his time spent as Chief Financial Officer of a large public company.

        Our board also considered the many years of experience with the Parent represented by Mr. Duncan, our President and Chief Executive Officer. He has been with the Parent since he co-founded it.

        Many of our directors, including Messrs. Edgerton, Glasgow, Kroloff, Mooney and Schneider, were initially proposed for nomination by (or, in the case of Mr. Kroloff, through a request from Mr. Duncan to) holders of significant amounts of Parent shares. Our board has retained each of these directors, even after the shareholders have exited Parent or no longer have retained a right to nominate a director, due to the valued expertise our board feels they provide as members.

        Stephen M. Brett.    Mr. Brett has served as Chairman of Parent since June 2005 and as a director on the Parent board since January 2001. He has been of counsel to Sherman and Howard L.L.C., a law firm, since January 2001. He served as Senior Executive Vice President for AT&T Broadband from March 1999 to April 2000. His present term as a director of Parent expires in 2012.

        Ronald A. Duncan.    Mr. Duncan is a co-founder of Parent and has served as a director of Parent since 1979 and a director of GCI, Inc. since May 1997. Mr. Duncan has served as President and Chief Executive Officer of Parent since January 1989. His present term as director on the board expires in 2012.

        John M. Lowber.    Mr. Lowber has served as Chief Financial Officer of Parent since January 1987, as its Secretary and Treasurer since July 1988 and as its Senior Vice President since December 1989. Mr. Lowber has served as Chief Financial Officer, Senior Vice President, Secretary, Treasurer and as a director of GCI, Inc. since May 1997.

        G. Wilson Hughes.    Mr. Hughes has served as Executive Vice President and General Manager of Parent since June 1991. Mr. Hughes has served as a director of GCI, Inc. since May 1997 and its President since June 2005.

        William C. Behnke.    Mr. Behnke has served as Senior Vice President—Strategic Initiatives for Parent since January 2001. Prior to that, he had served as its Senior Vice President—Marketing and Sales from January 1994.

        Gina R. Borland.    Ms. Borland has served as Vice President—Cost & Capital Management of Parent since September 2005. Prior to that, she had served as its Vice President—General Manager, Local Services beginning in January 2001. Prior to that, she was a member of Parent's Corporate Development Department serving in various capacities generally involving business development from September 1996 through December 2000.

        Martin E. Cary.    Mr. Cary has served as Vice President—General Manager, Managed Broadband Services of Parent since September 2004. Prior to that, Mr. Cary was its Vice President—Broadband Services from June 1999 to September 2004.

        Gregory F. Chapados.    Mr. Chapados has served as Senior Vice President of Parent since June 2006. Prior to that Mr. Chapados was the Managing Director of Integrated Strategies Initiatives LLC from August 2004 to May 2006. Integrated Strategies was at the time a boutique investment bank serving middle-market companies in defense and other areas of federal contracting. Prior to that Mr. Chapados was the Managing Director of the investment bank, Hoak Breedlove Wesneski & Co. from February 1995 to July 2004.

        Richard P. Dowling.    Mr. Dowling has served as Senior Vice President—Corporate Development of Parent since December 1990.

        Paul E. Landes.    Mr. Landes has served as Senior Vice President and General Manager, Consumer Services of Parent since December 2010. Prior to that, he served as its Vice President and General Manager, Consumer Services from September 2005 to December 2010. Prior to that, he was its Vice President—Marketing and Sales, Chief Marketing Officer beginning in 2002. Prior to that, he was its Vice President—Marketing from 1999 to 2002.

        Terry J. Nidiffer.    Mr. Nidiffer has served as Vice President—IT & Product Management of Parent since September 2005. Prior to that, he served as its Vice President—General Manager, Internet Services beginning in February 2000.

        Gregory W. Pearce.    Mr. Pearce has served as Vice President and General Manager, Business Services of Parent since September 2005. Prior to that, he was the Vice President/Director of Long Distance Products of Parent beginning in January 1998. Prior to that, Mr. Pearce served us in various engineering management functions beginning with his joining Parent in November 1990.

        Tina M. Pidgeon.    Ms. Pidgeon has served as Senior Vice President—Governmental Affairs & Senior Counsel of Parent since September 2010. Prior to that, she served as its Vice President, Federal Regulatory Affairs from January 2003 to September 2010.

        Jerry A. Edgerton.    Mr. Edgerton has served as a director of Parent since June 2004. From November 2007 to May 2009, he was Chief Executive Officer for Command Information, Inc., a Next Generation Internet Service Company. From April 2007 to October 2007, Mr. Edgerton served as an advisor on matters affecting the telecommunications industry as well as the U.S. government. Prior to that from January 2006 to April 2007, he served as Group President of Verizon Federal. Prior to that, he had since November 1996 served as Senior Vice President—Government Markets for MCI Communications Corporation, an affiliate of MCI, which was later acquired by Verizon. His present term as a director expires in 2011.

        Scott M. Fisher.    Mr. Fisher was appointed to the board of Parent in December 2005. He has, since 1998, been a partner of Fisher Capital Partners, Ltd., a private equity and real estate investment company located in Denver, Colorado. Prior to that from June 1990 to April 1998, he was Vice President at The Bank of New York and BNY Capital Resources Corporation, an affiliate of The Bank of New York, where he worked in the corporate lending and commercial leasing departments. His present term as director expires in 2013.

        William P. Glasgow.    Mr. Glasgow has served as a director of Parent since 1996. From 2005 to the present, Mr. Glasgow has been Chief Executive Officer of AmericanWay Education. From 1999 to December 2004, he was President/CEO of Security Broadband Corp. From 2000 to the present Mr. Glasgow has been President of Diamond Ventures, L.L.C., a Texas limited liability company and sole general partner of Prime II Management, L.P. and Prime II Investments, L.P., both of which are Delaware limited partnerships. Since 1996, he has been President of Prime II Management, Inc., a Delaware corporation, which was formerly the sole general partner of Prime II Management, L.P. His present term as a director expires in 2013.

        Mark W. Kroloff.    Mr. Kroloff has served as a director of Parent since his appointment to the expanded eight-member board in February 2009. Since January 2010, he has been a principal at First Alaskan Capital Partners, LLC, an investment firm. From May 2005 to December 2009, he served as Senior Executive Vice President and Chief Operating Officer of the Arctic Slope Regional Corporation, one of several corporations formed under Alaska corporate law and pursuant to the federal Alaska Native Claims Settlement Act of 1971, as amended. From 2001 to April 2005, Mr. Kroloff served as Chief Operating Officer of Cook Inlet Region, Inc., also one of those corporations formed pursuant to that federal act. Prior to that, from 1989 to 2001 he served as Vice President and General Counsel of Cook Inlet Region, Inc. His present term as a director expires in 2011.

        Stephen R. Mooney.    Mr. Mooney has served as a director of Parent since January 1999. He has been a Managing Director with the McClean Group, LLC, a national financial advisory services firm based in Washington, D.C. since April 2010. From February 2008 to November 2009, Mr. Mooney was Vice President, Business Development for Affiliated Computer Services, Inc., a global information technology and business process outsourcing company. From October 2007 to January 2008, he served as a consultant with Allied Capital Corp., a business development company specializing in private finance and development. From January 2006 to September 2007, he served as Executive Director, Business Development of VerizonBusiness, a unit of Verizon. Prior to that, he had served as Vice President, Corporate Development and Treasury Services at MCI beginning in 2002. From 1999 to 2002, he was Vice President of WorldCom Ventures Fund, Inc. His present term as a director expires in 2012.

        James M. Schneider.    Mr. Schneider has served as a director of Parent since July 1994. He has been Chairman of Frontier Bancshares,  Inc. since February 2007. Prior to that, Mr. Schneider had been Senior Vice President and Chief Financial Officer for Dell, Inc. from March 2000 to February 2007. Prior to that, he was Senior Vice President—Finance for Dell Computer Corporation from September 1998 to March 2000. He served on the board of directors of GAP, Inc. from September 2003 to October 2010. Mr. Schneider also served on the board of Lockheed Martin Corporation from December 2005 to August 2010. His present term as a director expires in 2013.

Director Independence

        We define an independent director (an "Independent Director") as an individual, other than one of Parent's executive officers or employees, and other than any other individual having a relationship which in the opinion of Parent's board would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        Mr. Brett, Parent's Chairman of the Board, while in that capacity an officer under Parent's Bylaws and responsible for the conduct of Parent's board meetings and shareholder meetings when present, is considered by Parent's board to have no greater influence on Parent's affairs or authority to act on behalf of Parent than any of the non-executive directors on Parent's board.

        Parent's board believes each of its members satisfies that definition of an Independent Director, with the exception of Mr. Duncan who is an officer and employee of Parent. That is, in the case of all other board members, Parent's board believes each of them is an individual having a relationship which does not interfere with the exercise of independent judgment in carrying out the member's director responsibilities to Parent.

Litigation and Regulatory Matters

        We were, as of March 31, 2011, involved in several administrative and civil action matters primarily related to our telecommunications markets in Alaska and the remaining 49 states and other regulatory matters. These actions are discussed in more detail elsewhere in this Prospectus. However, as of that date, Parent's board was unaware of any legal proceedings in which one or more of Parent's directors, officers, affiliates or owners of record or beneficially of more than 5% of any class of Parent's voting securities, or any associates of the previously listed persons were parties adverse to Parent or any of its subsidiaries.

        In December 2010, Mr. Schneider settled charges brought against him by the SEC for actions that allegedly took place when he was the chief financial officer at Dell, Inc. Mr. Schneider is no longer employed by Dell, Inc.. He settled the charges and consented to the issuance of an SEC administrative order without admitting or denying the SEC's findings, with limited exceptions. The limited exceptions are acknowledgment of the SEC's jurisdiction over Mr. Schneider and the subject matter of the SEC proceedings brought against him, and the SEC findings with respect to litigation involving that company and certain of its senior executive officers including Mr. Schneider. The court in that litigation entered an order permanently enjoining Mr. Schneider, by consent, from future violations of specified provisions of federal securities law. Mr. Schneider agreed to pay, as specified in the court's order, $3 million as a civil money penalty and $83,096 in disgorgement of ill-gotten gains, as well as $38,640 in prejudgment interest. In the settlement with the SEC, Mr. Schneider has further consented to his suspension from appearing or practicing before the SEC as an accountant for at least five years, after which time he may request reinstatement by application to the SEC. As of March 31, 2011, Mr. Schneider was making payments in accordance with the terms of the court order. Our board has concluded that the SEC charges and SEC administrative order, and Mr. Schneider's settlement of those charges and consent to that order do not limit his ability to serve on our board.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

        Compensation of Parent's executive officers and directors during 2010 was subject to processes and procedures carried out through our Compensation Committee ("Compensation Program"). This compensation discussion and analysis ("Compensation Discussion and Analysis") addresses the material elements of Parent's Compensation Program as applied to Parent's chief executive officer, Parent's chief financial officer, and to each of Parent's three other most highly compensated executive officers other than the chief executive officer and chief financial officer who were serving as executive officers as of December 31, 2010. All five of these officers are identified in the Summary Compensation Table ("Named Executive Officers"). See "Executive Compensation—Summary Compensation Table."

        For purposes of this Compensation Discussion and Analysis section only, except as otherwise indicated or as the context otherwise requires, references to "we", "us", "our" and correlative terms shall refer to Parent and its subsidiaries (including, where applicable, GCI, Inc.) on a consolidated basis.

        Both the Compensation Committee and Parent believe that the compensation paid to the Named Executive Officers under our Compensation Program is fair, reasonable, competitive and consistent with our Compensation Principles (as defined below).

        Our Compensation Committee is composed of Messrs. Brett (Chair), Edgerton, Fisher, Glasgow, Kroloff, Mooney, and Schneider. All of the members of the committee are considered by our board to be Independent Directors.

        Our board had not as of March 31, 2011 adopted a charter for the Compensation Committee. However, consideration and determination of compensation of our executive officers and directors during 2010 was subject to our Compensation Program, the aspects of which are described elsewhere in this Prospectus. See "Compensation Discussion and Analysis—Process."

        Our Compensation Program sets forth the scope of authority of our Compensation Committee and requires the committee to carry out the following:

  •
  Review, on an annual basis, plans and targets for executive officer and board member compensation, if any.

  •
  Review is specifically to address expected performance and compensation of, and the criteria on which compensation is based for, the chief executive officer and such other of our executive officers as our board may designate for this purpose.

  •
  Monitor the effect of ongoing events on, and the effectiveness of, existing compensation policies, goals, and plans—

  •
  Events specifically include but are not limited to the status of the premise that all pay systems correlate with our compensation goals and policies.

  •
  Report from time to time, its findings to our board.

  •
  Administer our Amended and Restated 1986 Stock Option Plan ("Stock Option Plan") and approve grants of options and awards pursuant to the plan.

  •
  Monitor compensation-related publicity and public and private sector developments on executive compensation.

  •
  Familiarize itself with, and monitor the tax, accounting, corporate, and securities law ramifications of, our compensation policies, including but not limited to—

  •
  Comprehending a senior executive officer's total compensation package.

    •
    Comprehending the package's total cost to us and its total value to the recipient.

    •
    Paying close attention to salary, bonuses, individual insurance and health benefits, perquisites, special benefits to specific executive officers, and other retirement benefits.

  •
  Establish the overall cap on executive compensation and the measure of performance for executive officers, either by predetermined measurement or by a subjective evaluation.

  •
  Strive to make our compensation plans simple, fair, and structured so as to maximize shareholder value.

        In carrying out its duties, our Compensation Committee may accept for review and inclusion in its annual review with our board, recommendations from our chief executive officer as to expected performance and compensation of, and the criteria on which compensation is based for, executive officers. However, our Compensation Committee, in being established as a committee of the board under our Bylaws, was not specifically authorized to delegate any of its duties to another person. Our Compensation Committee has in the past retained and made use of compensation consultants in determining or recommending the amount or form of executive compensation as further discussed elsewhere in this Prospectus. See "Compensation Discussion and Analysis—Process."

Principles of the Compensation Program

        Our Compensation Program is based upon the following principles ("Compensation Principles"):

  •
  Compensation is related to performance and must cause alignment of interests of executive officers with the long term interests of our shareholders.

  •
  Compensation targets must take into consideration competitive market conditions and provide incentives for superior performance by Parent.

  •
  Actual compensation must take into consideration Parent's and the executive officer's performance over the prior year and the long term, and Parent's resources.

    Compensation is based upon both qualitative and quantitative factors.

    Compensation must enable Parent to attract and retain management necessary to cause Parent to succeed.

Process

Overview

        Our Compensation Committee reviews annually and recommends to our board for approval the base salary, incentive and other compensation of our chief executive officer and senior executive officers, including the Named Executive Officers. These reviews are performed and recommendations are made in executive session that excludes all members of management. The analyses and recommendations of the Chief Executive Officer on these matters may be considered by our Compensation Committee in its deliberations and recommendations to our board. Board action on the recommendations is done by vote of our Independent Directors.

        Other elements of executive compensation and benefits as described in this section are also reviewed by our Compensation Committee on a regular basis.

Compensation Committee and Compensation Consultant Interaction

        Our Compensation Committee evaluates and analyzes the Compensation Program, its principles and objectives, and the specific compensation element recommendations presented by our Chief Executive Officer on an annual basis. In October 2005, our Compensation Committee selected, retained and commenced a process of working with an outside compensation consultant (Towers Perrin, which subsequently merged with another entity and became Towers Watson, hereafter "Compensation Consultant") to assist the Compensation Committee with its compensation reviews on an annual basis. The Compensation Consultant reported directly to our Compensation Committee and assisted the Compensation Committee in evaluating and analyzing the compensation levels and targets for the senior executive officers during 2010, including the Named Executive Officers.

Implementation

        Discussions on executive compensation and benefits made by the Compensation Committee have been guided by our Compensation Principles. The elements of compensation as described later in this section are believed by the Compensation Committee to be integral and necessary parts of the Compensation Program.

        Our Compensation Committee has concluded that each individual segment of each element of executive compensation continues generally to be consistent with one or more of our Compensation Principles. Our Compensation Committee has further concluded the amount of compensation provided by the segment is reasonable, primarily based upon a comparison of the compensation amounts and segments we provide when compared to those offered by other similar companies in our industry and in our market.

        Our process for determining executive compensation and benefits does not involve a precise and identifiable formula or link between each element and our Compensation Principles. However, it takes into consideration market practice and information provided by our Compensation Consultant and management. Furthermore, it is based upon the relationship of compensation as shall be paid and financial performance of Parent. It is also the result of discussion among our Compensation Committee members and management. Ultimately it is based upon the judgment of our Compensation Committee.

        Each year our Compensation Committee reviews elements of compensation for each of our senior executive officers including, for 2010, the Named Executive Officers.

        In 2010, base salary and incentive stock targets were compared to survey data and amounts offered by a group of similar companies. Parent's relative financial performance was reviewed in order to determine what a reasonable amount of compensation might be in relation to its peer group. The compensation peer group is principally made up of the following:

  •
  Companies in industries similar to Parent.

  •
  Companies with which Parent competes for executive talent.

  •
  Parent's direct business competitors.

  •
  Companies that compete with Parent for investment dollars.

        The compensation peer group list used in determining the reasonableness of our Compensation Program consisted of 16 companies as follows:

Alaska Communications Systems Group, Inc.	Knology, Inc.
C Beyond, Inc.	Mediacom Communications Corp.
Cincinnati Bell, Inc.	Premiere Global Services, Inc.
Consolidated Communications Holdings, Inc.	RCN Corp
Crown Media Holdings, Inc.	SureWest Communications
Equinix, Inc.	Time Warner Telecom, Inc.
Grande Communications	Wave Broadband
Iowa Telecommunications Services, Inc.	XO Holdings, Inc.

        Individual levels of base compensation were generally targeted to be set within a range of between the 50th and 75th percentile, based upon the executive's individual performance in the prior year relative to his or her peers, the executive's future potential, and the scope of the executive's responsibilities and experience. Input from the individual executives in terms of their expectation and requirements were considered as well.

        We believe this method of setting compensation enables Parent to attract and retain individuals who are necessary to lead and manage Parent while enabling Parent to differentiate between executives and performance levels and responsibility. The comparison to other companies also allowed the Compensation Committee to determine the reasonableness of the balance between long-term incentive and annual compensation.

        Based upon the information received from its Compensation Consultant, the Compensation Committee determined that, in general, base compensation levels for Parent's senior officers were reasonable and within the 50th and 75th percentile when compared to officers of companies in our peer group having comparable financial performance. As a result, with one exception, the Compensation Committee made no adjustments to base compensation for senior executive officers in 2010 as further described below. See "Compensation Discussion and Analysis—Performance Rewarded."

        In establishing 2010 base salary and incentive compensation targets, the Compensation Committee, although it did review the information and, except for grants that vested over multiple years, concluded it was not appropriate to take into account payments or compensation earned by executive officers as a result of options or awards granted in prior years.

        Other compensation elements as discussed in this section were periodically reviewed to ensure that they continued to remain both competitive and reasonable based upon market survey data obtained from various sources at the time of review. While such data were typically not customized to Parent, they were used by our Compensation Committee as a guide for overall reasonableness and competitiveness of the benefits.

Elements of Compensation

Overview.

        For 2010, the elements of compensation in our Compensation Program were as follows:

  •
  Base Salary.

  •
  Incentive Compensation Bonus Plan ("Incentive Compensation Plan").

  •
  Stock Option Plan.

  •
  Perquisites.

  •
  Retirement and Welfare Benefits.

        As of May 2, 2011, and with limited exception, there were no compensatory plans or arrangements providing for payments to any of the Named Executive Officers in conjunction with any termination of employment or other working relationship of such an officer with us (including without limitation, resignation, severance, retirement or constructive termination of employment of the officer). Furthermore, as of that date, and with limited exception, there were no such plans or arrangements providing for payments to any of the Named Executive Officers in conjunction with a change of control of us or a change in such an officer's responsibilities to us. However, in the event of a change in control, all options and restricted stock of our Named Executive Officers will vest. See "Executive Compensation—Potential Payments upon Termination or Change-in-Control."

        Parent has no requirements with respect to security ownership by its officers or directors, and it has no policies regarding hedging the economic risk of ownership of Parent equity. Executive officers are invited to provide their input with respect to their compensation to the Compensation Committee primarily through our Chief Executive Officer.

        A Named Executive Officer participating in the Compensation Program could, under terms of the corresponding Incentive Compensation Plan agreement with us and pursuant to our Deferred Compensation Plan (as defined below), elect to defer a significant portion of that compensation. In this instance, the Named Executive Officer becomes our unsecured creditor. See "Nonqualified Deferred Compensation."

        Base Salary.    Effective January 1, 2010, based upon the process previously described in this section, the base salaries reported in the Summary Compensation Table (see "Executive Compensation—Summary Compensation Table") were approved by the Compensation Committee.

        Mr. Duncan's base salary reflects cash compensation of $600,000 per year until adjusted by our Compensation Committee. Mr. Duncan's duties remained unchanged during 2010.

        Mr. Hughes' base salary reflects cash compensation of $362,500 per year and $125,000 credited to his Deferred Compensation Arrangement (as defined below) account with us. His duties remained unchanged during 2010.

        Mr. Lowber's base salary reflects cash compensation of $260,000, $65,000 credited to his Deferred Compensation Arrangement account with us and in 2010 Mr. Lowber's salary included $403,709 that reflects the vesting of a multi-year retention agreement. His duties remained unchanged during 2010.

        Mr. Chapados' base salary reflects cash compensation of $270,000 representing his annual salary of $240,000 through June 30, 2010 and his annual salary of $300,000 beginning July 1, 2010. His duties remained unchanged during 2010.

        Mr. Landes' base salary reflects cash compensation of $150,000. His duties remained unchanged during 2010.

        Incentive Compensation Plan.    A portion of Parent's compensation to each Named Executive Officer relates to, and is contingent upon, the officer's performance and our financial performance and resources. Annual cash bonuses are intended to reward short-term performance and to make our senior executive compensation packages competitive with comparable executive positions in other companies.

        Messrs. Duncan, Hughes, Lowber and Chapados . In October 2010, our board approved changes to our Incentive Compensation Plan for four of our Named Executive Officers (Messrs. Duncan, Hughes, Lowber and Chapados, collectively "Four Named Executive Officers"). The changes resulted from ongoing discussions during 2009 and 2010 and form a plan that is expected to be in place for those Four Named Executive Officers from 2010 through 2013. These revisions to the Incentive Compensation Plan do not apply to the fifth Named Executive Officer, Mr. Landes.

        In the context of the Four Named Executive Officers, the Compensation Committee first determined the targeted annual incentive compensation for each of them. After setting these targets, the Compensation Committee then split that amount between short-term and long-term incentive compensation. Both short-term and long-term incentive compensation is paid out in the form of 50% cash and 50% restricted stock grants that vest in three years. Therefore, even the short-term incentive compensation is designed to encourage the focus of these executives on long-term performance.

        The following table shows the short-term, long-term and total annual target incentive plan compensation for each of the Four Named Executive Officers under this plan as applied to each of the four plan years:

Name	Short-Term Incentive Compensation—Target ($)	Long-Term Incentive Compensation—Target ($)	Total Annual Target—Incentive Compensation Plan ($)
Ronald A. Duncan	1,450,000	350,000	1,800,000
G. Wilson Hughes	466,667	333,333	800,000
John M. Lowber	350,000	200,000	550,000
Gregory F. Chapados	350,000	200,000	550,000

        Short-Term Incentive Compensation.    The components of the short-term portion of the Incentive Compensation Plan are expected to remain the same for the duration of the plan. However, the allocation between the components will likely change on an annual basis at the discretion of the Compensation Committee. The following table provides a summary of the 2010 short-term incentive compensation targets for the Four Named Executive Officers:

Name	Free Cash Flow Goal ($)	Capex Spending ($)	Discretionary ($)	2010 Short-Term Incentive Compensation Plan Target ($)
Ronald A. Duncan	500,000	200,000	750,000	1,450,000
G. Wilson Hughes	200,000	100,000	166,667	466,667
John M. Lowber	150,000	50,000	150,000	350,000
Gregory F. Chapados	100,000	25,000	225,000	350,000

        The following is a description of what each of these short-term incentive compensation targets are and how they are measured.

        Free Cash Flow Goal.    The Free Cash Flow Goal is intended to focus the Four Named Executive Officers on increasing the Free Cash Flow of Parent by increasing Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization before deducting share-based compensation, accretion expense and non-cash contribution adjustments), managing capital expenditures and reducing working capital requirements. The target is based upon achieving the sum of planned year over year increases in the following three metrics:

  (1)
  Cash Adjusted EBITDA—Adjusted EBITDA, plus IRU sales, less non-cash items and adjusted for new businesses. The target for year over year growth in this metric was $14.6 million in 2010.

  (2)
  Free Cash Flow—Cash Adjusted EBITDA, less capital expenditure spending ("Capex Spending"), less interest expense and less cash taxes. The target for year over year growth in this metric was $25.1 million in 2010.

  (3)
  Increase in Cash Balance—Targeted Free Cash Flow, plus acquisition payments, plus net principal payments, plus stock repurchases and dividends, if any. The target for this component was $18.5 million in 2010.

        The Free Cash Flow Goal is the sum of the three metrics above. The combined metric was $58.2 million in 2010. If the actual performance generated twice the performance ($116.4 million), the payout would be twice the targeted amount. Conversely, the payout would be half of the targeted amount if the metric was half of the targeted amount ($29.1 million). This target is to be reviewed and may be reset annually by the Compensation Committee.

        Capex Spending.    The Capex Spending target is based on Capex Spending not exceeding the goal set forth by our board. The goal was $100 million in 2010, but that amount is to be reviewed and may be reset annually for future years. In 2010 the targeted incentive for Capex Spending will be paid out at 100% if the total cash adjusted Capex Spending for the year is $102 million or less. If cash adjusted Capex Spending exceeds $102 million, the payout would reduce in a linear fashion to zero at $106 million. For 2010, the cash adjusted Capex Spending was $97.6 million.

        Discretionary.    The board will take various factors into account when deciding on the payout of the discretionary portion of the plan applying to the Four Named Executive Officers. These factors include, but are not limited to, leadership, crisis management, succession planning, strategic planning, risk management, special projects, financial reporting, and compliance with our debt covenants. The discretionary achievement for 2010 was based upon subjective levels of achievement by the individual officer, including the factors stated above, and was heavily influenced by our financial performance against our business plan.

        The following table summarizes the 2010 short-term incentive compensation for each of the Four Named Executive Officers, a portion of which was paid in 2010 with the remainder paid in 2011. The payout in 2011 was 50% in cash and 50% issued in the form of restricted stock grants:

Goals	Ronald A. Duncan	G. Wilson Hughes	John M. Lowber	Gregory F. Chapados
Free Cash Flow Goal—Target Incentive Compensation	$500,000	$200,000	$150,000	$100,000
Targeted Free Cash Flow Goal	58,221,000	58,221,000	58,221,000	58,221,000
Actual Free Cash Flow	153,854,000	153,854,000	153,854,000	153,854,000
Free Cash Flow Goal Achievement	264%	264%	264%	264%

2010 Free Cash Flow Incentive Compensation Earned	$1,321,293	$528,517	$396,388	$264,259
Capex Spending—Target Incentive Compensation	200,000	100,000	50,000	25,000
Capex Spending Achievement	100%	100%	100%	100%

2010 Capex Spending Incentive Compensation Earned	$200,000	$100,000	$50,000	$25,000
Discretionary—Target Incentive Compensation	750,000	166,667	150,000	225,000
Discretionary Achievement	112%	126%	92%	112%

2010 Discretionary Incentive Compensation Earned	$837,500	$209,584	$137,500	$251,250

2010 Short-Term Incentive Compensation Earned	$2,358,793	$838,101	$583,888	$540,509

        2011 Short-Term Incentive Compensation Targets.    The following table summarizes the short-term incentive compensation targets established by our Compensation Committee for our Four Named Executive Officers for 2011:

Name	Free Cash Flow Goal ($)	Capex Spending ($)	Discretionary ($)	2011 Short-Term Incentive Compensation Plan Target ($)
Ronald A. Duncan	350,000	200,000	900,000	1,450,000
G. Wilson Hughes	200,000	100,000	166,667	466,667
John M. Lowber	125,000	50,000	175,000	350,000
Gregory F. Chapados	100,000	25,000	225,000	350,000

        For 2011, the Compensation Committee will evaluate the metric upon which the Free Cash Flow Goal will be based. The Capex Spending goal for that year will be based upon $150 million in cash adjusted Capex Spending.

        Long-Term Incentive Compensation.    $290 million Adjusted EBITDA Plan. The goal of this portion of the Incentive Compensation Plan for the Four Named Executive Officers is to drive long-term Adjusted EBITDA growth. To achieve the target level of payments under the plan, it would be necessary to have $225 million in Adjusted EBITDA in 2011 and $250 million in Adjusted EBITDA in 2013. The maximum payout would require Adjusted EBITDA to be in excess of $250 million in 2011, $250 million in 2012 and $290 million in 2013.

        The following table outlines the minimum, target and maximum payouts under the $290 million Adjusted EBITDA plan. The target payments are for a four-year plan. Hence, the target amount is four times the amount shown above for Messrs. Duncan and Lowber in the summary table of short-term and long-term compensation targets. For example, Mr. Duncan will receive a targeted incentive of $350,000 per year for the $290 million plan which over a four year period amounts to the $1,400,000 which is shown below. The target payments are only three times the amount for Mr. Hughes as he is eligible to receive the payment regardless of whether he is employed by Parent in year four of the incentive plan, 2013.

Name	Minimum Payments ($)	Target Payments ($)	Maximum Payments ($)
Ronald A. Duncan	0	1,400,000	2,800,000
G. Wilson Hughes	0	1,000,000	2,000,000
John M. Lowber	0	800,000	1,600,000
Gregory F. Chapados	0	800,000	1,600,000

        There was no incentive compensation earned during 2010 pursuant to the long-term Incentive compensation portion of the plan. The following table shows the potential payments pursuant to this plan in 2011:

Name	If 2011 Adjusted EBITDA is below $225 million ($)	If 2011 Adjusted EBITDA is above $225 million but below $250 million ($)	If 2011 Adjusted EBITDA is above $250 million ($)
Ronald A. Duncan	0	700,000	1,050,000
G. Wilson Hughes	0	500,000	750,000
John M. Lowber	0	400,000	600,000
Gregory F. Chapados	0	400,000	600,000

        Despite establishment of these performance goals and targeted incentive compensation amounts, the Compensation Committee retains complete discretionary authority to adjust the amount of incentive compensation paid.

        Mr. Landes—Mr. Landes' incentive compensation was paid in accordance with the targeted incentive compensation of 1.67% of the growth of Adjusted EBITDA in Parent's consumer line of business compared to the prior year. The Compensation Committee believed that such a payment was appropriate given the strong 2010 performance of Parent's consumer segment. The incentive plan for Mr. Landes for 2011 will be the same as his 2010 incentive plan.

        Stock Option Plan.    Options and awards, if granted to the Named Executive Officers, were granted pursuant to terms of our Stock Option Plan. In particular, the exercise price for options in each instance was the closing price for our Class A common stock on the Nasdaq Global Select Market on the day of the grant of the option. Options or awards, if granted, were granted contemporaneously with the approval of the Compensation Committee, typically early in the year in question or late in the previous year as described above. See "Compensation Discussion and Analysis—Elements of Compensation—Incentive Compensation Plan."

        We adopted our stock option plan in 1986. It has been subsequently amended from time to time and presently is our Stock Option Plan, i.e., our Amended and Restated 1986 Stock Option Plan. Under our Stock Option Plan, we are authorized to grant awards and options to purchase shares of Class A common stock to selected officers, directors and other employees of, and consultants or advisors to, Parent and its subsidiaries. The options are more specifically referred to as nonstatutory stock options or incentive stock options within Section 422 of the Internal Revenue Code of 1986, as amended ("Internal Revenue Code"). In addition, under the Stock Option Plan restricted stock awards may be granted as further described below. The selection of grantees for options and awards under the plan is made by our Compensation Committee.

        The number of shares of Class A common stock allocated to the Stock Option Plan is 15.7 million shares. The number of shares for which options or awards may be granted is subject to adjustment upon the occurrence of stock dividends, stock splits, mergers, consolidations and certain other changes in corporate structure or capitalization. As of May 2, 2011, there were 1,227,350 shares subject to outstanding options under the Stock Option Plan, 2,457,945 shares granted subject to vesting, 760,967 share grants that had vested, 7,933,967 shares that had been issued upon the exercise of options under the plan, 545,074 share options repurchased by the plan and 3,864,845 shares remained available for additional grants under the plan.

        Restricted stock awards granted under the Stock Option Plan may be subject to vesting conditions based upon service or performance criteria as the Compensation Committee may specify. These specifications may include attainment of one or more performance targets. Shares acquired pursuant to such an award may not be transferred by the participant until vested. Unless otherwise provided by the Compensation Committee, a participant will forfeit any shares of restricted stock where the restrictions have not lapsed prior to the participant's termination of service with us. Participants holding restricted stock will have the right to vote the shares and to receive dividends paid, if any. However, those dividends or other distributions paid in shares will be subject to the same restrictions as the original award.

        Our Compensation Committee selects each grantee and the time of grant of an option or award and determines the terms of each grant, including the number of shares covered by each grant and the exercise price. In selecting a participant, as well as in determining these other terms and conditions of each grant, our Compensation Committee takes into consideration such factors as it deems, in its sole discretion, relevant in connection with accomplishing the purpose of the plan.

        Under the Stock Option Plan, an option becomes vested and exercisable at such time or upon such event and subject to such terms, conditions, performance criteria or restrictions as specified by the

Compensation Committee. The maximum term of any option granted under the plan is 10 years, provided that an incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of Parent or any subsidiary corporation of Parent ("Ten Percent Shareholder") must have a term not exceeding five years. Unless otherwise permitted by the Compensation Committee, an option generally remains exercisable for 30 days following the participant's termination of service, with limited exception. The exception arises if service terminates as a result of the participant's death or disability, in which case the option generally remains exercisable for 12 months. In any event, the option must be exercised no later than its expiration date.

        In particular, under the present Stock Option Plan, the Compensation Committee may set an option exercise price not less than the fair market value of the stock on the effective date of grant of the option. However, in the case of an incentive stock option granted to a Ten Percent Shareholder, the exercise price must equal at least 110% of the fair market value of the stock on the date of grant.

        Our Compensation Committee may, subject to certain limitations on the exercise of its discretion required by Section 162(m) of the Internal Revenue Code, amend, cancel or renew any option granted under the Stock Option Plan, waive any restrictions or conditions applicable to any option under the plan, and accelerate, continue, extend or defer the vesting of any option under the plan. The Stock Option Plan provides, subject to certain limitations, for indemnification by Parent of any director, officer, or employee against all reasonable expenses incurred in connection with any legal action arising from that person's action or failure to act in administering the plan. All grants of options under the Stock Option Plan are to be evidenced by a written agreement between Parent and the optionee specifying the terms and conditions of the grant.

        Options granted that have not become exercisable terminate upon the termination of the employment or directorship of the optionholder. Exercisable options terminate from one month to one year after such termination, depending upon the cause of such termination. If an option expires or terminates, the shares subject to such option become available for subsequent grants under the Stock Option Plan.

        Incentive stock options are nontransferable by the participant other than by will or by the laws of descent and distribution, and are exercisable during the participant's lifetime only by the participant. However, a nonstatutory stock option may be assigned or transferred to members of the optionholder's immediate family, to the extent permitted by the Compensation Committee in its sole discretion.

        Our Stock Option Plan provides that payment upon exercise of an option may be in the form of money or shares of our Class A common stock. If the optionee chooses the latter form of payment, the shares must have a fair market value not less than the exercise price. The plan further provides, notwithstanding other restrictions on transferability of options, that an optionee, with approval of our Compensation Committee, may transfer an option for no consideration to, or for the benefit of, the optionee's immediate family. There is no restriction in the Stock Option Plan that an option granted under the plan must be held by the optionee for a minimum period of time.

        Under our Stock Option Plan, our authority to modify or amend the plan is subject to prior approval of our shareholders only in cases of increasing the number of shares of our stock allocated to, and available and reserved for, issuance under the plan, changing the class of persons eligible to receive incentive stock options or where shareholder approval is required under applicable law, regulation or rule. One such law requiring shareholder approval before Parent may rely on it is Section 162(m) of the Internal Revenue Code.

        Subject to these limitations, Parent may terminate or amend the Stock Option Plan at any time. However, no termination or amendment may affect any outstanding option or award unless expressly provided by the Compensation Committee. In any event, no termination or amendment of the plan may adversely affect an outstanding option or award without the consent of the participant unless necessary to comply with applicable law, regulation or rule.

        With limited exception, no maximum or minimum exists with regard to the amount, either in dollars or in numbers, of options that may be exercised in any year, either by a single optionee or by all optionees under our Stock Option Plan. At the 2002 annual meeting, our shareholders approved an amendment to the plan placing a limitation on accumulated grants of options of not more than 500,000 shares of Class A common stock per optionee per year.

        With these exceptions, there are no fixed limitations on the number or amount of securities being offered, other than the practical limitations imposed by the number of employees eligible to participate in the plan and the total number of shares of stock authorized and available for granting under the plan. Shares covered by options which have terminated or expired for any reason prior to their exercise are available for grant of new options pursuant to the plan.

        In the past, Parent has used the Stock Option Plan to motivate our employees with compensation that is tied to Parent's stock performance. However, many employees do not recognize the tangible benefits of holding stock options. The Black-Scholes Merton Model, although elegant and deterministic, is at its core very complex. A much simpler calculation that is often used by employees is to multiply the number of options by the amount that the options are in the money to calculate the current "value" of those options. Unfortunately, this simpler calculation effectively ignores the remaining term of the option and drastically reduces its value in motivating and retaining option holders.

        With limited exceptions (one involving Mr. Duncan, a Named Executive Officer), since mid-2009 we have used restricted stock in place of options. That is, on February 8, 2010, we granted an option for 150,000 shares of Class A common stock to Mr. Duncan. That option vests on February 8, 2012.

        Perquisites.    Parent provides certain perquisites to its Named Executive Officers. The Compensation Committee believes these perquisites are reasonable and appropriate and consistent with our awareness of perquisites offered by similar publicly traded companies. The perquisites assist in attracting and retaining the Named Executive Officers and, in the case of certain perquisites, promote health, safety and efficiency of our Named Executive Officers. These perquisites are as follows:

        Use of Parent Leased Aircraft—Parent permits employees, including the Named Executive Officers, to use Parent aircraft for personal travel for themselves and their guests. Such travel generally is limited to a space available basis on flights that are otherwise business-related. Where a Named Executive Officer, or a guest of that officer, flies on a space available basis, the additional variable cost to Parent (such as fuel, catering, and landing fees) is de minimus. As a result, no amount is reflected in the Summary Compensation Table for that flight. Where the additional variable cost to Parent occurs on such a flight for solely personal purposes of that Named Executive Officer or guest, that cost is included in the Summary Compensation Table entry for that officer. Because it is rare for a flight to be purely personal in nature, fixed costs (such as hangar expenses, crew salaries and monthly leases) are not included in the Summary Compensation Table. In any case, in the event such a cost is non-deductible by Parent under the Internal Revenue Code, the value of that lost deduction is included in the Summary Compensation Table entry for that Named Executive Officer. When employees, including the Named Executive Officers, use Parent aircraft for such travel they are attributed with taxable income in accordance with regulations pursuant to the Internal Revenue Code. Parent does not "gross up" or reimburse an employee for taxes he or she owes on such attributed income. Messrs. Duncan, Hughes and Landes have made use of the aircraft for personal travel, the variable cost, if any, of which is included in their respective entries in the Summary Compensation Table. See "Executive Compensation—Summary Compensation Table."

        Enhanced Long Term Disability Benefit—Parent provides the Named Executive Officers and other senior executive officers of Parent with an enhanced long term disability benefit. This benefit provides a supplemental replacement income benefit of 60% of average monthly compensation capped at $10,000 per month. The normal replacement income benefit applying to other of our employees is capped at $5,000 per month.

        Enhanced Short Term Disability Benefit—Parent provides the Named Executive Officers and other senior executive officers of Parent with an enhanced short term disability benefit. This benefit provides a supplemental replacement income benefit of 66 2/3% of average monthly compensation, capped at $2,300 per week. The normal replacement income benefit applying to other of our employees is capped at $1,150 per week.

        Miscellaneous—Aside from benefits offered to its employees generally, Parent provided miscellaneous other benefits to its Named Executive Officers including the following (see "Executive Compensation—Summary Compensation Table—Components of 'All Other Compensation"'):

        Success Sharing—An incentive program offered to all of our employees that shares 15% of the excess earnings before interest, taxes, depreciation, amortization and share based compensation expense over the highest previous year ("Success Sharing").

        Tax Reimbursement—Provided to all of our employees, including the Named Executive Officers, from time to time, on $100 longevity stock awards.

        Board Fees—Provided to Mr. Duncan as one of our directors. The Compensation Committee believes that it is appropriate to provide such board fees to Mr. Duncan given the additional oversight responsibilities and the accompanying liability incumbent upon members of our board. In determining the appropriate amount of overall compensation payable to Mr. Duncan in his capacity as Chief Executive Officer, the Compensation Committee does take into account any such board fees that are payable to Mr. Duncan. This monitoring of Mr. Duncan's overall compensation package for services rendered as Chief Executive Officer and as a director is done to ensure that Mr. Duncan is not being doubly compensated for the same services rendered to Parent.

        Retirement and Welfare Benefits—GCI 401(k) Plan.    Named Executive Officers may, along with our employees generally, participate in our GCI 401(k) Plan in which we may provide matching contributions in accordance with the terms of the plan.

        We initially adopted our qualified employee stock purchase plan effective in January 1987. It has been subsequently amended from time to time and presently is our GCI 401(k) Plan. The plan is qualified under Section 401 of the Internal Revenue Code. All of our employees (excluding employees subject to a collective bargaining agreement) who have completed at least one year of service are eligible to participate in the plan. An eligible highly compensated employee (earning more than $110,000 within the prior year) may elect to contribute up to 12% of such compensation to the employee's account in the plan. Otherwise, an eligible employee may elect to contribute up to 50% of such compensation. In both cases, these contributions are up to a maximum per employee of $16,500 for 2011. Participants over the age of 50 may make additional elective deferral contributions to their accounts in the plan of up to $5,500 for 2011.

        Subject to certain limitations, we may make matching contributions to our GCI 401(k) Plan for the benefit of employees. Matching contributions will vest in accordance with a six-year schedule if the employee completes at least 1,000 hours of service in each year. Such a contribution will vest in increments over the first six years of employment. Thereafter, they are fully vested when made.

        Except for additional elective contributions made by participants over age 50, the combination of pre-tax elective contributions, Roth 401(k) contributions and our matching contributions for any employee cannot exceed $33,000 for 2011.

        Under the terms of our GCI 401(k) Plan, participating eligible employees may direct their contributions to be invested in common stock of Parent and shares of various identified mutual funds.

        Our GCI 401(k) Plan is administered through a plan administrator (currently Mr. Lowber, our Senior Vice President and Chief Financial Officer) and our Plan Committee. The plan administrator and members of the Plan Committee all are our employees. The Plan Committee has broad administrative discretion under the terms of the plan.

        As of May 2, 2011, there remained 2,036,920 shares of Class A and 463,989 shares of Class B common stock allocated to our GCI 401(k) Plan and available for issuance by us or otherwise acquisition by the plan for the benefit of participants in the plan.

        Deferred Compensation Plan and Arrangements.    Parent provides to certain of our employees, including our executive officers and Named Executive Officers, opportunities to defer certain compensation under our nonqualified, unfunded, deferred compensation plan ("Deferred Compensation Plan"). In addition, we offer to our executive officers and to certain of our Named Executive Officers nonqualified, deferred compensation arrangements more specifically fashioned to the needs of the officer and us ("Deferred Compensation Arrangements"). During 2010, none of our officers participated in the Deferred Compensation Plan. However, during 2010, two of our officers, both Named Executive Officers, participated in Deferred Compensation Arrangements specifically fashioned to their respective needs. These Deferred Compensation Arrangements enable these individuals to defer compensation in excess of limits that apply to qualified plans, like our GCI 401(k) Plan, and to pursue other income tax goals which they set for themselves.

        Based upon its review of the Deferred Compensation Arrangements, our Compensation Committee concluded that the benefits provided under them are in each case both reasonable and an important tool in retaining the executive officers involved with those arrangements.

        Welfare Benefits.    With the exception of the enhanced long term and short term disability benefits described previously, Parent provided to the Named Executive Officers the same health and welfare benefits provided generally to all other employees of Parent at the same general premium rates as charged to those employees. The cost of the health and welfare programs is subsidized by Parent for all eligible employees including the Named Executive Officers.

Performance Rewarded

        Our Compensation Program is, in large part, designed to reward individual performance. What constitutes performance varies from officer to officer, depending upon the nature of the officer's responsibilities. Consistent with the Compensation Program, Parent identified key business metrics and established defined targets related to those metrics for each Named Executive Officer. In the case of each Named Executive Officer, the targets were regularly reviewed by management, from time to time, and provided an immediate and clear picture of performance and enabled management to respond quickly to both potential problems as well as potential opportunities. The Compensation Program also was used to establish and track corresponding applicable targets for individual management employees.

        In 2010, the Compensation Program was used in development of each Named Executive Officer's individual performance goals and established incentive compensation targets. The Compensation Committee evaluated the performance of each of the executive officers and the financial performance of Parent and awarded incentive compensation as described above. See "Compensation Discussion and Analysis—Elements of Compensation—Incentive Compensation Plan."

        Our Compensation Committee separately determined to increase the cash component of Mr. Chapados' base salary from $240,000 to $300,000 effective July 1, 2010. The increase to the cash component of Mr. Chapados' base salary was the first such increase received by Mr. Chapados since 2006. The Compensation Committee made such increase in recognition of Mr. Chapados' excellent performance and the relatively low position of his salary in the marketplace, as well as the growth in the responsibilities of his position within Parent that have occurred since he joined Parent in 2006. Mr. Chapados has been instrumental in the acquisition and integration of United Utilities, Inc.

United-KUC, Inc. and Unicom, Inc. (collectively, "United Companies") with Parent. Additionally, Mr. Chapados was a key member of the team that obtained the federal grant to build Terra Southwest, an $88 million project to bring broadband services to rural Alaska.

        As described elsewhere in this Prospectus, the incentive compensation portion of this Compensation Program for the Four Named Executive Officers was significantly revised late in 2010. No subsequent changes were made to the Incentive Compensation Plan for the Four Named Executive Officers during the remainder of 2010. In addition, no adjustments were made to Mr. Landes' Incentive Compensation Plan during 2010. See "Elements of Compensation—Incentive Compensation Plan."

Timing of Equity Awards

        Overview.    Timing of equity awards under our Director Compensation Plan (as defined below) and equity awards under out Compensation Program varies with the plan or portion of that program. However, Parent does not, and has not in the past, timed its release of material nonpublic information for purposes of affecting the value of equity compensation. Timing issues and our grant policy are described further below.

        Director Compensation Plan.    As a part of the Director Compensation Plan, we grant awards of our common stock to board members, including those persons who may be also serving as one or more of our executive officers. Mr. Duncan, a board member and Named Executive Officer, has been granted such awards in the past. These awards are made annually in June of each year in accordance with the terms of the Director Compensation Plan. The awards are made through our Stock Option Plan. See "Compensation Discussion and Analysis—Elements of Compensation—Stock Option Plan."

        Incentive Compensation Plan.    As a part of our Compensation Program, from time to time, we grant stock options and awards in our Class A common stock to our executive officers, including for 2010 the Named Executive Officers. In particular, during 2010 stock options and awards were granted in conjunction with the agreements that we enter into with Named Executive Officers pursuant to our Incentive Compensation Plan. The grants of such options and awards are typically made early in the year at the time our board finalizes the prior year incentive compensation plan payouts for each of our senior executive officers, including for 2010 our Named Executive Officers. All such options and awards are granted through the Stock Option Plan. See "Compensation Discussion and Analysis—Elements of Compensation—Incentive Compensation Plan" and "—Elements of Compensation—Stock Option Plan."

        Stock Option Plan.    As a part of our Compensation Program, from time to time, we grant stock options or awards in our Class A common stock to our executive officers, including for 2010 the Named Executive Officers, and to certain of our advisors. In the case of an executive officer, these options or awards may be granted regardless of whether there is in place an agreement entered into with the officer under our Incentive Compensation Plan. In the case of a new hire and where we choose to grant options or awards, the grant may be done at the time of hire. Under the Stock Option Plan, the Compensation Committee may set the exercise price for our Class A common stock at not less than its fair market value. That value is presently determined on Nasdaq. In all cases, regardless of the identity of the grantee, the timing, amount and other terms of the grant of options or awards under our Stock Option Plan are determined in the sole discretion of our Compensation Committee. See "Compensation Discussion and Analysis—Elements of Compensation—Stock Option Plan."

        In the event an executive level employee is hired or promoted during a year, that employee may be eligible to receive an equity option under the plans previously described in this section. Grants of options in this context may be made at the recommendation of management and only with action of the Compensation Committee.

        Grant Policy.    Under our grant policy, all approved grants are granted effective the date they were approved by the committee and are priced at the market value at the close of trading on that date. The terms of the award are then communicated immediately to the recipient.

Tax and Accounting Treatment of Executive Compensation

        In determining the amount and form of compensation granted to executive officers, including the Named Executive Officers, Parent takes into consideration both tax treatment and accounting treatment of the compensation. Tax and accounting treatment for various forms of compensation is subject to changes in, and changing interpretations of, applicable laws, regulations, rulings and other factors not within Parent's control. As a result, tax and accounting treatment is only one of several factors that Parent takes into account in designing the previously described elements of compensation.

Compensation Policies and Practices in Relation to Our Risk Management

        At the direction of our board, Parent management has reviewed our compensation policies, plans and practices to determine whether they create incentives or encourage behavior that is reasonably likely to have a materially adverse effect on Parent. This effort included a review of our various employee compensation plans and practices as described elsewhere in this Prospectus. See "Compensation Discussion and Analysis—Process."

        The purpose of the review was to evaluate risks and the internal controls we have implemented to manage those risks. The controls include multiple performance metrics, corporate-wide financial measures, statutory clawbacks on equity awards, and board and board committee oversight and approvals.

        In completing this review, our board and management believe risks created by our compensation policies, plans and practices that create incentives likely to have a material adverse effect on us are remote.

Shareholder Advisory Votes on Executive Compensation

        The agenda for the 2011 annual meeting of Parent's shareholders will include for the first time an opportunity for our shareholders to adopt two proposals pertaining to executive compensation of our Named Executive Officers and frequency of shareholder advisory votes on executive compensation for our named executive officers as identified in our management proxy statements, i.e., an option of every one, two or three years. Both votes are advisory only. That is, they are not binding on Parent or its board.

        Our board views decisions as to compensation of Parent named executive officers, including but not limited to those for 2010, as its responsibility. Our board takes this responsibility seriously and has gone to considerable effort to establish and implement a process for determining executive compensation as described elsewhere in this Prospectus. See "Compensation Discussion and Analysis."

        Our board carefully considers all proposals from our shareholders. However, in light of its responsibilities to Parent, our board may or may not follow the advice of those shareholder votes.

        At present, our board contemplates next placing before our shareholders a proposal of frequency of shareholder advisory votes on executive compensation of our named executive officers at our 2017 annual shareholder meeting.

EXECUTIVE COMPENSATION

Summary Compensation Table

        As of May 2, 2011, Parent did not have employment agreements with any of the Named Executive Officers. The following table summarizes total compensation paid or earned by each Named Executive Officer for fiscal years 2010, 2009 and 2008. The process followed by the Compensation Committee in establishing total compensation for each Named Executive Officer as set forth in the table is described elsewhere in this Prospectus. See "Compensation Discussion and Analysis."

Name and Principal Position	Year	Salary(1) ($)		Bonus ($)		Nonequity Incentive Plan Compensation ($)	Stock Awards(2) ($)	Option Awards(2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(3) ($)	All Other Compensation(4) ($)	Total ($)
Ronald A. Duncan(5)	2010	600,000		454,397	(6)	725,000	33,744	433,635	—	67,259	2,314,035
President and Chief	2009	600,000		400,000		350,000	36,500	—	—	84,489	1,470,989
Executive Officer	2008	600,000		400,000		350,000	24,509	—	—	69,229	1,443,738
G. Wilson Hughes	2010	487,500		185,717	(6)	233,333	—	—	6,153	19,239	931,942
Executive Vice President	2009	486,459	(7)	102,000		150,000	32,453	—	10,899	25,281	807,092
and General Manager	2008	462,500	(7)	103,000		100,000	—	438,680	7,556	24,268	1,136,004
John M. Lowber	2010	728,709		116,944	(6)	175,000	323,251	—	—	19,239	1,363,143
Senior Vice President,	2009	325,000		25,000		100,000	55,428	—	—	25,281	530,709
Chief Financial Officer	2008	325,000		103,000		100,000	—	—	646	24,268	552,914
and Secretary/Treasurer
Gregory F. Chapados	2010	270,000		95,254	(6)	175,000	844,750	—	—	18,463	1,403,467
Senior Vice President	2009	240,000		53,000		100,000	172,471	—	—	24,594	590,065
	2008	240,000		104,000		100,000	—	438,680	—	43,771	926,451
Paul E. Landes	2010	150,000		—		726,366	—	—	—	19,923	896,289
Vice President and	2009	150,000		—		664,671	12,842	—	—	26,933	854,446
General Manager—	2008	150,000		—		343,700	—	216,730	—	24,585	735,015
Consumer Services

(1)
For 2008 and 2009, salary includes deferred compensation of $225,000 and $65,000 for Messrs. Hughes and Lowber, respectively. For 2010, salary includes deferred compensation of $125,000 for Mr. Hughes and $468,709 for Mr. Lowber of which $403,709 for Mr. Lowber reflects the vesting of a multi-year retention agreement.

(2)
This column reflects the grant date fair values of awards of Class A common stock, restricted stock awards or stock options granted in the fiscal year indicated which were computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718, Compensation—Stock Options ("ASC Topic 718"). Assumptions used in the calculation of these amounts are set forth in Note 9 of "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus.

(3)
The amount shown represents the above-market earnings on nonqualified deferred compensation plan balances. Above market-earnings is defined as earnings in excess of 120% of the long-term monthly applicable federal rate (AFR).

(4)
See, "Components of 'All Other Compensation"' table displayed below for more detail.

(5)
In 2008, Mr. Duncan received $64,509 in compensation relating to his service on Parent's board including $40,000 in board fees and stock awards valued at $24,509. In 2009, Mr. Duncan received $76,500 in compensation for service on Parent's board in the form of director fees of $40,000 and stock awards valued at $36,500. In 2010, Mr. Duncan received $73,744 in compensation relative to his service on Parent's board including $40,000 in board fees and stock awards valued at $33,744.

(6)
The Bonus Compensation represents compensation paid pursuant to the Incentive Compensation Plan in excess of the maximum payment under the plan.

(7)
For 2008 and 2009, includes $37,500 for Mr. Hughes representing the amount vested during each of 2008 and 2009 pursuant to prepaid retention agreements.

        The amounts reported under the "All Other Compensation" column are comprised of the following:

Components of "All Other Compensation"

Name and Principal Position	Year	Stock Purchase Plan(1) ($)	Board Fees ($)	Success Sharing(2) ($)	Use of Parent Leased Aircraft(3) ($)	Miscellaneous(4) ($)		Total ($)
Ronald A. Duncan	2010	16,500	40,000	—	10,759	—		67,259
	2009	23,334	40,000	—	21,155	—		84,489
	2008	23,000	40,000	—	6,229	—		69,229
G. Wilson Hughes	2010	16,500	—	2,739		—		19,239
	2009	23,334	—	1,947		—		25,281
	2008	23,000	—	1,268		—		24,268
John M. Lowber	2010	16,500	—	2,739		—		19,239
	2009	23,334	—	1,947		—		25,281
	2008	23,000	—	1,268		—		24,268
Gregory F. Chapados	2010	15,724	—	2,739		—		18,463
	2009	22,647	—	1,947		—		24,594
	2008	21,670	—	1,268		20,000	(4)	43,771
Paul E. Landes	2010	16,500	—	3,423		—		19,923
	2009	24,500	—	2,433		—		26,933
	2008	23,000	—	1,585		—		24,585

(1)
Amounts are contributions by Parent matching each employee's contribution. Matching contributions by Parent under Parent's GCI 401(k) Plan are available to each of Parent's full time employees with over one year of service. During 2010, the match was based upon the lesser of $16,500 ($24,500 for 2009 and $23,000 for 2008), 10% of the employee's salary and the total of the employee's pre-tax and post-tax contributions to the plan. See "Compensation Discussion and Analysis—Elements of Compensation—Retirement and Welfare Benefits—GCI 401(k) Plan." The match for 2010 is reduced by an estimated amount that will be returned to Parent following completion of the annual discrimination tests.

(2)
The value for 2010 is based upon an estimate that is to be finalized subsequent to the filing of this Prospectus. See "Compensation Discussion and Analysis—Elements of Compensation—Perquisites."

(3)
The value of use of Parent leased aircraft are shown at variable cost to Parent.

(4)
Includes for Mr. Chapados vesting of a $20,000 portion of a $100,000 signing bonus received in 2006.

Grants of Plan-Based Awards Table

        The following table displays specific information on grants of options, awards and non-equity incentive plan awards under Parent's Compensation Program and, in addition, in the case of Mr. Duncan, Parent's Director Compensation Plan, made to Named Executive Officers during 2010.

Grants of Plan-Based Awards

									All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1) ($)
Name	Grant Date		Threshold ($)	Target ($)(2)	Maximum ($)(3)	Threshold (#)	Target (#)	Maximum (#)
Ronald A. Duncan	02/08/10		—	—	—	—	—	—	—		150,000	5.32	433,635
	06/01/10		—	—	—	—	—	—	5,700	(4)	—	—	33,744
	10/07/10	(5)	—	3,600,000	4,300,000	—	—	—	—		—	—	—
G. Wilson Hughes	10/07/10	(5)	—	1,200,000	1,700,000	—	—	—	—		—	—	—
John M. Lowber	02/08/10		—	—	—	—	—	—	14,098		—	—	75,001
	10/07/10	(5)	—	1,100,000	1,500,000	—	—	—	25,000		—	—	248,250
Gregory F. Chapados	02/08/10		—	—	—	—	—	—	18,797		—	—	100,000
	10/07/10	(5)	—	1,100,000	1,500,000	—	—	—	75,000		—	—	744,250
Paul E. Landes	10/07/10	(5)	—	—	—	—	—	—	—		—	—	—

(1)
Computed in accordance with FASB ASC Topic 718.

(2)
Represents target cash payout under Parent's Incentive Compensation Plan for 2010 through 2013 (except for Mr. Landes, who was not provided with a target payout). Actual amounts paid with respect to 2010 are included in the "Non-Equity Plan Compensation" and "Bonus" columns of the Summary Compensation Table above. Although a target payout is provided and certain performance goals are established, the Compensation Committee retains complete discretionary authority to adjust the compensation paid at the end of the year. The business measurements and performance goals evaluated by the Compensation Committee for determining the payout amounts are described above under "Compensation Discussion and Analysis—Elements of Compensation—Incentive Compensation Plan."

(3)
Represents maximum cash payout under Parent's Incentive Compensation Plan for 2010 through 2013. Although a maximum payout is provided, the Compensation Committee retains complete discretionary authority to change the maximum payout.

(4)
Mr. Duncan's stock award was granted pursuant to the terms of Parent's Director Compensation Plan. See "Director Compensation."

(5)
The Incentive Compensation Plan will be paid to the Named Executive Officer in the form of cash and restricted stock grants. The restricted grants are not reflected as there is no grant date per FASB ASC Topic 718. The restricted stock grant will be disclosed in future years when the shares are granted.

Outstanding Equity Awards at Fiscal Year-End Table

        The following table displays specific information on unexercised options, stock that has not vested and equity incentive plan awards for each of the Named Executive Officers and outstanding as of December 31, 2010. Vesting of these options and awards varies for the Named Executive Officers as described in the footnotes to the table.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards(1)				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ronald A. Duncan	150,000	—	7.25	02/08/12	—		—		—	—
	250,000	—	8.40	06/24/14	—		—		—	—
	—	150,000	5.32	02/08/20	—		—		—	—
	—	—	—	—	75,000	(2)	949,500	(2)	—	—
G. Wilson Hughes	—	—	—	—	218,299	(3)	2,763,665	(3)	—	—
John M. Lowber	—	—	—	—	226,078	(3)	2,862,148	(3)	—	—
	—	—	—	—	14,098	(4)	178,481	(4)	—	—
	—	—	—	—	25,000	(5)	316,500	(5)	—	—
Gregory F. Chapados	30,000	—	6.00	02/10/13	—		—		—	—
	50,000	50,000	7.95	01/09/18	—		—		—	—
	—	—	—	—	18,797	(4)	237,970	(4)	—	—
	—	—	—	—	25,000	(6)	316,500	(6)	—	—
	—	—	—	—	50,000	(7)	633,000	(7)	—	—
	—	—	—	—	136,719	(3)	1,730,863	(3)	—	—
Paul E. Landes	—	—	—	—	56,193	(3)	711,403	(3)	—	—

(1)
Stock option awards generally vest over five years and expire ten years from grant date, except as noted in the footnotes below.

(2)
Stock Award vests on February 19, 2011.

(3)
Restricted stock vests 50% on December 20, 2011 and 50% on February 28, 2012.

(4)
Restricted stock vests on February 8, 2013.

(5)
Restricted stock vests on December 31, 2013.

(6)
Restricted stock vests 5,000 shares on October 7 of 2011, 2012, 2013, 2014 and 2015.

(7)
Restricted stock vests on October 7, 2015.

Option Exercises and Stock Vested Table

        The following table displays specific information on each exercise of stock options, stock appreciation rights, and similar instruments, and each vesting of stock, including restricted stock, restricted stock units and similar instruments on an aggregate basis, for each of the Named Executive Officers during 2010:

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Ronald A. Duncan	—	—	5,700	(1)	33,744
	—	—	75,000		428,250
G. Wilson Hughes	—	—	—		—
John M. Lowber	—	—	—		—
Gregory F. Chapados	—	—	—		—
Paul E. Landes	—	—	—		—

(1)
This stock award relates to Mr. Duncan's service as one of Parent's directors.

Potential Payments upon Termination or Change-in-Control

        As of May 2, 2011, and with limited exception, there were no compensatory plans or arrangements providing for payments to any of the Named Executive Officers in conjunction with any termination of employment or other working relationship of such an officer with Parent (including without limitation, resignation, severance, retirement or constructive termination of employment of the officer). Furthermore, as of May 2, 2011, and with limited exception, there were no such plans or arrangements providing for payments to any of the Named Executive Officers in conjunction with a change of control of Parent or a change in such an officer's responsibilities to Parent. The limited exception is that all outstanding options and awards for each of Parent's Named Executive Officers would vest upon his or her disability, retirement or death, or a change-in-control of Parent.

Nonqualified Deferred Compensation

Deferred Compensation Plan

        Parent established a Deferred Compensation Plan in 1995 to provide a means by which certain employees may elect to defer receipt of designated percentages or amounts of their compensation and to provide a means for certain other deferrals of compensation. Employees eligible to participate in the Deferred Compensation Plan are determined by Parent's board. Parent may, at its discretion, contribute matching deferrals in amounts as it selects.

        Participants immediately vest in all elective deferrals and all income and gain attributable to that participation. Matching contributions and all income and gain attributable to them vest on a case-by-case basis as determined by Parent. Participants may elect to be paid in either a single lump-sum payment or annual installments over a period not to exceed ten years. Vested balances are payable upon termination of employment, unforeseen emergencies, death or total disability of the participant or change of control of Parent or Parent's insolvency. Participants become Parent's general unsecured creditors with respect to deferred compensation benefits of Parent's Deferred Compensation Plan.

        None of the Named Executive Officers participated in Parent's Deferred Compensation Plan during 2010 and up through May 2, 2011.

Deferred Compensation Arrangements

        Parent has, from time to time, entered into Deferred Compensation Arrangements with certain executive officers, including two of the Named Executive Officers. These arrangements are negotiated with individual officers on a case-by-case basis. The status of the Deferred Compensation Arrangements with the Named Executive Officers during 2010 is summarized for each of the Named Executive Officers in the following table, and further descriptions of them are provided following the table.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contribution in Last FY ($)	Aggregate Earnings (Loss) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FY ($)
Ronald A. Duncan	—	—	—	—	—
G. Wilson Hughes(1)	125,000	—	1,446,364	—	3,869,939
John M. Lowber	65,000	403,709	56,312	200,000	1,150,707
Gregory F. Chapados	—	—	—	—	—
Paul E. Landes	—	—	—	—	—

(1)
Includes earnings of $6,153 for Mr. Hughes that is reported in the Summary Compensation Table.

        Mr. Hughes' Deferred Compensation Arrangement with Parent consists of three components. The first component consisted of deferred compensation invested in 217,300 shares of Parent Class A common stock. The second component is $568,921 accrued at year end of which $125,000 in salary were deferred and $51,720 of interest were accrued during 2010. This arrangement with Parent earns interest at the rate of 10% per year based upon the balance at the beginning of the year plus new salary deferrals during the year. The third component is $550,000 accrued at year end of which $30,000 were accrued for 2010 interest. This arrangement earns interest at 7.5% per year based upon the original $400,000 that was given to Mr. Hughes in consideration for his continued employment at Parent from January 1, 2006 through December 31, 2009.

        Mr. Hughes' Deferred Compensation Arrangement provides that at his discretion or at termination of employment, he is entitled to receive the full amount owed in a lump sum, in monthly installments paid over a ten-year period, or in installments negotiated with Parent in accordance with statutory requirements.

        Mr. Lowber's Deferred Compensation Arrangement with Parent consists of deferred salary which earns interest on the amounts deferred at 9% per year. As of December 31, 2010 and under this plan, there were accrued $746,998, of which $121,312 had accrued ($65,000 in principal plus $56,312 in interest) and $200,000 had been paid out during 2010. Additionally, effective January 1, 2007, Parent agreed to enter into a retention agreement with Mr. Lowber. In exchange for his commitment to remain in the employ of Parent through the end of 2010, Parent agreed to establish a deferred compensation account in the amount of $350,000 that vested on December 31, 2010. The account is to accrue interest at the rate of 7.25% per annum, compounding annually. The balance in that account was $403,709 as of December 31, 2010.

        Messrs. Duncan, Chapados and Landes did not participate in a Deferred Compensation Arrangement with Parent during 2010.

        Other than the Deferred Compensation Arrangements described above, no Named Executive Officer was, as of December 31, 2010, entitled to defer any additional consideration. Any additional Deferred Compensation Arrangements would have to be separately negotiated with, and agreed to by, the Compensation Committee.

Compensation Committee Interlocks and Insider Participation

        Parent's Compensation Committee is composed of seven members of Parent's board as identified elsewhere in this Prospectus. All of these members served on the committee during all of 2010. See "Compensation Discussion and Analysis—Overview." The relationships of them to us are described elsewhere in this Prospectus. See "Management—Directors and Executive Officers," "Principal Shareholders" and "Certain Transactions."

Director Compensation

        The following table sets forth certain information concerning the cash and non-cash compensation earned by Parent's directors ("Director Compensation Plan"), each for services as a director during the year ended December 31, 2010:

2010 Director Compensation(1)

Name	Fees Earned or Paid in Cash ($)	Stock Awards (2)(3) ($)	Option Awards (3) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Stephen M. Brett	40,000	33,744	—	—	—	—	73,744
Jerry A. Edgerton	40,000	33,744	—	—	—	—	73,744
Scott M. Fisher	40,000	33,744	—	—	—	—	73,744
William P. Glasgow	50,000	33,744	—	—	—	—	83,744
Mark W. Kroloff	40,000	33,744	—	—	—	—	73,744
Stephen R. Mooney	50,000	33,744	—	—	—	—	83,744
James M. Schneider	50,000	42,624	—	—	—	—	92,624

(1)
Compensation to Mr. Duncan as a director is described elsewhere in this Prospectus. See "Executive Compensation" and "Compensation Discussion and Analysis."

(2)
Each director received a grant of awards of 5,700 shares of Parent Class A common stock on June 1, 2010, with the exception of Parent's Audit Committee chair (Mr. Schneider) who received 7,200 shares. The value of the shares on the date of grant was $5.92 per share, i.e., the closing price of the stock on Nasdaq on that date and as required in accordance with GAAP.

(3)
This column reflects the grant date fair values of awards of Class A common stock, restricted stock awards or stock options granted in the fiscal year indicated which were computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are set forth in Note 9 of "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus.

        Parent's initial Director Compensation Plan was adopted in 2004 by its board to acknowledge and compensate, from time to time, directors on the board for ongoing dedicated service. During 2010, the plan provided for $40,000 per year (prorated for days served and paid quarterly) plus $10,000 per year for each director serving on Parent's Audit Committee.

        During 2010, the stock compensation portion of the Director Compensation Plan consisted of a grant of 5,700 shares to a director for a year of service, or a portion of a year of service. Grants are made and vest annually under the plan on June 1 of each year. For 2010, grants of awards were made under Parent's Director Compensation Plan as of June 1, 2010. Grants of awards of 5,400 shares of Class A common stock to each director were also made under the plan as of June 1, 2011. Also as of that date, an additional award of 1,500 shares of Class A common stock was made to Parent's Audit Committee chair. Because the shares vest upon award, they are subject to taxation based upon the then fair market value of the vested shares.

        Under Parent's Director Compensation Plan, compensation is to be paid only to those directors who are to receive the benefit individually, whether or not they are Parent's employees.

        Except for Parent's Director Compensation Plan, during 2010 the directors on Parent's board received no other direct compensation for serving on the board and its committees. However, they were reimbursed for travel and out-of-pocket expenses incurred in connection with attendance at meetings of Parent's board and its committees. The director fee structure as described in this section continued otherwise unchanged through December 31, 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance under Equity Compensation Plans

        The following table sets forth, as of the end of 2010, information on equity compensation plans approved by Parent's shareholders and separately such plans not approved by Parent's shareholders. The information is focused on outstanding options, warrants and rights, and so the only such plan is Parent's Stock Option Plan as approved by Parent's shareholders.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)
Equity compensation plans approved by security holders	1,249,050	7.08	4,180,226
Equity compensation plans not approved by security holders	—	—	—
Total:	1,249,050	7.08	4,180,226

Ownership of Parent

Principal Shareholders

        The following table sets forth, as of May 2, 2011 (unless otherwise noted), certain information regarding the beneficial ownership of Parent's Class A common stock and Class B common stock by each of the following:

  •
  Each person known by us to own beneficially 5% or more of the outstanding shares of Class A common stock or Class B common stock.

  •
  Each of Parent's directors.

  •
  Each of the Named Executive Officers.

  •
  All of Parent's executive officers and directors as a group.

        All information with respect to beneficial ownership has been furnished to us by the respective shareholders.

Name of Beneficial Owner(1)	Title of Class(2)	Amount and Nature of Beneficial Ownership (#)		% of Class	% of Total Shares Outstanding (Class A & B)(2)	% Combined Voting Power (Class A & B)(2)
Stephen M. Brett	Class A	52,350	(3)	*	*	*
	Class B	—		—
Ronald A. Duncan	Class A	1,369,556	(3,4)	3.1	4.3	10.6
	Class B	661,809	(4)	20.8
Jerry A. Edgerton	Class A	27,350	(3)	*	*	*
	Class B	—		—	—	—
Scott M. Fisher	Class A	40,934	(3,5)	*	1.1	6.8
	Class B	511,716	(5)	16.1
William P. Glasgow	Class A	77,294	(3,6)	*	*	*
	Class B			—
Mark W. Kroloff	Class A	20,700	(3,7)	*	*	*
	Class B	—		—
Stephen R. Mooney	Class A	38,000	(3)	*	*	*
	Class B	—		—
James M. Schneider	Class A	38,250	(3)	*	*	*
	Class B	—		—
G. Wilson Hughes	Class A	651,101	(8)	1.5	1.4	*
	Class B	2,695		*
John M. Lowber	Class A	395,403	(9)	*	*	*
	Class B	6,203	(9)	*
Gregory F. Chapados	Class A	347,783	(10)	*	*	*
	Class B	—		—
Paul E. Landes	Class A	104,639	(11)	*	*	*
	Class B	—		—

Name of Beneficial Owner(1)	Title of Class(2)	Amount and Nature of Beneficial Ownership (#)		% of Class	% of Total Shares Outstanding (Class A & B)(2)	% Combined Voting Power (Class A & B)(2)
Black Rock, Inc.	Class A	4,345,918	(12)	10.0	9.3	5.8
55 East 52nd Street	Class B	—		—
New York, New York 10055
GCI 401(k) Plan	Class A	4,951,313	(13)	11.4	10.7	7.4
2550 Denali St., Ste. 1000	Class B	62,703	(13)	2.0
Anchorage, AK 99503
Private Management Group, Inc.	Class A	2,456,852	(12)	5.6	5.3	3.3
20 Corporate Park, Suite 400	Class B	—		—
Irvine, CA 92606
Gary Magness	Class A	1,347,961		3.1	3.8	7.6
c/o Raymond L. Sutton, Jr.	Class B	433,924		13.7
303 East 17th Ave., Ste 1100
Denver, CO 80203-1264
John W. Stanton and	Class A	2,342,627		5.4	8.1	22.3
Theresa E. Gillespie	Class B	1,436,469		45.2
155 108th Avenue., N.E.,
Suite 450
Bellevue, WA 98004
All Directors and Executive
Officers as a Group	Class A	3,841,316	(14)	8.8	10.6	20.7
(18 Persons)	Class B	1,183,156	(14)	37.2

*
Represents beneficial ownership of less than 1% of the corresponding class or series of stock.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. Shares of Parent's stock that a person has the right to acquire within 60 days of May 2, 2011 are deemed to be beneficially owned by such person and are included in the computation of the ownership and voting percentages only of such person. Each person has sole voting and investment power with respect to the shares indicated, except as otherwise stated in the footnotes to the table. Addresses are provided only for persons other than management who own beneficially more than 5% of the outstanding shares of Class A or B common stock.

(2)
"Title of Class" includes Parent's Class A common stock and Class B common stock. "Amount and Nature of Beneficial Ownership" and "% of Class" are given for each class of stock. "% of Total Shares Outstanding" and "% Combined Voting Power" are given for the combination of outstanding Class A common stock and Class B common stock, and the voting power for Class B common stock (10 votes per share) is factored into the calculation of that combined voting power.

(3)
Includes 5,700 shares of Parent's Class A common stock granted to each of those persons pursuant to the Director Compensation Plan for services performed during 2010, except for Mr. Schneider, who received 7,200 shares of Parent's Class A common stock.

(4)
Includes 153,459 shares of Class A common stock and 6,165 shares of Class B common stock allocated to Mr. Duncan under the GCI 401(k) Plan as of December 31, 2010. Includes 131 shares of Class A common stock held by Missy, LLC which is 25% owned by Mr. Duncan. Includes 400,000 shares of Class A common stock subject to stock options granted under the Stock Option Plan to Mr. Duncan which he has the right to acquire within 60 days of May 2, 2011 by exercise of the stock options. Does not include 35,560 shares of Class A common stock or 8,242 shares of Class B common stock held by the Amanda Miller Trust, with respect to which Mr. Duncan has no voting or investment power. Ms. Miller is Mr. Duncan's daughter, and Mr. Duncan disclaims beneficial ownership of the shares. Does not include 30,660 shares of Class A common stock or 27,020 shares of Class B common stock held by Dani Bowman, Mr. Duncan's wife, of which Mr. Duncan disclaims beneficial ownership. Includes 702,602 shares of Class A common stock and 291,751 shares of Class B common stock pledged as security.

(5)
Includes 13,484 shares of Class A and 511,716 shares of Class B common stock owned by Fisher Capital Partners, Ltd. of which Mr. Fisher is a partner.

(6)
Does not include 158 shares owned by a daughter of Mr. Glasgow. Mr. Glasgow disclaims any beneficial ownership of the shares held by his daughter.

(7)
Includes 10,000 shares of Class A common stock owned jointly by Mr. Kroloff and his wife.

(8)
Includes 5,188 shares of Class A common stock allocated to Mr. Hughes under the GCI 401(k) Plan, as of December 31, 2010. Includes 325,890 shares of Class A common stock pledged as security. Excludes 217,300 shares held by Parent pursuant to Mr. Hughes' Deferred Compensation Agreement.

(9)
Includes 27,834 shares of Class A common stock and 5,933 shares of Class B common stock allocated to Mr. Lowber under the GCI 401(k) Plan, as of December 31, 2010.

(10)
Includes 15,920 shares of Class A common stock allocated to Mr. Chapados under the GCI 401(k) Plan, as of December 31, 2010. Includes 80,000 shares of Class A common stock subject to stock options granted under the Stock Option Plan to Mr. Chapados which he has the right to acquire within 60 days of May 2, 2011 by exercise of those options.

(11)
Includes 36,299 shares of Class A common stock allocated to Mr. Landes under the GCI 401(k) Plan, as of December 31, 2010.

(12)
Balance as of December 31, 2010.

(13)
Balance as of March 31, 2011.

(14)
Includes 480,000 shares of Class A common stock which such persons have the right to acquire within 60 days of May 2, 2011 through the exercise of vested stock options. Includes 358,020 shares of Class A common stock and 12,831 shares of Class B common stock allocated to such persons under the GCI 401(k) Plan.

Changes in Control

        Pledged Assets and Securities.    Our obligations under our credit facilities are secured by substantially all of our assets. Should there be a default by us under such agreements, our lenders could gain control of our assets. We have been at all times during 2010 in compliance with all material terms of these credit facilities.

        Senior Notes.    In 2011, GCI, Inc., sold $325 million in aggregate principal amount of senior debt securities due in 2021.

        The senior notes are subject to the terms of an indenture entered into by GCI, Inc. Upon the occurrence of a change of control, as defined in the Indenture, GCI, Inc. is required to offer to purchase those senior notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest. The indenture provides that those senior notes are redeemable at the option of GCI, Inc. at specified redemption prices commencing in 2016. The terms of the senior notes contain limitations on the ability of GCI, Inc. and its restricted subsidiaries to incur additional indebtedness, limitations on investments, payment of dividends and other restricted payments and limitations on liens, asset sales, mergers, transactions with affiliates and operation of unrestricted subsidiaries. The indenture also limits the ability of GCI, Inc. and its restricted subsidiaries to enter into, or allow to exist, specified restrictions on the ability of GCI, Inc. to receive distributions from restricted subsidiaries.

        For purposes of the indenture and the senior notes, the restricted subsidiaries consist of all of our direct or indirect subsidiaries, with the exception of certain unrestricted subsidiaries. Under the terms of the indenture, an unrestricted subsidiary is a subsidiary of GCI, Inc. so designated from time to time in accordance with procedures as set forth in the indenture. As of the issuance date of the senior notes on May 20, 2011, these unrestricted subsidiaries consisted of the United Companies.

        In November 2009, GCI, Inc. issued $425 million of senior notes at 8.625% interest due in November 2019. The new senior notes have substantially similar terms as the 2011senior notes. They were used to pay off senior bank debt and for general corporate purposes.

        We and GCI, Inc. have since the issuance of the senior notes and up through March 31, 2011, been in compliance with all material terms of the Indenture including making timely payments on the obligations of GCI, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Transactions

  Transactions with Related Persons

        Stanton Shareholdings, Registration Rights Agreement. As of December 31, 2010, John W. Stanton and Theresa E. Gillespie, husband and wife (collectively, "Stantons"), continued to be significant shareholders of Parent's Class B common stock. As of that date, neither the Stantons nor the Stantons' affiliates were Parent's directors, officers, nominees for election as directors, or members of the immediate family of such directors, officers, or nominees.

        Parent is a party to a registration rights agreement ("Stanton Registration Rights Agreement") with the Stantons regarding all unregistered shares the Stantons hold in Parent's Class B common stock and any shares of Parent's Class A common stock resulting from conversion of that Class B common stock to Class A common stock. The basic terms of the Stanton Registration Rights Agreement are as follows. If Parent proposes to register any of its securities under the Securities Act for Parent's own account or for the account of one or more of its shareholders, Parent must notify the Stantons of that intent. In addition, Parent must allow the Stantons an opportunity to include the holder's shares ("Stanton Registerable Shares") in that registration.

        Under the Stanton Registration Rights Agreement, the Stantons also have the right, under certain circumstances, to require Parent to register all or any portion of the Stanton Registerable Shares under the Securities Act. The agreement is subject to certain limitations and restrictions, including Parent's right to limit the number of Stanton Registerable Shares included in the registration. Generally, Parent is required to pay all registration expenses in connection with each registration of Stanton Registerable Shares pursuant to this agreement.

        The Stanton Registration Rights Agreement specifically states Parent is not required to effect any registration on behalf of the Stantons regarding Stanton Registerable Shares if the request for registration covers an aggregate number of Stanton Registerable Shares having a market value of less than $1.5 million. The agreement further states Parent is not required to effect such a registration for the Stantons where Parent has at that point previously filed two registration statements with the SEC, or where the registration would require Parent to undergo an interim audit or prepare and file with the SEC sooner than otherwise required financial statements relating to the proposed transaction. Finally, the agreement states Parent is not required to effect such a registration when in the opinion of Parent's legal counsel a registration is not required in order to permit resale under Rule 144 as adopted by the SEC pursuant to the Exchange Act.

        The Stanton Registration Rights Agreement provides that the first demand for registration by the Stantons must be for no less than 15% of the total number of Stanton Registerable Shares. However, the Stantons may take the opportunity to require Parent to include the Stanton Registerable Shares as incidental to a registered offering proposed by Parent.

        Duncan Leases. In 1991, Parent entered into a long-term capital lease agreement with a partnership in which Mr. Duncan held a 50% ownership interest. Mr. Duncan later sold that interest to an individual who later became his spouse. However, Mr. Duncan remains a guarantor on the note which was used to finance the acquisition of the property subject to the lease. The leased asset was capitalized in 1991 at the owner's cost of $900,000 and the related obligation was recorded in the accompanying financial statements. The lease agreement was amended in 2008, and Parent has increased Parent's existing capital lease asset and liability by $1.3 million to record the extension of the capital lease. The amended lease terminates on September 30, 2026. The property consists of a building presently occupied by Parent. As of December 31, 2010, the payments on the lease were $21,532 per month. They continue at that rate through September 2011. In October 2011, the payments on the lease will increase to $22,332 per month.

        In January 2001, Parent entered into an aircraft operating lease agreement with a company owned by Mr. Duncan. The lease agreement is presently month-to-month and may be terminated at any time upon 120 days' prior written notice. The lease rate is $75,000 per month. Upon signing the lease, the lessor was granted an option purchase 250,000 shares of Parent Class A common stock at $6.50 per share, none of which shares of the option remained or were exercisable at December 31, 2010. Parent paid a deposit of $1.5 million in connection with the lease. The deposit will be repaid to Parent upon the earlier of six months after the agreement terminates, or nine months after the date of a termination notice. In December 2010, Parent paid $350,000 to the lessor for the right to return the aircraft to the lessor in the same condition it was in on December 27, 2010.

        ASRC Stock Purchase. In October 2010, Parent repurchased 7,486,240 shares of Parent's Class A common stock for $10.16 per share, representing a total purchase price of approximately $76 million

        Robert Walp Stock Purchase. In November and December 2010, Parent repurchased 201,893 shares of Parent Class A common stock for $11.10 per share, representing a total purchase price of approximately $2.2 million.

Review Procedure for Transactions with Related Persons

        The following describes Parent's policies and procedures for the review, approval or ratification of transactions in which Parent is to be a participant and where the amount involved in each instance exceeds $120,000 and in which any related person had or is to have a direct or indirect material interest ("Related Transactions"). Here, we use the term "related person" to mean any person who is one of Parent's directors, a nominee for director, an immediate family member of one of Parent's directors or executive officers, any person who is a holder of five percent or more of a class of Parent's common stock, or any immediate family member of such a holder.

        A related person who is one of Parent's officers, directors or employees ("Employee") is subject to Parent's Code of Business Conduct and Ethics ("Ethics Code"). The Ethics Code requires the Employee to act in the best interest of Parent and to avoid situations which may conflict with this obligation. The code specifically provides that a conflict of interest occurs when an Employee's private interest interferes in any way with Parent's interest. In the event an Employee suspects such a conflict, or even an appearance of conflict, he or she is urged by the Ethics Code to report the matter to an appropriate authority. The Ethics Code, Nominating and Corporate Governance Committee Charter and the Audit Committee Charter define that authority as being Parent's Chief Financial Officer, the Nominating and Corporate Governance Committee, the Audit Committee (in the context of suspected illegal or unethical behavior-related violations pertaining to accounting, or internal controls on accounting or audit matters), or the Employee's supervisor within Parent, as the case may be.

        The Ethics Code further provides that an Employee is prohibited from taking a personal interest in a business opportunity discovered through use of corporate position, information or property that properly belongs to Parent. The Ethics Code also provides that an Employee must not compete with, and in particular, must not use corporate position, information, or property for personal gain or to compete with, Parent.

        The Ethics Code provides that any waiver of its provisions for Parent's executive officers and directors may be made only by Parent's board and must be promptly disclosed to Parent's shareholders. This disclosure must include an identification of the person who received the waiver, the date of the grant of the waiver by Parent's board, and a brief description of the circumstances and reasons under which it was given.

        The Ethics Code is silent as to the treatment of immediate family members of Parent's employees, holders of five percent or more of a class of Parent's stock, or the immediate family members of them. Parent considers such Related Transactions with such persons on a case-by-case basis, if at all, by analogy to existing procedures as above described pertaining to Parent's employees.

        During 2010, there were no Related Transactions. The leases described previously were entered into prior to the establishment of the Ethics Code.

DESCRIPTION OF THE NEW NOTES

        The Company will issue the New Notes under an indenture (the "Indenture"), between itself and Union Bank, N.A., as Trustee (the "Trustee"), that also governs the Old Notes. The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). A copy of the Indenture was attached as Exhibit 4.4 to a Current Report on Form 8-K that we filed with the SEC on May 25, 2011, and may be obtained from the Company or the initial purchaser. You can find definitions of certain capitalized terms used in this section of the Prospectus under "—Certain Definitions." Any terms defined in this section of the Prospectus will carry the meanings given to them for the purposes of this section only. For purposes of this section, references to the "Company" include only GCI, Inc. and not its subsidiaries or Parent.

        The Company will issue the New Notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Trustee will initially act as paying agent and registrar for the New Notes. The New Notes may be presented for registration or transfer and exchange at the offices of the registrar. The Company may change any paying agent and registrar without notice to holders of the New Notes (the "Holders"). The Company will pay principal (and premium, if any) on the New Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders. Any Old Notes that remain outstanding after the completion of the exchange offer, together with the New Notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture. For purposes of this section only, the single class of securities that are comprised of outstanding Old Notes and the New Notes are referred to as the "Notes".

Principal, Maturity and Interest

        The Notes will mature on June 1, 2021, and will be initially issued in an aggregate principal amount of $325 million. Additional Notes may be issued from time to time, subject to the limitations set forth under "—Certain Covenants—Limitation on Indebtedness." The Notes will bear interest at the rate of 6 3/4% per annum and will be payable semiannually in cash on June 1 and December 1 of each year, beginning on December 1, 2011, to the persons who are registered holders of the Notes at the close of business on the preceding May 15 or November 15, respectively, as the case may be. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance to but excluding the date of payment.

Ranking

        The Notes will be senior unsecured obligations of the Company, will rank equally in right of payment with existing and future senior unsecured indebtedness of the Company and senior in right of payment to all future subordinated indebtedness of the Company. The Notes will be effectively junior in right of payment to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and will be structurally junior in right of payment to all existing and future indebtedness and liabilities of the Company's subsidiaries, including any trade payables and indebtedness of the Company's subsidiaries. As of March 31, 2011, after giving effect to this offering and the use of the net proceeds therefrom as described herein, (i) the Company and its subsidiaries would have had $888.8 million of indebtedness outstanding, of which approximately $138.8 million would have been secured and approximately $425.0 million would have ranked equally in right of payment with the Notes and (ii) the Company's subsidiaries would have had $138.8 million of total indebtedness and $498.9 million of total liabilities, including trade payables, outstanding.

        Although the Indenture contains limitations on the amount of additional Indebtedness which the Company and its Restricted Subsidiaries may incur, the amounts of such Indebtedness could be substantial and, in any case, significant amounts of such Indebtedness may be Indebtedness of Subsidiaries (which will be effectively senior in right of payment to the Notes). See "—Certain Covenants." Moreover, claims of creditors of the Company's Subsidiaries, including trade creditors, and holders of Preferred Stock of the Company's Subsidiaries (if any), will generally have a priority as to the assets of such Subsidiaries over the claims of the Company.

        The Notes are obligations exclusively of the Company. Since the operations of the Company are conducted through Subsidiaries, the Company's cash flow and the consequent ability to service debt of the Company, including the Notes, are dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its Subsidiaries are subject to statutory and contractual restrictions, are dependent upon the earnings of those Subsidiaries and are subject to various business considerations. See "Risk Factors—Risks Relating to the New Notes and the Exchange Offer—GCI, Inc., the sole obligor of the New Notes, is a holding company. We may not be able to service the New Notes because of our operational structure."

Optional Redemption

        The Notes are not redeemable prior to June 1, 2016. At any time on or after June 1, 2016, the Notes are redeemable at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (if any) to the date of redemption:

        If redeemed during the 12-month period commencing June 1 of the year indicated:

Year	Redemption Price
2016	103.375%
2017	102.250%
2018	101.125%
2019 and thereafter	100.000%

        Notwithstanding the foregoing, on or prior to June 1, 2014, the Company may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem up to a maximum of 35% of the initially outstanding aggregate principal amount of Notes at a redemption price equal to 106.750% of the principal amount of the Notes, together with accrued and unpaid interest thereon to the date of redemption; provided that not less than 65% of the principal amount of the Notes issued under the Indenture remain outstanding following any such redemption.

        As used in the preceding paragraph, "Public Equity Offering" means an underwritten public offering of Qualified Stock of Parent or the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act; provided that in the event of a Public Equity Offering by Parent, Parent contributes to the capital of the Company as common equity the portion of the net cash proceeds of such Public Equity Offering necessary to pay the aggregate redemption price (plus accrued and unpaid interest thereon to the redemption date) of the Notes to be redeemed pursuant to the preceding paragraph.

        In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $2,000 or less shall be redeemed in part; provided, further, that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to procedures of the Depository Trust Company ("DTC"), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that related to such Notes shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Sinking Fund

        There will be no mandatory sinking fund payments for the Notes.

Change of Control

        Upon the occurrence of a Change of Control, each holder of Notes shall have the right to require the Company to purchase all or any part (equal to $1,000 or an integral multiple thereof except that no Note will be purchased in part if the remaining portion thereof would not be at least $2,000) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the purchase date (the "Change of Control Payment"). A Change of Control will not occur if the persons obtaining control of the Company are one or more of the Permitted Holders.

        Within 30 days following any Change of Control, the Company shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and (ii) mail a notice to each holder of Notes stating: (1) that a Change of Control has occurred and a Change of Control Offer is being made and that all Notes timely tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Note (or portion thereof) accepted for payment (and duly paid on the Change of Control Payment Date) pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (4) that any Notes (or portions thereof) not tendered will continue to accrue interest; (5) a description of the transaction or transactions constituting the Change of Control; and (6) the procedures that holders of Notes must follow in order to tender their Notes (or portions thereof) for payment and the procedures that holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the "Change of Control" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

        Except as described above with respect to a Change of Control, the Indenture does not contain any provisions that permit the holders of the Notes to require that the Company purchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

        The Change of Control purchase feature is a result of negotiations between the Company and the initial purchaser. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company to Incur additional Indebtedness are contained in the covenants described under "—Certain Covenants—Limitation on Indebtedness" and "—Certain Covenants—Limitation on Liens." Such restrictions can only be waived with the consent of the registered holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

        The Credit Facility may impose restrictions on the ability of the Company's Subsidiaries to pay dividends or make distributions to the Company. Such restrictions may limit the ability of the Company to fund any purchase of the Notes upon a Change of Control. There can be no assurance that the Company will be able to fund any purchase of the Notes upon a Change of Control.

Certain Covenants

        The Indenture will contain, among others, the following covenants:

        Limitation on Indebtedness.    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness; provided, however, that (a) if after giving pro forma effect to the application of the proceeds thereof, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence, the Company may Incur Indebtedness, and Restricted Subsidiaries may borrow or Guarantee borrowings under any Credit Facility (other than any debt securities) or incur Indebtedness that is Vendor Financing, if on the date of the Incurrence of such Indebtedness, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Leverage Ratio of the Company and the Restricted Subsidiaries (on a consolidated basis) would not exceed 5.5 to 1.0 and (b) Permitted Indebtedness may be Incurred.

        "Permitted Indebtedness" is defined to include any and all of the following:

          (i)  Indebtedness pursuant to any Credit Facility incurred under this clause (i) in an aggregate principal amount outstanding at any time not to exceed the greater of (a) $250 million, reduced by the amount of any prepayments made on the Indebtedness incurred under any Credit Facility pursuant to "—Limitation on Asset Sales" and (b) 3.0 times Trailing EBITDA of the Company and its Restricted Subsidiaries; provided, however, that the amount of Indebtedness permitted to be incurred pursuant to either clause (a) or (b) is reduced by the amount of then outstanding Vendor Financing, or refinancing thereof, secured by a Lien, incurred pursuant to clause (xii), or pursuant to clause (iii) in the case of a refinancing, of the definition of Permitted Liens; (ii) Indebtedness of the Company evidenced by the Notes issued on the Issue Date; (iii) Indebtedness of the Company owing to and held by a Restricted Subsidiary and Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however, that any event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof; provided, further, that any Indebtedness of the Company owing to and held by a Restricted Subsidiary shall be expressly subordinated to the Notes; (iv) Indebtedness (other than Indebtedness permitted by the immediately preceding paragraph or elsewhere in this paragraph) in an aggregate principal amount outstanding at any time not to exceed $15 million; (v) Indebtedness under Interest Rate Agreements entered into for the purpose of limiting interest rate risks, provided, that the obligations under such agreements are related to payment obligations on Indebtedness otherwise permitted by the terms of this covenant; (vi) Indebtedness in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit; (vii) Indebtedness outstanding on the Issue Date (after giving effect to the application of the proceeds of the sale of the Notes); and (viii) Permitted Refinancing Indebtedness Incurred in respect of Indebtedness Incurred pursuant to clause (a) of the immediately preceding paragraph and clauses (ii) and (vii) above.

        Limitation on Restricted Payments. The Company shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment, (a) a Default or an Event of Default shall have occurred and be continuing, (b) the Company could not Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of "—Limitation on Indebtedness" or (c) the aggregate amount of such Restricted Payment and all other Restricted Payments made since February 17, 2004 (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of (i) the excess of (A) Cumulative EBITDA over (B) the product of 1.5 and Cumulative Interest Expense, (ii) Capital Stock Sale Proceeds, (iii) the amount by which Indebtedness of the Company or any Restricted Subsidiary is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or any Restricted Subsidiary convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon conversion or exchange) and (iv) an amount equal to the net reduction in Investments made by the Company and its Restricted Subsidiaries subsequent to the Issue Date in any Person resulting from (A) dividends, repayment of loans or advances, or other transfers or distributions of Property (but only to the extent the Company excludes such transfers or distributions from the calculation of Cumulative EBITDA for purposes of clause (c)(i)(A) above), in each case to the Company or any Restricted Subsidiary from any Person or (B) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed, in the case of (A) or (B) of this subclause (iv), the amount of such Investments previously made by the Company and its Restricted Subsidiaries in such Person or such Unrestricted Subsidiary, as the case may be, which were treated as Restricted Payments. As of March 31, 2011, the amount available to make Restricted Payments pursuant to this paragraph would have been approximately $421.6 million.

        Notwithstanding the foregoing limitation, the Company and its Restricted Subsidiaries, may (a) pay dividends on its Capital Stock within 60 days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the Indenture, (b) redeem, repurchase, defease, acquire or retire for value, any Indebtedness subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes with the proceeds of any Indebtedness that is Permitted Refinancing Indebtedness in respect of such subordinated Indebtedness, (c) acquire, redeem or retire Capital Stock of the Company or Indebtedness subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes in exchange for, or in connection with a substantially concurrent issuance of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any Subsidiary of the Company), (d) when the Company could incur at least one dollar of additional indebtedness pursuant to clause (a) of the first paragraph of "Limitation on Indebtedness," make Investments in Persons the primary businesses of which are Related Businesses (other than Investments in the Capital Stock of the Company) in an amount at any time outstanding not to exceed in the aggregate for all such Investments made in reliance upon this clause (d), the sum of (i) $35 million and (ii) an amount equal to the net reduction in Investments made by the Company and its Restricted Subsidiaries subsequent to

November 3, 2009 in any Person resulting from payments of dividends, repayment of loans or advances, or other transfers or distributions of Property (to the extent not included in EBITDA) to the Company or any Restricted Subsidiary from any Person (but only to the extent such net reduction in Investments has not been utilized to permit a Restricted Payment pursuant to clause (c) (i) or (c) (iv) in the immediately preceding paragraph) not to exceed, in the case of clause (d) (ii), the amount of such Investments previously made by the Company and its Restricted Subsidiaries in such Person which were treated as Restricted Payments, (e) purchase or redeem Capital Stock in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees of Parent, the Company or one of its Subsidiaries; provided, however, that the amount paid in connection with all such redemptions or repurchases pursuant to this clause (e) shall not exceed in any fiscal year $2 million in-the aggregate, and (f) additional Restricted Payments up to an aggregate amount of $65 million if at the time of making any such Restricted Payment, the Leverage Ratio of the Company and its Restricted Subsidiaries (on a consolidated basis) is less than 5.0 to 1.0.

        Any payments made pursuant to clauses (b) and (c) of the immediately preceding paragraph shall be excluded from the calculation of the aggregate amount of Restricted Payments made after the Issue Date; provided, however, that the proceeds from the issuance of Capital Stock pursuant to clause (c) of the immediately preceding paragraph shall not constitute Capital Stock Sale Proceeds for purposes of clause (c) (ii) of the first paragraph of this covenant. The Company may, at the time of any Restricted Payment, designate, by delivery to the Trustee of an Officers' Certificate referencing this covenant and such designation, whether such Restricted Payment is being made in accordance with the second preceding paragraph or, if applicable, the clause of the preceding paragraph pursuant to which such Restricted Payment is being made.

        Limitation on Liens.    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property, whether now owned or hereafter acquired, or any interest therein, or any income or profits therefrom, unless (a) with respect to any Restricted Subsidiary, such Lien secures Indebtedness other than Guarantees of Indebtedness of the Company or (b) effective provision has been or will be made whereby the Notes will be secured by such Lien equally and ratably with all other Indebtedness of the Company or any Restricted Subsidiary secured by such Lien; provided, however, that no Lien may be granted with respect to Indebtedness of the Company that is subordinated to the Notes.

        Limitation on Asset Sales.    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale after the Issue Date unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale and (ii) at least 80% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash, cash equivalents or assets substantially comparable in type to the assets being sold; provided, however, this clause (ii) shall not apply to any sales of property or equipment that have become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Restricted Subsidiary, as the case may be. For purposes of clause (ii) above, the following shall be deemed to be cash: (x) the amount of any Indebtedness (other than Indebtedness subordinate to the Notes) of the Issuer or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which the Issuer or such Restricted Subsidiary is unconditionally released by the holder of such Indebtedness, and (y) the amount of any obligations received from the transferee in such Asset Sale that are within 90 days repaid, converted into or sold or otherwise disposed of for cash or cash equivalents (to the extent of such cash or cash equivalents actually so received).

        The Net Available Cash (or any portion thereof) from Asset Sales may be applied by the Company or a Restricted Subsidiary, (A) to prepay, repay or purchase Indebtedness under any Credit Facility or

Indebtedness of a Restricted Subsidiary (excluding Indebtedness owed to the Company or an Affiliate of the Company); or (B) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary).

        Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within one year from the date of such Asset Sale or the receipt of such Net Available Cash shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10 million (taking into account income earned on such Excess Proceeds), the Company will be required to make an offer to purchase (the "Prepayment Offer") the Notes, and any other Indebtedness, if any, that ranks pari passu with the Notes and contains similar provisions requiring an Asset Sale prepayment offer, on a pro rata basis, at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon (if any) to the date of purchase in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture (or, in the event of Indebtedness that is discounted, at a price of the then accreted value thereof); provided, however, if any other such Indebtedness that ranks pari passu with the Notes does not contain similar Asset Sale prepayment offer provisions with regard to the pro rata repayment of such other Indebtedness and the Notes, the Company will be required to purchase the Notes before purchasing any other such Indebtedness from such Excess Proceeds. If the aggregate principal amount of Notes surrendered for purchase by holders thereof exceeds the amount of Excess Proceeds allocated to the Notes, then the Trustee shall select the Notes to be purchased pro rata according to principal amount or by lot with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1,000, or integral multiples thereof, shall be purchased and that no Note in a denomination of less than $2,000 shall be outstanding. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and, provided that all holders of Notes have been given the opportunity to tender their Notes for purchase as described in the following paragraph in accordance with the Indenture, the Company or such Restricted Subsidiary may use such remaining amount for general corporate purposes and the amount of Excess Proceeds will be reset to zero.

        Within five Business Days after one year from the date of an Asset Sale or the receipt of Net Available Cash therefrom, the Company shall, if it is obligated to make a Prepayment Offer, send a written notice, by first-class mail, to the holders of the Notes (the "Prepayment Offer Notice"), accompanied by such information regarding the Company and its Subsidiaries as the Company in good faith believes will enable such holders of the Notes to make an informed decision with respect to the Prepayment Offer. The Prepayment Offer Notice will state, among other things, (a) that the Company is offering to purchase Notes pursuant to the provisions of the Indenture described herein under "—Limitation on Asset Sales," (b) that any Note (or any portion thereof) accepted for payment (and duly paid on the Purchase Date (defined below)) pursuant to the Prepayment Offer shall cease to accrue interest after the Purchase Date, (c) the purchase price and purchase date, which shall be, subject to any contrary requirements of applicable law, no less than 30 days nor more than 60 days from the date the Prepayment Offer Notice is mailed (the "Purchase Date"), (d) the aggregate principal amount of Notes (or portions thereof) to be purchased and (e) a description of the procedure which holders of Notes must follow in order to tender their Notes (or portions thereof) and the procedures that holders of Notes must follow in order to withdraw an election to tender their Notes (or portions thereof) for payment.

        The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Prepayment Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

        Limitation on Restrictions on Distributions from Restricted Subsidiaries.    The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective, or enter into any agreement with any Person that would cause to become effective, any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Indebtedness or other obligation owed, to the Company or any other Restricted Subsidiary, (b) make any loans or advances to the Company or any other Restricted Subsidiary or (c) transfer any of its Property to the Company or any other Restricted Subsidiary. Such limitation will not apply (1) with respect to clauses (a), (b) and (c), to encumbrances and restrictions (i) in existence under or by reason of any agreements (not otherwise described in clause (iii)) in effect on the Issue Date, (ii) relating to Indebtedness of a Restricted Subsidiary and existing at such Restricted Subsidiary at the time it became a Restricted Subsidiary if such encumbrance or restriction was not created in connection with or in anticipation of the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company, (iii) any encumbrance or restriction pursuant to Indebtedness of a Restricted Subsidiary, which in the good faith judgment of the Company will not impair the Company's ability to make required payments of interest and principal on the Notes when due or (iv) which result from the extension, renewal, refinancing, replacement, refunding or amendment of an agreement referred to in the immediately preceding clauses (1) (i) and (ii) above and in clauses (2) (i) and (ii) below, provided, such encumbrance or restriction is no more restrictive to such Restricted Subsidiary and is not materially less favorable to the holders of Notes than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced, replaced, refunded or amended, and (2) with respect to clause (c) only, to (i) any encumbrance or restriction relating to Indebtedness that is permitted to be Incurred and secured pursuant to the provisions under "—Limitation on Indebtedness" and "—Limitation on Liens" that limits the right of the debtor to dispose of the assets or Property securing such Indebtedness, (ii) any encumbrance or restriction in connection with an acquisition of Property, so long as such encumbrance or restriction relates solely to the Property so acquired and was not created in connection with or in anticipation of such acquisition, (iii) customary provisions restricting subletting or assignment of leases of the Company or any Restricted Subsidiary and customary provisions in other agreements that restrict assignment of such agreements or rights thereunder or (iv) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale.

        Limitation on Transactions with Affiliates.    The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, lease or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless (a) the terms of such Affiliate Transaction are (i) set forth in writing, (ii) in the best interest of the Company or such Restricted Subsidiary, as the case may be, and (iii) no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of the Company or such Restricted Subsidiary, (b) with respect to an Affiliate Transaction involving aggregate payments or value in excess of $25 million, the Board of Directors of the Company (including a majority of the disinterested members of the Board of Directors of the Company) approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clauses (a)(ii) and (iii) of this paragraph as evidenced by a Board Resolution and (c) with respect to an Affiliate Transaction involving aggregate payments or value in excess of $50 million, the Company obtains a written opinion from an independent appraisal firm to the effect that such Affiliate Transaction is fair, from a financial point of view to the Company or such Restricted Subsidiary, as applicable.

        Notwithstanding the foregoing limitation, the Company may enter into or suffer to exist the following: (i) any transaction pursuant to any contract in existence on the Issue Date on the terms of such contract as in effect on the Issue Date; (ii) any transaction or series of transactions between the Company and one or more of its Restricted Subsidiaries or between two or more of its Restricted Subsidiaries; (iii) any Restricted Payment permitted to be made pursuant to "—Limitation on Restricted Payments"; (iv) the payment of compensation (including, amounts paid pursuant to employee benefit plans) for the personal services of, and indemnification arrangements for, officers, directors and employees of Parent, the Company or any of its Restricted Subsidiaries, so long as the Board of Directors of the Company in good faith shall have approved the terms thereof and deemed the services theretofore or thereafter to be performed for such compensation or fees to be fair consideration therefor; (v) loans and advances to employees of Parent, the Company or a Restricted Subsidiary made in the ordinary course of business and consistent with past practice of Parent, the Company or such Restricted Subsidiary, as the case may be, provided, that such loans and advances do not exceed in the aggregate $6 million at any one time outstanding; and (vi) agreements pursuant to any tax sharing arrangements among Parent, the Company and its Subsidiaries that are substantially similar to the tax sharing arrangements in place as of the Issue Date.

        Operation of Unrestricted Subsidiaries.    The Company shall cause each of its Unrestricted Subsidiaries (i) to maintain continuously articles or a certificate of incorporation or, in the case of a partnership, a partnership agreement, (ii) to maintain separate books and records including, without limitation, separate financial statements; (iii) not to commingle any of its properties or assets with the properties or assets of the Company or any Restricted Subsidiary; (iv) to pay its liabilities, the salaries of its employees and all consultant and advisor fees and expenses directly out of funds that do not comprise in whole or in part the funds of the Company or any of its Restricted Subsidiaries and (v) otherwise to hold itself out as a separate entity.

        Prohibition on Incurrence of Certain Indebtedness.    The Company shall not incur any Indebtedness that is subordinated to any other Indebtedness of the Company unless such Indebtedness is subordinated on the same basis to the Notes.

        Merger, Consolidation and Sale of Assets.    The Company will not merge or consolidate with or into any other entity (other than a merger of a wholly owned Restricted Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of its Property in any one transaction or series of transactions unless: (a) the entity formed by or surviving any such consolidation or merger (if the Company is not the surviving entity) or the Person to which such sale, transfer, assignment, lease, conveyance or other disposition is made (the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America or a State thereof or the District of Columbia and such corporation expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such corporation, the due and punctual payment of the principal of, and interest on, all the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company; (b) immediately before and after giving effect to such transaction or series of transactions, no Default or Event of Default shall have occurred and be continuing; (c) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness Incurred or anticipated to be Incurred in connection with such transaction or series of transactions), the Company or the Surviving Entity, as the case may be, would be able to Incur at least $1.00 of additional Indebtedness under clause (a) of the first paragraph of "—Certain Covenants—Limitation on Indebtedness"; and (d) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of the Company's Property, such Property shall have been transferred as an entirety or virtually as an entirety to one Person.

        In connection with any consolidation, merger or transfer contemplated by this provision, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer, assignment, lease, conveyance or other disposition and the supplemental indenture in respect thereof comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

        SEC Reports.    The Company shall file with the Trustee and provide Holders of the Notes, within 15 days after it files with the Commission, copies of its annual report and the information, documents and other reports which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall continue to file with the Commission and provide the Trustee and Holders of the Notes with the annual reports and the information, documents and other reports as are specified in Section 13 and 15(d) of the Exchange Act and applicable to a United States corporation subject to such sections at the times specified for filing of such information. The Company also shall comply with the other provisions of TIA Section 314(a).

        Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants under the Indenture (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

        In addition, for so long as any Notes remain outstanding, the Company will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        Conduct of Business.    The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, ancillary or reasonably related to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

        Payments for Consent.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

        Events of Default in respect of the Notes as set forth in the Indenture include: (i) failure to make any payment of any principal of any of the Notes when the same becomes due and payable at maturity, upon acceleration, redemption, optional redemption, required purchase or otherwise; (ii) failure to make the payment of any interest on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days; (iii) failure to comply with any other covenant or agreement in the Notes or in the Indenture and such failure continues for 30 days after written notice from the Trustee or the registered holders of not less than 25% in aggregate principal amount of the Notes then outstanding; (iv) a default under any Indebtedness for borrowed money by the Company or any Restricted Subsidiary which results in acceleration of the maturity of such Indebtedness, or failure to pay any such Indebtedness when due within any applicable grace period, in a total amount greater than $25 million; (v) any judgment or judgments for the payment of money in an uninsured aggregate amount in excess of $25 million shall be rendered against the Company or any Restricted Subsidiary and shall not be waived, satisfied or discharged for any period of 30 consecutive days during which a stay of enforcement shall not be in effect; and (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that together would constitute a Significant Subsidiary). The Indenture provides that the Trustee may withhold from the holders of the Notes notice of any Default (other than payment Defaults) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

        The Indenture will provide that if an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount of all the Notes then outstanding, plus accrued but unpaid interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of a majority in aggregate principal amount of the Notes then outstanding, may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, such amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

        The registered holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing Default, other than payment Defaults, with respect to the Notes or compliance with any provision of the Indenture and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

        No holder of the Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (i) such holder shall have previously given to the Trustee written notice of a continuing Event of Default, (ii) the registered holders of at least 25% in aggregate principal amount of the Notes then outstanding shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, (iii) the Trustee shall not have received from the registered holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request, and (iv) the Trustee shall have failed to institute such proceeding within 60 days; provided, however, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

Amendments and Waivers

        The Indenture may be amended with the consent of the registered holders of a majority in principal amount of the Notes to be affected then outstanding (including consents obtained in connection with a tender offer or exchange offer for the Notes) and any past Default, other than payment Defaults, or compliance with any provisions may also be waived with the consent of the registered holders of a majority in principal amount of the Notes to be affected then outstanding; provided, however, without the consent of each holder of an outstanding Note to be affected, no amendment may, among other things, (i) reduce the amount of Notes whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) make any Note payable in money other than that stated in the Note, (v) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes, (vi) modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes in a manner which adversely affects the holders of the Notes, (vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions, (viii) reduce the premium payable upon the redemption of any Note or change the time at which any Note may or shall be redeemed as described under "Optional Redemption" (other than to change the redemption notice requirements) or (ix) after the Company's obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto.

        Without the consent of any holder of the Notes, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, as amended (the "Code"), or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the TIA.

        The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the Indenture becomes effective, the Company is required to mail to registered holders of the Notes affected a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

          (1)   the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

          (2)   the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

          (3)   the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment and bankruptcy, receivership, reorganization and insolvency events relating to the Company) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

          (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

            (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

            (b)   since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

          (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)   the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and

          (7)   the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

        Notwithstanding the foregoing, the Opinion of Counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year or have been called for redemption within one year pursuant to the provisions described under "—Optional Redemption".

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

          (1)   either:

            (a)   all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (b)   all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable within one year or (iii) have been called for redemption within one year pursuant to the provisions described under "—Optional Redemption," and, in any case, the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the scheduled maturity date or date of redemption, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

          (2)   the Company has paid all other sums payable under the Indenture by the Company; and

          (3)   the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used in this section of the Prospectus for which no definition is provided.

        "Additional Assets" means (i) any Property (other than cash, cash equivalents or securities) to be owned by the Company or a Restricted Subsidiary and used in a Related Business, (ii) the costs of improving or developing any Property owned by the Company or a Restricted Subsidiary which is used in a Related Business and (iii) Investments in any other Person engaged primarily in a Related Business (including the acquisition from third parties of Capital Stock of such Person) as a result of which such other Person becomes a Restricted Subsidiary or is merged or consolidated with or into the Company or any Restricted Subsidiary.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "Asset Sale" means, with respect to any Person, any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger or a Sale and Leaseback Transaction) by such Person or any of its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) in any single transaction or series of transactions of (a) shares of Capital Stock or other ownership interests in another Person (including, with respect to the Company and its Restricted Subsidiaries, Capital Stock of Unrestricted Subsidiaries) or (b) any other Property of such Person or any of its Restricted Subsidiaries; provided, however, that the term "Asset Sale" shall not include: (i) the sale or transfer of Temporary Cash Investments, inventory, accounts receivable or other Property (including, without limitation, the sale or lease of excess satellite transponder capacity and the sale or lease of excess fiber capacity) in the ordinary course of business; (ii) the liquidation of Property received in settlement of debts owing to such Person or any of its Restricted Subsidiaries as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to such Person or any of its Restricted Subsidiaries in the ordinary course of business; (iii) when used with respect to the Company, any asset disposition permitted pursuant to "—Merger, Consolidation and Sale of Assets" which constitutes a disposition of all or substantially all of the Company's Property; (iv) the sale or transfer of any Property by such Person or any of its Restricted Subsidiaries to such Person or any of its Restricted Subsidiaries; (v) a disposition in the form of a Restricted Payment permitted to be made pursuant to—Certain Covenants—Limitation on Restricted Payments"; or (vi) a disposition (taken together with any other dispositions in a single transaction or series of related transactions) with a Fair Market Value and a sale price of less than $5 million.

        "Attributable Indebtedness" means Indebtedness deemed to be incurred in respect of a Sale and Leaseback Transaction and shall be, at the date of determination, the present value (discounted at the actual rate of interest implicit in such transaction, compounded annually), of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

        "Average Life" means, as of the date of determination, with respect to any security, the quotient obtained by dividing (i) the sum of the products of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal or other redemption payment of such security multiplied by the amount of such payment by (ii) the sum of all such payments.

        "Board of Directors" of any Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

        "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors of the Company, to be in full force and effect on the date of such certification and delivered to the Trustee.

        "Capital Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

        "Capital Stock" means, with respect to any Person, any and all shares or other equivalents (however designated) of corporate stock, partnership interests or any other participation, right, warrant, option or other interest in the nature of an equity interest in such Person, but excluding any debt security convertible or exchangeable into such equity interest.

        "Capital Stock Sale Proceeds" means the aggregate Net Cash Proceeds received by the Company from the issue or sale (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company) by the Company of any class of its Capital Stock (other than Disqualified Stock) after the Issue Date.

        "Change of Control" means the occurrence of one or more of the following events:

          (1)   any sale, lease, exchange or other transfer (in one transaction or a series of related transactions), but other than by way of merger or consolidation, of all or substantially all of the assets of the Company or Parent to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders;

          (2)   the approval by the holders of Capital Stock of the Company or Parent, as the case may be, of any plan or proposal for the liquidation or dissolution of the Company or Parent, as the case may be (whether or not otherwise in compliance with the provisions of the Indenture);

          (3)   any Person or Group (other than the Permitted Holders, any entity formed for the purpose of owning Capital Stock of the Company or any direct or indirect wholly owned Subsidiary of Parent) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by Voting Stock of the Company or Parent; or

          (4)   the replacement of a majority of the Board of Directors of the Company or Parent over a two-year period from the directors who constituted the Board of Directors of the Company or Parent, as the case may be, at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company or Parent, as the case may be, then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

        "Consolidated Interest Expense" means, for any Person, for any period, the amount of interest in respect of Indebtedness (including amortization of original issue discount, fees payable in connection with financings, including commitment, availability and similar fees, and amortization of debt issuance costs, non-cash interest payments on any Indebtedness and the interest portion of any deferred payment obligation and after taking into account the effect of elections made under, and the net costs associated with, any Interest Rate Agreement, however denominated, with respect to such Indebtedness), the amount of dividends in respect of Disqualified Stock paid by such person, the amount of Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries of such Person held other than by such Person or a Subsidiary (other than any Unrestricted Subsidiary) of such Person, commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and the interest component of rentals in respect of any Capital Lease Obligation or Sale and Leaseback Transaction paid, accrued or scheduled to be paid or accrued by such Person during such period, determined on a consolidated basis for such Person and its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) in accordance with GAAP consistently applied. For purposes of this definition, interest on a Capital Lease Obligation or a Sale and Leaseback Transaction shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capital Lease Obligation or Sale and Leaseback Transaction in accordance with GAAP consistently applied.

        "Consolidated Net Income" of a Person means for any period, the net income (loss) of such Person and its Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income (i) with respect to the Company, any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (a) subject to the limitations contained in clause (iii) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (ii) below) and (b) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income, (ii) with respect to the Company, any net income (loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (a) subject to the limitations contained in clause (iii) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause) and (b) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income, (iii) any gains or losses realized upon the sale or other disposition of any Property of such Person or its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business, (iv) any extraordinary gain or loss and (v) the cumulative effect of a change in accounting principles.

        Notwithstanding the provisions of clause (ii) in the preceding paragraph, in the event that Consolidated Net Income is being calculated with respect to the Company or any Surviving Entity (a) for purposes of determining whether the Company or any Surviving Entity could incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of "—Certain Covenants—Limitation on Indebtedness" for purposes of (i) clause (b) of the first sentence under "—Certain Covenants—Limitation on Restricted Payments," (ii) clause (c) under "—Merger, Consolidation and Sale of Assets," (iii) the definition of "Unrestricted Subsidiary," or (iv) clause (d) of the second paragraph of "Certain Covenants—Limitation on Restricted Payments," (b) for purposes of calculating Cumulative EBITDA for purposes of clause (c) of the first sentence of "—Certain Covenants—Limitation on Restricted Payments," (c) for purposes of calculating the Leverage Ratio for purposes of clause (f) of the second paragraph of "—Certain Covenants—Limitations on Restricted Payments," then such clause (ii) shall be disregarded.

        Notwithstanding the provisions of clause (ii) in the first paragraph of this definition, in the event that Consolidated Net Income is being calculated with respect to the Company for purposes of determining whether the Incurrence of Indebtedness proposed to be Incurred is permissible under clause (a) of the first paragraph of "—Certain Covenants—Limitation on Indebtedness," clause (i)(b) of the definition of Permitted Indebtedness and clause (f) of the second paragraph of "—Certain Covenants—Limitation on Restricted Payments," then restrictions on the payment of dividends or the making of distributions to the Company by GCI Holdings, Inc. referred to in clause (1) (iii) of the first sentence under "—Certain Covenants—Limitation on Restrictions on Distributions From Restricted Subsidiaries" shall be disregarded.

        "Credit Facility" means one or more agreements pursuant to which the Company or any of its Restricted Subsidiaries incurs Indebtedness for borrowed money (whether in the form of a credit agreement, debt securities or other agreement), as amended and supplemented from time to time.

        "Cumulative EBITDA" means at any date of determination the cumulative EBITDA of the Company from and after the last day of the fiscal quarter of the Company immediately preceding February 17, 2004 to the end of the fiscal quarter immediately preceding the date of determination or, if such cumulative EBITDA for such period is negative, the amount (expressed as a negative number) by which such cumulative EBITDA is less than zero.

        "Cumulative Interest Expense" means at any date of determination the aggregate amount of Consolidated Interest Expense paid, accrued or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries from the last day of the fiscal quarter of the Company immediately preceding February 17, 2004 to the end of the fiscal quarter immediately preceding the date of determination.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is exchangeable for Indebtedness at the option of the holder thereof, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes.

        "EBITDA" means, for any Person, for any period, an amount equal to (A) the sum of (i) Consolidated Net Income for such period, plus, to the extent deducted in arriving at Consolidated Net Income for such period, (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, (iii) Consolidated Interest Expense for such period, (iv) depreciation for such period on a consolidated basis, (v) amortization of intangibles for such period on a consolidated basis, and (vi) any other non-cash items reducing Consolidated Net Income for such period, minus (B) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined in accordance with GAAP consistently applied, except that with respect to the Company each of the foregoing items shall be determined on a consolidated basis with respect to the Company and its Restricted Subsidiaries only.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Fair Market Value" means, with respect to any Property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined, except as otherwise provided, (i) if such property or asset has a Fair Market Value of less than or equal to $15 million, by any Officer of the Company or (ii) if such property or asset has a Fair Market Value in excess of $15 million, by a majority of the Board of Directors of the Company and evidenced by a Board Resolution, dated within 30 days of the relevant transaction.

        "GAAP" means accounting principles generally accepted in the United States of America as in effect on the Issue Date, unless stated otherwise.

        "GCI" means General Communication, Inc., an Alaska corporation, and its successors.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Hedging Obligation" of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, foreign exchange contract, currency swap agreement, currency option or any other similar agreement or arrangement.

        "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided, further, that solely for purposes of determining compliance with "Certain Covenants—Limitation on Indebtedness," amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at Stated Maturity.

        "Indebtedness" means (without duplication), with respect to any Person, any indebtedness, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding any balances that constitute customer advance payments and deposits, accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capital Lease Obligations, (ii) Indebtedness of other Persons secured by a Lien to which the Property owned or held by such first Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (the amount of such Indebtedness being deemed to be the lesser of the value of such property or assets or the amount of the Indebtedness so secured), (iii) Guarantees of Indebtedness of other Persons, (iv) any Disqualified Stock, (v) any Attributable Indebtedness, (vi) all reimbursement obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments or credit transactions issued for the account of such Person, (vii) in the case of the Company, Preferred Stock of its Restricted Subsidiaries, and (viii) to the extent not otherwise included in clauses (i) through (vii) of this paragraph, any payment obligations of any such Person at the time of determination under any Hedging Obligation. For purposes of this definition, the maximum fixed repurchase price of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date. For purposes of this definition, the amount of the payment obligation with respect to any Hedging Obligation shall be an amount equal to (i) zero, if such obligation is an Interest Rate Agreement permitted pursuant to clause (v) of the second paragraph of "—Certain Covenants—Limitation on Indebtedness" or (ii) the notional amount of such Hedging Obligation, if such Hedging Obligation is not an Interest Rate Agreement so permitted.

        "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement.

        "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be.

        "Issue Date" means the date on which the Notes are initially issued.

        "Leverage Ratio" means the ratio of (i) the outstanding Indebtedness of a Person and its Subsidiaries (or in the case of the Company, the outstanding Indebtedness of the Company and its Restricted Subsidiaries) divided by (ii) the Trailing EBITDA of such Person (or in the case of the Company, the Trailing EBITDA of the Company and its Restricted Subsidiaries).

        "Lien" means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

        "Net Available Cash" from an Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to such Properties or assets or received in any other noncash form) in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale, and in each case net of all payments made on any Indebtedness (a) which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or (b) which must (1) by its terms, or in order to obtain a necessary consent to such Asset Sale (except, in the case of this clause (b), Indebtedness that is pari passu with or subordinated to the Notes), or (2) by applicable law be repaid out of the proceeds from such Asset Sale, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale.

        "Net Cash Proceeds" with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Officer" means the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Accounting Officer, any Vice President, the Treasurer and the Secretary of the Company.

        "Officers' Certificate" means a certificate signed by two Officers of the Company, at least one of whom shall be the principal executive officer or principal financial officer of the Company, and delivered to the Trustee.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be counsel to Parent, the Company or the Trustee.

        "Parent" means GCI so long as it owns, and any other Person which acquires or owns, directly or indirectly, 80% or more of the Voting Stock of the Company.

        "Permitted Holders" means (i) Ronald Duncan and his estate, spouse, ancestors, lineal descendants and the trustee of any bona fide trust of which the foregoing are the sole beneficiaries and (ii) the General Communication, Inc. Employee Stock Purchase Plan.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to (after which such other Person shall cease to exist or shall remain a "shell" corporation), the Company or a Restricted Subsidiary; (iii) Temporary Cash Investments; (iv) accounts receivable owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; and (vii) loans and advances to employees of Parent, the Company or a Restricted Subsidiary made in the ordinary course of business consistent with past practice of Parent, the Company or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed in the aggregate $6 million at any one time outstanding.

        "Permitted Liens" means (i) Liens on the Property of the Company or any Restricted Subsidiary existing on the Issue Date; (ii) Liens under any Credit Facility relating to Indebtedness incurred pursuant to clause (i) of the definition of Permitted Indebtedness; (iii) Liens on the Property of the Company or any Restricted Subsidiary to secure any extension, renewal, refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in any of clause (i), (ii), (vii), (x) or (xii); provided, however, that any such Lien will be limited to all or part of the same Property that secured the original Lien (plus improvements on such Property) and the aggregate principal amount of Indebtedness that is secured by such Lien will not be increased to an amount greater than the sum of (A) the outstanding principal amount, or, if greater, the committed amount, of the Indebtedness secured by Liens described under clause (i), (ii), (vii), (x) or (xii), as applicable, at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any premiums, fees and other expenses incurred by the Company in connection with such extension, renewal, refinancing, replacement or refunding; (iv) Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings; (v) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens and other similar Liens on the Property of the Company or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations which are not more than 60 days past due or are being contested in good faith and by appropriate proceedings; (vi) Liens on the Property of the Company or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice; (vii) Liens on Property at the time the Company or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided such Lien shall not have been Incurred in anticipation of or in connection with such transaction or series of related transactions pursuant to which such Property was acquired by the Company or any Restricted Subsidiary; (viii) other Liens on the Property of the Company or any Restricted Subsidiary incidental to the conduct of their respective businesses or the ownership of their respective Properties which were not created in anticipation of or in connection with the Incurrence of Indebtedness or the obtaining of advances or credit and which do not in the aggregate materially detract from the value of their respective Properties or materially impair the use thereof in the operation of their respective businesses; (ix) pledges or deposits by the Company or any Restricted Subsidiary under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Company or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits for the payment of rent, in each case Incurred in the ordinary course of business; (x) Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; provided any such Lien does not extend to any other Property of the Company or any Restricted Subsidiary; and provided, further, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary; (xi) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character; and (xii) Liens on Property securing Vendor Financing permitted to be Incurred under clause (a) of the first paragraph of Limitations on Indebtedness, provided, however, that any such Lien will be limited to all or any part of the same Property purchased or acquired directly with such Vendor Financing and provided further, however, that, after giving effect to the Incurrence of Indebtedness that is secured by such Lien, the sum of (A) the outstanding principal amount of Indebtedness under any Credit Facility at that time and (B) the aggregate outstanding amount of Indebtedness secured by Liens permitted under this clause (xii) at such time, will not be greater than the amount of Indebtedness that could be Incurred under any Credit Facility pursuant to clause (i)(b) of the definition of Permitted Indebtedness at such time.

        "Permitted Refinancing Indebtedness" means any extensions, renewals, refinancings, replacements or refundings of any Indebtedness, including any successive extensions, renewals, substitutions, refinancings, replacements or refundings so long as (i) the aggregate amount of Indebtedness represented thereby is not increased by such extension, renewal, refinancing, replacement or refunding (other than to finance fees and expenses, including any premium and defeasance costs, incurred in connection therewith), (ii) the Average Life of such Indebtedness is equal to or greater than the Average Life of the Indebtedness being extended, renewed, refinanced, replaced or refunded, (iii) the Stated Maturity of such Indebtedness is no earlier than the Stated Maturity of the Indebtedness being extended, renewed, refinanced, replaced or refunded and (iv) the new Indebtedness shall not be senior in right of payment to the Indebtedness that is being extended, renewed, refinanced, replaced or refunded; provided, that Permitted Refinancing Indebtedness shall not include (a) Indebtedness of a Subsidiary that extends, renews, refinances, replaces or refunds, Indebtedness of the Company or (b) Indebtedness of the Company or a Restricted Subsidiary that extends, renews, refinances, replaces or refunds Indebtedness of an Unrestricted Subsidiary.

        "Person" means any individual, corporation, company (including any limited liability company), partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

        "Pro Forma EBITDA" means for any Person, for any period, the EBITDA of such Person as determined on a consolidated basis in accordance with GAAP consistently applied after giving effect to the following: (i) if, during or after such period, such Person or any of its Subsidiaries shall have made any disposition of any Person or business, Pro Forma EBITDA of such Person and its Subsidiaries shall be computed so as to give pro forma effect to such disposition and (ii) if, during or after such period, such Person or any of its Subsidiaries completes an acquisition of any Person or business which immediately after such acquisition is a Subsidiary of such Person or whose assets are held directly by such Person or a Subsidiary of such Person, Pro Forma EBITDA shall be computed so as to give pro forma effect to the acquisition of such Person or business; provided, however, that, with respect to the Company, all of the foregoing references to "Subsidiary or "Subsidiaries" shall be deemed to refer only to the "Restricted Subsidiaries" of the Company.

        "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation,

Capital Stock in, and other securities of, any other Person (but excluding Capital Stock or other securities issued by such first mentioned Person) .

        "Qualified Stock" means any Capital Stock that is not Disqualified Stock.

        "Related Business" means the business of (i) transmitting, or providing services related to the transmission of voice, video or data through owned or leased wireline or wireless transmission facilities, (ii) creating, developing, constructing, installing, repairing, maintaining or marketing communications-related systems, network equipment and facilities, software and other products or (iii) pursuing any other business that is related to those identified in the foregoing clause (i) or (ii).

        "Restricted Payment" means (i) any dividend or distribution (whether made in cash, Property or securities) declared or paid on or with respect to any shares of Capital Stock of the Company or Capital Stock of any Restricted Subsidiary except for any dividend or distribution which is made solely by a Restricted Subsidiary to the Company or another Restricted Subsidiary (and, if such Restricted Subsidiary is not wholly owned, to the other holders of Capital Stock of such Restricted Subsidiary on a pro rata basis) or dividends or distributions payable solely in shares of Capital Stock (other than Disqualified Stock) of the Company; (ii) a payment made by the Company or any Restricted Subsidiary to purchase, redeem, acquire or retire any Capital Stock of the Company or Capital Stock of any Affiliate of the Company (other than a Restricted Subsidiary) or any warrants, rights or options to directly or indirectly purchase or acquire any such Capital Stock or any securities exchangeable for or convertible into any such Capital Stock; (iii) a payment made by the Company or any Restricted Subsidiary to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment (other than the purchase, repurchase, or other acquisition of any Indebtedness subordinate in right of payment to the Notes purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), Indebtedness of the Company which is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes; or (iv) an Investment (other than Permitted Investments) in any Person.

        "Restricted Subsidiary" means (i) any Subsidiary of the Company on or after the Issue Date unless such Subsidiary shall have been designated an Unrestricted Subsidiary as permitted or required pursuant to the definition of "Unrestricted Subsidiary" and (ii) an Unrestricted Subsidiary which is redesignated as a Restricted Subsidiary as permitted pursuant to the definition of "Unrestricted Subsidiary."

        "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a Subsidiary of such Person (or, in the case of the Company, its Restricted Subsidiaries) and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries).

        "Significant Subsidiary" shall have the meaning set forth in Rule 1.02 (w) of Regulation S-X under the Securities Act as in effect on the Issue Date; provided, however, that for purposes of this definition only, (i) subclause (3) of such Rule 1.02(w) shall be disregarded and (ii)"Significant Subsidiary" shall include any Subsidiary (and its Subsidiaries) whose EBITDA comprises more than 10% of the EBITDA of the Company for the most recently completed fiscal year; and provided, further, that no Unrestricted Subsidiary shall be deemed a Significant Subsidiary.

        "Stated Maturity" means, with respect to any Indebtedness, the date specified in such Indebtedness as the final date on which the payment of principal of such Indebtedness is due and payable.

        "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which at least a majority of the total voting power of the Voting Stock is held by such first-named Person or any of its Subsidiaries and such firstnamed Person or any of its Subsidiaries has the power to direct the management, policies and affairs thereof; or (ii) in the case of a partnership, joint venture, association, or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

        "Temporary Cash Investments" means any of the following: (i) Investments in U.S. Government Obligations maturing within 90 days of the date of acquisition thereof, (ii) Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any state thereof having capital, surplus and undivided profits aggregating in excess of $500,000,000 and whose long-term debt is rated "A-3" or "A-" or higher according to Moody's Investors Service, Inc. or Standard & Poor's Ratings Group (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)) and shall, in any event, include First National Bank of Alaska, (iii) repurchase obligations with a term of not more than 7 days for underlying securities of the types described in clause (i) entered into with a bank meeting the qualifications described in clause (ii) above, and (iv) Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than the Company or an Affiliate of the Company) organized and in existence under the laws of the United States of America or any state thereof or the District of Columbia with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard & Poor's Ratings Group (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)).

        "Trailing EBITDA" means, with respect to any Person, such Person's Pro Forma EBITDA for the four most recent full fiscal quarters for which financial statements are available.

        "Unrestricted Subsidiary" means (i) United Utilities Inc. and Unicom, Inc., (ii) Subsidiaries of the Company designated as Unrestricted Subsidiaries pursuant to the procedures below and (iii) any Subsidiary of any Subsidiary described in the foregoing clauses (i) and (ii), in each case, until any such Subsidiary is redesignated as a Restricted Subsidiary in accordance with this definition. The Company's Board of Directors may designate any Person that becomes a Subsidiary of the Company or any Restricted Subsidiary to be an Unrestricted Subsidiary if (i) the Subsidiary to be so designated does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any Property of, the Company or any other Restricted Subsidiary, (ii) the Subsidiary to be so designated is not obligated under any Indebtedness or other obligation that, if in default, would result (with the passage of time or notice or otherwise) in a default on any Indebtedness of the Company or any Restricted Subsidiary and (iii) either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) such designation is effective immediately upon such entity becoming a Subsidiary of the Company or any Restricted Subsidiary. Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company or of any Restricted Subsidiary will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if the Company would be unable to Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of "—Certain Covenants—Limitation on Indebtedness." Except as provided in the second sentence of this paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. The Company's Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation, (x) the Company could Incur at least $1.00 of additional indebtedness pursuant to clause (a) of the first paragraph of "—Certain Covenants—Limitation on

Indebtedness" and (y) no Default or Event of Default shall have occurred and be continuing or would result therefrom. Any such designation by the Company's Board of Directors will be evidenced to the Trustee by filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying (i) that such designation complies with the foregoing provisions and (ii) giving the effective date of such designation, such filing with the Trustee to occur within 75 days after the end of the fiscal quarter of the Company in which such designation is made (or in the case of a designation made during the last fiscal quarter of the Company's fiscal year, within 120 days after the end of such fiscal year).

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

        "Vendor Financing" means the financing entered into with any vendor or supplier (or any financial institution acting on behalf of or for the purpose of directly financing purchases from such vendor or supplier) to the extent the Indebtedness thereunder is incurred for the purpose of financing the cost (including the cost of design, development, site acquisition, construction, integration, manufacture or acquisition) or maintenance of personal property (tangible or intangible) used, or to be used, in a Related Business.

        "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, PROSPECTIVE HOLDERS ARE HEREBY NOTIFIED THAT (A) THE DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER; (B) SUCH DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION AND MARKETING OF THE NOTES; AND (C) PROSPECTIVE HOLDERS OF NEW NOTES SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        The following is a general discussion of certain U.S. federal income tax considerations relevant to the exchange of the Old Notes for the New Notes. The discussion is based upon the Code, U.S. Treasury regulations, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to persons who will hold the New Notes as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This summary does not address all of the tax consequences that may be relevant to a particular holder or to holders that may be subject to special treatment under U.S. federal income tax laws (such as financial institutions, tax-exempt organizations, real estate investment companies, regulated investment companies, insurance companies, and broker-dealers), to holders subject to the alternative minimum tax, to U.S. expatriates, to partnerships or other pass-through entities (or investors in such entities), to persons that will hold the New Notes as part of a straddle, hedge or synthetic security transaction for U.S. federal income tax purposes or to holders that have a functional currency other than the U.S. dollar. No ruling has been or will be sought from the IRS regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. Prospective investors are urged to consult their own tax advisors as to the U.S. federal income, estate and gift tax consequences of acquiring, owning and disposing of the New Notes, as well as the effects of any state, local and non-U.S. tax laws.

Exchange of Old Notes for New Notes

        The exchange of the Old Notes for the New Notes in the exchange offer will not be treated as an "exchange" for federal income tax purposes, because the Old Notes will not be considered to differ materially in kind or extent from the New Notes. The holder will have a basis for the New Notes equal to the basis of the Old Notes and the holder's holding period for the New Notes will include the period during which the Old Notes were held. Accordingly, no material federal income tax consequences will result to holders on account of an exchange of Old Notes for New Notes pursuant to the exchange offer.

PLAN OF DISTRIBUTION AND SELLING RESTRICTIONS

        The exchange offer is not being made to, nor will we accept surrenders of Old Notes for exchange from, holders of Old Notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

        The distribution of this Prospectus and the offer and sale of the New Notes may be restricted by law in certain jurisdictions. Persons who come into possession of this Prospectus or any of the New Notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the New Notes or possess or distribute this Prospectus and, in connection with any purchase, offer or sale by you of the New Notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

        In reliance on interpretations of the staff of the SEC set forth in no-action letters issued to third parties in similar transactions, we believe that the New Notes issued in the exchange offer in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the New Notes are acquired in the ordinary course of such holders' business and the holders are not engaged in and do not intend to engage in and have no arrangement or understanding with any person to participate in a "distribution" (within the meaning of the Securities Act) of New Notes. This position does not apply to any holder that is:

  •
  an "affiliate" of GCI (as defined under the Securities Act); or

  •
  a broker-dealer.

        All broker-dealers receiving New Notes in the exchange offer are subject to a prospectus delivery requirement with respect to resales of the New Notes. Each broker-dealer receiving New Notes for its own account in the exchange offer must represent that the Old Notes to be exchanged for the New Notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the New Notes. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an "underwriter" (as defined under the Securities Act). If a broker-dealer acquired Old Notes as a result of market-making or other trading activities, it may use this Prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of New Notes received in exchange for the Old Notes pursuant to the exchange offer. We have agreed that, for a period of 90 days after the consummation of the exchange offer, subject to extension under limited circumstances, we will use commercially reasonable efforts to keep the exchange offer registration statement effective and make this Prospectus available to any broker-dealer for use in connection with such resales. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of New Notes received in an exchange such as the exchange pursuant to the exchange offer, if the Old Notes for which the New Notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities.

        A broker-dealer intending to use this Prospectus in the resale of New Notes must so notify us on or prior to the expiration date. This notice may be given in the space provided in the letter of transmittal or may be delivered to the exchange agent.

        We may, in certain cases, issue a notice suspending use of the registration statement of which this Prospectus forms a part. If we do so, the period during which the registration statement must remain effective will be extended for a number of days equal to the number of days the registration statement was in suspense.

        We will not receive any proceeds from any sale of the New Notes by broker-dealers. Broker-dealers acquiring New Notes for their own accounts may sell the New Notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such New Notes.

        Any broker-dealer that held Old Notes acquired for its own account as a result of market-making activities or other trading activities, that received New Notes in the exchange offer, and that participates in a distribution of New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the New Notes. Any profit on these resales of New Notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to our participation in the exchange offer, other than underwriting discounts and commissions and transfer taxes if any, of holders and will indemnify holders of the Old Notes, including any broker-dealers, against specified types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters in connection with the New Notes offered hereby will be passed upon for us by Bonnie J. Paskvan, Corporate Counsel of General Communication, Inc., and Sherman & Howard L.L.C., Denver, Colorado. Stephen M. Brett, who is a member of the Board of Directors of General Communication, Inc., is of counsel to Sherman & Howard L.L.C. As of March 31, 2011, Mr. Brett had 52,350 shares of class A common stock of General Communication, Inc. Sherman & Howard L.L.C. will receive fees at its standard rates for legal services rendered to GCI, Inc. in connection with this offering.

EXPERTS

        The consolidated financial statements of GCI, Inc. and subsidiaries as of December 31, 2010 and 2009, and for the years ended December 31, 2010 and 2009, included in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said report.

        The consolidated statements of operations, stockholder's equity, and cash flows of GCI, Inc. and subsidiaries for the year ended December 31, 2008 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, as well as proxy statements and other information with the SEC (File No. 000-05890). You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F. Street N.E., Washington, D.C. 20549. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like us that file electronically with the SEC. We make available on the http://www.gci.com/ web site, free of charge, access to our annual report, quarterly reports, current reports, proxy statement and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically submit such material to the SEC. Information contained on any web site referenced in this Prospectus is not incorporated by reference herein. Our SEC filings are also available to the public from commercial document retrieval services.

INDEX TO FINANCIAL STATEMENTS

HISTORICAL FINANCIAL INFORMATION

GCI, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

(Three Months Ended March 31, 2011 and 2010)

        In the following discussion, GCI, Inc. and its direct and indirect subsidiaries are referred to as "we," "us" and "our."

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to the allowance for doubtful receivables, unbilled revenues, accrual of the Universal Service Fund ("USF") high cost area program support, share-based compensation, reserve for future customer credits, valuation allowances for deferred income tax assets, depreciable and amortizable lives of assets, the carrying value of long-lived assets including goodwill, cable certificates and wireless licenses, our effective tax rate, purchase price allocations, the accrual of cost of goods sold (exclusive of depreciation and amortization expense ("Cost of Goods Sold")), depreciation, and contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. See also our "Cautionary Statement Regarding Forward-Looking Statements."

        GCI, Inc. was incorporated under the laws of the State of Alaska in 1997 to affect the issuance of Senior Notes. GCI, Inc., a wholly-owned subsidiary of GCI, received through its initial capitalization all ownership interests in subsidiaries previously held by GCI. Shares of GCI's Class A common stock are traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol of GNCMA. Shares of GCI's Class B common stock are traded on the Over-the-Counter market. Shares of GCI, Inc.'s common stock are wholly-owned by GCI and are not publicly traded. The GCI and GCI, Inc. interim consolidated financial statements include substantially the same account activity.

General Overview

        Through our focus on long-term results, acquisitions, and strategic capital investments, we strive to consistently grow our revenues and expand our margins. We have historically met our cash needs for operations, regular capital expenditures and maintenance capital expenditures through our cash flows from operating activities. Historically, cash requirements for significant acquisitions and major capital expenditures have been provided largely through our financing activities.

        While there are signs the national economy has stabilized it is not expected to return quickly to a period of strong growth. Should the national economy instead deteriorate further, it could lead to reductions in consumer spending which could impact our revenue growth. We believe the Alaska economy continues to perform well compared to most other states at the current time. The State of Alaska has large cash reserves that should enable it to maintain its budget for at least the short-term. This is important for Alaska's economy as the State is the largest employer and second largest source of gross state product. The majority of our revenue is driven by the strength of the Alaska economy which appears to have weathered the recessionary pressures relatively well to date. Nonetheless we cannot predict the impact the nation's economic changes may have on us in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

        On March 16, 2010, the FCC staff released the National Broadband Plan, including among its topics a proposal to transition existing USF high cost support from voice to broadband networks over a ten year period. On April 21, 2010, the FCC initiated a proceeding to consider interim and long-term USF reforms, including a five year phase-out of support to competitive ETCs. On February 8, 2011, the FCC issued a Notice of Proposed Rulemaking to consider adopting reforms to its high cost support program, including, among other things, the proposed competitive ETC phase-out and ways to fund and distribute support for broadband services. We cannot predict at this time the outcome of this proceeding or its effect on high cost support available to us, but our revenue for providing wireline and wireless local services in these areas would be materially adversely affected by the reduction of USF support.

        In November 2010, Verizon Wireless ("Verizon") acquired a license for 700 MHz wireless spectrum covering Alaska. The license is conditional on Verizon meeting applicable build-out requirements no later than June 13, 2013. We cannot predict the impact this potential new competition may have on us in the future.

        Following are our segments and the services and products each offers to its customers:

Reportable Segments
Services and Products	Consumer	Network	Commercial	Managed Broadband	Regulated Operations
Voice:
Long-distance	X	X	X		X
Local Access	X	X	X		X
Video	X		X
Data:
Internet	X	X	X	X	X
Data Networks		X	X	X
Managed Services			X	X
Managed Broadband Services				X
Wireless	X	X	X

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

Results of Operations

        The following table sets forth selected financial data as a percentage of total revenues for the periods indicated (underlying data rounded to the nearest thousands):

	Three Months Ended March 31,
			Percentage Change(1) 2011 vs. 2010
	2011	2010
	(Unaudited)
Selected Financial Data:
Revenues:
Consumer segment	54%	53%	10%
Network Access segment	15%	17%	(4)%
Commercial segment	19%	18%	15%
Managed Broadband segment	9%	8%	16%
Regulated Operations segment	3%	4%	(10)%

Total revenues	100%	100%	8%
Selling, general and administrative expenses	36%	35%	11%
Depreciation and amortization expense	19%	20%	2%
Operating income	12%	13%	7%
Other expense, net	11%	12%	(1)%
Income before income tax expense	2%	1%	94%
Net income	1%	1%	(11)%

(1)
Percentage change in underlying data.

        We evaluate performance and allocate resources based on earnings before depreciation and amortization expense, net interest expense, income taxes, share-based compensation expense, accretion expense and non-cash contribution adjustment ("Adjusted EBITDA"). Management believes that this measure is useful to investors and other users of our financial information in evaluating operating profitability as an analytical indicator of income generated to service debt and fund capital expenditures. In addition, multiples of current or projected EBITDA are used to estimate current or prospective enterprise value. See note 7 to the accompanying consolidated financial statements for a reconciliation of Adjusted EBITDA to Consolidated Income Before Income Tax Expense.

Three Months Ended March 31, 2011 ("2011") Compared to Three Months Ended March 31, 2010 ("2010")

Overview of Revenues and Cost of Goods Sold

        Total revenues increased 8% from $152.4 million in 2010 to $164.8 million in 2011. Revenue increases in our Consumer, Commercial and Managed Broadband segments were partially off-set by decreased revenue in our Network Access and Regulated Operations segments. See the discussion below for more information by segment.

        Total Cost of Goods Sold increased 10% from $48.9 million in 2010 to $53.8 million in 2011. Cost of Goods Sold increases in our Consumer, Network Access, Commercial and Managed Broadband segments were partially off-set by a decrease in our Regulated Operations segment. See the discussion below for more information by segment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

Consumer Segment Overview

        Consumer segment revenue represented 54% of 2011 consolidated revenues. The components of Consumer segment revenue are as follows (amounts in thousands):

	2011	2010	Percentage Change
Voice	$13,752	13,856	(1)%
Video	30,339	29,024	5%
Data	16,701	14,126	18%
Wireless	27,625	23,362	18%

Total Consumer segment revenue	$88,417	80,368	10%

        Consumer segment Cost of Goods Sold represented 51% of 2011 consolidated Cost of Goods Sold. The components of Consumer segment Cost of Goods Sold are as follows (amounts in thousands):

	2011	2010	Percentage Change
Voice	$2,928	3,335	(12)%
Video	13,535	12,897	5%
Data	1,426	899	59%
Wireless	9,419	8,502	11%

Total Consumer segment Cost of Goods Sold	$27,308	25,633	7%

        Consumer segment adjusted EBITDA, representing 53% of 2011 consolidated adjusted EBITDA, is as follows (amounts in thousands):

	2011	2010	Percentage Change
Consumer segment adjusted EBITDA	$28,393	25,953	9%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

        Selected key performance indicators for our Consumer segment follow:

	March 31,
			Percentage Change
	2011	2010
Voice:
Long-distance subscribers(1)	87,900	91,200	(4)%
Long-distance minutes carried (in millions)	24.4	28.3	(14)%
Total local access lines in service(2)	85,100	85,800	(1)%
Local access lines in service on GCI facilities(2)	78,000	77,300	1%
Video:
Basic subscribers(3)	130,200	131,400	(1)%
Digital programming tier subscribers(4)	81,600	81,400	0%
HD/DVR converter boxes(5)	89,300	86,000	4%
Homes passed	239,000	232,900	3%
Average monthly gross revenue per subscriber(6)	$77.60	$73.80	5%
Data:
Cable modem subscribers(7)	107,200	103,100	4%
Wireless:
Wireless lines in service(8)	126,500	117,500	8%
Average monthly gross revenue per subscriber(9)	$69.46	$62.31	11%

(1)
A long-distance subscriber is defined as a customer account that is invoiced a monthly long-distance plan fee or has made a long-distance call during the month.

(2)
A local access line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network.

(3)
A basic cable subscriber is defined as one basic tier of service delivered to an address or separate subunits thereof regardless of the number of outlets purchased.

(4)
A digital programming tier subscriber is defined as one digital programming tier of service delivered to an address or separate subunits thereof regardless of the number of outlets or digital programming tiers purchased. Digital programming tier subscribers are a subset of basic subscribers.

(5)
A high definition/digital video recorder ("HD/DVR") converter box is defined as one box rented by a digital programming or basic tier subscriber. A digital programming or basic tier subscriber is not required to rent an HD/DVR converter box to receive service.

(6)
Quarter-to-date average monthly consumer video revenues divided by the average of consumer video basic subscribers at the beginning and end of each month in the period.

(7)
A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber. Cable modem subscribers may also be video basic subscribers though basic cable service is not required to receive cable modem service.

(8)
A wireless line in service is defined as a revenue generating wireless device.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

(9)
Quarter-to-date average monthly consumer wireless revenues divided by the average of consumer wireless subscribers at the beginning and end of each month in the period.

Consumer Segment Revenues

        The increase in data revenue is primarily due to a 20% increase in cable modem revenue to $14.9 million due to increased subscribers, rate increases in May and August 2010 and our subscribers' selection of plans that offer higher speeds.

        The increase in wireless revenue is primarily due to the following:

  •
  A $3.1 million increase in USF high cost support. We accrue estimated USF high cost support revenue quarterly and adjust our revenue as we obtain new information that changes the variables used to calculate our estimate. The increase in USF high cost support is primarily due to changes in the variables used to calculate our estimate and an increase in the number of wireless subscribers; and

  •
  A $1.7 million increase in plan fee revenue to $10.3 million primarily due to an increase in the number of wireless subscribers.

Consumer Segment Cost of Goods Sold

        The increase in video Cost of Goods Sold is primarily due to increased channels offered to our subscribers, increased rates paid to programmers, increased costs associated with delivery of digital services offered through our HD/DVR converter boxes due to the increased number of boxes in service, and an increase in digital programming tier subscribers.

        The increase in wireless Cost of Goods Sold is primarily due to increased costs for wireless handset equipment sales associated with the increased number of wireless subscribers and an increased number of premium wireless handsets which have higher costs. As part of an agreement signed in December 2007 with AT&T Mobility, AT&T Mobility has provided to us a large block of wireless network usage at no charge that we use for roaming. We expect this block of minutes to expire in the first half of 2012 at which time we expect a material increase to our wireless Cost of Goods Sold estimated at $5.0 million to $7.0 million annually.

Consumer Segment Adjusted EBITDA

        The increase in Adjusted EBITDA is primarily due to increased revenue as described above in "Consumer Segment Revenues." The increase is partially offset by increased Cost of Goods Sold as described above in "Consumer Segment Cost of Goods Sold" and an increase in the selling, general and administrative expense that was allocated to our Consumer segment. The increase in allocated selling, general and administrative expense is due primarily to an increase in the 2010 segment margin upon which the selling, general and administrative expense allocation is based and an increase in consolidated selling, general and administrative expense.

        See note 7 in the "Condensed Notes to Interim Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income before income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

Network Access Segment Overview

        Network access segment revenue represented 15% of 2011 consolidated revenues. The components of Network Access segment revenue are as follows (amounts in thousands):

	2011	2010	Percentage Change
Voice	$6,470	6,659	(3)%
Data	14,972	16,329	(8)%
Wireless	3,655	3,195	14%

Total Network Access segment revenue	$25,097	26,183	(4)%

        Network Access segment Cost of Goods Sold represented 12% of 2011 consolidated Cost of Goods Sold. The components of Network Access segment Cost of Goods Sold are as follows (amounts in thousands):

	2011	2010	Percentage Change
Voice	$3,250	3,484	(7)%
Data	3,194	2,753	16%
Wireless	221	291	(24)%

Total Network Access segment Cost of Goods Sold	$6,665	6,528	2%

        Network Access segment adjusted EBITDA, representing 22% of 2011 consolidated adjusted EBITDA, is as follows (amounts in thousands):

	2011	2010	Percentage Change
Network Access segment adjusted EBITDA	$11,880	11,991	(1)%

        Selected key performance indicators for our Network Access segment follow:

	March 31,
			Percentage Change
	2011	2010
Voice:
Long-distance minutes carried (in millions)	190.7	193.6	(1)%
Data:
Total Internet service provider access lines in service(1)	1,700	1,700	0%

(1)
An Internet service provider access line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network.

Network Access Segment Revenues

        The decrease in data revenue is primarily due to a net decrease in network capacity purchased by our common carrier customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

Network Access Segment Cost of Goods Sold

        The increase in data Cost of Goods Sold is primarily due to an increase in off-network capacity purchased by our common carrier customers.

Network Access Segment Adjusted EBITDA

        The Adjusted EBITDA decrease is primarily due to decreased revenue as described in "Network Access Segment Revenues" and increased Cost of Goods Sold partially off-set by a decrease in the selling, general and administrative expense that was allocated to our Network Access segment. The decrease in allocated selling, general and administrative expense is due primarily to a decrease in the 2010 segment margin upon which the selling, general and administrative expense allocation is based.

        See note 7 in the "Condensed Notes to Interim Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income before income taxes.

Commercial Segment Overview

        Commercial segment revenue represented 19% of 2011 consolidated revenues. Commercial segment data revenue is comprised of monthly recurring charges for data services and charges billed on a time and materials basis largely for personnel providing on-site customer support. This latter category can vary significantly based on project activity. The components of Commercial segment revenue are as follows (amounts in thousands):

	2011	2010	Percentage Change
Voice	$7,573	7,843	(3)%
Video	2,840	2,317	23%
Data	19,095	15,502	23%
Wireless	2,321	2,061	13%

Total Commercial segment revenue	$31,829	27,723	15%

        Commercial segment Cost of Goods Sold represented 28% of 2011 consolidated Cost of Goods Sold. The components of Commercial segment Cost of Goods Sold are as follows (amounts in thousands):

	2011	2010	Percentage Change
Voice	$3,891	4,238	(8)%
Video	490	498	(2)%
Data	9,457	6,812	39%
Wireless	1,028	823	25%

Total Commercial segment Cost of Goods Sold	$14,866	12,371	20%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

        Commercial segment adjusted EBITDA, representing 13% of 2011 consolidated adjusted EBITDA, is as follows (amounts in thousands):

	2011	2010	Percentage Change
Commercial segment adjusted EBITDA	$6,662	6,357	5%

        Selected key performance indicators for our Commercial segment follow:

	March 31,
			Percentage Change
	2011	2010
Voice:
Long-distance subscribers(1)	9,100	9,400	(3)%
Long-distance minutes carried (in millions)	28.3	29.6	(4)%
Total local access lines in service(2)	48,700	48,400	1%
Local access lines in service on GCI facilities(2)	25,200	20,400	24%
Data:
Cable modem subscribers(3)	10,800	10,500	3%
Wireless:
Wireless lines in service(4)	13,700	10,600	29%

(1)
A long-distance subscriber is defined as a customer account that is invoiced a monthly long-distance plan fee or has made a long-distance call during the month.

(2)
A local access line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network. The increase in lines in service on GCI facilities is primarily due to the correction of a classification error in calculating the number of lines on our facilities.

(3)
A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber.

(4)
A wireless line in service is defined as a revenue generating wireless device.

Commercial Segment Revenues

        The increase in data revenue is primarily due to a $2.9 million or 43% increase in managed services project revenue due to special project work.

Commercial Segment Cost of Goods Sold

        The increase in data Cost of Goods Sold is primarily due to a $2.2 million or 47% increase in managed services project Cost of Goods Sold related to the increased revenue described above in "Commercial Segment Revenues."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

Commercial Segment Adjusted EBITDA

        The Adjusted EBITDA increase is primarily due to increased revenue as described in "Commercial Segment Revenues." This increase is partially off-set by increased Cost of Goods Sold as described in "Commercial Segment Cost of Goods Sold," and an increase in the selling, general and administrative expense that was allocated to our Commercial segment primarily due to an increase in consolidated selling, general and administrative expense.

        See note 7 in the "Condensed Notes to Interim Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income before income taxes.

Managed Broadband Segment Overview

        Managed Broadband segment revenue, Cost of Goods Sold and Adjusted EBITDA represented 9%, 7% and 11% of 2011 consolidated revenues, Cost of Goods Sold and Adjusted EBITDA, respectively.

Managed Broadband Segment Revenues

        Managed Broadband segment revenue, which includes data products only, increased 16% to $14.0 million in 2011 as compared to 2010. The increase is primarily due to increased monthly contract revenue due to increased data network capacity purchased by our ConnectMD® and SchoolAccess® customers.

Managed Broadband Segment Cost of Goods Sold

        Managed Broadband segment Cost of Goods Sold increased from $3.2 million in 2010 to $3.9 million in 2011 primarily due to the increase in data network capacity described above in "Managed Broadband Segment Revenues."

Managed Broadband Segment Adjusted EBITDA

        Managed Broadband segment Adjusted EBITDA increased 16% to $5.7 million in 2011 primarily due to increased revenue as described above in "Managed Broadband Segment Revenues." This increase is partially offset by increased Cost of Goods Sold as described above in "Managed Broadband Segment Cost of Goods Sold," and an increase in the selling, general and administrative expense that was allocated to our Managed Broadband segment primarily due to an increase in consolidated selling, general and administrative expense.

        See note 7 in the "Condensed Notes to Interim Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income before income tax expense.

Regulated Operations Segment Overview

        Regulated Operations segment revenue, Cost of Goods Sold and adjusted EBITDA represented 3%, 2% and 1% of 2011 consolidated revenues, Cost of Goods Sold and adjusted EBITDA, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

        The selected key performance indicator for our Regulated Operations segment follows:

	March 31,
			Percentage Change
	2011	2010
Voice:
Total local access lines in service on GCI facilities(1)	9,800	10,800	(9)%

(1)
Local access line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network.

Regulated Operations Segment Revenues

        Regulated Operations segment revenues decreased from $6.1 million in 2010 to $5.4 million in 2011.

Regulated Operations Segment Cost of Goods Sold

        Regulated Operations segment Cost of Goods Sold decreased from $1.2 million in 2010 to $1.0 million in 2011.

Regulated Operations Segment Adjusted EBITDA

        Regulated Operations segment Adjusted EBITDA decreased 62% to $700,000 in 2011 primarily due to decreased revenue and an increase in selling, general and administrative expense primarily related to health benefit costs, partially offset by decreased Cost of Goods Sold.

        See note 7 in the "Condensed Notes to Interim Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income before income tax expense.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased $5.6 million to $58.9 million in 2011. Individually significant items contributing to the increase include:

  •
  An $861,000 increase in our company-wide success sharing bonus accrual,

  •
  A $760,000 increase in health benefit costs, and

  •
  A $637,000 increase in labor costs.

        The remainder of the increase is comprised of individually insignificant items.

        As a percentage of total revenues, selling, general and administrative expenses increased to 36% in 2011 from 35% in 2010, primarily due to increased selling, general and administrative expenses without a proportional increase in revenue.

Depreciation and Amortization Expense

        Depreciation and amortization expense increased $594,000 to $31.7 million in 2011 primarily due to new assets placed in service associated with ongoing spending for network upgrades and expansion, partially offset by certain network assets becoming fully depreciated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

Other Expense, Net

        Other expense, net of other income, decreased 1% to $17.5 million in 2011.

Income Tax Expense

        GCI, Inc., as a wholly-owned subsidiary and member of the GCI controlled group of corporations, files its income tax return as part of the consolidated group of corporations under GCI. Accordingly, all discussions regarding income taxes reflect the consolidated group's activity. Our income tax expense and deferred income tax assets and liabilities are presented herein using the separate-entity method.

        Income tax (expense) benefit totaled $(1.5) million and $164,000 in 2011 and 2010, respectively. Our effective income tax rate increased from (11%) in 2010 to 49% in 2011 primarily due to an increase in the amount of estimated permanent differences as compared to our estimated income before income tax expense in 2011 as compared to 2010. Due to an estimated pretax loss for the year ended December 31, 2010 we recognized an income tax benefit in 2010 despite the pretax income for that period.

        At March 31, 2011, we have (1) tax net operating loss carryforwards of $246.4 million that will begin expiring primarily in 2018 if not utilized, and (2) alternative minimum tax credit carryforwards of $1.9 million available to offset regular income tax payable in future years.

        We have recorded deferred tax assets of $101.3 million associated with income tax net operating losses that were generated from 1996 to 2011, and that primarily expire from 2018 to 2031, and with charitable contributions that were converted to net operating losses in 2004 through 2011, and that expire in 2024 through 2031, respectively.

        Tax benefits associated with recorded deferred tax assets are considered to be more likely than not realizable through future reversals of existing taxable temporary differences and future taxable income. The amount of deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced which would result in additional income tax expense. We estimate that our effective annual income tax rate for financial statement purposes will be 47% to 51% in the year ended December 31, 2011, primarily due to the large amount of permanent differences in 2011 as compared to our net income before income tax expense.

Liquidity and Capital Resources

        Our principal sources of current liquidity are cash and cash equivalents. We believe, but can provide no assurances, that we will be able to meet our current and long-term liquidity, capital requirements and fixed charges through our cash flows from operating activities, existing cash, cash equivalents, credit facilities, and other external financing and equity sources. Should operating cash flows be insufficient to support additional borrowings and principal payments scheduled under our existing credit facilities, capital expenditures will likely be reduced.

        In January 2010 the U.S. Department of Agriculture's Rural Utilities Service ("RUS") approved our wholly-owned subsidiary, United Utilities, Inc.'s ("UUI") application for an $88.2 million loan/grant combination to extend terrestrial broadband service for the first time to Bristol Bay and the Yukon-Kuskokwim Delta, an area in Alaska roughly the size of the state of North Dakota. Upon completion this project, called TERRA-Southwest ("TERRA-SW"), will be able to serve over 9,000 households and over 700 businesses in the 65 covered communities. The project will also be able to serve numerous public/nonprofit/private community anchor institutions and entities, such as regional health care

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

providers, school districts, and other regional and Alaska Native organizations. The RUS award, consisting of a $44.2 million loan and a $44.0 million grant, is made under the RUS Broadband Initiatives Program established pursuant to the American Recovery and Reinvestment Act. The award funds backbone network facilities that we would not otherwise be able to construct within our return-on-investment requirements. UUI began construction on TERRA-SW in 2010 and expects to complete the project in 2012 or earlier if possible.

        While our short-term and long-term financing abilities are believed to be adequate as a supplement to internally generated cash flows to fund capital expenditures and acquisitions as opportunities arise, turmoil in the global financial markets may negatively impact our ability to further access the capital markets in a timely manner and on attractive terms, which may have a negative impact on our ability to grow our business.

        We monitor the third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds.

        Our net cash flows provided by and (used for) operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows for 2011 and 2010, are summarized as follows (amounts in thousands):

	2011	2010
Operating activities	$27,997	39,139
Investing activities	(30,747)	(19,264)
Financing activities	(1,179)	(164)

Net increase (decrease) in cash and cash equivalents	$(3,929)	19,711

Operating Activities

        The decrease in cash flows provided by operating activities is due primarily to an increase in accounts receivable in 2011 as compared to a decrease in 2010 due to timing of receipt of payments.

Investing Activities

        Net cash used in investing activities consists primarily of cash paid for capital expenditures. Our most significant recurring investing activity has been capital expenditures and we expect that this will continue in the future. A significant portion of our capital expenditures is based on the level of customer growth and the technology being deployed. The increase in cash flows used for investing activities is due primarily to an increase in spending for property and equipment, including construction in progress, in 2011.

        Our cash expenditures for property and equipment, including construction in progress, totaled $28.8 million and $18.5 million during 2011 and 2010, respectively. Our capital expenditures increased in 2011 primarily due to our TERRA-SW project. We expect to recover a substantial portion of our TERRA-SW capital expenditures in subsequent periods through grant funds and loan draws under our TERRA-SW RUS award. We expect our 2011 expenditures for property and equipment for our core operations, including construction in progress, to total $95.0 million to $105.0 million, depending on available opportunities and the amount of cash flow we generate during 2011, and excluding capital expenditures related to our TERRA-SW project.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

Financing Activities

        Net cash used in financing activities consists primarily of our proceeds from borrowings off-set by our debt repayments, payment of debt issuance costs and repurchases of GCI's common stock. Proceeds from borrowings fluctuate from year to year based on our liquidity needs. We may use excess cash to make optional repayments on our debt or repurchase GCI's common stock depending on various factors, such as market conditions. The increase in cash flows used for financing activities is due to an increase in long-term debt payments and repurchases of GCI's common stock in 2011 compared to 2010, partially off-set by an increase in long-term debt borrowings in 2011 compared to 2010.

Available Borrowings Under Senior Credit Facility

        We have a $75.0 million revolving Senior Credit Facility with a $25.0 million sublimit for letters of credit. We have borrowed $28.0 million and have $2.7 million of letters of credit outstanding, which leaves $44.3 million available for borrowing under the Senior Credit Facility as of March 31, 2011.

Available Borrowings Under RUS

        Under our RUS award we have $44.2 million in loan funds and $44.0 million in grant funds available as of March 31, 2011 for our TERRA-SW project.

Debt Covenants

        We are subject to covenants and restrictions set forth in the indentures governing our 2014 and 2019 Notes, Senior Credit Facility, RUS loans, and CoBank loans. We are in compliance with the covenants, and we believe that neither the covenants nor the restrictions in our indentures or loan documents will limit our ability to operate our business.

Share Repurchases

        GCI's Board of Directors has authorized a common stock buyback program for the repurchase of GCI Class A and Class B common stock in order to reduce the outstanding shares of Class A and Class B common stock. Under this program, GCI is currently authorized to make up to $123.5 million of repurchases as of March 31, 2011. GCI is authorized to increase its stock repurchase limit $5.0 million per quarter indefinitely and to use stock option exercise proceeds to repurchase additional shares. If stock repurchases are less than the total approved quarterly amount the difference may be carried forward and applied against future stock repurchases. During 2011 we repurchased on GCI's behalf 621,000 shares of GCI common stock under the stock buyback program at a cost of $7.0 million. The common stock buyback program is expected to continue for an indefinite period dependent on leverage, liquidity, company performance, market conditions and subject to continued oversight by GCI's Board of Directors. The open market repurchases have and will continue to comply with the restrictions of SEC Rule 10b-18.

Critical Accounting Policies

        Our accounting and reporting policies comply with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of our financial condition and results,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS (Continued)

(Three Months Ended March 31, 2011 and 2010)

and require management to make estimates that are difficult, subjective or complex. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under GAAP. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. Management has discussed the development and the selection of critical accounting policies with GCI's Audit Committee.

        Those policies considered to be critical accounting policies for 2011 are revenue recognition related to revenues from high cost, rural health and school and libraries USF programs, the allowance for doubtful receivables, impairment and useful lives of intangible assets, accruals for unbilled costs, and the valuation allowance for net operating loss deferred tax assets. A complete discussion of our critical accounting policies can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations," years ended December 31, 2010, 2009, and 2008 included elsewhere in this Prospectus.

        Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. A complete discussion of our significant accounting policies can be found in note 1 in the accompanying "Condensed Notes to Interim Consolidated Financial Statements" and elsewhere in this Prospectus.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. Our Senior Credit Facility carries interest rate risk. Amounts borrowed under this Agreement bear interest at LIBOR plus 4.00% or less depending upon our Total Leverage Ratio (as defined). Should the LIBOR rate change, our interest expense will increase or decrease accordingly. As of March 31, 2011, we have borrowed $28.0 million subject to interest rate risk. On this amount, each 1% increase in the LIBOR interest rate would result in $280,000 of additional gross interest cost on an annualized basis. All of our other material borrowings have a fixed interest rate. We do not hold derivatives for trading purposes.

FINANCIAL STATEMENTS

GCI, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2011	December 31, 2010
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$27,848	31,777
Receivables	138,328	132,856
Less allowance for doubtful receivables	8,374	9,189

Net receivables	129,954	123,667
Deferred income taxes	10,145	10,145
Prepaid expenses	7,861	5,950
Inventories	6,796	5,804
Other current assets	3,881	3,940

Total current assets	186,485	181,282
Property and equipment in service, net of depreciation	779,439	798,278
Construction in progress	47,817	31,144

Net property and equipment	827,256	829,422
Cable certificates	191,635	191,635
Goodwill	73,932	73,932
Wireless licenses	25,967	25,967
Other intangible assets, net of amortization	16,695	17,717
Deferred loan and senior notes costs, net of amortization	13,171	13,661
Other assets	17,616	16,850

Total other assets	339,016	339,762

Total assets	$1,352,757	1,350,467

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Current maturities of obligations under long-term debt and capital leases	$7,609	7,652
Accounts payable	35,486	35,589
Deferred revenue	17,540	17,296
Accrued payroll and payroll related obligations	19,905	22,132
Accrued interest	17,007	13,456
Accrued liabilities	12,458	12,557
Subscriber deposits	1,218	1,271

Total current liabilities	111,223	109,953
Long-term debt, net	786,753	779,201
Obligations under capital leases, excluding current maturities	82,804	84,144
Obligation under capital lease due to related party	1,888	1,885
Deferred income taxes	103,852	102,401
Long-term deferred revenue	48,816	49,175
Other liabilities	22,387	24,495

Total liabilities	1,157,723	1,151,254
Commitments and contingencies
Stockholder's equity:
Class A common stock (no par). Authorized 10 shares; issued and outstanding 0.1 shares at March 31, 2011 and December 31, 2010	206,622	206,622
Paid-in capital	56,118	54,574
Retained earnings	(67,706)	(61,983)

Total stockholder's equity	195,034	199,213
Total liabilities and stockholder's equity	$1,352,757	1,350,467

See accompanying condensed notes to interim consolidated financial statements.

GCI, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(Unaudited)

	Three Months Ended March 31,
	2011	2010
	(Amounts in thousands)
Revenues	$164,777	152,419
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	53,756	48,907
Selling, general and administrative expenses	58,893	53,257
Depreciation and amortization expense	31,720	31,126

Operating income	20,408	19,129
Other income (expense):
Interest expense (including amortization of deferred Loan fees)	(17,452)	(17,680)
Interest income	4	61
Other	(24)	—

Other expense, net	(17,472)	(17,619)
Income before income tax expense or benefit	2,936	1,510
Income tax (expense) benefit	(1,451)	164

Net income	$1,485	1,674

See accompanying condensed notes to interim consolidated financial statements

GCI, INC. AND SUBSIDIAIRES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2011 AND 2010

(Unaudited)

	2011	2010
	(Amounts in thousands)
Cash flows from operating activities:
Net income	$1,485	1,674
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	31,720	31,126
Deferred income tax expense (benefit)	1,451	(164)
Share-based compensation expense	1,170	803
Other noncash income and expense items	2,151	1,675
Change in operating assets and liabilities	(9,980)	4,025

Net cash provided by operating activities	27,997	39,139
Cash flows from investing activities:
Purchases of property and equipment	(28,824)	(18,480)
Purchases of other assets and intangible assets	(1,923)	(784)

Net cash used in investing activities	(30,747)	(19,264)
Cash flows from financing activities:
Borrowing on Senior Credit Facility	13,000	—
Repayment of debt and capital lease obligations	(6,971)	(2,393)
Issuance of long-term debt	—	4,532
Payment of debt issuance costs	—	(1,981)
Distribution to General Communication, Inc.	(7,208)	(322)

Net cash used in financing activities	(1,179)	(164)
Net increase (decrease) in cash and cash equivalents	(3,929)	19,711

Cash and cash equivalents at beginning of period	31,777	48,142
Cash and cash equivalents at end of period	$27,848	67,853

See accompanying condensed notes to interim consolidated financial statements.

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements

(Unaudited)

        The accompanying unaudited interim consolidated financial statements include the accounts of GCI, Inc. and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. They should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2010, included elsewhere in this Prospectus. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the results that may be expected for an entire year or any other period.

(1)    Business and Summary of Significant Accounting Principles

  In the following discussion, GCI, Inc. and its direct and indirect subsidiaries are referred to as "we," "us" and "our."

  Basis of Presentation

  We were incorporated in Alaska in 1997 to affect the issuance of Senior Notes. As a wholly-owned subsidiary of General Communication, Inc. ("GCI"), we received through our initial capitalization all ownership interests in subsidiaries previously held by GCI. The GCI and GCI, Inc. interim consolidated financial statements include substantially the same account activity.

  (a)
  Business

    We offer the following services:

      •
      Origination and termination of traffic in Alaska for certain common carriers,

      •
      Cable television services throughout Alaska,

      •
      Competitive local access services throughout Alaska,

      •
      Incumbent local access services in areas of rural Alaska,

      •
      Long-distance telephone service,

      •
      Sale of postpaid and prepaid wireless telephone services and sale of wireless telephone handsets and accessories,

      •
      Data network services,

      •
      Internet access services,

      •
      Wireless roaming for certain wireless carriers,

      •
      Broadband services, including our SchoolAccess® offering to rural school districts, our ConnectMD® offering to rural hospitals and health clinics, and managed video conferencing,

      •
      Managed services to certain commercial customers,

      •
      Sales and service of dedicated communications systems and related equipment, and

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements (Continued)

(Unaudited)

(1)    Business and Summary of Significant Accounting Principles (Continued)

      •
      Lease, service arrangements and maintenance of capacity on our fiber optic cable systems used in the transmission of voice and data services within Alaska and between Alaska and the remaining United States and foreign countries.

  (b)
  Principles of Consolidation

    The consolidated financial statements include the consolidated accounts of GCI, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions between non-regulated affiliates of our company are eliminated. Intercompany transactions generated between regulated and non-regulated affiliates of the company are not eliminated in consolidation.

  (c)
  Recently Adopted Accounting Pronouncements

    Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2009-13 addresses the accounting for multiple deliverable arrangements to enable vendors to account for products or services ("deliverables") separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, "Revenue Recognition—Multiple-Element Arrangements", for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. The adoption of ASU 2009-13 on January 1, 2011, did not have a material impact on our income statement, financial position or cash flows.

    In December 2010, the FASB issued ASU 2010-28 "Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts". Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount of goodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. The adoption of ASU 2009-28 on January 1, 2011, did not have a material impact on our income statement, financial position, cash flows or related footnotes.

    In December 2010, the FASB issued the ASU 2010-29 "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations". ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements (Continued)

(Unaudited)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The adoption of ASU 2009-29 on January 1, 2011, did not have a material impact on our income statement, financial position, cash flows or related disclosures.

  (d)
  Regulatory Accounting and Regulation

    We account for our regulated operations in accordance with the accounting principles for regulated enterprises. This accounting recognizes the economic effects of rate regulation by recording cost and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. Accordingly, plant and equipment is depreciated over lives approved by regulators and certain costs and obligations are deferred based upon approvals received from regulators to permit recovery of such amounts in future years. Our cost studies and depreciation rates for our regulated operations are subject to periodic audits that could result in a change to recorded revenues.

  (e)
  Earnings per Common Share

    We are a wholly-owned subsidiary of GCI and, accordingly, are not required to present earnings per share. Our common stock is not publicly traded.

  (f)
  Use of Estimates

    The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the allowance for doubtful receivables, unbilled revenues, accrual of the Universal Service Fund ("USF") high cost area program support, share-based compensation, inventory reserves, reserve for future customer credits, valuation allowances for deferred income tax assets, depreciable and amortizable lives of assets, the carrying value of long-lived assets including goodwill, cable certificates and wireless licenses, purchase price allocations, deferred lease expense, asset retirement obligations, the accrual of Cost of Goods Sold, and the accrual of contingencies and litigation. Actual results could differ from those estimates.

    The accounting estimates related to revenues from the high cost USF program are dependent on various inputs including current line counts, the most current rates paid to us, and our assessment of the impact of new Federal Communications Commission ("FCC") regulations, and the potential outcome of FCC proceedings. Some of the inputs are subjective and based on our judgment regarding the outcome of certain variables and is subject to upward or downward adjustment in subsequent periods.

    Effective in the second quarter of 2010, we changed our USF high-cost area program support accrual methodology due to a change in our estimate of the current amounts expected to be paid to us.

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements (Continued)

(Unaudited)

(1)    Business and Summary of Significant Accounting Principles (Continued)

  (g)
  Income Taxes

    GCI, Inc., as a wholly-owned subsidiary and member of the GCI controlled group of corporations, files its income tax returns as part of the consolidated group of corporations under GCI. Accordingly, all discussions regarding income taxes reflect the consolidated group's activity. Our income tax expense and deferred income tax assets and liabilities are presented herein using the separate-entity method.

  (h)
  Classification of Taxes Collected from Customers

    We report sales, use, excise, and value added taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between us and a customer on a net basis in our income statement. Following are certain surcharges on a gross basis in our income statement for the three months ended March 31, 2011 and 2010 (amounts in thousands):

	2011	2010
Surcharges reported gross	$1,424	1,334

(2)    Consolidated Statements of Cash Flows Supplemental Disclosures

  Changes in operating assets and liabilities consist of (amounts in thousands):

Three month period ended March 31,	2011	2010
(Increase) decrease in accounts receivable	$(7,388)	11,826
Increase in prepaid expenses	(1,911)	(2,726)
(Increase) decrease in inventories	(992)	2,218
Decrease in other current assets	59	301
Increase (decrease) in other assets	582	(116)
(Increase) decrease in accounts payable	772	(1,710)
Increase in deferred revenues	244	223
Decrease in accrued payroll and payroll related Obligations	(2,353)	(4,649)
Decrease in accrued liabilities	(99)	(3,408)
Increase in accrued interest	3,551	3,263
Decrease in subscriber deposits	(53)	(134)
Decrease in long-term deferred revenue	(359)	(518)
Decrease in components of other long-term Liabilities	(2,033)	(545)

	$(9,980)	4,025

  The following items are for the three months ended March 31, 2011 and 2010 (amounts in thousands):

Net cash paid or received:	2011	2010
Interest paid, net of amounts capitalized	$13,664	13,825
Income tax refund received	$—	988

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements (Continued)

(Unaudited)

(2)    Consolidated Statements of Cash Flows Supplemental Disclosures (Continued)

  The following items are non-cash investing and financing activities for the three months ended March 31, 2011 and 2010 (amounts in thousands):

	2011	2010
Non-cash additions for purchases of property and equipment	$6,872	2,354
Asset retirement obligation additions to property and equipment	$116	386
Asset retirement obligation reductions to property and equipment for revisions to previous estimates	$294	—

(3)    Intangible Assets

  Amortization expense for amortizable intangible assets was as follows (amounts in thousands):

	Three Months Ended March 31,
	2011	2010
Amortization expense	$1,572	1,711

  Amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is estimated to be (amounts in thousands):

Years Ending December 31,
2011	$5,779
2012	3,922
2013	2,864
2014	2,019
2015	1,299

(4)    Long-Term Debt

  Senior Credit Facility

  Our Senior Credit Facility provides a $75.0 million revolving credit facility with a $25.0 million sublimit for letters of credit. We have $2.7 million of letters of credit outstanding at March 31, 2011. On January 18, 2011, we repaid $5.0 million of our outstanding long-term debt. On February 15, 2011 and February 25, 2011, we borrowed $8.0 million and $5.0 million, respectively, under our Senior Credit Facility. After consideration of these transactions, we have $44.3 million available for borrowing under our revolving credit facility at March 31, 2011. The Senior Credit Facility will mature on January 29, 2015.

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements (Continued)

(Unaudited)

(5)    Financial Instruments

  Fair Value of Financial Instruments

  The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. At March 31, 2011 and December 31, 2010, the fair values of cash and cash equivalents, net receivables, accounts payable, accrued payroll and payroll related obligations, accrued interest, accrued liabilities, and subscriber deposits approximate their carrying value due to the short-term nature of these financial instruments. The carrying amounts and estimated fair values of our financial instruments at March 31, 2011 and December 31, 2010 follow (amounts in thousands):

	March 31, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Current and long-term debt and capital lease obligations	$879,055	921,240	872,882	908,286
Other liabilities	70,848	69,363	73,309	72,065

        The following methods and assumptions were used to estimate fair values:

    Current and long-term debt and capital lease obligations: The fair values of our 2019 Notes, 2014 Notes, Rural Utilities Service ("RUS") debt, CoBank mortgage note payable, and capital leases are based upon quoted market prices for the same or similar issues or on the current rates offered to us for the same remaining maturities. The fair value of our Senior Credit Facility is estimated to approximate the carrying value because this instrument is subject to variable interest rates.

    Other Liabilities: Lease escalation liabilities are valued at the discounted amount of future cash flows using quoted market prices on current rates offered to us. Deferred compensation liabilities are carried at fair value, which is the amount payable as of the balance sheet date. Asset retirement obligations are recorded at their fair value and, over time, the liability is accreted to its present value each period. Our non-employee share-based compensation awards are reported at their fair value at each reporting period.

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements (Continued)

(Unaudited)

(5)    Financial Instruments (Continued)

  Fair Value Measurements

  Assets measured at fair value on a recurring basis as of March 31, 2011 and December 31, 2010 were as follows (amounts in thousands):

	Fair Value Measurement at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
March 31, 2011 Assets
Deferred compensation plan assets (mutual funds)	$1,718	—	—

Total assets at fair value	$1,718	—	—

December 31, 2010 Assets
Deferred compensation plan assets (mutual funds)	$1,678	—	—

Total assets at fair value	$1,678	—	—

  The valuation of our mutual funds is determined using quoted market prices in active markets utilizing market observable inputs.

(6)    Share-Based Compensation

  GCI's Amended and Restated 1986 Stock Option Plan ("Stock Option Plan"), provides for the grant of options and restricted stock awards (collectively "award") for a maximum of 15.7 million shares of GCI Class A common stock, subject to adjustment upon the occurrence of stock dividends, stock splits, mergers, consolidations or certain other changes in corporate structure or capitalization. If an award expires or terminates, the shares subject to the award will be available for further grants of awards under the Stock Option Plan. The Compensation Committee of GCI's Board of Directors administers the Stock Option Plan. Substantially all restricted stock awards granted vest over periods of up to three years. Substantially all options vest in equal installments over a period of five years and expire ten years from the date of grant. The requisite service period of our awards is generally the same as the vesting period. Options granted pursuant to the Stock Option Plan are only exercisable if at the time of exercise the option holder is our employee, non-employee director, or a consultant or advisor working on our behalf. New shares of GCI Class A common stock are issued when stock option agreements are exercised or restricted stock awards are granted.

  The fair value of restricted stock awards is determined based on the number of shares granted and the quoted price of GCI's Class A common stock. We use a Black-Scholes-Merton option pricing model to estimate the fair value of stock options issued. The Black-Scholes-Merton option pricing model incorporates various and highly subjective assumptions, including expected term and expected volatility. We have reviewed our historical pattern of option exercises and have determined that meaningful differences in option exercise activity existed among employee job

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements (Continued)

(Unaudited)

(6)    Share-Based Compensation (Continued)

  categories. Therefore, we have categorized these awards into two groups of employees for valuation purposes.

  The weighted average grant date fair value of options granted during the three months ended March 31, 2010 was $2.83 per share. There were no options granted during the three months ended March 31, 2011. The total fair value of options vesting during the three months ended March 31, 2011 and 2010 was $40,000 and $25,000, respectively.

  The following is a summary of our share-based compensation expense for the three months ended March 31, 2011 and 2010 (in thousands):

	2011	2010
Employee share-based compensation expense	$1,544	1,066
Adjustment to fair value of liability classified awards	(374)	(263)

Total share-based compensation expense	$1,170	803

  Share-based compensation expense is classified as selling, general and administrative expense in our consolidated income statement. Unrecognized share-based compensation expense was $7.4 million relating to 2.5 million restricted stock awards and $608,000 relating to 321,000 unvested stock options as of March 31, 2011. We expect to recognize share-based compensation expense over a weighted average period of 1.6 years for stock options and 1.5 years for restricted stock awards.

  A summary of option activity under the Stock Option Plan for the three months ended March 31, 2011 follows (share amounts in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2010	1,249	$7.08
Exercised	(18)	$9.10
Outstanding at March 31, 2011	1,231	$7.05	4.2 years	$4,831

Exercisable at March 31, 2011	910	$7.28	2.9 years	$3,368

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements (Continued)

(Unaudited)

(6)    Share-Based Compensation (Continued)

  A summary of nonvested restricted stock award activity under the Stock Option Plan for the three months ended March 31, 2011, follows (share amounts in thousands):

	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2010	2,196	5.29
Granted	348	12.45
Vested	(75)	12.99
Forfeited	(11)	7.18

Nonvested at March 31, 2011	2,458	6.06

  At March 31, 2011, 3.9 million shares were available for grant under the Stock Option Plan.

  The total intrinsic values, determined as of the date of exercise, of options exercised during the three months ended March 31, 2011 and 2010 were $52,000 and $18,000, respectively. We received $163,000 and $72,000 in cash from stock option exercises during the three months ended March 31, 2011 and 2010, respectively.

  The following is a summary of activity for stock option grants that were not made pursuant to the Stock Option Plan for the three months ended March 31, 2010 and 2011 (share amounts in thousands):

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2009	150	$6.50
Options forfeited and retired	(150)	$6.50

Outstanding at March 31, 2010 and 2011	—

Available for grant at March 31, 2011	—

  In January 2001 we entered into an aircraft operating lease agreement with a company owned by GCI's President and Chief Executive Officer. The lease was amended effective January 1, 2002, February 25, 2005 and December 27, 2010. Upon signing the lease, the lessor was granted an option to purchase 250,000 shares of GCI Class A common stock at $6.50 per share, of which 100,000 shares were exercised during the year ended December 31, 2006 and the remaining 150,000 shares expired on March 31, 2010.

(7)    Industry Segments Data

  Our reportable segments are business units that offer different products and are each managed separately.

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements (Continued)

(Unaudited)

(7)    Industry Segments Data (Continued)

        A description of our reportable segments follows:

    Consumer - We offer a full range of voice, video, data and wireless services to residential customers.

    Network Access - We offer a full range of voice, data and wireless services to common carrier customers.

    Commercial - We offer a full range of voice, video, data and wireless services to small businesses, local, national and global businesses, governmental entities and public and private educational institutions.

    Managed Broadband - We offer data services to rural school districts, hospitals and health clinics through our SchoolAccess® and ConnectMD® initiatives and managed video conferencing.

    Regulated Operations - We offer voice and data services to residential, business, and governmental customers in areas of rural Alaska.

  Corporate related expenses including engineering, information technology, accounting, legal and regulatory, human resources, and other general and administrative expenses for the three months ended March 31, 2011 and 2010 are allocated to our segments using segment margin for the years ended December 31, 2010 and 2009, respectively. Bad debt expense for the three months ended March 31, 2011 and 2010 is allocated to our segments using a combination of specific identification and allocations based upon segment revenue for the three months ended March 31, 2011 and 2010, respectively. Corporate related expenses and bad debt expense are specifically identified for our Regulated Operations segment and therefore, are not included in the allocations.

  We evaluate performance and allocate resources based on earnings before depreciation and amortization expense, net interest expense, income taxes, share-based compensation expense, accretion expense and non-cash contribution adjustment ("Adjusted EBITDA"). Management believes that this measure is useful to investors and other users of our financial information in evaluating operating profitability as an analytical indicator of income generated to service debt and fund capital expenditures. In addition, multiples of current or projected EBITDA are used to estimate current or prospective enterprise value. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in note 1 in the "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus. Intersegment sales are recorded at cost plus an agreed upon intercompany profit.

  We earn all revenues through sales of services and products within the United States. All of our long-lived assets are located within the United States of America, except approximately 82% of our undersea fiber optic cable systems which transit international waters and all of our satellite transponders.

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements (Continued)

(Unaudited)

(7)    Industry Segments Data (Continued)

  Summarized financial information for our reportable segments for the three months ended March 31, 2011 and 2010 follows (amounts in thousands):

	Consumer	Network Access	Commercial	Managed Broadband	Regulated Operations	Total Reportable Segments
2011
Revenues:
Intersegment	$—	—	1,409	—	69	1,478
External	88,417	25,097	31,829	13,995	5,439	164,777

Total revenues	$88,417	25,097	33,238	13,995	5,508	166,255

Adjusted EBITDA	$28,393	11,880	6,662	5,711	700	53,346

2010
Revenues:
Intersegment	$—	6	1,330	—	40	1,376
External	80,368	26,183	27,723	12,085	6,060	152,419

Total revenues	$80,368	26,189	29,053	12,085	6,100	153,795

Adjusted EBITDA	$25,953	11,991	6,357	4,914	1,843	51,058

        A reconciliation of reportable segment revenues to consolidated revenues follows (amounts in thousands):

	Three Months Ended March 31,
	2011	2010
Reportable segment revenues	$166,255	153,795
Less intersegment revenues eliminated in consolidation	1,478	1,376

Consolidated revenues	$164,777	152,419

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements (Continued)

(Unaudited)

(7)    Industry Segments Data (Continued)

  A reconciliation of reportable segment Adjusted EBITDA to consolidated income before income taxes follows (amounts in thousands):

	Three Months Ended March 31,
	2011	2010
Reportable segment Adjusted EBITDA	$53,346	51,058
Less depreciation and amortization expense	(31,720)	(31,126)
Less share-based compensation expense	(1,170)	(803)
Plus other expense	24	—
Less accretion expense	(72)	—

Consolidated operating income	20,408	19,129
Less other expense, net	(17,472)	(17,619)

Consolidated income before income tax expense	$2,936	1,510

(8)    Commitments and Contingencies

  Litigation, Disputes, and Regulatory Matters

  We are involved in various lawsuits, billing disputes, legal proceedings, and regulatory matters that have arisen from time to time in the normal course of business. While the ultimate results of these items cannot be predicted with certainty, we do not expect at this time for the resolution of them to have a material adverse effect on our financial position, results of operations or liquidity. In addition we are involved in the following matters:

    •
    In September 2008, the FCC's Office of Inspector General ("OIG") initiated an investigation regarding Alaska DigiTel LLC's ("Alaska DigiTel") compliance with program rules and requirements under the Lifeline Program. The request covered the period beginning January 1, 2004 through August 31, 2008 and related to amounts received for Lifeline service. Alaska DigiTel was an Alaska based wireless communications company of which we acquired an 81.9% equity interest on January 2, 2007 and the remaining 18.1% equity interest on August 18, 2008 and was subsequently merged with one of our wholly owned subsidiaries in April 2009. Prior to August 18, 2008, our control over the operations of Alaska DigiTel was limited as required by the FCC upon its approval of our initial acquisition completed in January 2007. We responded to this request on behalf of Alaska DigiTel and the GCI companies as affiliates. On January 18, 2011 we reached an agreement with the FCC and the Department of Justice to settle the matter, which required us to contribute $1.6 million to the United States Treasury and granted us a broad release of claims including those under the False Claims Act. The $1.6 million contribution, which was recognized in selling, general and administrative expense in the Income Statement in prior years, was paid in January 2011; and

    •
    In August 2010, a GCI, Inc.-owned aircraft was involved in an accident resulting in five fatalities and injuries to the remaining four passengers on board. We had aircraft and

GCI, INC. AND SUBSIDIARIES

Condensed Notes to Interim Consolidated Financial Statements (Continued)

(Unaudited)

(8)    Commitments and Contingencies (Continued)

      liability insurance coverage in effect at the time of the accident. We cannot predict the likelihood or nature of any potential claims related to the accident.

  TERRA-Southwest

  In January 2010 the U.S. Department of Agriculture's RUS approved our wholly-owned subsidiary, United Utilities, Inc.'s ("UUI") application for an $88.2 million loan/grant combination to extend terrestrial broadband service for the first time to Bristol Bay and the Yukon-Kuskokwim Delta, an area in Alaska roughly the size of the state of North Dakota. Upon completion this project, called TERRA-Southwest ("TERRA-SW"), will be able to serve over 9,000 households and over 700 businesses in the 65 covered communities. The project will also be able to serve numerous public/non-profit/private community anchor institutions and entities, such as regional health care providers, school districts, and other regional and Alaska native organizations. The RUS award, consisting of a $44.2 million loan and a $44.0 million grant, is made under the RUS Broadband Initiatives Program established pursuant to the American Recovery and Reinvestment Act. The award funds backbone network facilities that we would not otherwise be able to construct within our return-on-investment requirements. UUI started construction on TERRA-SW in 2010 and expects to complete the project in 2012 or earlier if possible.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

(Years Ended December 31, 2010, 2009 and 2008)

        In the following discussion, GCI, Inc. and its direct and indirect subsidiaries are referred to as "we," "us" and "our."

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to the allowance for doubtful receivables, unbilled revenues, accrual of the USF high-cost area program subsidy, share-based compensation, reserve for future customer credits, valuation allowances for deferred income tax assets, depreciable and amortizable lives of assets, the carrying value of long-lived assets including goodwill, cable certificates and wireless licenses, our effective tax rate, purchase price allocations, the accrual of cost of goods sold (exclusive of depreciation and amortization expense ("Cost of Goods Sold")), depreciation, and contingencies and litigation. We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. See also our "Cautionary Statement Regarding Forward-Looking Statements."

        GCI, Inc. was incorporated under the laws of the State of Alaska in 1997 to affect the issuance of Senior Notes. GCI, Inc., a wholly-owned subsidiary of GCI, received through its initial capitalization all ownership interests in subsidiaries previously held by GCI. Shares of GCI's Class A common stock are traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol of GNCMA. Shares of GCI's Class B common stock are traded on the Over-the-Counter market. Shares of GCI, Inc.'s common stock are wholly owned by GCI and are not publicly traded. The GCI and GCI, Inc. consolidated financial statements include substantially the same account activity.

        The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and supplementary data as presented elsewhere in this Prospectus.

General Overview

        Through our focus on long-term results, acquisitions, and strategic capital investments, we strive to consistently grow our revenues and expand our margins. We have historically met our cash needs for operations, regular capital expenditures and maintenance capital expenditures through our cash flows from operating activities. Historically, cash requirements for significant acquisitions and major capital expenditures have been provided largely through our financing activities.

        The weakness in the national economy has negatively impacted consumer confidence and spending. There are some indicators that consumer confidence might be improving; however, there is no clear indication that the economy is in a recovery. Continued stress in the economy could lead to reductions in consumer spending which could impact our revenue growth. We believe the Alaska economy continues to perform well compared to most other states at the current time. Mortgage foreclosure rates in Alaska are among the lowest in the nation and the commercial real estate market is steady. The State of Alaska has large cash reserves that should enable it to maintain its budget for at least the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

short-term. This is important for Alaska's economy as the State is the largest employer and second largest source of gross state product. The majority of our revenue is driven by the strength of the Alaska economy which appears to have weathered the recessionary pressures relatively well to date. Nonetheless we cannot predict the impact the nation's economic changes may have on us in the future.

        Effective June 1, 2008, we purchased 100% of the outstanding stock of UUI and Unicom. The financial results of the long-distance, local access and Internet services sold to consumer and commercial customers of certain of these acquired companies are reported in the Regulated Operations segment. The financial results of the long-distance services sold to other common carrier customers and the managed broadband services components of certain of these acquired companies are included in the Network Access and Managed Broadband Services segments, respectively. Effective July 1, 2008, we closed on our purchase of 100% of the ownership interests of Alaska Wireless whose results are included in the Consumer segment.

Results of Operations

        The following table sets forth selected Statements of Operations data as a percentage of total revenues for the periods indicated (underlying data rounded to the nearest thousands):

	Year Ended December 31,			Percentage Change(1) 2010 vs. 2009	Percentage Change(1) 2009 vs. 2008
	2010	2009	2008
Statements of Operations Data:
Revenues:
Consumer segment	53%	49%	45%	16%	15%
Network Access segment	16%	21%	27%	(12)%	(20)%
Commercial segment	20%	18%	20%	17%	(4)%
Managed Broadband segment	8%	8%	6%	11%	21%
Regulated Operations segment	3%	4%	2%	(5)%	68%
Total revenues	100%	100%	100%	9%	4%
Selling, general and administrative expenses	35%	36%	37%	8%	1%
Depreciation and amortization expense	19%	21%	20%	2%	8%
Operating income	14%	11%	8%	34%	39%
Other expense, net	11%	10%	9%	19%	17%
Income before income tax expense	3%	1%	0%	147%	425%
Net income (loss)	1%	1%	(1)%	155%	204%
Net loss attributable to the non-controlling interest	0%	0%	0%	0%	100%
Net income attributable to GCI, Inc.	1%	1%	0%	155%	288%

(1)
Percentage change in underlying data

        We evaluate performance and allocate resources based on earnings before depreciation and amortization expense, net interest expense, income taxes, share-based compensation expense, accretion expense and non-cash contribution adjustment ("Adjusted EBITDA"). Management believes that this measure is useful to investors and other users of our financial information in evaluating operating profitability as an analytical indicator of income generated to service debt and fund capital expenditures. In addition, multiples of current or projected EBITDA are used to estimate current or

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

prospective enterprise value. See note 10 to the accompanying consolidated financial statements for a reconciliation of Adjusted EBITDA to Consolidated Income (Loss) Before Income Tax Expense.

Year Ended December 31, 2010 ("2010") Compared to Year Ended December 31, 2009 ("2009")

Overview of Revenues and Cost of Goods Sold

        Total revenues increased 9% from $595.8 million in 2009 to $651.3 million in 2010. Revenue increases in our Consumer, Commercial and Managed Broadband segments were partially off-set by decreased revenue in our Network Access and Regulated Operations segments. See the discussion below for more information by segment.

        Total Cost of Goods Sold increased 7% from $193.7 million in 2009 to $207.8 million in 2010. Cost of Goods Sold increases in our Consumer, Commercial and Managed Broadband segments were partially off-set by decreases in our Network Access and Regulated Operations segments. See the discussion below for more information by segment.

Consumer Segment Overview

        Consumer segment revenue represented 53% of 2010 consolidated revenues. The components of Consumer segment revenue are as follows (amounts in thousands):

	2010	2009	Percentage Change
Voice	$57,317	52,654	9%
Video	118,475	110,986	7%
Data	61,364	50,327	22%
Wireless	105,742	80,958	31%

Total Consumer segment revenue	$342,898	294,925	16%

        Consumer segment Cost of Goods Sold represented 50% of 2010 consolidated Cost of Goods Sold. The components of Consumer segment Cost of Goods Sold are as follows (amounts in thousands):

	2010	2009	Percentage Change
Voice	$12,042	14,952	(19)%
Video	51,246	45,350	13%
Data	3,781	4,367	(13)%
Wireless	37,412	32,225	16%

Total Consumer segment Cost of Goods Sold	$104,481	96,894	8%

        Consumer segment Adjusted EBITDA, representing 52% of 2010 consolidated Adjusted EBITDA, is as follows (amounts in thousands):

	2010	2009	Percentage Change
Consumer segment Adjusted EBITDA	$114,716	86,587	32%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

        Selected key performance indicators for our Consumer segment follow:

	December 31,
			Percentage Change
	2010	2009
Voice:
Long-distance subscribers(1)	88,200	90,500	(3)%
Long-distance minutes carried (in millions)	106.9	114.7	(7)%
Total local access lines in service(2)	84,800	84,200	1%
Local access lines in service on GCI facilities(2)	77,400	75,200	3%
Video:
Basic subscribers(3)	130,000	130,500	0%
Digital programming tier subscribers(4)	81,800	79,600	3%
HD/DVR converter boxes(5)	88,100	81,500	8%
Homes passed	238,500	232,400	3%
Average monthly gross revenue per subscriber(6)	$75.83	$70.36	8%
Data:
Cable modem subscribers(7)	105,700	100,200	6%
Wireless:
Wireless lines in service(8)	124,900	115,100	9%
Average monthly gross revenue per subscriber(9)	$63.96	$58.23	21%

(1)
A long-distance subscriber is defined as a customer account that is invoiced a monthly long-distance plan fee or has made a long-distance call during the month.

(2)
A local access line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network.

(3)
A basic cable subscriber is defined as one basic tier of service delivered to an address or separate subunits thereof regardless of the number of outlets purchased.

(4)
A digital programming tier subscriber is defined as one digital programming tier of service delivered to an address or separate subunits thereof regardless of the number of outlets or digital programming tiers purchased. Digital programming tier subscribers are a subset of basic subscribers.

(5)
A HD/DVR converter box is defined as one box rented by a digital programming or basic tier subscriber. A digital programming or basic tier subscriber is not required to rent an HD/DVR converter box to receive service.

(6)
Year-to-date average monthly consumer video revenues divided by the average of consumer video basic subscribers at the beginning and end of each month in the period.

(7)
A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber. Cable modem subscribers may also be video basic subscribers though basic cable service is not required to receive cable modem service.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

(8)
A wireless line in service is defined as a revenue generating wireless device.

(9)
Year-to-date average monthly consumer wireless revenues divided by the average of consumer wireless subscribers at the beginning and end of each month in the period.

Consumer Segment Revenues

        The increase in voice revenue is primarily due to a $4.4 million or 54% increase in Universal Service Administrative Company ("USAC") support. We accrue estimated high cost support revenue quarterly and adjust our revenue as we obtain new information that changes the variables used to calculate our estimate. The increase in USF high cost support is primarily due to changes in the variables used to calculate our estimate and an increase in the number of local subscribers. This increase was partially off-set by an absence of $674,000 in support in 2009 related to services provided during the year ended December 31, 2008. In March 2009, the FCC issued an order which provided uncapped support for all lines served by competitive ETCs for tribal lands in Alaska Native regions retroactive to August 2008. This revenue was for the additional support for the period August to December 2008.

        The increase in video revenue is primarily due to the following:

  •
  A 6% increase in programming services revenue to $93.9 million in 2010 primarily resulting from an increase in digital programming tier subscribers in 2010 and a rate increase on certain cable service offerings beginning in August 2009, and

  •
  An 8% increase in equipment rental revenue to $23.4 million in 2010 primarily resulting from our customers' increased use of our HD/DVR converter boxes.

        The increase in data revenue is primarily due to a 23% increase in cable modem revenue to $53.4 million due to increased subscribers, rate increases in May and August 2010, our subscribers' selection of plans that offer higher speeds, and an increase in charges for usage above plan limits.

        The increase in wireless revenue is primarily due to the following:

  •
  A $19.8 million increase in USAC support to $51.4 million. This increase includes a $16.3 million increase in USF high cost support and a $3.5 million increase in USF low income support. We accrue estimated USF high cost support revenue quarterly and adjust our revenue as we obtain new information that changes the variables used to calculate our estimate. The increase in USF high cost support is primarily due to changes in the variables used to calculate our estimate, an increase in the number of wireless subscribers and $1.0 million for amended line count filings for which the revenue recognition criteria was met in the third quarter of 2010. The increase in USF low income support is due to an increase in the number of wireless subscribers who qualify under this program; and

  •
  A $7.3 million increase in plan fee revenue to $37.8 million due to an increase in the number of wireless subscribers.

        These increases were partially off-set by the following:

  •
  An absence of $1.7 million in support recorded in 2009 related to services provided during the year ended December 31, 2008. The support was for a new local access area for which we received ETC status in May 2009. Collectability was not reasonably assured until we were

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

    awarded ETC status, therefore we deferred revenue recognition until such status was confirmed, and

  •
  An absence of $810,000 recorded in 2009 related to services provided during the year ended December 31, 2008. In March 2009, the FCC issued an order which provided uncapped support for all lines served by competitive ETCs for tribal lands in Alaska Native regions retroactive to August 2008. This revenue was for the additional support for the period August to December 2008.

Consumer Segment Cost of Goods Sold

        The decrease in voice Cost of Goods Sold is primarily due to decreased voice minutes carried, cost savings resulting from the increased deployment of local access services lines on our own facilities during 2010, and a $392,000 favorable adjustment based upon refunds from several vendors. In the course of business we estimate unbilled long-distance services Cost of Goods Sold based upon minutes of use processed through our network and established rates. Such estimates are revised when subsequent billings are received, payments are made, billing matters are researched and resolved, tariffed billing periods lapse, or when disputed charges are resolved.

        The increase in video Cost of Goods Sold is primarily due to increased channels offered to our subscribers, increased rates paid to programmers, increased costs associated with delivery of digital services offered through our HD/DVR converter boxes due to the increased number of boxes in service, and an increase in digital programming tier subscribers. The increases were partially offset by the absence of a $594,000 charge in 2009 to settle a billing issue with a cable programmer.

        The decrease in data Cost of Goods Sold is primarily due to the transition of traffic to our own facilities from leased facilities.

        The increase in wireless Cost of Goods Sold is primarily due to increased costs for wireless handset equipment sales associated with the increased number of wireless subscribers and an increased number of premium wireless handsets which have higher costs. As part of an agreement signed in December 2007 with AT&T Mobility, AT&T Mobility has provided to us a large block of wireless network usage at no charge that we use for roaming. We expect this block of minutes to expire in the first half of 2012 at which time we expect a material increase to our wireless Cost of Goods Sold estimated at $8.0 million to $10.0 million annually.

Consumer Segment Adjusted EBITDA

        The Adjusted EBITDA increase is primarily due to increased revenue as described above in "Consumer Segment Revenues." The increase was partially offset by increased Cost of Goods Sold as described above in "Consumer Segment Cost of Goods Sold" and an increase in the selling, general and administrative expense that was allocated to our Consumer segment. The increase in allocated selling, general and administrative expense is due primarily to an increase in the 2009 segment margin upon which the selling, general and administrative expense allocation is based and an increase in consolidated selling, general and administrative expense.

        See note 10 in the "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income (loss) before income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

Network Access Segment Overview

        Network access segment revenue represented 16% of 2010 consolidated revenues. The components of Network Access segment revenue are as follows (amounts in thousands):

	2010	2009	Percentage Change
Voice	$29,032	49,837	(42)%
Data	61,494	63,862	(4)%
Wireless	16,701	8,373	99%

Total Network Access segment revenue	$107,227	122,072	(12)%

        Network Access segment Cost of Goods Sold represented 12% of 2010 consolidated Cost of Goods Sold. The components of Network Access segment Cost of Goods Sold are as follows (amounts in thousands):

	2010	2009	Percentage Change
Voice	$15,383	16,522	(7)%
Data	8,234	9,444	(13)%
Wireless	1,413	1,287	10%

Total Network Access segment Cost of Goods Sold	$25,030	27,253	(8)%

        Network Access segment Adjusted EBITDA, representing 23% of 2010 consolidated Adjusted EBITDA, is as follows (amounts in thousands):

	2010	2009	Percentage Change
Network Access segment Adjusted EBITDA	$50,259	57,563	(13)%

        Selected key performance indicators for our Network Access segment follow:

	December 31,
			Percentage Change
	2010	2009
Voice:
Long-distance minutes carried (in millions)	785.4	840.0	(7)%
Data:
Total Internet service provider access lines in service(1)	1,700	1,700	0%

(1)
An Internet service provider access line is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network

Network Access Segment Revenues

        The decrease in voice revenue is due to decreases in our average rate per minute on billable minutes carried for our common carrier customers and the transition of voice traffic to dedicated networks. Voice revenue continues to decline as expected due to increased competition in the Network

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

Access business. The increased competition will continue to compress the rates we may charge our customers and, therefore, we expect a continued decline in Network Access segment voice revenue. The decrease is partially offset by a $3.4 million increase from growth of services sold.

        The decrease in data revenue is primarily due to decreased rates for capacity purchased by our common carrier customers.

        The increase in wireless revenue is due to increased roaming revenue in 2010 primarily due to improved coverage and new roaming partners.

Network Access Segment Cost of Goods Sold

        The decrease in voice Cost of Goods Sold is primarily due to decreased long-distance minutes carried, the movement of more traffic onto our network in lieu of carrying traffic on third party networks, and a $771,000 favorable adjustment based upon refunds from several vendors. In the course of business we estimate unbilled long-distance services Cost of Goods Sold based upon minutes of use processed through our network and established rates. Such estimates are revised when subsequent billings are received, payments are made, billing matters are researched and resolved, tariffed billing periods lapse, or when disputed charges are resolved. The decreases were partially offset by a $2.3 million increase from growth of services sold.

        The decrease in data Cost of Goods Sold is primarily due to the transition of traffic to our own facilities from leased facilities and a $724,000 favorable adjustment based upon refunds from several vendors. In the course of business we estimate unbilled data services Cost of Goods Sold based upon minutes of use processed through our network and established rates. Such estimates are revised when subsequent billings are received, payments are made, billing matters are researched and resolved, tariffed billing periods lapse, or when disputed charges are resolved. The decreases were partially offset by the absence of a $585,000 favorable adjustment in 2009 resulting from a refund of fiber repair costs. The fiber repair costs were originally recognized in the first quarter of 2008. Due to the uncertainty surrounding the refund of the fiber repair costs, we deferred recognition until collection of the refund was reasonably assured.

Network Access Segment Adjusted EBITDA

        The Adjusted EBITDA decrease is primarily due to decreased revenue as described in "Network Access Segment Revenues." This decrease is partially off-set by decreased Cost of Goods Sold as described in "Network Access Segment Cost of Goods Sold" and a decrease in the selling, general and administrative expense that was allocated to our Network Access segment primarily due to a decrease in the 2009 segment margin upon which the selling, general and administrative expense allocation is based.

        See note 10 in the "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income (loss) before income taxes.

Commercial Segment Overview

        Commercial segment revenue represented 20% of 2010 consolidated revenues. Commercial segment data revenue is comprised of monthly recurring charges for data services and charges billed on a time and materials basis largely for personnel providing on-site customer support. This latter category

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

can vary significantly based on project activity. The components of Commercial segment revenue are as follows (amounts in thousands):

	2010	2009	Percentage Change
Voice	$31,720	30,830	3%
Video	11,178	9,175	22%
Data	76,823	63,383	21%
Wireless	8,737	6,747	29%

Total Commercial segment revenue	$128,458	110,135	17%

        Commercial segment Cost of Goods Sold represented 29% of 2010 consolidated Cost of Goods Sold. The components of Commercial segment Cost of Goods Sold are as follows (amounts in thousands):

	2010	2009	Percentage Change
Voice	$15,212	18,563	(18)%
Video	2,140	1,956	9%
Data	38,586	28,661	35%
Wireless	3,947	3,065	29%

Total Commercial segment Cost of Goods Sold	$59,885	52,245	15%

        Commercial segment Adjusted EBITDA, representing 14% of 2010 consolidated Adjusted EBITDA, is as follows (amounts in thousands):

	2010	2009	Percentage Change
Commercial segment Adjusted EBITDA	$30,871	23,174	33%

        Selected key performance indicators for our Commercial segment follow:

	December 31,
			Percentage Change
	2010	2009
Voice:
Long-distance subscribers(1)	9,100	9,500	(4)%
Total local access lines in service(2)	48,300	47,700	1%
Local access lines in service on GCI facilities	21,200	19,600	8%
Long-distance minutes carried (in millions)	116.0	123.2	(6)%
Data:
Cable modem subscribers(3)	10,700	10,500	2%
Wireless:
Wireless lines in service(4)	13,800	10,300	34%

(1)
A long-distance customer is defined as a customer account that is invoiced a monthly long-distance plan fee or has made a long-distance call during the month.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

(2)
A local access line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network.

(3)
A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber.

(4)
A wireless line in service is defined as a revenue generating wireless device.

Commercial Segment Revenues

        The increase in voice revenue is primarily due to the following:

  •
  A $799,000 or 32% increase in USAC support. We accrue estimated USF high cost support revenue quarterly and adjust our revenue as we obtain new information that changes the variables used to calculate our estimate. The increase in USF high cost support is primarily due to changes in the variables used to calculate our estimate and an increase in the number of local subscribers, and

  •
  A $493,000 or 3% increase in local plan fee revenue due to an increase in the number of lines in service.

        These increases in voice revenue were partially offset by an $822,000 or 6% decrease in long-distance plan fee revenue due to a decrease in subscribers and minutes carried.

        The increase in video revenue is primarily due to an increase in sales of cable advertising services due to state and federal political advertising and the return of seasonal tourism advertising which was negatively affected in 2009 by the general economic slowdown.

        The increase in data revenue is primarily due to a $12.1 million or 42% increase in managed services project revenue due to special project work.

        The increase in wireless revenue is primarily due to the following:

  •
  A $995,000 or 90% increase in USAC support. We accrue estimated USF high cost support revenue quarterly and adjust our revenue as we obtain new information that changes the variables used to calculate our estimate. The increase in USF high cost support is primarily due to changes in the variables used to calculate our estimate and an increase in the number of wireless subscribers; and

  •
  An $812,000 or 54% increase in plan fee revenue mainly due to an increase in the number of wireless subscribers.

Commercial Segment Cost of Goods Sold

        The decrease in voice Cost of Goods Sold is primarily due to the following:

  •
  A $1.2 million cost saving from increased deployment of local access services lines on our own facilities during 2010,

  •
  A $1.0 million favorable adjustment based upon refunds from several vendors. In the course of business we estimate unbilled long-distance services Cost of Goods Sold based upon minutes of use processed through our network and established rates. Such estimates are revised when

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

    subsequent billings are received, payments are made, billing matters are researched and resolved, tariffed billing periods lapse, or when disputed charges are resolved; and

  •
  A $700,000 or 7% decrease in long-distance costs related to the decrease in minutes carried.

        The increase in data Cost of Goods Sold is primarily due to an $11.1 million or 57% increase in managed services project Cost of Goods Sold related to the increased revenue described above in "Commercial Segment Revenues."

        The increase in wireless Cost of Goods Sold is primarily due to increased costs for wireless handset equipment sales associated with the increased number of wireless subscribers.

Commercial Segment Adjusted EBITDA

        The Adjusted EBITDA increase was primarily due to increased revenue as described in "Commercial Segment Revenues." This increase was partially off-set by increased Cost of Goods Sold as described in "Commercial Segment Cost of Goods Sold," and an increase in the selling, general and administrative expense that was allocated to our Commercial segment primarily due to an increase in consolidated selling, general and administrative expense.

        See note 10 in the "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income (loss) before income taxes.

Managed Broadband Segment Overview

        Managed Broadband segment revenue, Cost of Goods sold and Adjusted EBITDA represented 8%, 7% and 8% of 2010 consolidated revenues, Cost of Goods Sold and Adjusted EBITDA, respectively.

Managed Broadband Segment Revenues

        Managed Broadband segment revenue, which includes data products only, increased 11% to $50.0 million in 2010 as compared to 2009. The increase is primarily due to:

  •
  A $3.8 million or 9% increase in monthly contract revenue due to increased data network capacity purchased by our ConnectMD® and SchoolAccess® customers, and

  •
  A $1.2 million or 143% increase in product sales to our customers.

        These increases are partially off-set by the $1.7 million in denied funding from the USAC for one ConnectMD® customer for the funding year July 2008 to June 2009. We received the funding commitment letter, which outlined the denied portion, in the second quarter of 2010. This denial is under appeal to the FCC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

Managed Broadband Segment Cost of Goods Sold

        Managed Broadband segment Cost of Goods Sold increased from $11.1 million in 2009 to $14.0 million in 2010. The increase is primarily due to the increase in data network capacity described above in "Managed Broadband Segment Revenues." In addition, the product sales described above in "Managed Broadband Segment Revenues" resulted in a $756,000 or 99% increase in product sales Cost of Goods Sold.

Managed Broadband Segment Adjusted EBITDA

        Managed Broadband segment Adjusted EBITDA decreased 1% to $19.3 million in 2010 primarily due to an increase in the Cost of Goods Sold as described above in "Managed Broadband Segment Cost of Goods Sold," and an increase in the selling, general and administrative expense that was allocated to our Managed Broadband segment primarily due to an increase in the consolidated selling, general and administrative expense. These increases were partially off-set by an increase in revenue as described above in "Managed Broadband Segment Revenues."

        See note 10 in the "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income before income tax expense.

Regulated Operations Segment Overview

        Regulated Operations segment revenue, Cost of Goods Sold and Adjusted EBITDA represented 3%, 2% and 3% of 2010 consolidated revenues, Cost of Goods Sold and Adjusted EBITDA, respectively.

        A selected key performance indicator for our Regulated Operations segment follows:

	December 31,
			Percentage Change
	2010	2009
Voice:
Total local access lines in service on GCI facilities(1)	10,000	11,100	(10)%

(1)
A local access line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network.

Regulated Operations Segment Revenues

        Regulated Operations segment revenues decreased from $23.8 million in 2009 to $22.7 million in 2010 primarily due to projected lower levels of eligible cost recovery resulting from changes in lines in service, traffic sensitive activity levels and reserve adjustments.

Regulated Operations Segment Cost of Goods Sold

        Regulated Operations segment Cost of Goods Sold decreased from $6.1 million in 2009 to $4.4 million in 2010 primarily due to a change in allocation of network maintenance costs which resulted in a decrease to our Regulated Operations segment and an increase to our Consumer, Network Access, Commercial and Managed Broadband segments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

Regulated Operations Segment Adjusted EBITDA

        Regulated Operations segment Adjusted EBITDA increased 6% to $6.4 million in 2010.

        See note 10 in the "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income before income tax expense.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased $16.3 million to $228.8 million in 2010 primarily due to the following:

  •
  A $4.7 million increase in health benefit costs,

  •
  A $4.5 million increase in labor costs,

  •
  A $3.8 million increase in share-based compensation expense primarily due to the absence of a $2.4 million reversal of expense in 2009. The expense had been properly recognized in previous periods for certain performance-based stock options and restricted stock awards but in the third quarter of 2009 we determined they were not expected to vest,

  •
  $2.0 million in costs, including workers compensation expense, related to an accident involving our company-owned aircraft in August 2010, and

  •
  A $913,000 increase in our company-wide success sharing bonus accrual.

        The increases were partially off-set by the following:

  •
  A $2.4 million decrease in sales expense,

  •
  The absence of $1.2 million in costs for the conversion of our customers' wireless phones to our facilities in 2009, and

  •
  The absence of a $640,000 contribution expense recognized upon the gift of an IRU to the University of Alaska that was recorded in 2009.

        As a percentage of total revenues, selling, general and administrative expenses decreased to 35% in 2010 from 36% in 2009, primarily due to increasing revenues.

Depreciation and Amortization Expense

        Depreciation and amortization expense increased $2.8 million to $126.1 million in 2010 primarily due to new assets placed in service in 2010 partially offset by assets which became fully depreciated during 2010.

Other Expense, Net

        Other expense, net of other income, increased 19% to $70.1 million in 2010 primarily due to a $13.2 million increase in interest expense to $69.4 million in 2010. The interest expense increase is due to the issuance of the 2019 Notes in November 2009, which have a higher interest rate than the interest rate paid on our amended Senior Credit Facility, and a higher average outstanding debt balance during 2010 than 2009. The proceeds from the issuance of the 2019 Notes were primarily used to repay and retire the outstanding amount due on our amended Senior Credit Facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

Income Tax Expense

        GCI, Inc., as a wholly-owned subsidiary and member of the GCI controlled group of corporations, files its income tax returns as part of the consolidated group of corporations under GCI. Accordingly, all discussions regarding income taxes reflect the consolidated group's activity. Our income tax expense and deferred income tax assets are presented herein using the separate-entity method.

        Income tax expense totaled $9.5 million and $3.9 million in 2010 and 2009, respectively. Our effective income tax rate decreased from 53% in 2009 to 51% in 2010.

        At December 31, 2010, we have tax net operating loss carryforwards of $226.4 million that will begin expiring in 2011 if not utilized, and alternative minimum tax credit carryforwards of $1.9 million available to offset regular income taxes payable in future years.

        We have recorded deferred tax assets of $89.0 million associated with income tax net operating losses that were generated from 1996 to 2010 and that expire from 2011 to 2030, and with charitable contributions that were converted to net operating losses in 2004 through 2010, and that expire in 2024 through 2030, respectively.

        Tax benefits associated with recorded deferred tax assets are considered to be more likely than not realizable through future reversals of existing taxable temporary differences and future taxable income exclusive of reversing temporary differences and carryforwards. The amount of deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced which would result in additional income tax expense. We estimate that our effective annual income tax rate for financial statement purposes will be 50% to 54% in the year ended December 31, 2011, primarily due to the large amount of permanent differences in 2011 as compared to our net income before income tax expense.

Year Ended December 31, 2009 ("2009") Compared to Year Ended December 31, 2008 ("2008")

Overview of Revenues and Cost of Goods Sold

        Total revenues increased 4% from $575.4 million in 2008 to $595.8 million in 2009. Revenue increases in our Consumer, Managed Broadband and Regulated Operations segments were partially off-set by decreases in our Network Access and Commercial segments. See the discussion below for more information by segment.

        Total Cost of Goods Sold decreased 5% from $203.1 million in 2008 to $193.7 million in 2009. Cost of Goods Sold increases in our Consumer, Managed Broadband and Regulated Operations segments were partially off-set by decreases in our Network Access and Commercial segments. See the discussion below for more information by segment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

Consumer Segment Overview

        Consumer segment revenue represented 49% of 2009 consolidated revenues. The components of Consumer segment revenue are as follow (amounts in thousands):

	2009	2008	Percentage Change
Voice	$52,654	47,042	12%
Video	110,986	105,238	5%
Data	50,327	42,692	18%
Wireless	80,958	60,660	33%

Total Consumer segment revenue	$294,925	255,632	15%

        Consumer segment Cost of Goods Sold represented 50% of 2009 consolidated Cost of Goods Sold. The components of Consumer segment Cost of Goods Sold are as follows (amounts in thousands):

	2009	2008	Percentage Change
Voice	$14,952	18,121	(17)%
Video	45,350	40,279	13%
Data	4,367	6,554	(33)%
Wireless	32,225	24,899	29%

Total Consumer segment Cost of Goods Sold	$96,894	89,853	8%

        Consumer segment adjusted EBITDA, representing 45% of 2009 consolidated Adjusted EBITDA, is as follows (amounts in thousands):

	2009	2008	Percentage Change
Consumer segment Adjusted EBITDA	$86,587	58,949	47%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

        Selected key performance indicators for our Consumer segment follow:

	December 31,
			Percentage Change
	2009	2008
Voice:
Long-distance subscribers(1)	90,500	88,600	2%
Long-distance minutes carried (in millions)	114.7	128.6	(11)%
Total local access lines in service(2)	84,200	80,700	4%
Local access lines in service on GCI facilities(2)	75,200	68,700	9%
Video:
Basic subscribers(3)	130,500	132,500	(2)%
Digital programming tier subscribers(4)	79,600	71,900	11%
HD/DVR converter boxes(5)	81,500	67,800	20%
Homes passed	232,400	229,300	1%
Average monthly gross revenue per subscriber(6)	$70.36	$67.40	4%
Data:
Cable modem subscribers(7)	100,200	94,400	6%
Wireless:
Wireless lines in service(8)	115,100	88,700	30%
Average monthly gross revenue per subscriber(9)	$61.54	$57.77	7%

(1)
A long-distance customer is defined as a customer account that is invoiced a monthly long-distance plan fee or has made a long-distance call during the month.

(2)
A local access line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network.

(3)
A basic cable subscriber is defined as one basic tier of service delivered to an address or separate subunits thereof regardless of the number of outlets purchased. On January 1, 2009, our Consumer segment transferred 2,900 basic cable subscribers to our Commercial segment.

(4)
A digital programming tier subscriber is defined as one digital programming tier of service delivered to an address or separate subunits thereof regardless of the number of outlets or digital programming tiers purchased. Digital programming tier subscribers are a subset of basic subscribers.

(5)
A HD/DVR converter box is defined as one box rented by a digital programming or basic tier subscriber. A digital programming or basic tier subscriber is not required to rent an HD/DVR converter box to receive service.

(6)
Year-to-date average monthly consumer video revenues divided by the average of consumer video basic subscribers at the beginning and end of each month in the period.

(7)
A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber. Cable modem subscribers may also be video basic subscribers though basic cable service is not required to receive cable modem service.

(8)
A wireless line in service is defined as a revenue generating wireless device.

(9)
Year-to-date average monthly consumer wireless revenues divided by the average of consumer wireless subscribers at the beginning and end of each month in the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

Consumer Segment Revenues

        The increase in voice revenue is primarily due to a $3.7 million or 82% increase in recognized support from the USAC and an increase in monthly recurring local service fee revenue. The increase in USAC support is primarily due to an FCC order issued in March 2009, the result of which provided uncapped support for all lines served by competitive ETCs for tribal lands or Alaska Native regions retroactive to August 2008. The issuance of this order allowed us to recognize in 2009 $674,000 in additional USAC support for services provided from August 2008 to December 2008 that is included in the revenue increase discussed above, and the removal of the cap allowed us to increase the USAC support revenue that we recognized in 2009.

        The increase in monthly recurring local service fee revenue is due to increased subscribers. The increase in voice revenue was partially offset by decreased long-distance billable minutes carried.

        The increase in video revenue is primarily due to the following:

  •
  A 4% increase in programming services revenue to $88.1 million in 2009 primarily resulting from an increase in digital programming tier subscribers in 2009 and a rate increase on certain cable service offerings beginning in August 2009, and

  •
  A 12% increase in equipment rental revenue to $21.6 million in 2009 primarily resulting from our customers' increased use of our HD/DVR converter boxes.

        The increase in data revenue is primarily due to a 19% increase in cable modem revenue to $43.4 million due to increased subscribers and their selection of more value-added features.

        The increase in wireless revenue is primarily due to the following:

  •
  An $11.9 million or 162% increase in recognized support from the USAC primarily due to the following:

  •
  Increased wireless subscribers in areas that receive USAC support,

  •
  Recognition of $3.1 million to be received from the USAC for interstate common line support for a new local access area for which we received ETC status in May 2009 of which $1.7 million was related to services provided during 2008. Collectability was not reasonably assured until we were awarded ETC status, therefore, we deferred revenue recognition until such status was confirmed,

  •
  Recognition of $1.1 million upon a change in our estimate of support to be received from the USAC for interstate common line support of which $77,000 was related to 2008. We accrue estimated program revenue quarterly and adjust our revenue as we obtain new information that changes the variables used to calculate our estimate, and

  •
  The FCC order issued in March 2009, the result of which provides uncapped support for all lines served by competitive ETCs for tribal lands or Alaska Native regions retroactive to August 2008. The issuance of this order allowed us to recognize $810,000 in additional USAC support from August 2008 to December 2008 in 2009 that is included in the revenue increase discussed above.

  •
  An increase in the number of wireless subscribers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

        The increase in wireless revenue was partially off-set by receipt of $2.8 million in July 2008 from the USAC for retroactive interstate common line support at Alaska DigiTel for which revenue was recognized in 2008.

Consumer Segment Cost of Goods Sold

        The decrease in voice Cost of Goods Sold is primarily due to cost savings resulting from the increased deployment of local access services DLPS lines on our own facilities during 2009 and decreased voice minutes carried.

        The video Cost of Goods Sold increase is primarily due to increased channels offered to our subscribers, increased rates paid to programmers, increased costs associated with delivery of digital services offered over our HD/DVR converter boxes due to the increased number of boxes in service, an increase in digital programming tier subscribers, and the recognition of a $594,000 charge in 2009 to settle a billing issue with a cable programmer.

        The decrease in data Cost of Goods Sold is primarily due to the transition of traffic to our own facilities from leased facilities and the addition of more peering partners for Internet traffic, which was partially offset by an increase in costs due to an increased number of cable modem subscribers.

        The increase in wireless Cost of Goods Sold is primarily due to increased costs for wireless handset equipment sales associated with the increased number of wireless subscribers and the inclusion in certain 2009 promotions of premium wireless handsets which have higher costs. The increase was partially offset by decreased costs due to the June 4, 2008 implementation of the new distribution agreement with AT&T Mobility.

        AT&T Mobility acquired Dobson, including its Alaska properties, on November 15, 2007. In December 2007 we signed an agreement with AT&T Mobility that provided for an orderly transition of our wireless customers from the Dobson/AT&T network in Alaska to our wireless facilities that we began building in 2008 and substantially completed in 2010. The agreement required our customers to be on our wireless network by June 30, 2009, but allowed our customers to use the AT&T Mobility network for roaming during the transition period. We started transitioning our customers to our wireless facilities in November 2008. We successfully migrated all but 200 customers from the AT&T Mobility network to our network by the required transition date of June 30, 2009. The four-year transition period, which expires June 30, 2012, provides us adequate time to replace the Dobson/AT&T network in Alaska with our own wireless facilities. Under the agreement, AT&T Mobility's obligation to purchase network services from us terminated as of July 1, 2008. AT&T Mobility provided us with a large block of wireless network usage at no charge to facilitate the transition of our customers to our facilities. We will pay for usage in excess of that base transitional amount. Under the previous agreement with Dobson, our margin was fixed. Under the new agreement with AT&T Mobility, we will pay for usage in excess of the block of no charge minutes on a per minute basis. The block of wireless network usage at no charge has substantially reduced our wireless product Cost of Goods Sold beginning June 4, 2008 through December 31, 2009. We expect this block of minutes to expire in the first half of 2012 at which time we expect a material increase to our wireless Cost of Goods Sold estimated at $8.0 million to $10.0 million annually.

Consumer Segment Adjusted EBITDA

        The increase in Adjusted EBITDA is primarily due to increased revenue as described above in "Consumer Segment Revenues," which was partially offset by increased Cost of Goods Sold as

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

described above in "Consumer Segment Cost of Goods Sold" and an increase in the selling, general and administrative expense that was allocated to our Consumer segment primarily due to an increase in the 2008 segment margin upon which the allocation is based.

        See note 10 in the "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income (loss) before income taxes.

Network Access Segment Overview

        Network access segment revenue represented 21% of 2009 consolidated revenues. The components of Network Access segment revenue are as follows (amounts in thousands):

	2009	2008	Percentage Change
Voice	$49,837	79,744	(38)%
Data	63,862	71,414	(11)%
Wireless	8,373	2,663	214%

Total Network Access segment revenue	$122,072	153,821	(21)%

        Network Access segment Cost of Goods Sold represented 14% of 2009 consolidated Cost of Goods Sold. The components of Network Access segment Cost of Goods Sold are as follows (amounts in thousands):

	2009	2008	Percentage Change
Voice	$16,522	27,149	(39)%
Data	9,444	11,539	(18)%
Wireless	1,287	1,638	(21)%

Total Network Access segment Cost of Goods Sold	$27,253	40,326	(32)%

        Network Access segment Adjusted EBITDA, representing 30% of 2009 consolidated Adjusted EBITDA, is as follows (amounts in thousands):

	2009	2008	Percentage Change
Network Access segment Adjusted EBITDA	$57,563	73,647	(22)%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

        Selected key performance indicators for our Network Access segment follow:

	December 31,
			Percentage Change
	2009	2008
Voice:
Long-distance minutes carried (in millions)	840	1,094	(23)%
Data:
Total Internet service provider access lines in service(1)	1,700	1,800	(6)%

(1)
An Internet service provider access line is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network

Network Access Segment Revenues

        The decrease in voice revenue is due in part to the June 4, 2008 implementation of the new distribution agreement with AT&T Mobility as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Consumer Segment Cost of Goods Sold" for 2009 compared to 2008. The voice revenue decrease also resulted from a decrease in our average rate per minute on billable minutes carried for our common carrier customers and the transition of voice traffic to dedicated networks. The average rate per minute decrease is primarily due to a change in the composition of traffic and a 3.0% interstate rate decrease mandated by federal law.

        The decrease in data revenue is primarily due to a change in the composition of traffic resulting in IRU operating leases and service agreements replacing data network service agreements.

        The increase in wireless revenue is primarily due to increased roaming revenue in 2009 primarily due to the construction of our state-wide GSM network starting in 2008 and the 2008 expansion of our CDMA network.

Network Access Segment Cost of Goods Sold

        The decrease in voice Cost of Goods Sold is primarily due to decreased long-distance minutes carried and the movement of more traffic onto our network in lieu of carrying traffic on third party networks.

        The decrease in data Cost of Goods Sold is primarily due to a change in the composition of traffic resulting in IRU operating leases and service agreements replacing data network service agreements and a $585,000 favorable adjustment resulting from a refund of fiber repair costs. The fiber repair costs were originally recognized in the first quarter of 2008. Due to the uncertainty surrounding the recovery of the fiber repair costs, we deferred recognition until collection of the refund was reasonably assured.

Network Access Segment Adjusted EBITDA

        The Adjusted EBITDA decrease is primarily due to decreased revenue as described above in "Network Access Segment Revenues," which is partially off-set by decreased Cost of Goods Sold as described above in "Network Access Segment Cost of Goods Sold" and a decrease in the selling, general and administrative expense that was allocated to our Network Access segment primarily due to a decrease in the 2008 segment margin upon which the allocation is based.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

        See note 10 in the "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income (loss) before income taxes.

Commercial Segment Overview

        Commercial segment revenue represented 18% of 2009 consolidated revenues. Commercial segment data revenue is comprised of monthly recurring charges for data services and charges billed on a time and materials basis largely for personnel providing on-site customer support. This latter category can vary significantly based on project activity. The components of Commercial segment revenue are as follows (amounts in thousands):

	2009	2008	Percentage Change
Voice	$30,830	29,398	5%
Video	9,175	9,604	(4)%
Data	63,383	70,068	(10)%
Wireless	6,747	5,590	21%

Total Commercial segment revenue	$110,135	114,660	(4)%

        Commercial segment Cost of Goods Sold represented 27% of 2009 consolidated Cost of Goods Sold. The components of Commercial segment Cost of Goods Sold are as follows (amounts in thousands):

	2009	2008	Percentage Change
Voice	$18,563	19,581	(5)%
Video	1,956	1,551	26%
Data	28,661	34,391	(17)%
Wireless	3,065	3,957	(23)%

Total Commercial segment Cost of Goods Sold	$52,245	59,480	(12)%

        Commercial segment Adjusted EBITDA, representing 12% of 2009 consolidated Adjusted EBITDA, is as follows (amounts in thousands):

	2009	2008	Percentage Change
Commercial segment Adjusted EBITDA	$23,174	20,710	12%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

        Selected key performance indicators for our Commercial segment follow:

	December 31,
			Percentage Change
	2009	2008
Voice:
Long-distance subscribers(1)	9,500	9,700	(2)%
Total local access lines in service(2)	47,700	46,200	3%
Local access lines in service on GCI facilities	19,600	18,700	5%
Long-distance minutes carried (in millions)	123.2	129.5	(5)%
Data:
Cable modem subscribers(3)	10,500	8,900	18%
Wireless:
Wireless lines in service(4)	10,300	7,600	36%

(1)
A long-distance subscriber is defined as a customer account that is invoiced a monthly long-distance plan fee or has made a long-distance call during the month.

(2)
A local access line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network.

(3)
A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber.

(4)
A wireless line in service is defined as a revenue generating wireless device.

Commercial Segment Revenues

        The increase in voice revenue is primarily due to increased local access lines in service and a $1.3 million or 109% increase in recognized support from the USAC primarily due to increased local subscribers and the FCC order issued in March 2009, the result of which provides uncapped support for all lines served by competitive ETCs for tribal lands or Alaska Native regions retroactive to August 2008. The issuance of this order allowed us to recognize $386,000 in additional USAC support from August 2008 to December 2008 in 2009 that is included in the revenue increase discussed above. The increase in voice revenue was partially off-set by decreased long-distance subscribers and decreased voice minutes carried.

        The decrease in data revenue is primarily due to a $7.2 million or 19% decrease in managed services project revenue partially off-set by a $1.0 million or 6% increase in Internet revenue primarily due to an increase in cable modem subscribers.

        The increase in wireless revenue is primarily due to an increase in the number of wireless subscribers.

Commercial Segment Cost of Goods Sold

        The decrease in voice Cost of Goods Sold is primarily due to cost savings resulting from an increase in local access lines in service on our own facilities during 2009 and decreased long-distance billable minutes carried.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

        The decrease in data Cost of Goods Sold is primarily due to a $5.7 million or 22% decrease in managed services project Cost of Goods Sold.

Commercial Segment Adjusted EBITDA

        The Adjusted EBITDA increase was primarily due to decreased Cost of Goods Sold as described above in "Commercial Segment Cost of Goods Sold" that was partially offset by a decrease in revenue as described above in "Commercial Segment Revenues."

        See note 10 in the "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income (loss) before income taxes.

Managed Broadband Segment Overview

        Managed Broadband segment revenue, Cost of Goods Sold and adjusted EBITDA represented 8%, 6% and 10% of 2009 consolidated revenues, Cost of Goods Sold and adjusted EBITDA, respectively.

Managed Broadband Segment Revenues

        Managed Broadband segment revenue, which includes data products only, increased 21% to $44.9 million in 2009 as compared to 2008. The increase is primarily due to increased circuits purchased by our ConnectMD® customers and a $5.3 million increase from our acquisition of Unicom effective June 1, 2008. The increase is partially off-set by a decrease in revenue associated with product sales.

Managed Broadband Segment Cost of Goods Sold

        Managed Broadband segment Cost of Goods Sold increased from $10.3 million in 2008 to $11.1 million in 2009 primarily due to an increase in costs associated with the increased revenue partially off-set by a decrease in costs associated with product sales.

Managed Broadband Segment Adjusted EBITDA

        Managed Broadband segment Adjusted EBITDA increased 37% to $19.6 million in 2009 primarily due to an increase in revenue as described above in "Managed Broadband Segment Revenues."

        See note 10 in the "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income (loss) before income taxes.

Regulated Operations Segment Overview

        Regulated Operations segment revenue, Cost of Goods Sold and Adjusted EBITDA represented 4%, 3% and 3% of 2009 consolidated revenues, Cost of Goods Sold and Adjusted EBITDA, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

        A selected key performance indicator for our Regulated Operations segment follows:

	December 31,
			Percentage Change
	2009	2008
Voice:
Total local access lines in service(1)	11,100	12,100	(8)%

(1)
A local access line in service is defined as a revenue generating circuit or channel connecting a customer to the public switched telephone network.

Regulated Operations Segment Revenues

        Regulated Operations segment revenues increased from $14.3 million in 2008 to $23.8 million in 2009 primarily due to our acquisition of UUI effective June 1, 2008.

Regulated Operations Segment Cost of Goods Sold

        Regulated Operations segment Cost of Goods Sold increased from $3.1 million in 2008 to $6.1 million in 2009 primarily due to our acquisition of UUI effective June 1, 2008.

Regulated Operations Segment Adjusted EBITDA

        Regulated Operations segment Adjusted EBITDA was $6.0 million in 2009 and $3.6 million in 2008 primarily due to our acquisition of UUI effective June 1, 2008.

        See note 10 in the "Notes to Consolidated Financial Statements" included elsewhere in this Prospectus for a reconciliation of consolidated Adjusted EBITDA, a non-GAAP financial measure, to consolidated income (loss) before income taxes.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased from $210.3 million in 2008 to $212.7 million in 2009 primarily due to the following:

  •
  A $4.5 million increase in labor costs,

  •
  $4.1 million in additional expense resulting from our June 1, 2008, acquisition of UUI and Unicom,

  •
  A $1.4 million increase in our company-wide success sharing bonus accrual in 2009,

  •
  $1.1 million in additional expense incurred in 2009 for the conversion of our customers' wireless phones to our facilities, and

  •
  A $1.1 million increase in lease related expense.

        The increases were partially off-set by the following:

  •
  A $4.9 million decrease in contract labor costs,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

  •
  A $4.5 million decrease in share-based compensation expense primarily due to the reversal of expense properly recognized in previous periods for certain performance-based stock options and restricted stock awards that were ultimately not expected to vest, and

  •
  The absence of $1.8 million to terminate a management agreement that was paid in 2008 upon the acquisition of our non-controlling interest in Alaska DigiTel.

        As a percentage of total revenues, selling, general and administrative expenses decreased to 36% in 2009 from 37% in 2008, primarily due to increasing revenue.

Depreciation and Amortization Expense

        Depreciation and amortization expense increased 8% to $123.4 million in 2009. The increase is primarily due to our $322.3 million investment in equipment and facilities placed into service during 2008 for which a full year of depreciation was recorded in 2009, and the $182.4 million investment in equipment and facilities placed into service during the year ended December 31, 2009 for which a partial year of depreciation was recorded in 2009. The increase is partially off-set by a $12.0 million depreciation charge in 2008 to reflect a reduction of the estimated useful life of certain assets that were decommissioned at the end of 2008.

Other Expense, Net

        Other expense, net of other income, increased 17% to $58.7 million in 2009 primarily due to the following:

  •
  A $3.7 million decrease in capitalized interest in 2009 compared to 2008,

  •
  $2.7 million in additional interest expense resulting from the Galaxy 18 capital lease commencing in May 2008, and

  •
  A $1.9 million increase in interest expense resulting from the 2009 write-off of the original issue discount on our Senior Credit Facility.

        The interest expense increase is partially off-set by the absence of a $921,000 loss that was recorded in 2008 relating to the fair value change on a derivative instrument.

Income Tax Expense

        Income tax expense totaled $3.9 million and $1.1 million in 2009 and 2008, respectively. Our effective income tax rate increased from 47% in 2008 to 53% in 2009 primarily due to the increase in the amount of permanent differences in 2009 as compared to our pretax net income before income tax expense.

Multiple System Operator Operating Statistics

        Our operating statistics include capital expenditures and customer information from our Consumer and Commercial segments which offer services utilizing our cable services' facilities.

        The standardized definition of a customer relationship is the number of customers that receive at least one level of service utilizing our cable service facilities, encompassing voice, video, and data services, without regard to which services customers purchase. At December 31, 2010, 2009 and 2008 we had 134,400, 133,900 and 133,400 customer relationships, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

        The standardized definition of a revenue generating unit is the sum of all primary analog video, digital video, high-speed data, and telephony customers, not counting additional outlets. At December 31, 2010, 2009 and 2008 we had 350,100, 343,200 and 327,200 revenue generating units, respectively.

Liquidity and Capital Resources

        Our principal sources of current liquidity are cash and cash equivalents. We believe, but can provide no assurances, that we will be able to meet our current and long-term liquidity, capital requirements and fixed charges through our cash flows from operating activities, existing cash, cash equivalents, credit facilities, and other external financing and equity sources. Should operating cash flows be insufficient to support additional borrowings and principal payments scheduled under our existing credit facilities, capital expenditures will likely be reduced.

        In January 2010 the U.S. Department of Agriculture's RUS approved our wholly-owned subsidiary, UUI's application for an $88.2 million loan/grant combination to extend terrestrial broadband service for the first time to Bristol Bay and the Yukon-Kuskokwim Delta, an area in Alaska roughly the size of the state of North Dakota. Upon completion, TERRA-SW will be able to serve over 9,000 households and over 700 businesses in the 65 covered communities. The project will also be able to serve numerous public/nonprofit/private community anchor institutions and entities, such as regional health care providers, school districts, and other regional and Alaska Native organizations. The RUS award, consisting of a $44.2 million loan and a $44.0 million grant, will be made under the RUS Broadband Initiatives Program established pursuant to the American Recovery and Reinvestment Act. The award will fund backbone network facilities that we would not otherwise be able to construct within our return-on-investment requirements. UUI began construction on TERRA-SW in 2010 and expects to complete the project in 2012 or earlier if possible.

        While our short-term and long-term financing abilities are believed to be adequate as a supplement to internally generated cash flows to fund capital expenditures and acquisitions as opportunities arise, the state of the global financial markets may negatively impact our ability to further access the capital markets in a timely manner and on attractive terms, which may have a negative impact on our ability to grow our business.

        We monitor the third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on safety of principal and secondarily on maximizing yield on those funds.

        Our net cash flows provided by and (used for) operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows for 2010 and 2009, are summarized as follows (amounts in thousands):

	2010	2009
Operating activities	$171,259	100,919
Investing activities	(104,722)	(125,877)
Financing activities	(82,902)	43,407

Net increase (decrease) in cash and cash equivalents	$(16,365)	18,449

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

Operating Activities

        The increase in cash flows provided by operating activities is due primarily to an increase in operating income in 2010 as compared to 2009, a $12.3 million decrease in accounts receivable that is due to timing of receipt of payments and a $15.0 million contractually required payment made in 2009.

Investing Activities

        Net cash used in investing activities consists primarily of cash paid for capital expenditures. Our most significant recurring investing activity has been capital expenditures and we expect that this will continue in the future. A significant portion of our capital expenditures is based on the level of customer growth and the technology being deployed. The decrease in cash flows used for investing activities is due primarily to a decrease in spending for property and equipment, including construction in progress in 2010 partially off-set by the final contingent payment of $5.2 million for the Alaska Wireless acquisition.

        Our cash expenditures for property and equipment, including construction in progress, totaled $96.2 million and $121.0 million during the years ended December 31, 2010 and 2009, respectively. Our capital expenditures decreased in 2010 primarily due to the decreased pace of our wireless network expansion. We expect our 2011 expenditures for property and equipment for our core operations, including construction in progress, to total $145.0 million to $155.0 million, depending on available opportunities and the amount of cash flow we generate during 2011, and excluding grant funded capital expenditures related to our TERRA-SW project.

Financing Activities

        Net cash used in financing activities consists primarily of our proceeds from borrowings off-set by our debt repayments, payment of debt issuance costs and repurchases of GCI's common stock. Proceeds from borrowings fluctuate from year to year based on our liquidity needs. We may use excess cash to make optional repayments on our debt or repurchase GCI's common stock depending on various factors, such as market conditions. The decrease in cash flows provided by financing activities is due to a decrease in long-term debt borrowings in 2010 compared to 2009 and an increase in repurchases of GCI's common stock in 2010 compared to 2009.

Available Borrowings Under Senior Credit Facility

        On January 29, 2010, we replaced our then existing Senior Credit Facility with a new amended Senior Credit Facility that provides a $75.0 million revolving credit facility and that extends the maturity through January 29, 2015. We have a $75.0 million revolving Senior Credit Facility with a $25.0 million sublimit for letters of credit. We have $20.0 million in long-term debt and $2.7 million of letters of credit outstanding, which leaves $52.3 million available for borrowing under the revolving credit facility as of December 31, 2010.

        On January 18, 2011, we repaid $5.0 million of our outstanding long-term debt. On February 15, 2011, and February 25, 2011, we borrowed $8.0 million and $5.0 million, respectively, under our amended Senior Credit Facility. After consideration of these transactions, we have $44.3 million available for borrowing under our revolving credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

Debt Covenants

        We are subject to covenants and restrictions set forth in the indentures governing our 2014 and 2019 Notes, amended Senior Credit Facility, RUS loans, and CoBank loans. We are in compliance with the covenants, and we believe that neither the covenants nor the restrictions in our indentures or loan documents will limit our ability to operate our business.

Share Repurchases

        GCI's Board of Directors has authorized a common stock buyback program for the repurchase of GCI Class A and Class B common stock in order to reduce the outstanding shares of Class A and Class B common stock. Under this program, GCI is currently authorized to make up to $125.5 million of repurchases as of December 31, 2010. GCI is authorized to increase its stock repurchase limit $5.0 million per quarter indefinitely and to use stock option exercise proceeds to repurchase additional shares. If stock repurchases are less than the total approved quarterly amount the difference may be carried forward and applied against future stock repurchases. During the year ended December 31, 2010 we repurchased on GCI's behalf 8.0 million shares of GCI common stock at a cost of $80.8 million. All of the shares were retired in 2010. The common stock buyback program is expected to continue for an indefinite period dependent on leverage, liquidity, company performance, market conditions and subject to continued oversight by GCI's Board of Directors. The repurchases have and will continue to comply with the restrictions of SEC Rule 10b-18.

Schedule of Certain Known Contractual Obligations

        The following table details future projected payments associated with certain known contractual obligations as of December 31, 2010:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(Amounts in thousands)
Long-term debt	$786,676	2,516	5,073	344,247	434,840
Interest on long-term debt	432,399	62,860	125,123	90,040	154,376
Capital lease obligations, including Interest	137,130	11,672	23,474	23,513	78,471
Operating lease commitments	151,401	21,495	33,924	28,467	67,515
Purchase obligations	30,939	18,554	9,143	3,242	—
Total contractual obligations	$1,538,545	117,097	196,737	489,509	735,202

        Long-term debt listed in the table above includes principal payments on our amended Senior Credit Facility, 2014 and 2019 Notes, Rural Utilities Services debt and CoBank Mortgage note payable. Interest on the amount outstanding under our amended Senior Credit Facility is based on variable rates. We used the current rate paid on the amended Senior Credit Facility to estimate our future interest payments. Our 2014 Notes require semi-annual interest payments of $11.6 million through February 2014 and our 2019 Notes require semi-annual interest payments of $18.3 million through November 2019. Our Rural Utilities Services debt and CoBank Mortgage note payable have fixed interest rates ranging from 2.0% to 6.8%. For a discussion of our 2014 and 2019 Notes, amended Senior Credit Facility, Rural Utilities Services debt and CoBank Mortgage note payable see note 6 in the accompanying "Notes to Consolidated Financial Statements."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

        Capital lease obligations include our obligation to lease transponder capacity on Galaxy 18. For a discussion of our capital and operating leases, see note 12 in the accompanying "Notes to Consolidated Financial Statements."

        Purchase obligations include the following:

  •
  A non-cancelable commitment to purchase hardware and software capable of providing wireless service to small markets in rural Alaska of $4.8 million, and

  •
  Cancelable open purchase orders for goods and services for capital projects and normal operations totaling $15.0 million which are not included in our Consolidated Balance Sheets at December 31, 2010, because the goods had not been received or the services had not been performed at December 31, 2010.

Off-Balance Sheet Arrangements

        We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating parts of our business that are not consolidated into our financial statements.

        We do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of our capital resources.

New Accounting Standards

        Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2009-13 addresses the accounting for multiple deliverable arrangements to enable vendors to account for products or services ("deliverables") separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, "Revenue Recognition—Multiple-Element Arrangements", for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASU 2009-13 is not expected to have a material impact on our statement of operations, financial position or cash flows.

        In December 2010, the FASB issued ASU 2010-28 "Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts". Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount of goodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. ASU 2010-28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited. The adoption of ASU 2009-28 is not expected to have a material impact on our statement of operations, financial position or cash flows.

        In December 2010, the FASB issued the ASU 2010-29 "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations". ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of ASU 2009-29 is not expected to have a material impact on our statement of operations, financial position or cash flows.

Critical Accounting Policies and Estimates

        Our accounting and reporting policies comply with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The financial position and results of operations can be affected by these estimates and assumptions, which are integral to understanding reported results. Critical accounting policies and estimates are those policies and estimates that management believes are the most important to the portrayal of our financial condition and results, and require management to make estimates that are difficult, subjective or complex. Most accounting policies and estimates are not considered by management to be critical. Several factors are considered in determining whether or not a policy or estimate is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under GAAP. For all of these policies and estimates, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment. Management has discussed the development and the selection of critical accounting policies and estimates with GCI's Audit Committee.

        Those policies and estimates considered to be critical for the years ended December 31, 2010 are described below.

Revenue Recognition

        The accounting estimates related to revenues from the high cost, rural health and schools and libraries USF programs are dependent on various inputs including current line counts, the most current rates paid to us, and our assessment of the impact of new FCC regulations, the potential outcome of FCC proceedings and the potential outcome of USAC contract reviews. Some of the inputs are subjective and based on our judgment regarding the outcome of certain variables and are subject to upward or downward adjustment in subsequent periods. Significant changes to our estimates could result in material changes to the revenues we have recorded and could have a material effect on our financial condition and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

Allowance for Doubtful Receivables

        We maintain allowances for doubtful receivables for estimated losses resulting from the inability of our customers to make required payments. We also maintain an allowance for doubtful receivables based on notification that a customer may not have satisfactorily complied with rules necessary to obtain supplemental funding from the USAC for services provided by us under our packaged communications offerings to rural hospitals, health clinics and school districts. We base our estimates on the aging of our accounts receivable balances, financial health of specific customers, regional economic data, changes in our collections process, regulatory requirements, and our customers' compliance with USAC rules. If the financial condition of our customers were to deteriorate or if they are unable to emerge from reorganization proceedings, resulting in an impairment of their ability to make payments, additional allowances may be required. If their financial condition improves or they emerge successfully from reorganization proceedings, allowances may be reduced. Such allowance changes could have a material effect on our financial condition and results of operations.

Impairment and Useful Lives of Intangible Assets

        We had $291.5 million of indefinite-lived intangible assets at December 31, 2010 consisting of cable certificates of $191.6 million, goodwill of $73.9 million and wireless licenses of $26.0 million. Our indefinite-lived intangible assets are tested annually for impairment during the fourth quarter and at any time upon the occurrence of certain events or substantive changes in circumstances.

        We are required to determine goodwill impairment using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination.

        The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

        Our cable certificates are our largest indefinite-lived intangible asset and represent agreements with government entities to construct and operate a cable business. The value of our cable certificates is derived from the economic benefits we receive from the right to solicit new customers and to market new services. The amount we have recorded for cable certificates is primarily from cable system acquisitions. The cable certificates are valued under a direct discounted cash flow method whereby the cash flow associated with existing customers is isolated after appropriate contributory asset charges and then projected based on an analysis of customer churn and attrition characteristics.

        Our wireless licenses are from the FCC and give us the right to provide wireless service within a certain geographical area. The amount we have recorded is from acquisitions of wireless companies and auctions of wireless spectrum. We use comparable market transactions from recent FCC auctions, as appropriate, and a hypothetical build-up method to value our wireless licenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

        Goodwill represents the excess of cost over fair value of net assets acquired in connection with a business acquisition. We use an income approach to determine the fair value of our reporting units for purposes of our goodwill impairment test. In addition, a market-based approach is used where possible to corroborate the fair values determined by the income approach.

        The direct discounted cash flow, hypothetical build-up, and income approach valuation methods require us to make estimates and assumptions including projected cash flows, discount rate, customer churn, and customer behaviors and attrition. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and the magnitude of any such impairment charge. Fair value estimates are made at a specific point in time, based on relevant information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Events and factors that may be out of our control that could affect the estimates include such things as competitive forces, customer behaviors, change in revenue growth trends, cost structures and technology, and changes in discount rates, performance compared to peers, material and ongoing negative economic trends, and specific industry or market sector conditions. Our company is operated and managed with two balance sheets, however, our impairment tests must be performed at the reporting unit level, which requires us to allocate our balance sheet. These allocations are subjective and require a significant amount of judgment. Changes to the assumptions and allocation methodologies could significantly change our estimates. We may also record impairments in the future if there are changes in long-term market conditions, expected future operating results, or laws and regulations that may prevent us from recovering the carrying value of our goodwill, cable certificates, and wireless licenses.

        We have allocated all of the goodwill to our reporting units and based on our annual impairment test as of October 31, 2010, the fair value of each reporting unit exceeded the book value by a range between 60% and 853%. The reporting unit that exceeded the book value by 60% passed the goodwill impairment test by $21.4 million, which we believe is a large margin. We believe none of our reporting units were close to failing step one of the goodwill impairment test.

        Based on our annual impairment test as of October 31, 2010, the fair value of our wireless licenses exceeded the book value by 204%. The fair value of our cable certificates exceeded the book value by 22% and $42.4 million as of October 31, 2010, which we believe is a large margin. We believe that none of our indefinite lived intangible assets were close to failing the impairment test.

Accruals for Unbilled Costs

        We estimate unbilled long-distance and wireless services Cost of Goods Sold based upon minutes of use carried through our network and established rates. We estimate unbilled costs for new circuits and services, and network changes that result in traffic routing changes or a change in carriers. Carriers that provide service to us regularly make network changes that can lead to new, revised or corrected billings. Such estimates are revised or removed when subsequent billings are received, payments are made, billing matters are researched and resolved, tariffed billing periods lapse, or when disputed charges are resolved. Revisions to previous estimates could either increase or decrease costs in the year in which the estimate is revised which could have a material effect on our financial condition and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)

(Years Ended December 31, 2010, 2009 and 2008)

Valuation Allowance for Net Operating Loss Deferred Tax Assets

        Our income tax policy provides for deferred income taxes to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. We have recorded deferred tax assets of $89.0 million associated with income tax net operating losses that were generated from 1996 to 2010, and that primarily expire from 2011 to 2030, and with charitable contributions that were converted to net operating losses in 2004 to 2010, and that expire in 2024 to 2030, respectively. Pre-acquisition income tax net operating losses associated with acquired companies are subject to additional deductibility limits. We have recorded deferred tax assets of $1.9 million associated with alternative minimum tax credits that do not expire. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that may be required against the deferred tax assets. We have not recorded a valuation allowance on the deferred tax assets as of December 31, 2010 based on management's belief that future reversals of existing taxable temporary differences and estimated future taxable income exclusive of reversing temporary differences and carryforwards will, more likely than not, be sufficient to realize the benefit of these assets over time. In the event that actual results differ from these estimates or if our historical trends change, we may be required to record a valuation allowance on deferred tax assets, which could have a material adverse effect on our consolidated financial position or results of operations.

        Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. A complete discussion of our significant accounting policies can be found in note 1 in the accompanying "Notes to Consolidated Financial Statements."

Regulatory Developments

        See "Business—Regulation" for more information about regulatory developments affecting us.

Inflation

        We do not believe that inflation has a significant effect on our operations.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. We do not hold derivatives for trading purposes. Our amended Senior Credit Facility carries interest rate risk. Amounts borrowed under this Agreement bear interest at LIBOR plus 4.00% or less depending upon our Total Leverage Ratio (as defined). Should the LIBOR rate change, our interest expense will increase or decrease accordingly. As of December 31, 2010, we have borrowed $20.0 million subject to interest rate risk. On this amount, each 1% increase in the LIBOR interest rate would result in $200,000 of additional gross interest cost on an annualized basis.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder

GCI, Inc.

        We have audited the accompanying consolidated balance sheets of GCI, Inc. (an Alaska corporation) (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the two years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GCI, Inc. and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

(signed) Grant Thornton LLP

Seattle, Washington
March 14, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

GCI, Inc.:

        We have audited the accompanying consolidated statements of operations, stockholder's equity, and cash flows of GCI, Inc. and subsidiaries (the Company) for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of GCI, Inc. and subsidiaries for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

(signed) KPMG, LLP

Anchorage, Alaska

March 20, 2009 except for Note 13,
as to which the date is October 19, 2009

GCI, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(Amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$31,777	48,142
Receivables	132,856	147,859
Less allowance for doubtful receivables	9,189	7,060

Net receivables	123,667	140,799
Deferred income taxes	10,145	17,618
Prepaid expenses	5,950	4,491
Inventories	5,804	9,278
Other current assets	3,940	5,872

Total current assets	181,282	226,200
Property and equipment in service, net of depreciation	798,278	823,080
Construction in progress	31,144	26,161

Net property and equipment	829,422	849,241
Cable certificates	191,635	191,565
Goodwill	73,932	73,452
Wireless licenses	25,967	25,967
Other intangible assets, net of amortization	17,717	19,561
Deferred loan and senior notes costs, net of amortization of $6,469 and $4,662 at December 31, 2010 and 2009, respectively	13,661	13,168
Other assets	16,850	18,609

Total other assets	339,762	342,322

Total assets	$1,350,467	1,417,763

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of obligations under long-term debt and capital leases	$7,652	9,892
Accounts payable	35,589	30,697
Deferred revenue	17,296	21,404
Accrued payroll and payroll related obligations	22,132	21,874
Accrued interest	13,456	14,821
Accrued liabilities	12,557	15,037
Subscriber deposits	1,271	1,549

Total current liabilities	109,953	115,274
Long-term debt, net	779,201	771,247
Obligations under capital leases, excluding current maturities	84,144	89,279
Obligation under capital lease due to related party	1,885	1,876
Deferred income taxes	102,401	100,386
Long-term deferred revenue	49,175	52,342
Other liabilities	24,495	21,676

Total liabilities	1,151,254	1,152,080
Commitments and contingencies
Stockholder's equity:
Class A common stock (no par). Authorized 10 shares; issued and outstanding 0.1 shares at December 31, 2010 and 2009	206,622	206,622
Paid-in capital	54,574	49,165
Retained earnings (deficit)	(61,983)	9,896

Total stockholders' equity	199,213	265,683

Total liabilities and stockholders' equity	$1,350,467	1,417,763

See accompanying notes to consolidated financial statements.

GCI, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 2010, 2009, AND 2008

	2010	2009	2008
	(Amounts in thousands)
Revenues	$651,250	595,811	575,442
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	207,817	193,676	203,058
Selling, general and administrative expenses	228,808	212,671	210,306
Depreciation and amortization expense	126,114	123,362	114,369

Operating income	88,511	66,102	47,709
Other income (expense):
Interest expense (including amortization and write-off of deferred loan fees)	(70,329)	(58,761)	(50,363)
Interest and investment income	261	111	576
Other	—	—	(217)

Other expense, net	(70,068)	(58,650)	(50,004)
Income (loss) before income tax expense	18,443	7,452	(2,295)
Income tax expense	9,488	3,936	1,077

Net income (loss)	8,955	3,516	(3,372)
Net loss attributable to the non-controlling interest	—	—	1,503

Net income (loss) attributable to GCI, Inc.	$8,955	3,516	(1,869)

See accompanying notes to consolidated financial statements

GCI, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Shares of Class A Common Stock	Class A Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Non- controlling Interest	Total
	(Amounts in thousands, except share amounts)
Balances at January 1, 2008	100	$206,622	37,804	8,529	6,478	259,433
Net loss	—	—	—	(1,869)	(1,503)	(3,372)
Acquisition of remaining shares of non-controlling interest	—	—	—	—	(4,975)	(4,975)
Distribution to General Communication, Inc.	—	—	—	(46)	—	(46)
Contribution from General Communication, Inc.	—	—	7,664	—	—	7,664

Balances at December 31, 2008	100	206,622	45,468	6,614	—	258,704
Net income	—	—	—	3,516	—	3,516
Distribution to General Communication, Inc.	—	—	—	(234)	—	(234)
Contribution from General Communication, Inc.	—	—	3,697	—	—	3,697

Balances at December 31, 2009	100	206,622	49,165	9,896	—	265,683
Net income	—	—	—	8,955	—	8,955
Distribution to General Communication, Inc.	—	—	—	(80,834)	—	(80,834)
Contribution from General Communication, Inc.	—	—	5,409	—	—	5,409

Balances at December 31, 2010	100	$206,622	54,574	(61,983)	—	199,213

GCI, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
	(Amounts in thousands)
Cash flows from operating activities:
Net income (loss)	$8,955	3,516	(3,372)
Adjustments to reconcile net income (loss) to net cash provided by operating activities, net of effect of acquisitions:
Depreciation and amortization expense	126,114	123,362	114,369
Deferred income tax expense	9,488	3,936	1,077
Share-based compensation expense	6,733	2,804	7,278
Other noncash income and expense items	6,725	14,919	8,896
Change in operating assets and liabilities, net of effect of acquisitions	13,244	(47,618)	47,087

Net cash provided by operating activities	171,259	100,919	175,335
Cash flows from investing activities:
Purchases of property and equipment, including construction period interest	(96,194)	(120,983)	(221,458)
Purchase of businesses and non-controlling interest, net of cash received	(5,545)	(109)	(65,335)
Purchase of marketable securities	941	(305)	—
Proceeds from sale of marketable securities	(202)	613	4,800
Insurance proceeds	990	—	—
Purchases of other assets and intangible assets	(4,712)	(5,093)	(8,974)

Net cash used in investing activities	(104,722)	(125,877)	(290,967)
Cash flows from financing activities:
Issuance of 2019 Senior Notes	—	421,473	—
Repayment of debt and capital lease obligations	(35,974)	(402,710)	(10,248)
Borrowing on long-term debt	6,206	3,884	114,486
Payment of debt issuance costs	(2,300)	(9,006)	(2,118)
Borrowing on Senior Credit Facility	30,000	30,000	30,000
Net contribution (distribution) to General Communication, Inc.	(80,834)	(234)	157
Other	—	189	(26)

Net cash provided by (used in) financing activities	(82,902)	43,407	132,251
Net increase (decrease) in cash and cash equivalents	(16,365)	18,449	16,619
Cash and cash equivalents at beginning of period	48,142	29,693	13,074

Cash and cash equivalents at end of period	$31,777	48,142	29,693

See accompanying notes to consolidated financial statements.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)    Business and Summary of Significant Accounting Principles

  In the following discussion, GCI, Inc. and its direct and indirect subsidiaries are referred to as "we," "us" and "our."

  (a)
  Business

    We offer the following services:

    •
    Origination and termination of traffic in Alaska for certain common carriers,

    •
    Cable television services throughout Alaska,

    •
    Competitive local access services throughout Alaska,

    •
    Incumbent local access services in areas of rural Alaska,

    •
    Long-distance telephone service,

    •
    Sale of postpaid and prepaid wireless telephone services and sale of wireless telephone handsets and accessories,

    •
    Data network services,

    •
    Internet access services,

    •
    Wireless roaming for certain wireless carriers,

    •
    Broadband services, including our SchoolAccess® offering to rural school districts, our ConnectMD® offering to rural hospitals and health clinics, and managed video conferencing,

    •
    Managed services to certain commercial customers,

    •
    Sales and service of dedicated communications systems and related equipment, and

    •
    Lease, service arrangements and maintenance of capacity on our fiber optic cable systems used in the transmission of voice and data services within Alaska and between Alaska and the remaining United States and foreign countries.

  (b)
  Principles of Consolidation

    The consolidated financial statements include the consolidated accounts of GCI, Inc. and its wholly-owned subsidiaries, as well as a variable interest entity in which we were the primary beneficiary prior to August 18, 2008 when we acquired the remaining 18.1% equity interest and voting control of Alaska DigiTel, LLC ("Alaska DigiTel"). All significant intercompany transactions between non-regulated affiliates of our company are eliminated. Intercompany transactions generated between regulated and non-regulated affiliates of our company are not eliminated in consolidation.

  (c)
  Acquisitions

    Effective June 1, 2008, we closed on our purchase of 100% of the outstanding stock of United Utilities, Inc. ("UUI") and Unicom, Inc. ("Unicom"), which were subsidiaries of United Companies, Inc. ("UCI"). UUI, together with its subsidiary, United-KUC, Inc. ("United-KUC"), provides local telephone service to 60 rural communities in the Bethel, Alaska area. Unicom operates DeltaNet, a long-haul broadband microwave network ringing the Yukon-Kuskokwim Delta. This investment expanded our Managed Broadband services in

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    rural Alaska. The UUI and Unicom acquisition were stock purchases but we elected to treat them as an asset purchase for income tax purposes, resulting in goodwill being deductible for tax purposes.

    Effective July 1, 2008, we closed on our purchase of 100% of the ownership interests of Alaska Wireless Communications, LLC ("Alaska Wireless"), which provides wireless and Internet services in the Dutch Harbor, Sand Point, Akutan, and Adak, Alaska areas. Such purchase was treated as an asset purchase for income tax purposes. This investment expanded our wireless services in the Aleutian Chain region of rural Alaska. We consider this business combination to be immaterial to our consolidated financial statements.

    On August 18, 2008, we exercised our option to acquire the remaining 18.1% of the equity interest and voting control of Alaska DigiTel for $10.4 million. Prior to August 18, 2008, our ability to control the operations of Alaska DigiTel was limited as required by the Federal Communications Commission ("FCC") upon their approval of our initial acquisition of 81.9% of the non-controlling equity interest obtained in January 2007. Subsequent to the acquisition of the non-controlling interest, we own 100% of the outstanding common ownership units and voting control of Alaska DigiTel. Such purchase was treated as an asset purchase for income tax purposes. We purchased Alaska DigiTel as a way to participate in the future growth of the Alaska wireless industry. We consolidated 100% of Alaska DigiTel's assets and liabilities at fair value beginning on January 1, 2007, when we determined that Alaska DigiTel was a variable interest entity of which we were the primary beneficiary. Upon our acquisition of the non-controlling interest in Alaska DigiTel on August 18, 2008, we recorded 18.1% of the change in fair value between the assets and liabilities on January 1, 2007 and the fair value of the assets and liabilities on August 18, 2008.

    On the closing date of the UUI and Unicom acquisition, $8.0 million of the purchase price was deposited in an escrow account to compensate us for any indemnification claims we may have after the acquisition and was included in the purchase price. As of December 31, 2010, $2.0 million remained in the escrow account, the balance of which was released in January 2011.

    We have agreed to make additional payments for UUI and Unicom in each of the years 2009 through 2013 that are contingent on sequential year-over-year revenue growth for specified customers. During the years ended December 31, 2010 and 2009, we paid an additional $388,000 and $109,000, respectively, to the former shareholders of UUI. As of December 31, 2010, we have recorded an accrual of $480,000 for contingent consideration to the former shareholders of UUI. We made an additional $5.2 million payment for Alaska Wireless in 2010 that was contingent on meeting certain financial conditions. We are unable to reasonably estimate the remaining contingent consideration amounts that may be paid for the UUI acquisition, but do not believe any amount paid will be significant.

    Our business acquisitions and the acquisition of the non-controlling interest in Alaska DigiTel were recorded with the purchase price allocated based on the fair values of the assets acquired and liabilities assumed. In addition, the acquired companies' results of operations are included since the effective date of each acquisition.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    The purchase prices, including contingent payments, for our 2008 acquisitions, net of cash received of approximately $1.7 million from UUI and Unicom, are as follows (amounts in thousands):

	As Originally Reported at December 31, 2008	Adjustments	Revised Purchase Price at December 31, 2010
UUI and Unicom	$40,575	977	41,552
Alaska Wireless	$14,508	5,157	19,665
Alaska DigiTel	$10,434	—	10,434

    The purchase price for the UUI and Unicom acquisition had been allocated at December 31, 2009. During the year ended December 31, 2010, we accrued an additional contingency payment to UUI of $480,000. Therefore our allocation of the purchase price at December 31, 2009 has been adjusted for this consideration and is as follows (amounts in thousands):

	Originally Recorded at December 31, 2008	Adjustments	Revised Balance at December 31, 2009	Adjustments	Revised Balance at December 31, 2010
Current assets	$15,008	—	15,008	—	15,008
Property and equipment, including construction in progress	59,629	68	59,697	—	59,697
Intangible assets	8,175	—	8,175	—	8,175
Wireless licenses	100	—	100	—	100
Goodwill	9,102	1,427	10,529	480	11,009
Deferred income taxes	—	679	679	—	679
Other assets	3,106	—	3,106	—	3,106

Total assets acquired	95,120	2,174	97,294	480	97,774
Current liabilities	4,916	96	5,012	—	5,012
Long-term debt, including current portion	43,614	—	43,614	—	43,614
Other long-term liabilities	4,335	1,581	5,916	—	5,916

Total liabilities assumed	52,865	1,677	54,542	—	54,542

Net assets acquired	$42,255	497	42,752	480	43,232

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    The purchase price for the Alaska DigiTel acquisition has been finalized and allocated as of December 31, 2008 as follows (amounts in thousands):

Current assets	$2,220
Property and equipment, including construction in progress	6,015
Intangible assets	1,468
Wireless licenses	4,396
Goodwill	4,534
Other assets	1

Total assets acquired	18,634
Current liabilities	2,588
Long-term debt, including current portion	5,515
Other long-term liabilities	97

Total liabilities assumed	8,200

Net assets acquired	$10,434

    Goodwill increased $480,000 at December 31, 2010 as compared to December 31, 2009 due to a contingent payment to UUI. Goodwill increased $6.6 million at December 31, 2009 as compared to December 31, 2008, primarily to record a $930,000 adjustment for grant deferred revenue to the UUI and Unicom purchase price allocations and for additional $5.2 million and $497,000 contingent payments to Alaska Wireless and UUI, respectively.

    We modified the initial preliminary UUI and Unicom purchase price allocation during 2008 by increasing current assets $548,000, decreasing property and equipment $8.5 million, increasing intangible assets $1.7 million, increasing goodwill $3.1 million, increasing other assets $695,000, increasing current liabilities $464,000, increasing long-term debt $910,000, and decreasing other long-term liabilities $3.9 million for adjustments due to the refinement of the estimated fair value.

    We modified the initial preliminary Alaska DigiTel purchase price allocation for the purchase of the non-controlling interest during 2008 by decreasing property and equipment $202,000, increasing intangible assets $503,000, decreasing goodwill $88,000, and increasing liabilities $253,000 for adjustments to the fair value of the fixed assets and intangibles due to refinement of the valuation. An adjustment to the fair value of the liabilities was due to refinement of the estimated fair value.

    All of our 2008 acquisitions resulted in goodwill which is deductible over 15 years for income tax purposes.

    Revenues from the date of acquisition, net of intercompany revenue, for our acquisitions of UUI, Unicom, Alaska DigiTel and Alaska Wireless are allocated to our Consumer, Network Access, Managed Broadband, and Regulated Operations segments.

    The following unaudited pro forma financial information is presented as if we had acquired the companies as of the beginning of the period presented. The pro forma results of operation

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    as if the acquisitions occurred on January 1, 2008 for the year ended December 31, 2008 is as follows (amount in thousands, unaudited):

Pro forma consolidated revenue	588,691
Pro forma net loss	(2,932)
  (d)
  Recently Issued Accounting Pronouncements

    Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2009-13 addresses the accounting for multiple deliverable arrangements to enable vendors to account for products or services ("deliverables") separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, "Revenue Recognition—Multiple-Element Arrangements", for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASU 2009-13 is not expected to have a material impact on our statement of operations, financial position or cash flows.

    In December 2010, the FASB issued ASU 2010-28 "Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts". Under ASU 2010-28, if the carrying amount of a reporting unit is zero or negative, an entity must assess whether it is more likely than not that goodwill impairment exists. To make that determination, an entity should consider whether there are adverse qualitative factors that could impact the amount of goodwill, including those listed in ASC 350-20-35-30. As a result of the new guidance, an entity can no longer assert that a reporting unit is not required to perform the second step of the goodwill impairment test because the carrying amount of the reporting unit is zero or negative, despite the existence of qualitative factors that indicate goodwill is more likely than not impaired. ASU 2010-28 is effective for public entities for fiscal years, and for interim periods within those years, beginning after December 15, 2010, with early adoption prohibited. The adoption of ASU 2009-28 is not expected to have a material impact on our statement of operations, financial position or cash flows.

    In December 2010, the FASB issued the ASU 2010-29 "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations". ASU 2010-29 specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    business combination included in the reported pro forma revenue and earnings. The amended guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of ASU 2009-29 is not expected to have a material impact on our statement of operations, financial position or cash flows.

  (e)
  Recently Adopted Accounting Pronouncements

    ASU 2009-17 addresses a revision to former SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" ("SFAS 167"). ASU 2009-17 amends previous accounting related to the consolidation of variable interest entities ("VIE") to require an enterprise to qualitatively assess the determination of the primary beneficiary of a variable interest entity based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Also, SFAS No. 167 requires an ongoing reconsideration of the primary beneficiary, and amends the events that trigger a reassessment of whether an entity is a VIE. Enhanced disclosures are also required to provide information about an enterprise's involvement in a VIE. The adoption of ASU 2009-17 on January 1, 2010, did not have a material impact on our statement of operations, financial position or cash flows.

    ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" requires new disclosures and clarifies existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. The FASB's objective is to improve these disclosures and, thus, increase the transparency in financial reporting. Specifically, ASU 2010-06 amends Codification Subtopic 820-10 to now require that (a) a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (b) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU 2010-06 clarifies the requirements of the following existing disclosures:

    •
    For purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and

    •
    A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

    We adopted ASU 2010-06 as of January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The adoption of ASU 2010-06 did not have a material impact on our statement of operations, financial position or cash flow.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

  (f)
  Regulatory Accounting and Regulation

    We account for our regulated operations in accordance with the accounting principles for regulated enterprises. This accounting recognizes the economic effects of rate regulation by recording cost and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. Accordingly, plant and equipment is depreciated over lives approved by regulators and certain costs and obligations are deferred based upon approvals received from regulators to permit recovery of such amounts in future years. Our cost studies and depreciation rates for our regulated operations are subject to periodic audits that could result in a change to recorded revenues.

  (g)
  Earnings per Common Share

    We are a wholly-owned subsidiary of GCI and, accordingly, are not required to present earnings per share. Our common stock is not publicly traded.

  (h)
  Cash Equivalents

    Cash equivalents consist of overnight sweep investments and certificates of deposit which have an original maturity of three months or less at the date acquired and are readily convertible into cash.

  (i)
  Accounts Receivable and Allowance for Doubtful Receivables

    Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful receivables is our best estimate of the amount of probable credit losses in our existing accounts receivable. We base our estimates on the aging of our accounts receivable balances, financial health of specific customers, regional economic data, changes in our collections process, regulatory requirements, and our customers' compliance with Universal Service Administrative Company ("USAC") rules. We review our allowance for doubtful receivables methodology at least annually.

    Depending upon the type of account receivable our allowance is calculated using a pooled basis with an allowance for all accounts greater than 120 days past due, a specific identification method, or a combination of the two methods. When a specific identification method is used, past due balances over 90 days old and balances less than 90 days old but potentially uncollectible due to bankruptcy or other issues are reviewed individually for collectability. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers.

  (j)
  Inventories

    Wireless handset inventories are stated at the lower of cost or market (net realizable value). Cost is determined using the average cost method. Handset costs in excess of the revenues generated from handset sales, or handset subsidies, are expensed at the time of sale. We do not recognize the expected handset subsidies prior to the time of sale because the promotional discount decision is made at the point of sale and/or because we expect to recover the handset subsidies through service revenue.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    Inventories of other merchandise for resale and parts are stated at the lower of cost or market. Cost is determined using the average cost method.

  (k)
  Property and Equipment

    Property and equipment is stated at cost. Construction costs of facilities are capitalized. Equipment financed under capital leases is recorded at the lower of fair market value or the present value of future minimum lease payments at inception of the lease. Construction in progress represents transmission equipment and support equipment and systems not placed in service on December 31, 2010 that management intends to place in service during 2011.

    Depreciation is computed using the straight-line method based upon the shorter of the estimated useful lives of the assets or the lease term, if applicable, in the following ranges:

Asset Category	Asset Lives
Telephony transmission equipment and distribution facilities	5 - 20 years
Fiber optic cable systems	15 - 25 years
Cable transmission equipment and distribution facilities	5 - 30 years
Support equipment and systems	3 - 20 years
Transportation equipment	5 - 13 years
Property and equipment under capital leases	12 - 20 years
Buildings	25 years
Customer premises equipment	2 - 20 years

    Amortization of property and equipment under capital leases is included in Depreciation and Amortization Expense on the Consolidated Statements of Operations.

    Repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized. Accumulated depreciation is removed and gains or losses are recognized at the time of sales or other dispositions of property and equipment.

  (l)
  Intangible Assets and Goodwill

    Goodwill, cable certificates (certificates of convenience and public necessity) and wireless licenses are not amortized. Cable certificates represent certain perpetual operating rights to provide cable services. Wireless licenses represent the right to utilize certain radio frequency spectrum to provide wireless communications services. Goodwill represents the excess of cost over fair value of net assets acquired in connection with a business acquisition. Goodwill is not allocated to our reportable segments as our Chief Operating Decision Maker does not review a balance sheet by reportable segment to make decisions about resource allocation or evaluate reportable segment performance, however, goodwill is allocated to our reporting units for the sole purpose of the annual impairment test.

    All other amortizable intangible assets are being amortized over 2 to 20 year periods using the straight-line method.

  (m)
  Impairment of Intangibles, Goodwill, and Long-lived Assets

    Cable certificates and wireless license assets are treated as indefinite-lived intangible assets and are tested annually for impairment or more frequently if events and circumstances

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the asset with its carrying amount. If the carrying amount of the assets exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the asset becomes its new accounting basis. Impairment testing of our cable certificate and wireless license assets as of October 31, 2010 and 2009 used a direct value method.

    Our goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the assets might be impaired. We are required to determine goodwill impairment using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill that would be recognized in a business combination. We use a discounted cash flow method to determine the fair value of our reporting units. This method requires us to make estimates and assumptions including projected cash flows and discount rate. These estimates and assumptions could have a significant impact on whether an impairment charge is recognized and also the magnitude of any such impairment charge.

    During the third quarter of 2009, we changed the date of our annual impairment test from the last day of the fiscal year to the last day of the tenth month of the fiscal year for all of our indefinite-lived intangibles. As we grew, it became increasingly difficult to complete the various impairment analyses in a timely manner, therefore, we believed the change in accounting principle related to the annual testing date was preferable as it provided us additional time to complete the impairment test and report the results of that test in our annual filing on Form 10-K. We believe that the change to the annual testing date did not delay, accelerate or avoid an impairment charge. We determined that this change in accounting principle was preferable under the circumstances and it did not result in adjustments to our financial statements when applied retrospectively. The annual impairment test was performed as of December 31, 2008 and was performed again as of October 31, 2009, therefore, less than 12 months elapsed between impairment tests. We completed our annual review and no impairment charge was recorded for the years ended December 31, 2009 or 2010.

    Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of an asset group to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

  (n)
  Amortization and Write-off of Loan Fees

    Debt issuance costs are deferred and amortized using the effective interest method. If a refinancing or amendment of a debt instrument is a substantial modification, all or a portion of the applicable debt issuance costs are written off. If a debt instrument is repaid prior to the maturity date we will write-off a proportional amount of debt issuance costs.

  (o)
  Other Assets

    Other Assets primarily include long-term deposits, prepayments, and non-trade accounts receivable.

  (p)
  Asset Retirement Obligations

    We record the fair value of a liability for an asset retirement obligation in the period in which it is incurred in Other Liabilities on the Consolidated Balance Sheets if the fair value of the liability can be reasonably estimated. When the liability is initially recorded, we capitalize a cost by increasing the carrying amount of the related long-lived asset. In periods subsequent to initial measurement, period-to-period changes in the liability for an asset retirement obligation resulting from revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, we either settle the obligation for its recorded amount or incur a gain or loss upon settlement.

    The majority of our asset retirement obligations are the estimated cost to remove telephony transmission equipment and support equipment from leased property. Following is a reconciliation of the beginning and ending aggregate carrying amount of our liability for asset retirement obligations (amounts in thousands):

Balance at December 31, 2008	$6,179
Liability incurred	5,764
Accretion expense	634
Liability settled	(63)

Balance at December 31, 2009	12,514
Liability incurred	1,253
Accretion expense	289
Liability settled	(21)

Balance at December 31, 2010	$14,035

    During the years ended December 31, 2010 and 2009 we recorded additional capitalized costs of $1.3 million and $5.8 million, respectively, in Property and Equipment in Service, Net of Depreciation.

    Certain of our network facilities are on property that requires us to have a permit and the permit contains provisions requiring us to remove our network facilities in the event that the permit is not renewed. We expect to continually renew our permits and therefore cannot estimate any liabilities associated with such agreements. A remote possibility exists that we

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    would not be able to successfully renew a permit, which could result in us incurring significant expense in complying with restoration or removal provisions.

  (q)
  Revenue Recognition

    All revenues are recognized when the earnings process is complete. Revenue recognition is as follows:

      •
      Revenues generated from long-distance service usage and plan fees, Internet service excess usage, and managed services are recognized when the services are provided,

      •
      We recognize unbilled revenues when the service is provided based upon minutes of use processed, and/or established rates, net of credits and adjustments,

      •
      Cable television service package fees, local access and Internet service plan fees, and private line telecommunication revenues are billed in advance, recorded as Deferred Revenue on the balance sheet, and are recognized as the associated service is provided,

      •
      Certain of our wireless services offerings have been determined to be revenue arrangements with multiple deliverables. Revenues are recognized as each element is earned based on objective evidence regarding the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements. Revenues generated from wireless service usage and plan fees are recognized when the services are provided. Revenues generated from the sale of wireless handsets and accessories are recognized when title to the handset and accessories passes to the customer. As the non-refundable, up-front activation fee charged to the customer does not meet the criteria as a separate unit of accounting, we allocate the additional arrangement consideration received from the activation fee to the handset (the delivered item) to the extent that the aggregate handset and activation fee proceeds do not exceed the fair value of the handset. Any activation fees not allocated to the handset would be deferred upon activation and recognized as service revenue on a straight-line basis over the expected customer relationship period,

      •
      The majority of our equipment sale transactions involve the sale of communications equipment with no other services involved. Such equipment is subject to standard manufacturer warranties and we do not manufacture any of the equipment we sell. In such instances the customer takes title to the equipment generally upon delivery. We recognize revenue for such transactions when title passes to the customer and the revenue is earned and realizable. On certain occasions we enter into agreements to sell and satisfactorily install or integrate telecommunications equipment for a fixed fee. Customers may have refund rights if the installed equipment does not meet certain performance criteria. We defer revenue recognition until we have received customer acceptance per the contract or agreement, and all other required revenue recognition elements have been achieved. Revenues from contracts with multiple element arrangements, such as those including installation and integration services, are recognized as each element is earned based on objective evidence regarding the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements,

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

      •
      Technical services revenues are derived primarily from maintenance contracts on equipment and are recognized on a prorated basis over the term of the contracts,

      •
      We account for fiber capacity Indefeasible Rights to Use ("IRU") agreements as an operating lease or service arrangement and we defer the revenue and recognize it ratably over the life of the IRU or as service is rendered,

      •
      Access revenue is recognized when earned. We participate in access revenue pools with other telephone companies. Such pools are funded by toll revenue and/or access charges regulated by the Regulatory Commission of Alaska ("RCA") within the intrastate jurisdiction and the FCC within the interstate jurisdiction. Much of the interstate access revenue is initially recorded based on estimates. These estimates are derived from interim financial information, available separation studies and the most recent information available about achieved rates of return. These estimates are subject to adjustment in future accounting periods as additional information becomes available. To the extent that a dispute arises over revenue settlements, our policy is to defer revenue collected until the dispute is resolved,

      •
      As an Eligible Telecommunications Carrier ("ETC"), we receive support from the Universal Service Fund ("USF") to support the provision of wireline local access and wireless service in high-cost areas. We accrue estimated program revenue quarterly based on current line counts, the most current rates paid to us, our assessment of the impact of current FCC regulations, and our assessment of the potential outcome of FCC proceedings. Our estimated accrued revenue is subject to our judgment regarding the outcome of many variables and is subject to upward or downward adjustment in subsequent periods. Our ability to collect our accrued USF support is contingent upon continuation of the USF program and upon our eligibility to participate in that program, which is subject to change by future regulatory, legislative or judicial actions. We adjust revenue and the account receivable in the period the FCC makes a program change or we assess the likelihood that such a change has increased or decreased revenue. The payment from the USF is generally received approximately ten months subsequent to the services being performed. At December 31, 2010 we have $40.0 million in accounts receivable related to the USF high-cost area program. We do not recognize revenue until our ETC status has been approved by the RCA,

      •
      We receive refunds from time to time from incumbent local exchange carriers ("ILECs"), with which we do business in respect of their earnings that exceed regulatory requirements. Telephone companies that are rate regulated by the FCC using the rate of return method are required by the FCC to refund earnings from interstate access charges assessed to long-distance carriers when their earnings exceed their authorized rate of return. Such refunds are computed based on the regulated carrier's earnings in several access categories. Uncertainties exist with respect to the amount of their earnings, the refunds (if any), their timing, and their realization. We account for such refundable amounts as gain contingencies, and, accordingly, do not recognize them until realization is a certainty upon receipt,

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

      •
      We receive grant revenue for the purpose of building communication infrastructure in rural areas. We defer the revenue and recognize it over the life of the asset that was constructed using grant funds, and

      •
      Other revenues are recognized when the service is provided.

    We recognized $2.8 million of wireless revenue in July 2008 from USAC for interstate common line support. Due to the uncertainty in our ability to retroactively claim reimbursement under the program, we accounted for this payment as a gain contingency and, accordingly, recognized revenue only upon receipt of payment when realization was certain.

  (r)
  Payments Received from Suppliers

    Our Consumer segment occasionally receives reimbursements for video services costs to promote suppliers' services, called cooperative advertising arrangements. The supplier payment is classified as a reduction of selling, general and administrative expenses if it reimburses specific, incremental and identifiable costs incurred to resell the suppliers' services. If the supplier payment is unspecific, the payment is classified as a reduction to Cost of Goods Sold. Recognition occurs upon receipt of the payment because collection is not assured.

  (s)
  Advertising Expense

    We expense advertising costs in the year during which the first advertisement appears. Advertising expenses were $4.3 million, $4.1 million and $5.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

  (t)
  Leases

    Scheduled operating lease rent increases are amortized over the expected lease term on a straight-line basis. Rent holidays are recognized on a straight-line basis over the operating lease term (including any rent holiday period).

    Leasehold improvements are amortized over the shorter of their economic lives or the lease term. We may amortize a leasehold improvement over a term that includes assumption of a lease renewal if the renewal is reasonably assured. Leasehold improvements acquired in a business combination are amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. Leasehold improvements that are placed in service significantly after and are not contemplated at or near the beginning of the lease term are amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements made by us and funded by landlord incentives or allowances under an operating lease are recorded as deferred rent and amortized as reductions to lease expense over the lease term.

  (u)
  Interest Expense

    Material interest costs incurred during the construction period of non-software capital projects are capitalized. Interest costs incurred during the development period of a software capital project are capitalized. Interest is capitalized in the period commencing with the first expenditure for a qualifying capital project and ending when the capital project is substantially

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    complete and ready for its intended use. We capitalized interest cost of $1.1 million, $548,000 and $4.2 million during the years ended December 31, 2010, 2009 and 2008, respectively.

  (v)
  Income Taxes

    GCI, Inc., as a wholly-owned subsidiary and member of the GCI controlled group of corporations, files its income tax returns as part of the consolidated group of corporations under GCI. Accordingly, all discussions regarding income taxes reflect the consolidated group's activity. Our income tax expense and deferred income tax assets are presented herein using the separate-entity method.

    Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for their future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable earnings in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

    We file federal income tax returns in the U.S. and in various state jurisdictions. We are no longer subject to U.S. or state tax examinations by tax authorities for years before 2007 except that certain U.S. federal income tax returns for years after 1997 are not closed by relevant statutes of limitations due to unused net operating losses reported on those income tax returns.

    We recognize accrued interest on unrecognized tax benefits in interest expense and penalties in selling, general and administrative expenses. We did not have any unrecognized tax benefits as of December 31, 2010, 2009 and 2008, and accordingly, we did not recognize any interest expense. Additionally, we recorded no penalties during the years ended December 31, 2010, 2009 and 2008.

  (w)
  Share-based Payment Arrangements

    We currently use the Black-Scholes-Merton option-pricing model to value stock options granted to employees. We use these values to recognize stock compensation expense for stock options. Compensation expense is recognized in the financial statements for share-based awards based on the grant date fair value of those awards. Share-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards on a straight-line basis, which is generally commensurate with the vesting term. See note 9 for information on the assumptions we used to calculate the fair value of share-based compensation.

    We are required to report the benefits associated with tax deductions in excess of recognized compensation cost as a financing cash flow rather than as an operating cash flow.

  (x)
  Stock Options and Stock Awards Issued for Non-employee Services

    Stock options and warrants issued in exchange for non-employee services are accounted for based upon the fair value of the consideration or services received or the fair value of the

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

    equity instruments issued using the Black-Scholes-Merton method, whichever is more reliably measurable.

    The fair value determined using these principles is charged to operating expense over the shorter of the term for which non-employee services are provided, if stated, or the stock option or warrant vesting period.

  (y)
  Use of Estimates

    The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the allowance for doubtful receivables, unbilled revenues, accrual of the USF high cost area program support, share-based compensation, inventory reserves, reserve for future customer credits, valuation allowances for deferred income tax assets, depreciable and amortizable lives of assets, the carrying value of long-lived assets including goodwill, cable certificates and wireless licenses, purchase price allocations, deferred lease expense, asset retirement obligations, the accrual of Cost of Goods Sold, and the accrual of contingencies and litigation. Actual results could differ from those estimates.

    The accounting estimates related to revenues from the high cost USF program are dependent on various inputs including current line counts, the most current rates paid to us, and our assessment of the impact of new FCC regulations, and the potential outcome of FCC proceedings. Some of the inputs are subjective and based on our judgment regarding the outcome of certain variables and is subject to upward or downward adjustment in subsequent periods.

    Effective in the second quarter of 2010, we changed our USF high-cost area program support accrual methodology due to a change in our estimate of the current amounts expected to be paid to us. The effect of this change in estimate was a revenue increase of $4.7 million, a net income increase of $3.1 million, and a basic and diluted net income per share increase of $0.06 for the year ended December 31, 2010.

  (z)
  Concentrations of Credit Risk

    Financial instruments that potentially subject us to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. Excess cash is invested in high quality short-term liquid money instruments. At December 31, 2010 and 2009, substantially all of our cash and cash equivalents were invested in short-term liquid money instruments. At December 31, 2010 and 2009, cash balances were in excess of Federal Deposit Insurance Corporation insured limits.

    We do not have any major customers for the year ended December 31, 2010 (see note 10). Our customers are located primarily throughout Alaska. Because of this geographic concentration, our growth and operations depend upon economic conditions in Alaska.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(1)    Business and Summary of Significant Accounting Principles (Continued)

  (aa)
  Software Capitalization Policy

    Internally used software, whether purchased or developed, is capitalized and amortized using the straight-line method over an estimated useful life of five years. We capitalize certain costs associated with internally developed software such as payroll costs of employees devoting time to the projects and external direct costs for materials and services. Costs associated with internally developed software to be used internally are expensed until the point the project has reached the development stage. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. The capitalization of software requires judgment in determining when a project has reached the development stage.

  (ab)
  Guarantees

    Certain of our customers have guaranteed levels of service. If an interruption in service occurs we do not recognize revenue for any portion of the monthly service fee that will be refunded to the customer or not billed to the customer due to these service level agreements.

  (ac)
  Classification of Taxes Collected from Customers

    We report sales, use, excise, and value added taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between us and a customer on a net basis in our statements of operations. We report a certain surcharge on a gross basis in our statement of operations of $5.2 million, $4.4 million and $4.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

  (ad)
  Derivatives

    From time to time we enter into derivative contracts to manage exposure to variability in cash flows from floating-rate financial instruments, particularly on our long-term debt instruments and credit facilities. We do not currently have significant exposure from floating-rate financial instruments since we repaid the outstanding indebtedness under our Senior Credit Facility in 2009 with the proceeds from the issuance of the 2019 Notes. We do not apply hedge accounting to our derivative instruments and therefore treat these instruments as "economic hedges." Derivative instruments are accounted for at fair value as either assets or liabilities on the balance sheet. Changes in the fair value of derivatives are recognized in earnings each reporting period.

    In the third quarter of 2008, we entered into two interest rate caps to manage the interest rate risk on our Senior Credit Facility, which was indexed to the London Interbank Offered Rate. These caps had a combined notional value of $180.0 million and an initial cost of $928,000. The caps had a fair value of $0 and $7,000 at December 31, 2009 and 2008, respectively, resulting in realization of a loss to interest expense of $7,000 and $921,000 during the years ended December 31, 2009 and 2008, respectively. The caps matured on July 1, 2010.

  (ae)
  Reclassifications

    Reclassifications have been made to the 2009 and 2008 financial statements to make them comparable with the 2010 presentation.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(2)    Consolidated Statements of Cash Flows Supplemental Disclosures

  Changes in operating assets and liabilities, net effect of acquisitions, consist of (amounts in thousands):

Year ended December 31,	2010	2009	2008
(Increase) decrease in accounts receivable	$12,283	(33,555)	(5,209)
(Increase) decrease in prepaid expenses	(1,459)	1,923	488
(Increase) decrease in inventories	3,461	(2,109)	(3,336)
(Increase) decrease in other current assets	1,037	(4,272)	(69)
(Increase) decrease in other assets	2,663	(10,742)	—
Increase (decrease) in accounts payable	1,683	(1,889)	(4,198)
Increase (decrease) in deferred revenues	(4,108)	(787)	4,543
Increase (decrease) in accrued payroll and payroll related obligations	271	(752)	5,437
Increase (decrease) in accrued liabilities	2,585	(1,608)	2,695
Increase (decrease) in accrued interest	(1,365)	4,597	1,226
Increase (decrease) in subscriber deposits	(278)	287	84
Increase (decrease) in long-term deferred Revenue	(3,167)	763	49,153
Increase (decrease) in components of other long-term liabilities	(362)	526	(3,727)

	$13,244	(47,618)	47,087

  The following items are for the years ended December 31, 2010, 2009 and 2008 (amounts in thousands):

	2010	2009	2008
Net cash paid or received:
Interest paid, net of amounts capitalized	$71,140	51,161	46,781
Income tax refund received	$1,163	911	83
Income tax paid	$—	—	884

  The following items are non-cash investing and financing activities for the years ended December 31, 2010, 2009 and 2008 (amounts in thousands):

	2010	2009	2008
Non-cash additions for purchases of property and equipment	$7,622	4,427	12,124
Asset retirement obligation additions to property and equipment	$1,253	5,764	1,408
Warranty receivable applied to capital lease obligation	$—	465	8,415
Assets acquired in acquisition	$480	6,475	—
Capital lease obligation incurred	$—	—	99,873
Satellite warranty receivable	$—	—	8,880

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(2)    Consolidated Statements of Cash Flows Supplemental Disclosures (Continued)

  Additional Non-cash Financing Activities

  We received cash proceeds of $110.6 million from the $145.0 million term loan that we obtained in May 2008. We used $30.0 million of the term loan to repay the revolving portion of our Senior Credit Facility and our loan proceeds were reduced by $2.9 million for an original issue discount and $1.5 million for bank and legal fees associated with the new term loan.

(3)    Receivables and Allowance for Doubtful Receivables

  Receivables consist of the following at December 31, 2010 and 2009 (amounts in thousands):

	2010	2009
Trade	$130,708	145,220
Employee	722	315
Other	1,426	2,324

Total Receivables	$132,856	147,859

  Changes in the allowance for doubtful receivables during the years ended December 31, 2010, 2009 and 2008 are summarized below (amounts in thousands).

		Additions		Deductions
Description	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts	Write-offs net of recoveries	Balance at end of year
December 31, 2010	$7,060	3,085	1,670	2,626	9,189

December 31, 2009	$2,582	3,818	1,734	1,074	7,060

December 31, 2008	$1,657	3,471	—	2,546	2,582

  Charged to Other Accounts for the year ended December 31, 2010 consists of a $1.7 million charge for a customer that participates in the Rural Health Care Division support program that is operated by the USAC. We have been providing service to this customer pursuant to a contract since July 1, 2008. We have received funding commitment letters from USAC for both funding years that have passed since the contract start date. The commitment letter for the year from July 2008 to June 2009 committed funding for all but $1.7 million of that particular year. USAC denied funding of $1.7 million based on the timing of customer-owned equipment placed in service in relation to service charges. On August 23, 2010, we filed with the FCC a request for review of the denial. We have recorded a reserve by reducing revenue $1.7 million in the year ended December 31, 2010.

  Charged to Other Accounts for the year ended December 31, 2009 consists of a $914,000 adjustment recorded upon the conversion of our Alaska DigiTel customer accounts into a Consumer customer billing system that grossed up accounts receivable and the allowance for doubtful receivables to record termination fees for tracking purposes. Additionally, the year ended December 31, 2009 includes an adjustment of $820,000 due to the decision to temporarily stop revenue recognition for services provided to a customer whose funding from the USAC was denied.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(4)    Net Property and Equipment in Service

  Net property and equipment in service consists of the following at December 31, 2010 and 2009 (amounts in thousands):

	2010	2009
Land and buildings	$36,332	31,279
Telephony transmission equipment and distribution facilities	674,246	637,292
Cable transmission equipment and distribution facilities	128,919	117,483
Support equipment and systems	190,947	170,922
Transportation equipment	9,116	9,930
Property and equipment under capital leases	102,972	102,972
Customer premise equipment	124,655	121,943
Fiber optic cable systems	244,381	242,309

	1,511,568	1,434,130
Less accumulated depreciation	693,645	598,687
Less accumulated amortization	19,645	12,363

Net property and equipment in service	$798,278	823,080

(5)    Intangible Assets and Goodwill

  As of October 31, 2010 cable certificates, wireless licenses and goodwill were tested for impairment and the fair values were greater than the carrying amounts, therefore these intangible assets were determined not to be impaired at December 31, 2010. The remaining useful lives of our cable certificates, wireless licenses and goodwill were evaluated as of October 31, 2010 and events and circumstances continue to support an indefinite useful life.

  There are no indicators of impairment of our intangible assets subject to amortization as of December 31, 2010.

  Other Intangible Assets subject to amortization include the following at December 31, 2010 and 2009 (amounts in thousands):

	2010	2009
Software license fees	$26,403	22,459
Customer relationships	11,034	11,217
Customer contracts	3,538	3,538
Right-of-way	783	783
Other	543	529

	42,301	38,526
Less accumulated amortization	24,584	18,965

Net other intangible assets	$17,717	19,561

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(5)    Intangible Assets and Goodwill (Continued)

  Changes in Other Intangible Assets are as follows (amounts in thousands):

Balance at December 31, 2008	$22,976
Asset additions	4,772
Less amortization expense	7,628
Less asset write-off	559

Balance at December 31, 2009	19,561
Asset additions	4,533
Less amortization expense	6,360
Less asset write-off	17

Balance at December 31, 2010	$17,717

  Goodwill increased $480,000 at December 31, 2010 as compared to December 31, 2009 due to the contingent payment to the former shareholders of UUI. Goodwill increased $6.6 million at December 31, 2009 as compared to December 31, 2008, primarily to record a $930,000 adjustment for grant deferred revenue to the UUI and Unicom purchase price allocations and for the additional $5.2 million and $497,000 contingent payments to Alaska Wireless and the former shareholders of UUI, respectively.

  Amortization expense for amortizable intangible assets for the years ended December 31, 2010, 2009 and 2008 follow (amounts in thousands):

	Years Ended December 31,
	2010	2009	2008
Amortization expense	$6,360	7,628	5,948

  Amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is estimated to be (amounts in thousands):

Years Ending December 31,
2011	$5,298
2012	3,810
2013	2,749
2014	1,896
2015	1,150

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(6)    Long-Term Debt

  Long-term debt consists of the following (amounts in thousands):

	December 31,
	2010	2009
2019 Notes(a)	$425,000	425,000
2014 Notes(b)	320,000	320,000
Senior Credit Facility(c)	20,000	—
Rural Utility Service ("RUS") debt(d)	19,844	34,721
CoBank Mortgage ("CoBank") note payable(d)	1,832	2,277

Debt	786,676	781,998
Less unamortized discount paid on the 2019 Notes	3,266	3,460
Less unamortized discount paid on the 2014 Notes	1,693	2,158
Less current portion of long-term debt	2,516	5,133

Long-term debt, net of unamortized discount	$779,201	771,247

(a)
We pay interest of 8.63% on notes that are due in 2019 ("2019 Notes"). The 2019 Notes are senior unsecured obligations which rank equally in right of payment with the existing and future senior unsecured debt, including our 2014 Notes described below, and senior in right of payment to all future subordinated indebtedness. The 2019 Notes are carried on our Consolidated Balance Sheet net of the unamortized portion of the discount, which is being amortized to Interest Expense over the term of the 2019 Notes using the effective interest method and an effective interest rate of 9.07%.

  The 2019 Notes are redeemable at our option, in whole or in part, on not less than thirty days nor more than sixty days notice, at the following redemption prices, plus accrued and unpaid interest (if any) to the date of redemption:

Redemption Price
If redeemed during the twelve month period commencing November 15 of the year indicated:
2014	104.313%
2015	102.875%
2015	101.438%
2017 and thereafter	100.000%

  The 2019 Notes mature on November 15, 2019. Semi-annual interest payments are payable on May 15 and November 15 of each year.

  The 2019 Notes were issued pursuant to an Indenture, dated as of the Closing Date, between us and Union Bank, N.A., as trustee.

  We are not required to make mandatory sinking fund payments with respect to the 2019 Notes.

  Upon the occurrence of a change of control, each holder of the 2019 Notes will have the right to require us to purchase all or any part (equal to $1,000 or an integral multiple thereof, except that no 2019 Note will be purchased in part if the remaining portion thereof would not be at least

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(6)    Long-Term Debt (Continued)

  $2,000) of such holder's 2019 Notes at a purchase price equal to 101% of the principal amount of such 2019 Notes, plus accrued and unpaid interest on such 2019 Notes, if any. If we or certain of our subsidiaries engage in asset sales, we must generally either invest the net cash proceeds from such sales in our business within a period of time, prepay debt under any outstanding credit facility, or make an offer to purchase a principal amount of the 2019 Notes equal to the excess net cash proceeds, with the purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any.

  The covenants in the Indenture restrict us and certain of our subsidiaries from incurring debt, but permits debt under the Senior Credit Facility and vendor financing as long as our leverage ratio, as defined, does not exceed 5.5 to one. If our leverage ratio does not exceed 5.5 to one, we are able to enter into sale and leaseback transactions; pay dividends or distributions on capital stock or repurchase capital stock; issue stock of subsidiaries; make certain investments; create liens on assets to secure debt; enter into transactions with affiliates; merge or consolidate with another company; and transfer and sell assets. These covenants are subject to a number of limitations and exceptions, as further described in the Indenture.

  We paid closing costs totaling $9.1 million in connection with the offering, which were recorded as deferred loan costs and are being amortized over the term of the 2019 Notes. Unamortized deferred loan costs related to the Senior Credit Facility totaling $1.4 million were written off in the year ended December 31, 2009.

  We were in compliance with all 2019 Notes loan covenants at December 31, 2010.

(b)
We pay interest of 7.25% on notes that are due in 2014 ("2014 Notes"). The 2014 Notes are an unsecured senior obligation. The 2014 Notes are carried on our Consolidated Balance Sheet net of the unamortized portion of the discount, which is being amortized to Interest Expense over the term of the 2014 Notes using the effective interest method and an effective interest rate of 7.50%.

  The 2014 Notes are redeemable at our option, in whole or in part, on not less than thirty days nor more than sixty days notice, at the following redemption prices, plus accrued and unpaid interest (if any) to the date of redemption:

If redeemed during the twelve month period commencing February 1 of the year indicated:	Redemption Price
2011	101.208%
2012 and thereafter	100.000%

  The 2014 Notes restrict us and certain of our subsidiaries from incurring debt, but permits debt under the Senior Credit Facility and vendor financing as long as our leverage ratio, as defined, does not exceed 6.0 to one. In addition, certain other debt is permitted regardless of our leverage ratio, including debt under the Senior Credit Facility not exceeding (and reduced by certain stated items):

    •
    $250.0 million, reduced by the amount of any prepayments, or

    •
    3.0 times earnings before interest, taxes, depreciation and amortization for the last four full fiscal quarters of us and our subsidiaries.

  The 2014 Notes limit the ability of our subsidiaries to make cash dividend payments to us.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(6)    Long-Term Debt (Continued)

  Semi-annual interest payments of $11.6 million are payable in February and August of each year.

  The 2014 Notes are structurally subordinate to our Senior Credit Facility.

  We are not required to make mandatory sinking fund payments with respect to the 2014 Notes.

  Our 2014 Notes' key debt covenants require our Total Leverage Ratio (as defined) be 6.0:1.0 or less and our Senior Leverage Ratio (as defined) be 3.0:1.0 or less if our Senior Debt (as defined) is greater than $250.0 million.

  We were in compliance with all 2014 Notes loan covenants at December 31, 2010.

(c)
In November 2009, we completed our offering of the 2019 Notes and used the net proceeds from this offering to repay the outstanding amount of $389.8 million under our Senior Credit Facility, including $349.8 million outstanding on the term loan and $40.0 million outstanding on the revolving portion of the Senior Credit Facility. The term loan was retired upon the repayment but the revolving portion was still available to us at December 31, 2009.

  On January 29, 2010, GCI Holdings, Inc., a wholly owned subsidiary of GCI, entered into a Second Amended and Restated Credit and Guarantee Agreement with Calyon New York Branch, as administrative agent, Royal Bank of Canada, as syndication agent, and CoBank, ACB, Union Bank of California, N.A. and Wells Fargo Bank, N.A., as documentation agents ("amended Senior Credit Facility"). The amended Senior Credit Facility provides a $75.0 million revolving credit facility with a $25.0 million sublimit for letters of credit. The amended Senior Credit Facility replaced our then existing Senior Credit Facility. The amended Senior Credit Facility will mature on January 29, 2015.

  On October 20, 2010, we borrowed $30.0 million under our revolving credit facility to partially fund a repurchase of our Class A common stock as further described in note 9. In November 2010, we repaid $10.0 million of the $30.0 million outstanding balance. After consideration of these transactions, we have $2.7 million of letters of credit outstanding and $52.3 million available for borrowing under our revolving credit facility at December 31, 2010.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(6)    Long-Term Debt (Continued)

  The interest rate on our amended Senior Credit Facility is the London Interbank Offered Rate plus the following Applicable Margin set forth opposite each applicable Total Leverage Ratio below:

Total Leverage Ratio (as defined)	Applicable Margin
> 3.75	4.00%
> 3.25 but < 3.75	3.50%
> 2.75 but < 3.25	3.00%
< 2.75	2.50%

  Borrowings under the amended Senior Credit Facility are subject to certain financial covenants and restrictions on indebtedness. Our amended Senior Credit Facility Total Leverage Ratio (as defined) may not exceed 5.25:1.00; the Senior Leverage Ratio (as defined) may not exceed 3.00:1.00; and our Interest Coverage Ratio (as defined) must not be less than 2.50:1.00 at any time.

  The obligations under the amended Senior Credit Facility are secured by a security interest on substantially all of the assets of GCI Holdings, Inc. and the subsidiary guarantors, and on the stock of GCI Holdings, Inc.

  In connection with the amended Senior Credit Facility, we paid loan fees of $2.0 million which are being amortized over the life of the amended Senior Credit Facility.

(d)
We acquired long-term debt upon our acquisition of UUI and Unicom effective June 1, 2008, from the RUS and CoBank. The long-term debt is due in monthly installments of principal based on a fixed rate amortization schedule. The interest rates on the various loans to which this debt relates range from 2.0% to 6.8%. Through UUI and Unicom, we have $48.7 million available for borrowing for specific capital expenditures under existing borrowing arrangements. Substantially all of the assets of UUI and Unicom are collateral for the amounts due to RUS and CoBank.

  Maturities of long-term debt as of December 31, 2010 are as follows (amounts in thousands):

Years ending December 31,
2011	$2,516
2012	2,462
2013	2,611
2014	322,199
2015	22,048
2016 and thereafter	434,840

786,676
Less unamortized discount paid on 2019 Notes	3,266
Less unamortized discount paid on 2014 Notes	1,693
Less current portion of long-term debt	2,516

$779,201

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7)    Income Taxes

  Total income tax expense of $9.5 million, $3.9 million and $1.1 million for the years ended December 31, 2010, 2009 and 2008, respectively, was allocated to income/loss in each year. We did not record any excess tax benefit generated from stock options exercised during the years ended December 31, 2010, 2009 and 2008 since we are in a net operating loss carryforward position and the income tax deduction will not yet reduce income taxes payable. The cumulative excess tax benefits generated for stock options exercised that have not been recognized is $4.6 million at December 31, 2010.

  We have income tax receivables for federal and state alternative minimum tax of $0 and $1.2 million at December 31, 2010 and 2009, respectively.

  Income tax expense consists of the following (amounts in thousands):

	Years Ended December 31,
	2010	2009	2008
Deferred tax expense:
Federal taxes	$8,086	3,494	922
State taxes	1,402	442	155

	$9,488	3,936	1,077

  Total income tax expense differed from the "expected" income tax expense determined by applying the statutory federal income tax rate of 35% as follows (amounts in thousands):

	Years Ended December 31,
	2010	2009	2008
"Expected" statutory tax expense (benefit)	$6,455	2,608	(803)
State income taxes, net of federal expense (benefit)	1,129	456	(48)
Income tax effect of nondeductible entertainment expenses	775	703	725
Impact of non-controlling interest attributable to non-tax paying entity	—	—	526
Income tax effect of nondeductible lobbying expenses	405	380	424
Income tax effect of nondeductible officer Compensation	722	761	246
Other, net	2	(972)	7

	$9,488	3,936	1,077

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7)    Income Taxes (Continued)

  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2010 and 2009 are summarized below (amounts in thousands):

	2010	2009
Current deferred tax assets, net of current deferred tax liability:
Compensated absences, accrued for financial reporting Purposes	$2,115	2,565
Net operating loss carryforwards	—	8,354
Workers compensation and self insurance health reserves, principally due to accrual for financial reporting purposes	810	580
Accounts receivable, principally due to allowance for doubtful receivables	3,770	2,981
Deferred compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	92	(270)
Other	3,358	3,408

Total current deferred tax assets	$10,145	17,618

Long-term deferred tax assets:
Net operating loss carryforwards	$88,967	74,345
Deferred revenue for financial reporting purposes	19,481	22,422
Alternative minimum tax credits	1,895	1,892
Deferred compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	2,908	1,093
Asset retirement obligations in excess of amounts recognized for tax purposes	1,885	1,775
Share-based compensation expense for financial reporting purposes in excess of amounts recognized for tax purposes	8,647	3,026
Other	1,168	4,132

Total long-term deferred tax assets	124,951	108,685

Long-term deferred tax liabilities:
Plant and equipment, principally due to differences in Depreciation	182,490	170,260
Intangible assets	44,862	38,811

Total long-term deferred tax liabilities	227,352	209,071

Net long-term deferred tax liabilities	$102,401	100,386

  At December 31, 2010, we have tax net operating loss carryforwards of $226.4 million that will begin expiring in 2011 if not utilized, and alternative minimum tax credit carryforwards of $1.9 million available to offset regular income taxes payable in future years. Our utilization of remaining acquired net operating loss carryforwards is subject to annual limitations pursuant to Internal Revenue Code section 382 which could reduce or defer the utilization of these losses.

  We are no longer subject to U.S. or state tax examinations by tax authorities for years before 2007 except that certain U.S. federal income tax returns for years after 1997 are not closed by relevant statutes of limitations due to unused net operating losses reported on those income tax returns.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(7)    Income Taxes (Continued)

  Our tax net operating loss carryforwards are summarized below by year of expiration (amounts in thousands):

Years ending December 31,	Federal	State
2011	$759	759
2018	1,313	1,294
2019	25,942	25,391
2020	44,744	43,797
2021	29,614	28,987
2022	14,081	13,788
2023	3,968	3,903
2024	722	—
2025	737	—
2026	150	—
2027	1,010	—
2028	39,879	39,715
2029	48,370	47,558
2030	15,157	15,022

Total tax net operating loss carryforwards	$226,446	220,214

  Tax benefits associated with recorded deferred tax assets are considered to be more likely than not realizable through taxable income earned in carryback years, future reversals of existing taxable temporary differences, and future taxable income exclusive of reversing temporary differences and carryforwards. The amount of deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

(8)    Financial Instruments

  Fair Value of Financial Instruments

  The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2010 and 2009, the fair values of cash and cash equivalents, net receivables, accounts payable, accrued payroll and payroll related obligations, accrued interest, accrued liabilities, and subscriber deposits approximate their carrying value due to the short-term nature of these financial instruments. The carrying amounts and estimated fair values of our financial instruments at December 31, 2010 and 2009 follow (amounts in thousands):

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Current and long-term debt and capital lease obligations	$872,882	908,286	872,294	866,820
Other liabilities	73,309	72,065	72,770	71,623

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(8)    Financial Instruments (Continued)

  The following methods and assumptions were used to estimate fair values:

  Current and long-term debt and capital lease obligations: The fair values of our 2019 Notes, 2014 Notes, RUS debt, CoBank mortgage note payable, and capital leases are based upon quoted market prices for the same or similar issues or on the current rates offered to us for the same remaining maturities. The fair value of our amended Senior Credit Facility is estimated to approximate the carrying value because this instrument is subject to variable interest rates.

  Other Liabilities: Lease escalation liabilities are valued at the discounted amount of future cash flows using quoted market prices on current rates offered to us. Deferred compensation liabilities are carried at fair value, which is the amount payable as of the balance sheet date. Asset retirement obligations are recorded at their fair value and, over time, the liability is accreted to its present value each period. Our non-employee share-based compensation awards are reported at their fair value at each reporting period.

  Fair Value Measurements

  ASC Topic 820 "Fair Value Measurements and Disclosures" established a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. Level 1 inputs, the highest priority, are quoted prices in active markets for identical assets or liabilities. Level 2 inputs reflect other than quoted prices included in Level 1 that are either observable directly or through corroboration with observable market data. Level 3 inputs are unobservable inputs, due to little or no market activity for the asset or liability, such as internally-developed valuation models. We have applied the provisions of Topic 820 to our trading securities and the assets of our deferred compensation plan (primarily mutual funds).

  Assets measured at fair value on a recurring basis as of December 31, 2010 and 2009 are as follows (amounts in thousands):

	Fair Value Measurement at Reporting Date Using
December 31, 2010 Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Deferred compensation plan assets (mutual funds)	1,678	—	—

Total assets at fair value	$1,678	—	—

December 31, 2009 Assets
Money market funds	$12	—	—
U.S. government and agency Obligations	883	—	—
Deferred compensation plan assets (mutual funds)	1,522	—	—

Total assets at fair value	$2,417	—	—

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(8)    Financial Instruments (Continued)

  The valuation of our marketable securities, money markets funds, and mutual funds are determined using quoted market prices in active markets utilizing market observable inputs.

(9)    Stockholders' Equity

  Common Stock

  We were incorporated in 1997 and issued 100 shares of our no par Class A common stock to GCI in our initial capitalization. We received all ownership interests in subsidiaries previously held by GCI and proceeds from GCI's August 1, 1997 common stock offering. We recorded $206.6 million associated with our initial capitalization. All of our issued and outstanding Class A common stock is owned by GCI.

  Shared-Based Compensation

  GCI's Amended and Restated 1986 Stock Option Plan ("Stock Option Plan"), provides for the grant of options and restricted stock awards (collectively "award") for a maximum of 15.7 million shares of GCI Class A common stock, subject to adjustment upon the occurrence of stock dividends, stock splits, mergers, consolidations or certain other changes in corporate structure or capitalization. If an award expires or terminates, the shares subject to the award will be available for further grants of awards under the Stock Option Plan. The Compensation Committee of GCI's Board of Directors administers the Stock Option Plan. Substantially all restricted stock awards granted vest over periods of up to three years. Substantially all options vest in equal installments over a period of five years and expire ten years from the date of grant. The requisite service period of our awards is generally the same as the vesting period. Options granted pursuant to the Stock Option Plan are only exercisable if at the time of exercise the option holder is our employee, non-employee director, or a consultant or advisor working on our behalf. New shares of GCI Class A common stock are issued when stock option agreements are exercised or restricted stock awards are granted.

  The fair value of restricted stock awards is determined based on the number of shares granted and the quoted price of GCI's common stock. We use a Black-Scholes-Merton option pricing model to estimate the fair value of stock options issued. The Black-Scholes-Merton option pricing model incorporates various and highly subjective assumptions, including expected term and expected volatility. We have reviewed our historical pattern of option exercises and have determined that meaningful differences in option exercise activity existed among employee job categories. Therefore, we have categorized these awards into two groups of employees for valuation purposes.

  We estimated the expected term of options granted by evaluating the vesting period of stock options, employee's past exercise and post-vesting employment departure behavior, and expected volatility of the price of the underlying shares.

  We estimated the expected volatility of GCI's common stock at the grant date using the historical volatility of GCI's common stock over the most recent period equal to the expected stock option term and evaluated the extent to which available information indicated that future volatility may differ from historical volatility.

  The risk-free interest rate assumption was determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9)    Stockholders' Equity (Continued)

  award being valued. GCI and GCI, Inc. have never paid any cash dividends on GCI's common stock and we do not anticipate paying any cash dividends in the foreseeable future. Therefore, we assumed an expected dividend yield of zero.

  The following table shows our assumptions used to compute the share-based compensation expense for stock options granted during the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Expected term (years)	5.0 - 6.5	5.2 - 6.8	5.2 - 6.8
Volatility	52.6% - 55.8%	53.6% - 59.1%	47.6% - 55.4%
Risk-free interest rate	2.0% - 2.9%	1.7% - 3.2%	1.6% - 3.4%

  We estimate pre-vesting option forfeitures at the time of grant and periodically revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We record share-based compensation expense only for those awards expected to vest using an estimated forfeiture rate based on our historical pre-vesting forfeiture data.

  A summary of option activity under the Stock Option Plan as of December 31, 2010 and changes during the year then ended is presented below (share amounts in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in thousands)
Outstanding at January 1, 2010	1,627	$7.35
Granted	203	$5.34
Exercised	(116)	$7.60
Forfeited and retired	(466)

Outstanding at December 31, 2010	1,249	$7.08	4.5 years	$6,976

Exercisable at December 31, 2010	914	$7.33	3.1 years	$4,885

Available for grant at December 31, 2010	4,180

  The weighted average grant date fair value of options granted during the years ended December 31, 2010, 2009 and 2008 was $2.84 per share, $3.49 per share and $3.10 per share, respectively. The total fair value of options vesting during the years ended December 31, 2010, 2009 and 2008 was $377,000, $110,000 and $3.3 million, respectively. The total intrinsic values, determined as of the date of exercise, of options exercised in the years ended December 31, 2010, 2009 and 2008 were $511,000, $120,000 and $214,000, respectively. We received $659,000, $423,000 and $416,000 in cash from stock option exercises in the years ended December 31, 2010, 2009 and 2008, respectively.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9)    Stockholders' Equity (Continued)

  A summary of nonvested restricted stock award activity under the Stock Option Plan for the year ended December 31, 2010, follows (share amounts in thousands):

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2010	2,225	5.69
Granted	336	7.55
Vested	(233)	8.30
Forfeited	(132)	12.51

Nonvested at December 31, 2010	2,196	5.29

  The following is a summary of our share-based compensation expense for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Employee share-based compensation expense	$5,385	5,709	7,282
Expense reversal for performance based options and awards not expected to vest	—	(2,134)	—
Adjustment to fair value of liability classified awards	1,348	(771)	(4)

Total share-based compensation expense	$6,733	2,804	7,278

  Share-based compensation expense is classified as selling, general and administrative expense in our consolidated Statements of Operations. Unrecognized share-based compensation expense was $4.9 million relating to 2.2 million restricted stock awards and $732,000 relating to 335,000 unvested stock options as of December 31, 2010. We expect to recognize share-based compensation expense over a weighted average period of 1.9 years for stock options and 1.5 years for restricted stock awards.

  The following is a summary of activity for stock option grants that were made not pursuant to the Stock Option Plan for the years ended December 31, 2010, 2009 and 2008 (share amounts in thousands):

		Weighted Average Exercise Price
Outstanding at December 31, 2008 and 2009	150	$6.50
Options forfeited and retired	(150)	$6.50

Outstanding at December 31, 2010	—

Available for grant at December 31, 2010	—

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9)    Stockholders' Equity (Continued)

  In January 2001 we entered into an aircraft operating lease agreement with a company owned by our President and Chief Executive Officer. The lease was amended effective January 1, 2002, February 25, 2005 and December 27, 2010. Upon signing the lease, the lessor was granted an option to purchase 250,000 shares of GCI Class A common stock at $6.50 per share, of which 100,000 shares were exercised during the year ended December 31, 2006 and the remaining 150,000 shares expired on March 31, 2010.

  On August 6, 2009, GCI filed a Tender Offer Statement on Schedule TO ("Exchange Offer") with the SEC. The Exchange Offer was an offer by GCI to eligible officers, employees and stakeholders, other than officers of GCI who also serve on GCI's Board of Directors ("Participants") to exchange, on a grant-by-grant basis, their outstanding eligible stock options that were granted under GCI's Stock Option Plan, whether vested or unvested, for shares of restricted stock of GCI Class A common stock that we granted under the Stock Option Plan ("Restricted Stock"). Generally, eligible options included all options issued pursuant to the Stock Option Plan between January 1, 1999, and February 15, 2009, excluding any options that vest based on EBITDA performance ("Eligible Options"). GCI accepted for cancellation, Eligible Options to purchase 5,241,700 shares of GCI Class A common stock from 166 Participants, representing approximately 86% of the options eligible for exchange in the offer with a fair value of $6.2 million as of the date of the exchange. GCI issued 1,908,890 shares of Restricted Stock to Participants, with a fair value of $7.1 million as of the date of the exchange, in each case, in accordance with the terms of the Exchange Offer.

  In accordance with the terms of the Restricted Stock agreement, one-half of the Restricted Stock received in exchange for eligible options will vest on December 20, 2011 with the remainder vesting on February 28, 2012. The number of shares of Restricted Stock that were offered in exchange for each eligible option was equal to the lesser of (i) a number of shares of Restricted Stock having a fair value equal to 100% of the fair value of the eligible options exchanged for shares of Restricted Stock, or (ii) a number of shares of Restricted Stock equal to 40% of the number of shares issuable pursuant to the eligible options surrendered.

  The exchange of stock options for Restricted Stock was treated as a modification of the stock options. The remaining unamortized stock compensation expense related to the original options will continue to be amortized over the vesting period of the Restricted Stock. The compensation expense for the incremental difference between the fair value of the Restricted Stock and the fair value of the original options on the date of modification, reflecting the current facts and circumstances on the modification date, will be amortized over the vesting period of the Restricted Stock. The incremental share-based compensation expense related to the modification, net of estimated forfeitures, is $940,000, of which $378,000 and $122,000 was expensed in the years ending December 31, 2010 and 2009, respectively. We used a lattice model to value the options exchanged for Restricted Stock for purposes of determining our incremental share-based compensation expense.

  Employee Stock Purchase Plan

  In 1986, GCI adopted an Employee Stock Purchase Plan ("GCI 401(k) Plan") qualified under Section 401 of the Internal Revenue Code of 1986. The GCI 401(k) Plan provides for acquisition of GCI's Class A common stock at market value as well as various mutual funds. The GCI 401(k) Plan permits each employee who has completed one year of service to elect to participate. Eligible

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(9)    Stockholders' Equity (Continued)

  employees could elect to reduce their compensation by up to 50 percent of such compensation (subject to certain limitations) up to a maximum of $16,500 during the year ended December 31, 2010. Contributions may be made on either a pretax or Roth basis.

  Eligible employees were allowed to make catch-up contributions of no more than $5,500 during the year ended December 31, 2010 and will be able to make such contributions limited to $5,500 during the year ended December 31, 2011. We do not match employee catch-up contributions.

  We may match up to 100% of employee salary reductions in any amount, decided by GCI's Board of Directors each year, but not more than 10 percent of any one employee's compensation will be matched in any year. Matching contributions vest over the initial six years of employment. For the year ended December 31, 2010, the combination of employee and matching contributions (pre-tax contributions and Roth basis) could not exceed the lesser of 100 percent of an employee's compensation or $33,000 excluding catch-up contributions. For the year ended December 31, 2009, the combination of pre-tax contributions, after tax contributions and matching contributions could not exceed the lesser of 100 percent of an employee's compensation or $49,000 excluding catch-up contributions.

  Employee contributions receive up to 100% matching and employees self-direct their matching investment. Our matching contributions allocated to participant accounts totaled $6.9 million, $6.2 million, and $5.8 million for the years ended December 31, 2010, 2009, and 2008, respectively. We used cash to fund all of our employer-matching contributions during the years ended December 31, 2010, 2009 and 2008.

(10)    Industry Segments Data

  Our reportable segments are business units that offer different products and are each managed separately.

  A description of our reportable segments follows:

  Consumer—We offer a full range of voice, video, data and wireless services to residential customers.

  Network Access—We offer a full range of voice, data and wireless services to common carrier customers.

  Commercial—We offer a full range of voice, video, data and wireless services to small businesses, local, national and global businesses, governmental entities and public and private educational institutions.

  Managed Broadband—We offer data services to rural school districts, hospitals and health clinics through our SchoolAccess® and ConnectMD® initiatives and managed video conferencing.

  Regulated Operations—We offer voice and data services to residential, business, and governmental customers in areas of rural Alaska.

  Corporate related expenses including engineering, information technology, accounting, legal and regulatory, human resources, and other general and administrative expenses for the years ended December 31, 2010, 2009 and 2008 are allocated to our segments using segment margin for the years ended December 31, 2009, 2008 and 2007, respectively. Bad debt expense for the years

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(10)    Industry Segments Data (Continued)

  ended December 31, 2010, 2009 and 2008 is allocated to our segments using a combination of specific identification and allocations based upon segment revenue for the years ended December 31, 2010, 2009 and 2008, respectively. Corporate related expenses and bad debt expense are specifically identified for our Regulated Operations segment and therefore, are not included in the allocations.

  We evaluate performance and allocate resources based on earnings before depreciation and amortization expense, net interest expense, income taxes, share-based compensation expense, accretion expense and non-cash contribution adjustment ("Adjusted EBITDA"). Management believes that this measure is useful to investors and other users of our financial information in evaluating operating profitability as an analytical indicator of income generated to service debt and fund capital expenditures. In addition, multiples of current or projected EBITDA are used to estimate current or prospective enterprise value. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in note 1. Intersegment sales are recorded at cost plus an agreed upon intercompany profit.

  We earn all revenues through sales of services and products within the United States. All of our long-lived assets are located within the United States of America, except approximately 82% of our undersea fiber optic cable systems which transit international waters and all of our satellite transponders.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(10)    Industry Segments Data (Continued)

  Summarized financial information for our reportable segments for the years ended December 31, 2010 2009 and 2008 follows (amounts in thousands):

	Consumer	Network Access	Commercial	Managed Broadband	Regulated Operations	Total Reportable Segments
2010
Revenues:
Intersegment	$—	—	5,442	—	176	5,618
External	342,898	107,227	128,458	49,962	22,705	651,250

Total revenues	342,898	107,227	133,900	49,962	22,881	656,868

Cost of Goods Sold:
Intersegment	—	600	2,515	—	176	3,291
External	104,481	25,030	59,885	14,012	4,409	207,817

Total Cost of Goods Sold	104,481	25,630	62,400	14,012	4,585	211,108

Contribution:
Intersegment	—	(600)	2,927	—	—	2,327
External	238,417	82,197	68,573	35,950	18,296	443,433

Total contribution	238,417	81,597	71,500	35,950	18,296	445,760

Less SG&A	127,130	33,566	38,838	17,338	11,936	228,808
Plus share-based Compensation	3,361	1,598	1,117	651	6	6,733
Plus non-cash contribution expense	(81)	(41)	(24)	(14)	—	(160)
Less accretion	149	71	43	26	—	289

Adjusted EBITDA	$114,716	50,259	30,871	19,275	6,366	221,487

2009
Revenues:
Intersegment	$—	419	5,729	—	192	6,340
External	294,925	122,072	110,135	44,875	23,804	595,811

Total revenues	294,925	122,491	115,864	44,875	23,996	602,151

Cost of Goods Sold:
Intersegment	419	600	2,694	—	192	3,905
External	96,894	27,253	52,245	11,135	6,149	193,676

Total Cost of Goods Sold	97,313	27,853	54,939	11,135	6,341	197,581

Contribution:
Intersegment	(419)	(181)	3,035	—	—	2,435
External	198,031	94,819	57,890	33,740	17,655	402,135

Total contribution	197,612	94,638	60,925	33,740	17,655	404,570

Less SG&A	112,883	38,348	35,363	14,450	11,627	212,671
Plus share-based compensation	1,145	891	549	219	—	2,804
Plus non-cash contribution expense	294	201	98	47	—	640

Adjusted EBITDA	$86,587	57,563	23,174	19,556	6,028	192,908

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(10)    Industry Segments Data (Continued)

	Consumer	Network Access	Commercial	Managed Broadband	Regulated Operations	Total Reportable Segments
2008
Revenues:
Intersegment	$84	916	5,808	—	157	6,965
External	255,632	153,821	114,660	37,047	14,282	575,442

Total revenues	255,716	154,737	120,468	37,047	14,439	582,407

Cost of Goods Sold:
Intersegment	656	685	2,821	125	97	4,384
External	89,853	40,326	59,480	10,265	3,134	203,058

Total Cost of Goods Sold	90,509	41,011	62,301	10,390	3,231	207,442

Contribution:
Intersegment	(572)	231	2,987	(125)	60	2,581
External	165,779	113,495	55,180	26,782	11,148	372,384

Total contribution	165,207	113,726	58,167	26,657	11,208	374,965

Less SG&A	110,364	43,057	36,191	13,132	7,562	210,306
Plus share-based compensation	2,891	2,443	1,392	552	—	7,278
Plus non-cash contribution expense	199	177	76	28	—	480
Plus non-controlling interest	661	589	253	—	—	1,503
Plus other expense	(217)	—	—	—	—	(217)
Adjusted EBITDA	$58,949	73,647	20,710	14,230	3,586	171,122

  A reconciliation of reportable segment revenues to consolidated revenues follows (amounts in thousands):

Years Ended December 31,	2010	2009	2008
Reportable segment revenues	$656,868	602,151	582,407
Less intersegment revenues eliminated in consolidation	5,618	6,340	6,965

Consolidated revenues	$651,250	595,811	575,442

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(10)    Industry Segments Data (Continued)

  A reconciliation of reportable segment Adjusted EBITDA to consolidated income (loss) before income tax expense follows (amounts in thousands):

Years Ended December 31,	2010	2009	2008
Reportable segment Adjusted EBITDA	$221,487	192,908	171,122
Less depreciation and amortization expense	(126,114)	(123,362)	(114,369)
Less share-based compensation expense	(6,733)	(2,804)	(7,278)
(Less) plus non-cash contribution expense	160	(640)	(480)
Less net loss attributable to non-controlling interest	—	—	(1,503)
Less accretion expense	(289)	—	—
Plus other expense	—	—	217
Consolidated operating income	88,511	66,102	47,709
Less other expense, net	(70,068)	(58,650)	(50,004)

Consolidated income (loss) before income tax expense	$18,443	7,452	(2,295)

  Assets at December 31, 2010, 2009 and 2008 and capital expenditures for the years ended December 31, 2010, 2009 and 2008 are not allocated to reportable segments as our Chief Operating Decision Maker does not review a balance sheet or capital expenditures by segment to make decisions about resource allocations or to evaluate segment performance.

  We did not have any major customers for the year ended December 31, 2010. We earned revenues included in the Network Access segment from a major customer for the years ended December 31, 2009 and 2008, net of discounts, of $64.5 million and $65.0 million, respectively. As a percentage of total revenues, our major customer's revenues totaled 11% for the years ended December 31, 2009 and 2008.

(11)    Related Party Transactions

  We entered into a long-term capital lease agreement in 1991 with the wife of our President and CEO for property occupied by us. The leased asset was capitalized in 1991 at the owner's cost of $900,000 and the related obligation was recorded. The lease agreement was amended in April 2008 and our existing capital lease asset and liability increased $1.3 million to record the extension of this capital lease. The amended lease terminates on September 30, 2026.

  In January 2001 we entered into an aircraft operating lease agreement with a company owned by our President and CEO. The lease was amended effective January 1, 2002, February 25, 2005 and December 27, 2010. The lease term is month-to-month and may be terminated at any time upon one hundred and twenty days written notice. The monthly lease rate is $75,000. Upon signing the lease, the lessor was granted an option to purchase 250,000 shares of GCI Class A common stock at $6.50 per share, of which 100,000 shares were exercised during the year ended December 31, 2006 and the remaining 150,000 shares expired on March 31, 2010. We paid a deposit of $1.5 million in connection with the lease. The deposit will be repaid to us upon the earlier of six months after the agreement terminates, or nine months after the date of a termination notice. In December 2010 we paid $350,000 to the lessor for the right to return the aircraft to the lessor in the same condition it was in on December 27, 2010.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(12)    Commitments and Contingencies

  Operating Leases as Lessee

  We lease business offices, have entered into site lease agreements and use satellite transponder and fiber capacity and certain equipment pursuant to operating lease arrangements. Many of our leases are for multiple years and contain renewal options. Rental costs, including immaterial amounts of contingent rent expense, under such arrangements amounted to $31.0 million, $29.5 million and $35.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

  Capital Leases as Lessee

  We entered into a long-term capital lease agreement in 1991 with the wife of our President and CEO for property occupied by us as further described in note 11.

  On March 31, 2006, through our subsidiary GCI Communication Corp. we entered into an agreement to lease transponder capacity on Intelsat, Ltd.'s ("Intelsat") Galaxy 18 spacecraft that successfully launched on May 21, 2008. We are also leasing capacity on the Horizons 1 satellite, which is owned jointly by Intelsat and JSAT International, Inc. The leased capacity replaced our existing transponder capacity on Intelsat's Galaxy XR satellite.

  The Intelsat Galaxy 18 C-band and Ku-Band transponders are being leased over an expected term of 14 years. The present value of the lease payments, excluding telemetry, tracking and command services and back-up protection, was $98.6 million. We recorded a capital lease obligation and an addition to our Property and Equipment at December 31, 2008.

  In June 2008 Galaxy XR was taken out of service resulting in the removal of the remaining $8.8 million net book value and the recognition of an $8.8 million warranty receivable. We applied $8.4 million of the warranty receivable to offset our cash obligation relating to the capital lease during the year ended December 31, 2008, resulting in an outstanding warranty receivable of $465,000 as of December 31, 2008. During the year ended December 31, 2009, we applied the remaining $465,000 of the warranty receivable to offset our cash obligation.

  A summary of future minimum lease payments follows (amounts in thousands):

Years ending December 31:	Operating	Capital
2011	$21,435	11,672
2012	17,614	11,732
2013	16,312	11,742
2014	14,653	11,752
2015	13,764	11,761
2016 and thereafter	67,515	78,471

Total minimum lease payments	$151,293	137,130

Less amount representing interest		45,965
Less current maturity of obligations under capital leases		5,136

Long-term obligations under capital leases, excluding current maturity		$86,029

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(12)    Commitments and Contingencies (Continued)

  The leases generally provide that we pay the taxes, insurance and maintenance expenses related to the leased assets. Several of our leases include renewal options, escalation clauses and immaterial amounts of contingent rent expense. We expect that in the normal course of business leases that expire will be renewed or replaced by leases on other properties.

  Operating Leases as Lessor and IRU Revenue

  We enter into lease or service arrangements for IRU capacity on our fiber optic cable systems with third parties and for many of these leases or service arrangements, we received up-front cash payments. We have $50.1 million and $52.9 million in deferred revenue at December 31, 2010 and 2009 respectively, representing cash received from customers for which we will recognize revenue in the future. The arrangements under operating lease or service arrangements expire on various dates through 2029. The revenue will be recognized over the term of the agreements.

  A summary of minimum future lease or service arrangement cash receipts including IRUs and the provision of certain other service are as follows (amounts in thousands):

Years ending December 31,
2011	$6,741
2012	6,697
2013	6,628
2014	6,140
2015	5,005
2016 and thereafter	38,042

Total minimum future service revenues	$69,253

  The cost of assets that are leased to customers is $256.2 million and $251.5 million as of December 31, 2010 and 2009, respectively. The carrying value of assets leased to customers is $159.4 million and $166.2 million as of December 31, 2010 and 2009, respectively.

  Letters of Credit

  We have letters of credit totaling $2.7 million outstanding under our amended Senior Credit Facility as follows:

  •
  $2.4 million to secure payment of certain access charges associated with our provision of telecommunications services within the State of Alaska,

  •
  $249,000 to meet obligations associated with our insurance arrangements, and

  •
  $100,000 to secure right of way access.

  Wireless Service Equipment Obligation

  We have entered into an agreement to purchase hardware, software, and equipment capable of providing wireless service to small markets in rural Alaska as a reliable substitute for standard wire line service. The agreement has a total remaining commitment of $4.8 million. We paid $2.9 million, $5.2 million and $3.8 million for the years ended December 31, 2010, 2009 and 2008,

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(12)    Commitments and Contingencies (Continued)

  respectively, and expect to pay $284,000 and $4.5 million during the years ended December 31, 2011, and 2012, respectively.

  Guaranteed Service Levels

  Certain customers have guaranteed levels of service with varying terms. In the event we are unable to provide the minimum service levels we may incur penalties or issue credits to customers.

  Self-Insurance

  Through December 31, 2010, we were self-insured for losses and liabilities related primarily to health and welfare claims up to $200,000 per incident and $2.0 million per lifetime per beneficiary above which third party insurance applied. Effective January 1, 2011, these limits are $500,000 per incident and $2.0 million per lifetime. A reserve of $1.6 million and $1.1 million was recorded at December 31, 2010 and 2009, respectively, to cover estimated reported losses, estimated unreported losses based on past experience modified for current trends, and estimated expenses for settling claims. We are self-insured up to $500,000 per incident for losses and liabilities related to workers' compensation claims and have an insurance policy for any losses in excess of $500,000 per incident. A reserve of $1.8 million and $72,000 was recorded at December 31, 2010 and 2009, respectively, to cover estimated reported losses and estimated expenses for investigating and settling claims. $1.3 million was included in this reserve for the year ended December 31, 2010 for the GCI-owned aircraft accident further discussed below. Actual losses will vary from the recorded reserves. While we use what we believe are pertinent information and factors in determining the amount of reserves, future additions to the reserves may be necessary due to changes in the information and factors used.

  We are self-insured for damage or loss to certain of our transmission facilities, including our buried, undersea, and above-ground transmission lines. If we become subject to substantial uninsured liabilities due to damage or loss to such facilities, our financial position, results of operations or liquidity may be adversely affected.

  Litigation, Disputes, and Regulatory Matters

  We are involved in various lawsuits, billing disputes, legal proceedings, and regulatory matters that have arisen from time to time in the normal course of business. While the ultimate results of these items cannot be predicted with certainty we do not expect, at this time, that the resolution of them will have a material adverse effect on our financial position, results of operations or liquidity. In addition we are involved in the following matters:

  •
  In September 2008, the FCC's Office of Inspector General initiated an investigation regarding Alaska DigiTel's compliance with program rules and requirements under the Lifeline Program. The request covered the period beginning January 1, 2004 through August 31, 2008 and related to amounts received for Lifeline service. Alaska DigiTel was an Alaska based wireless communications company of which we acquired an 81.9% equity interest on January 2, 2007 and the remaining 18.1% equity interest on August 18, 2008 and was subsequently merged with one of our wholly owned subsidiaries in April 2009. Prior to August 18, 2008, our control over the operations of Alaska DigiTel was limited as required by the FCC upon its approval of our initial acquisition completed in January 2007. We responded to this request on behalf of Alaska DigiTel

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(12)    Commitments and Contingencies (Continued)

    and the GCI companies as affiliates. On January 18, 2011, we reached an agreement with the FCC and the Department of Justice to settle the matter, which required us to contribute $1.6 million to the United States Treasury and grants us a broad release of claims including those under the False Claims Act. The $1.6 million contribution, of which $154,000, $661,000 and $741,000 was recognized in selling, general and administrative expense in the Statement of Operations in the years ending December 31, 2010, 2009 and 2008, respectively, was paid in January 2011; and

  •
  In August 2010, a GCI-owned aircraft was involved in an accident resulting in five fatalities and injuries to the remaining four passengers on board. We had aircraft and liability insurance coverage in effect at the time of the accident. We cannot predict the likelihood or nature of any potential claims related to the accident.

  Universal Service

  The USF pays ETCs to support the provision of local service in high cost areas. Under FCC regulations and RCA orders, we are an authorized competitive ETC for purposes of providing wireless and wireline telephone service in Anchorage, Juneau, Fairbanks, and the Matanuska Telephone Association study area (which includes the Matanuska-Susitna Valley) and other less populated areas throughout Alaska. Without ETC status, we would not qualify for USF support in these areas or other rural areas where we propose to offer wireline and wireless local services, and our revenue for providing local services in these areas would be materially adversely affected.

  On May 1, 2008, the FCC issued an order adopting the recommendation of the Federal State Joint Board on Universal Service to impose a state-by-state interim cap on high cost funds to be distributed to competitive ETCs. As part of the revised policy, the FCC adopted a limited exception from the cap for competitive ETCs serving tribal lands or Alaska Native regions. While the operation of the cap has generally reduced the high cost fund amounts available to competitive ETCs as new competitive ETCs are designated and as existing competitive ETCs acquire new customers, providers like us who serve tribal lands or Alaska Native regions were provided some relief. On March 5, 2009, the FCC issued an additional order waiving a previously adopted limitation to the exception, the result of which was to provide uncapped support for all lines served by competitive ETCs for tribal lands or Alaska Native regions during the time the interim cap is in effect. The uncapped support for tribal lands or Alaska Native regions and the cap for all other regions will be in place until the FCC takes action on proposals for long term reform.

  On March 16, 2010, the FCC staff released the National Broadband Plan, including among its topics a proposal to transition existing USF high cost support from voice to broadband networks over a 10-year period. On April 21, 2010, the FCC initiated a proceeding to consider interim and long-term USF reforms, including a five-year phase-out of support to competitive ETCs. On February 8, 2011, the FCC issued a Notice of Proposed Rulemaking to consider adopting reforms to its high cost support program, including, among other things, the proposed competitive ETC phase-out and ways to fund and distribute support for broadband services. We cannot predict at this time the outcome of this proceeding or its effect on high cost support available to us, but our revenue for providing local services in these areas would be materially adversely affected by the reduction of USF support.

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(12)    Commitments and Contingencies (Continued)

  Cable Service Rate Reregulation

  Federal law permits regulation of basic cable programming services rates. However, Alaska law provides that cable television service is exempt from regulation by the RCA unless 25% of a system's subscribers request such regulation by filing a petition with the RCA. At December 31, 2010, only the Juneau system is subject to RCA regulation of its basic service rates. No petition requesting regulation has been filed for any other system. The Juneau system serves 7% of our total basic service subscribers at December 31, 2010.

  Alaska Wireless Contingent Payment

  On July 1, 2008 we completed the acquisition of all of the ownership interests in Alaska Wireless. We made an initial payment on the acquisition date and an additional payment of $5.2 million in February 2010 that was contingent on the achievement of certain financial conditions. The commitment was accrued at December 31, 2009.

  Code Division Multiple Access ("CDMA") Network Expansion

  During 2007 Alaska DigiTel and GCI signed an agreement with a customer to build-out Alaska DigiTel's CDMA network with various milestones through 2012 to provide expanded roaming area coverage. If we fail to meet the schedule, the customer has the right to terminate the agreement and we may be required to pay up to $16.0 million as liquidated damages. We expect to meet the deadlines imposed by the build-out schedule and therefore expect our expenditures to result in an expansion of our wireless facilities rather than payment of the liquidated damages.

  TERRA-Southwest

  In January 2010 the U.S. Department of Agriculture's RUS approved our wholly-owned subsidiary, UUI's application for an $88.2 million loan/grant combination to extend terrestrial broadband service for the first time to Bristol Bay and the Yukon-Kuskokwim Delta, an area in Alaska roughly the size of the state of North Dakota. Upon completion, TERRA-Southwest ("TERRA-SW") will be able to serve over 9,000 households and over 700 businesses in the 65 covered communities. The project will also be able to serve numerous public/non-profit/private community anchor institutions and entities, such as regional health care providers, school districts, and other regional and Alaska native organizations. The RUS award, consisting of a $44.2 million loan and a $44.0 million grant, will be made under the RUS Broadband Initiatives Program established pursuant to the American Recovery and Reinvestment Act. The award will fund backbone network facilities that we would not otherwise be able to construct within our return-on-investment requirements. UUI started construction on TERRA-SW in 2010 and expects to complete the project in 2012 or earlier if possible.

(13)    Non-controlling Interest

  On January 1, 2009 we adopted ASC Topic 810-10-65-1, "Consolidation" (formerly SFAS No. 160, "Non-Controlling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51"). As a result of the required retrospective application of the presentation and disclosure provisions, our loss before income tax expense changed from $792 previously reported to $2,295 for the year ended December 31, 2008. Our net loss previously

GCI, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(13)    Non-controlling Interest (Continued)

  reported was $1,869 and is now $3,372 for the year ended December 31, 2008. There was no change in total stockholder's equity as of December 31, 2008. There was no adjustment to the consolidated statements of cash flows for the year ended December 31, 2008.

(14)    Fourth Quarter Results of Operations (Unaudited)

  The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2010 and 2009 (amounts in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010
Total revenues	$152,419	162,326	171,509	164,996
Operating income	$19,129	25,048	30,203	14,131
Net income (loss) attributable to GCI, Inc.	$1,674	1,930	7,583	(2,232)
2009
Total revenues	$148,689	148,796	150,816	147,510
Operating income	$13,512	18,559	20,730	13,301
Net income (loss) attributable to GCI, Inc.	$354	2,564	4,336	(3,738)

  During the fourth quarter of 2009, we recognized $1.9 million in interest expense resulting from the write-off of the original issue discount on our Senior Credit Facility, our interest expense increased $1.0 million due to the issuance of $425.0 million in additional Senior Notes, we recognized $1.0 million in interest expense resulting from the write-off of deferred loan costs on our Senior Credit Facility, we recorded an $862,000 adjustment to decrease wireless revenue to correct the accrual of wireless plan fee and usage revenue reported in prior quarters, and we recorded a $760,000 increase to the Allowance for Doubtful Receivables to reserve for a certain customer account receivable.

(15)    Subsequent Event

  On January 18, 2011, we repaid $5.0 million of our outstanding long-term debt. On February 15, 2011 and February 25, 2011, we borrowed $8.0 million and $5.0 million, respectively, under our amended Senior Credit Facility. After consideration of these transactions, we have $44.3 million available for borrowing under our revolving credit facility.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representatives. This Prospectus does not offer to sell or ask for offers to buy any of the securities other than those to which this Prospectus relates and it does not constitute an offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information contained in this Prospectus is current only as of its date.

$325,000,000

OFFER TO EXCHANGE

6 3/4% Senior Notes
due 2021
for
6 3/4% Senior Notes
due 2021

PROSPECTUS

July 7, 2011

Dealer Prospectus Delivery Obligation

Until October 5, 2011, all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.